Filed pursuant to Rule 424(b)(3)
Registration No. 333-200614

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

January 16, 2015

Dear Fellow Stockholder:

We cordially invite you to attend a special meeting of stockholders of Covance Inc., a Delaware corporation, which we refer to as Covance, to be held on February 18, 2015, at 8:00 a.m., local time. As previously announced, Covance and Laboratory Corporation of America Holdings, which we refer to as LabCorp, have entered into an Agreement and Plan of Merger, dated as of November 2, 2014, which we refer to as the merger agreement. Pursuant to the terms of the merger agreement, a subsidiary of LabCorp will merge with and into Covance, with Covance surviving the merger as a wholly owned subsidiary of LabCorp.

If the merger contemplated by the merger agreement is completed, holders of Covance common stock will be entitled to receive 0.2686 shares of LabCorp common stock and $75.76 in cash, without interest, for each share of Covance common stock that they own. Based on the closing price of $109.29 of LabCorp common stock on the New York Stock Exchange, which we refer to as NYSE, on October 31, 2014, the last business day before the date of the execution of the merger agreement and the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $105.12 per share of Covance common stock. This price represented a premium of approximately 32% to the closing price of Covance common stock of $79.90 on NYSE on October 31, 2014. Based on the closing price of $115.86 of LabCorp common stock on NYSE on January 13, 2015, the latest practicable date before the filing of this proxy statement/prospectus, the merger consideration represented approximately $106.88 per share of Covance common stock. LabCorp stock is listed on NYSE under the trading symbol “LH,” and we encourage you to obtain quotes for the LabCorp common stock, given that part of the merger consideration is payable in LabCorp common stock.

Under the General Corporation Law of the State of Delaware, the approval of Covance stockholders must be obtained before effecting the merger and the other transactions contemplated by the merger agreement. Based on the estimated number of shares of Covance and LabCorp common stock that will be outstanding immediately prior to the closing of the merger, we estimate that, upon closing, existing LabCorp stockholders will own approximately 84.5% of the outstanding shares of LabCorp common stock and former Covance stockholders will own approximately 15.5% of the outstanding shares of LabCorp common stock.

At the special meeting of Covance stockholders, Covance stockholders will be asked to vote on (i) a proposal to adopt the merger agreement and (ii) a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Covance’s named executive officers in connection with the merger. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Covance common stock entitled to vote on the matter at the special meeting vote to adopt the merger agreement. A failure to vote, a broker non-vote or an abstention, will have the same effect as a vote “AGAINST” the adoption of the merger agreement. For the advisory proposal concerning the compensation that may become payable to Covance’s named executive officers in connection with the merger to be considered approved, votes cast “FOR” must exceed votes cast “AGAINST.” Additionally, shares that are present at the special meeting but are not voted, whether due to broker non-vote, abstention or otherwise, will be counted neither as “FOR” nor “AGAINST” and, assuming a quorum is present at the special meeting, will not have an effect on, the advisory proposal concerning the compensation that may become payable to Covance’s named executive officers in connection with the merger.

We cannot complete the merger unless the Covance stockholders approve the proposal to adopt the merger agreement. The merger is not conditioned on approval of the advisory proposal concerning the compensation that may become payable to Covance’s named executive officers in connection with the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Covance stockholders meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Covance stockholders meeting.

The Covance board of directors has unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Covance and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Covance stockholders, and recommended that the Covance stockholders vote to adopt the merger agreement. ACCORDINGLY, THE COVANCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COVANCE STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE ADVISORY PROPOSAL CONCERNING THE COMPENSATION THAT MAY BECOME PAYABLE TO COVANCE’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER. In considering the recommendation of the Covance board of directors, you should be aware that certain directors and executive officers of Covance will have interests in the merger that may be different from, or in addition to, the interests of Covance stockholders generally. See the section entitled “Interests of Covance’s Directors and Executive Officers in the Merger” beginning on page 124 of the accompanying proxy statement/prospectus.

We urge you to read carefully and in their entirety the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. If you have any questions regarding this proxy statement/prospectus, you may contact Innisfree M&A Inc., Covance’s proxy solicitor, by calling toll-free at (877) 800-5182.

On behalf of the board of directors of Covance, thank you for your consideration and continued support. We look forward to the successful completion of the merger.

Sincerely,

Joseph L. Herring

Chairman and Chief Executive Officer

Covance Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 16, 2015 and is first being mailed to Covance stockholders on or about January 20, 2015.

Covance Inc.

210 Carnegie Center

Princeton, New Jersey 08540

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Fellow Stockholder:

You are cordially invited to a special meeting of stockholders of Covance Inc., which we refer to as Covance, which will be held on February 18, 2015, at 8:00 a.m., local time, for the following purposes:

1	to vote on a proposal to adopt the Agreement and Plan of Merger, which we refer to as the merger agreement, dated as of November 2, 2014, as may be amended from time to time, among Laboratory Corporation of America Holdings, which we refer to as LabCorp, Neon Merger Sub Inc., a subsidiary of LabCorp, and Covance, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part; and

2	to vote on a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Covance’s named executive officers in connection with the merger.

Your proxy is being solicited by the Covance board of directors. The Covance board of directors has unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Covance and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Covance stockholders, and recommended that the Covance stockholders vote to adopt the merger agreement. ACCORDINGLY, THE COVANCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COVANCE STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE ADVISORY PROPOSAL CONCERNING THE COMPENSATION THAT MAY BECOME PAYABLE TO COVANCE’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

The Covance board of directors has fixed the close of business on January 15, 2015 as the record date for determination of Covance stockholders entitled to receive notice of, and to vote at, the Covance stockholders meeting or any adjournments or postponements thereof. Only holders of record of Covance common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Covance stockholders meeting. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Covance common stock entitled to vote on the matter at the special meeting vote to adopt the merger agreement. A failure to vote, a broker non-vote or an abstention, will have the same effect as a vote “AGAINST” the adoption of the merger agreement. For the advisory proposal concerning the compensation that may become payable to Covance’s named executive officers in connection with the merger to be considered approved, votes cast “FOR” must exceed votes cast “AGAINST.” Additionally, shares that are present at the special meeting but are not voted, whether due to broker non-vote, abstention or otherwise, will be counted neither as “FOR” nor “AGAINST” and, assuming a quorum is present at the special meeting, will not have an effect on, the advisory proposal concerning the compensation that may become payable to Covance’s named executive officers in connection with the merger.

Your vote is very important. We hope you will attend the special meeting in person. Whether or not you plan to attend the meeting, we urge you to vote by Internet or telephone to ensure that your shares are represented at the meeting. Registered stockholders may vote (i) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; (ii) by telephone (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (iii) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Registered stockholders who attend the meeting may vote their shares personally even if they previously have voted their shares.

An admission ticket and government-issued picture identification will be required to enter the meeting. All stockholders must have an admission ticket to attend the special meeting. Stockholders may obtain a special meeting ticket and directions to the Princeton Marriott Hotel & Conference Center at Forrestal, located at 100 College Road East, Princeton, New Jersey 08540, where the special meeting will be held, by writing to Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. If you are a registered stockholder, please indicate that in your request. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares are held by a bank, broker or other nominee, you must enclose with your request evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or other nominee. Please submit your ticket request and proof of ownership as promptly as possible in order to ensure you receive your ticket in time for the meeting. Admission to the special meeting will be on a first-come, first-served basis.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Innisfree M&A Inc., Covance’s proxy solicitor, by calling toll-free at (877) 800-5182.

James W. Lovett Corporate Senior Vice President, General Counsel and Secretary

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Covance Inc., which we refer to as Covance, and Laboratory Corporation of America Holdings, which we refer to as LabCorp, from other documents that Covance and LabCorp have filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Covance, without charge, by written or telephonic request directed to Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, Telephone (609) 452-4440; or Innisfree M&A Inc., which we refer to as Innisfree, Covance’s proxy solicitor, by calling toll-free at (877) 800-5182. Banks, brokerage firms, and other nominees may call collect at (212) 750-5833.

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning LabCorp, without charge, by written or telephonic request directed to Laboratory Corporation of America Holdings, Attention: Secretary, 358 South Main Street, Burlington, North Carolina 27215, Telephone (336) 229-1127; or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the special meeting of Covance stockholders to be held on February 18, 2015, which we refer to as the special meeting, you must request the information no later than five business days prior to the date of the special meeting, or February 10, 2015.

We are not incorporating the contents of the websites of the SEC, Covance, LabCorp or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by LabCorp (File No. 333-200614), constitutes a prospectus of LabCorp under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of common stock of LabCorp, which we refer to as LabCorp common stock, to be issued to Covance stockholders pursuant to the Agreement and Plan of Merger, dated as of November 2, 2014, by and among Covance, LabCorp and Neon Merger Sub Inc., which we refer to as Merger Sub, as it may be amended from time to time, which we refer to as the merger agreement. This document also constitutes a proxy statement of Covance under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which Covance stockholders will be asked to vote on a proposal to adopt the merger agreement and a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Covance’s named executive officers in connection with the merger, which we refer to as the merger-related compensation arrangements for Covance’s named executive officers.

LabCorp has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to LabCorp, and Covance has supplied all such information relating to Covance.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. LabCorp and Covance have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated January 16, 2015, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Covance stockholders nor the issuance by LabCorp of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

-i-

(continued)

-ii-

(continued)

Annex A	Agreement and Plan of Merger, dated as of November 2, 2014, by and among Laboratory Corporation of America Holdings, Neon Merger Sub Inc. and Covance Inc.	A-1
Annex B	Opinion of Goldman, Sachs & Co.	B-1
Annex C	Delaware General Corporation Law, Section 262	C-1

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. These questions and answers may not address all questions that may be important to you as a Covance stockholder. Please refer to the section entitled “Summary” beginning on page 12 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:	You are receiving this document because you were a stockholder of record of Covance on the record date for the special meeting, which we refer to as the record date. LabCorp has agreed to acquire Covance under the terms of the merger agreement which are described in this proxy statement/prospectus. If the proposal to adopt the merger agreement is approved by Covance’s stockholders and the other conditions to closing under the merger agreement are satisfied or waived, Merger Sub, a Delaware corporation and a wholly owned subsidiary of LabCorp, will be merged with and into Covance, with Covance surviving the merger as a wholly owned subsidiary of LabCorp, which we refer to as the surviving corporation. As a result of the merger, Covance will no longer be a public company. Following the merger, the common stock of Covance, which we refer to as Covance common stock, will be delisted from the New York Stock Exchange, which we refer to as NYSE, and deregistered under the Exchange Act, and Covance will no longer be required to file periodic reports with the SEC in respect of Covance common stock.

This proxy statement/prospectus serves as the proxy statement through which Covance will solicit proxies to obtain the necessary stockholder approval for the merger. It also serves as the prospectus by which LabCorp will issue shares of LabCorp common stock to pay the stock portion of the merger consideration.

Covance is holding the special meeting to ask its stockholders to vote on a proposal to adopt the merger agreement. Covance stockholders are also being asked to vote on a proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

This proxy statement/prospectus includes important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the special meeting. Covance stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Covance stockholders to vote their shares without attending the special meeting in person.

Q:	Does my vote matter?

A:	Yes, your vote is very important. You are encouraged to vote as soon as possible.

The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Covance common stock entitled to vote on the matter at the special meeting vote to adopt the merger agreement. For Covance stockholders, if you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

Q:	What is the vote required to approve each proposal at the special meeting?

A:

The approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Covance common stock entitled to vote on the matter at the special meeting. Because the affirmative vote required to approve the proposal to adopt the merger agreement is based upon the total number of outstanding shares of Covance common stock entitled to vote on the matter at the special meeting, if you fail to submit a proxy or vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

The approval of the merger-related compensation arrangements for Covance’s named executive officers requires the affirmative vote of the holders of a majority in voting power of the shares of Covance common stock present in person or represented by proxy and casting votes on the matter at the special meeting (with abstentions and broker non-votes (defined below in the section entitled “Questions and Answers About the Merger and the Special Meeting—If my shares of Covance common stock are held in ‘street name’ by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?”) not counted as votes cast on the matter); however, such vote is non-binding and advisory only. If your shares of Covance common stock are present at the special meeting but are not voted on the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers, if you vote to abstain on the proposal, if you fail to submit a proxy or to vote in person at the special meeting or if your shares of Covance common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Covance common stock, your shares of Covance common stock will not be counted as “FOR” or “AGAINST” and, assuming a quorum is present at the special meeting, will not have an effect on, the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

See the section entitled “Information About the Special Meeting” beginning on page 59 of this proxy statement/prospectus.

Q:	How does the Covance board recommend that I vote at the special meeting?

A:	The board of directors of Covance, which we refer to as the Covance board, unanimously recommends that Covance stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

See the section entitled “The Merger—Recommendation of the Covance Board; Covance’s Reasons for the Merger” beginning on page 78 of this proxy statement/prospectus.

Q:	What will happen to Covance as a result of the merger?

A:	Merger Sub, a Delaware corporation and wholly owned subsidiary of LabCorp, will be merged with and into Covance, with Covance continuing as the surviving corporation and a wholly owned subsidiary of LabCorp.

Q:	What will I receive if the merger is completed?

A:	If the merger is completed, each share of Covance common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive (i) an amount in cash equal to $75.76, without interest, which we refer to as the cash consideration, and (ii) 0.2686 shares of LabCorp common stock, which we refer to as the stock consideration, and together with the cash consideration, as the per share merger consideration.

Q:	How do I calculate the value of the per share merger consideration?

A:	Because LabCorp will pay a fixed amount of cash and issue a fixed number of shares of LabCorp common stock as part of the per share merger consideration, the value of the per share merger consideration will depend in part on the price per share on NYSE of LabCorp common stock at the time the merger is completed. That price will not be known at the time of the special meeting and may be greater or less than the current price of LabCorp common stock or the price of LabCorp common stock at the time of the special meeting.

Based on the closing price of $109.29 of LabCorp common stock on NYSE on October 31, 2014, the last business day before the date of the execution of the merger agreement and the last trading day before the public announcement of the merger agreement, the per share merger consideration represented approximately $105.12 per share of Covance common stock. This price represented a premium of approximately 32% to the closing price of Covance common stock of $79.90 on NYSE on October 31, 2014. Based on the closing price of $115.86 of LabCorp common stock on NYSE on January 13, 2015, the latest practicable date before the filing of this registration statement, the per share merger consideration represented approximately $106.88 per share of Covance common stock.

Q:	What happens if I am eligible to receive a fraction of a share of LabCorp common stock as part of the per share merger consideration?

A:	If the aggregate number of shares of LabCorp common stock that you are entitled to receive as part of the per share merger consideration includes a fraction of a share of LabCorp common stock, you will receive cash in lieu of that fractional share.

See the section entitled “The Merger Agreement—Fractional Shares” beginning on page 101 of this proxy statement/prospectus.

Q:	What will holders of Covance stock based plans receive in the merger?

A:	Upon completion of the merger:

Each Covance “in-the-money” option will be cashed-out, with the holder receiving a cash amount equal to (i) the cash consideration plus the product of (x) the stock consideration and (y) the volume weighted average of the closing sale prices of LabCorp shares on NYSE for the ten consecutive trading days ending with (and including) the third trading day prior to the closing of the merger, which we refer to as the average LabCorp stock price, minus (ii) the applicable exercise price. Each Covance “out-of-the-money” option will be canceled for no consideration. With respect to each award of Covance restricted stock (other than any award of rollover restricted stock as discussed below), a number of shares equal to the sum of (i) the number of Covance restricted shares that have been issued and are outstanding immediately prior to the effective time of the merger, which we refer to as the effective time, plus (ii) one-half the number of additional shares of Covance restricted stock or Covance common stock that could be issued pursuant to the award agreement governing such award, generally assuming maximum achievement of all applicable performance goals per performance periods that have not been completed (up to a total additional amount of 43,000 shares in the aggregate, which we refer to as the restricted stock limitation), will be converted into the right to receive the per share merger consideration.

Holders of Covance deferred stock units will receive the per share merger consideration for each deferred stock unit that they hold.

Holders of Covance restricted stock units will receive for each restricted stock unit a cash amount equal to the sum of (i) the stock consideration multiplied by the average LabCorp stock price plus (ii) the cash consideration.

Each award of restricted stock identified as “rollover restricted stock” will be canceled in exchange for an award of a number of shares of LabCorp common stock equal to (i) the sum of (A) the stock consideration plus (B)(1) the cash consideration divided by (2) the average LabCorp stock price, multiplied by (ii) the number of shares of rollover restricted stock that constitute such award of rollover restricted stock, rounded up to the nearest whole share. In the event that the foregoing treatment of rollover restricted stock would cause a vote of the LabCorp stockholders to be required under the rules and regulations of NYSE in order for LabCorp and Merger Sub to consummate the transactions contemplated by the merger agreement, then, notwithstanding the foregoing, each award of rollover restricted stock will be canceled in exchange for an award representing the right to receive a cash amount equal to (i) the sum of (A) the stock consideration multiplied by the average LabCorp stock price plus (B) the cash consideration, multiplied by (ii) the number of shares of rollover restricted stock that constitute such award of rollover restricted stock, and such award will continue to vest and be settled in accordance with the terms and conditions as were applicable under such award of rollover restricted stock immediately prior to the effective time.

Instead of receiving any fractional shares, each holder of Covance common stock will be paid an amount, in cash (rounded to the nearest cent), equal to the product of (i) the fractional share interest to which such holder would otherwise be entitled and (ii) the average LabCorp stock price.

Q:	What if I participate in the Covance 401(k) Savings Plan?

A:	If you are a participant in the Covance 401(k) Savings Plan, which we refer to as the 401(k) Savings Plan, your proxy will serve as voting instructions for your shares of Covance common stock held in the plan as of the record date. The trustee of the 401(k) Savings Plan will vote the plan shares as instructed by plan participants. Participants in the 401(k) Savings Plan may direct the trustee of the plan as to how to vote shares allocated to their 401(k) Savings Plan. The cutoff date for voting for participants in the 401(k) Savings Plan is the close of business on February 12, 2015. If you do not provide voting instructions, the trustee will vote shares allocated to your plan account in the same proportion as those votes cast by plan participants submitting voting instructions considered as a group.

Stock owned in these plans may NOT be voted in person at the special meeting as the trustee of the plan votes the plan shares two business days prior to the special meeting, after receiving voting instructions from the plan participants.

Q:	What equity stake will Covance stockholders hold in LabCorp immediately following the merger?

A:	Based on the number of issued and outstanding shares of LabCorp common stock and Covance common stock as of January 13, 2015, the latest practicable date prior to the filing of this registration statement, and based on the exchange ratio of 0.2686, holders of shares of Covance common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 15.5% of the issued and outstanding shares of LabCorp common stock immediately following the closing of the merger. The exact equity stake of Covance stockholders in LabCorp immediately following the merger will depend on the number of shares of LabCorp common stock and Covance common stock issued and outstanding immediately prior to the merger.

Q:	How will I receive the per share merger consideration to which I am entitled?

A:	After receiving the proper documentation from you, following the effective time, the exchange agent will forward to you the LabCorp common stock and cash to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “Exchange and Payment Procedures” beginning on page 100 of this proxy statement/prospectus.

Q:	Will my shares of LabCorp common stock acquired in the merger receive a dividend?

A:	After the closing of the merger, as a holder of LabCorp common stock you will receive the same dividends on shares of LabCorp common stock that all other holders of shares of LabCorp common stock will receive for any dividend for which the record date occurs after the merger is completed.

Former Covance stockholders who hold Covance share certificates will not be entitled to be paid dividends otherwise payable on the shares of LabCorp common stock into which their shares of Covance common stock are convertible until they surrender their Covance share certificates according to the instructions provided to them. Dividends will be accrued for these Covance stockholders and they will receive the accrued dividends when they surrender their Covance share certificates, subject to abandoned property laws. LabCorp has not historically paid any dividends on its common stock and does not presently anticipate paying any dividends on its common stock in the foreseeable future. Any future LabCorp dividends will remain subject to approval by the board of directors of LabCorp, which we refer to as the LabCorp board.

Q:	What are the material United States federal income tax consequences of the merger to Covance stockholders?

A:	The receipt of the per share merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (defined below in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 132 of this proxy statement/prospectus), you will recognize gain or loss equal to the difference between (i) the sum of cash received and the fair market value (as of the effective time) of the LabCorp common stock you receive and (ii) your adjusted tax basis in the Covance common stock you exchange pursuant to the merger. If you are a non-U.S. holder (defined below in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 132 of this proxy statement/prospectus), the merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States and we encourage you to seek tax advice regarding such matters.

Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 132 of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Q:	When do you expect the merger to be completed?

A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 118 of this proxy statement/prospectus, including the adoption of the merger agreement by Covance stockholders at the special meeting, Covance and LabCorp expect that the merger will be completed during the first quarter of 2015. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Q:	Who can vote at the special meeting?

A:	All holders of record of Covance common stock as of the close of business on January 15, 2015, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting. Each holder of Covance common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Covance common stock that such holder owned of record as of the record date.

Q:	When and where is the special meeting?

A:

The special meeting will be held on February 18, 2015, at 8:00 a.m., local time. All Covance stockholders of record as of the close of business on the record date, their duly authorized proxy holders and beneficial owners with proof of ownership are invited to attend the special meeting in person. An admission ticket and government-issued picture identification, such as a driver’s license or passport, will be required to enter the special meeting. You may obtain a special meeting ticket and directions to the Princeton Marriott Hotel & Conference Center at Forrestal, located at 100 College Road East, Princeton, New Jersey 08540, where it will be held, by writing to Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. If you are a registered stockholder, please indicate that in your request. If your shares are held by a bank, broker or other nominee, you must enclose with your request evidence of your ownership of such shares, which you can obtain from your broker, bank or other nominee. If you are the representative of a corporate or institutional stockholder, you must present valid government-issued picture identification along with proof that you are the representative of such stockholder. Please submit your ticket request and proof of ownership as promptly as possible in order to ensure you receive your ticket in time for the meeting. Admission to the special meeting will be on a first-come, first-served basis. Please note that cameras, recording devices and other electronic devices will not be permitted at the special meeting. For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 59 of this proxy statement/prospectus.

Q:	What am I being asked to vote on at the special meeting?

A:	You are being asked to vote upon (i) a proposal to adopt the merger agreement and (ii) a proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

Q:	Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Covance’s named executive officers of Covance in connection with the merger?

A:	Under SEC rules, Covance is required to seek a non-binding, advisory vote with respect to certain compensation that may become payable to Covance’s named executive officers in connection with the merger.

Q:	What will happen if Covance stockholders do not approve the merger-related compensation arrangements for Covance’s named executive officers?

A:	Approval of the compensation that may become payable to Covance’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. Accordingly, you may vote not to approve the proposal concerning the merger-related compensation arrangements for Covance’s named executive officers and vote to approve the proposal to adopt the merger agreement. The vote on the proposal concerning the merger-related compensation arrangements for Covance’s named executive officers is an advisory vote and will not be binding on Covance or the surviving corporation in the merger. If the merger is completed, because Covance is contractually obligated to pay such compensation, the compensation will be payable, subject only to the contractual conditions applicable to such compensation payments, regardless of the outcome of the advisory vote.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares of Covance common stock are registered directly in your name with the transfer agent of Covance, Computershare Inc., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to Covance or to a third party to vote, at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting, however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of Covance common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Covance common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of

Covance common stock. In accordance with the rules of NYSE, banks, brokerage firms and other nominees who hold shares of Covance common stock in street name for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the proposal to adopt the merger agreement and the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares, which we refer to as a broker non-vote. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the proposal to adopt the merger agreement, but will not be counted as “FOR” or “AGAINST” or, assuming a quorum is present at the special meeting, have an effect on, the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

Q:	How many votes do I have?

A:	Each Covance stockholder is entitled to one vote for each share of Covance common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were 56,959,151 outstanding shares of Covance common stock.

Q:	What constitutes a quorum for the special meeting?

A:	A majority of the shares of Covance common stock issued and outstanding as of the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting constitutes a quorum for purposes of the special meeting. Votes to abstain are counted as present for the purpose of determining whether a quorum is present. Broker non-votes are not counted for purposes of determining whether a quorum is present. If you hold shares of Covance common stock in “street name” and you provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares or obtain a legal proxy from such bank, brokerage firm or other nominee to vote your shares in person at the special meeting, then your shares will be counted as part of the quorum.

Q:	How do I vote?

A:	Stockholder of Record. If you are a stockholder of record, you may have your shares of Covance common stock voted on the matters to be presented at the special meeting in any of the following ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or over the Internet. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person—you may attend the special meeting and cast your vote there.

Beneficial Owner. If you are a beneficial owner (i.e., hold Covance common stock in “street name”), please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	How can I change or revoke my vote?

A:

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the special meeting and voting in person, or by giving written notice of revocation to Covance prior to the time the special meeting begins. Written notice of revocation should be mailed to: Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Q:	If a stockholder gives a proxy, how are the shares of Covance common stock voted?

A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Covance common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Covance common stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you hold shares of Covance common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Covance common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. For shares of Covance common stock held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Covance common stock are voted. For shares of Covance common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	What happens if I sell my shares of Covance common stock before the special meeting?

A:	The record date is earlier than both the date of the special meeting and the effective time. If you transfer your shares of Covance common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the per share merger consideration if the merger is completed to the person to whom you transfer your shares. If the merger is completed, in order to receive the per share merger consideration, you must hold your shares through the effective time.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Covance has engaged Innisfree to assist in the solicitation of proxies for the special meeting. Covance estimates that it will pay Innisfree a fee not to exceed $20,000 plus an additional fee of $5.50 per incoming and outgoing telephone contact and telecom charges. Covance has agreed to reimburse Innisfree for certain out-of-pocket fees and expenses and also will indemnify Innisfree against certain losses, claims, damages, liabilities or expenses. Covance also may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Covance common stock. Covance’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What do I need to do now?

A:

Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting. If you hold your shares of Covance common stock in your own name as the stockholder of record, you may submit a proxy to have your shares of Covance common stock voted at the special meeting in one of three ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or over the Internet. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person—you may attend the special meeting and cast your vote there.

If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Your attendance at the special meeting will not by itself revoke your proxy. If you are a beneficial owner (i.e., hold Covance common stock in “street name”), please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	Should I send in my share certificates now?

A:	No, please do NOT return your share certificate(s) with your proxy. If the proposal to adopt the merger agreement is approved by Covance stockholders and the merger is completed, you will be sent a letter of transmittal as promptly as reasonably practicable after the completion of the merger describing how you may exchange your shares of Covance common stock for the per share merger consideration. If your shares of Covance common stock are held in “street name” through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your “street name” shares of Covance common stock in exchange for the per share merger consideration.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Covance intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Will Covance be required to submit the proposal to adopt the merger agreement to Covance stockholders even if the Covance board has withdrawn (or modified or qualified in a manner adverse to LabCorp) its recommendation that Covance stockholders adopt the merger agreement?

A:	Yes, Covance is required to submit the proposal to adopt the merger agreement to Covance stockholders even if the Covance board has withdrawn or modified or qualified in a manner adverse to LabCorp its recommendation that Covance stockholders adopt the merger agreement, unless Covance or LabCorp terminates the merger agreement prior to the special meeting. For more information regarding the ability of Covance and LabCorp to terminate the merger agreement, see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119 of this proxy statement/prospectus.

Q:	Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of Covance common stock?

A:

Stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL, provided they follow the procedures and satisfy the conditions set forth in

Section 262 of the DGCL. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Covance Stockholders” beginning on page 146 of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL will result in the loss of appraisal rights.

Q:	Are there any risks that I should consider in deciding whether to vote for the proposal to adopt the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of LabCorp and Covance contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:	In addition to approval of the proposal to adopt the merger agreement by Covance stockholders as described above, completion of the merger is subject to the satisfaction or waiver of a number of other conditions, including receipt of required regulatory approvals, the accuracy of representations and warranties under the merger agreement (subject to certain materiality exceptions), and LabCorp’s and Covance’s performance in all material respects of their respective obligations under the merger agreement. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 118 of this proxy statement/prospectus.

Q:	Is LabCorp’s obligation to complete the merger subject to LabCorp receiving financing?

A:	No. LabCorp’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the transactions contemplated by the merger agreement. For more information regarding financing, see the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 94 of this proxy statement/prospectus.

Q:	How will LabCorp fund the cash portion of the merger consideration?

A:	LabCorp plans to fund the cash consideration from a combination of cash on hand and third party debt financing, which may include some combination of a senior unsecured term loan facility, the issuance of senior unsecured notes, and/or, to the extent necessary, borrowings under a bridge facility.

See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 94 of this proxy statement/prospectus.

Q:	Is consummation of the merger contingent upon approval by the holders of LabCorp stock?

A:	No. A vote of holders of LabCorp’s capital stock is not required to consummate the merger.

Q:	What will happen if both the proposals to be considered at the special meeting are not approved?

A:	As a condition to completion of the merger, Covance stockholders must approve the proposal to adopt the merger agreement. Consummation of the merger is not conditioned or dependent on Covance stockholder approval, by non-binding, advisory vote, of the merger-related compensation arrangements for Covance’s named executive officers.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Covance stockholders or if the merger is not completed for any other reason, Covance stockholders will not receive any consideration for their shares of Covance common stock. Instead, Covance will remain an independent public company, Covance common stock will continue to be listed and traded on NYSE and registered under the Exchange Act and Covance will continue to file periodic reports with the SEC. If the merger agreement is terminated, under specified circumstances, Covance may be required to pay LabCorp a termination fee of $200 million. If the merger agreement is terminated under other specified circumstances, LabCorp may be required to pay Covance a termination fee of $305 million.

In addition, if the merger agreement is terminated, under specified circumstances, Covance must reimburse LabCorp for out-of-pocket expenses up to a maximum of either $30 million or $50 million depending on the reason for the termination. Any such expense reimbursement will be credited towards any termination fee required to be paid by Covance.

See the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 120 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Expenses” beginning on page 122 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:	If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of Covance common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Innisfree, Covance’s proxy solicitor, by calling toll-free at (877) 800-5182. Banks, brokerage firms, and other nominees may call collect at (212) 750-5833.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a Covance stockholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Parties to the Merger (Page 64)

Covance Inc.

210 Carnegie Center

Princeton, New Jersey 08540

(609) 452-4440

Covance, a Delaware corporation, is a leading drug development services company providing a wide range of early-stage and late-stage product development services on a worldwide basis primarily to the pharmaceutical and biotechnology industries. It also provides laboratory testing services to the chemical, agrochemical and food industries. It is one of the world’s largest and most comprehensive drug development services companies with annual revenues greater than $2 billion, operations in more than 30 countries and more than 12,500 employees worldwide. The Company is headquartered in Princeton, New Jersey.

Covance common stock is listed on NYSE under the symbol “CVD.”

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

LabCorp, a Delaware corporation, is one of the largest independent clinical laboratory companies in the United States. Through its national network of primary laboratories and patient service centers, along with a network of branches and STAT laboratories, its subsidiaries and affiliates provide clinical laboratory testing services to clients in both the United States and internationally, including physicians, hospitals and pharmaceutical companies, and process tests on hundreds of thousands of patient specimens daily.

LabCorp common stock is listed on NYSE under the symbol “LH.”

Neon Merger Sub Inc.

c/o Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

Merger Sub, a Delaware corporation and a wholly owned subsidiary of LabCorp, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Covance, with Covance surviving the merger as a wholly owned subsidiary of LabCorp.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, Merger Sub will merge with and into Covance. After the effective time, Covance will be the surviving corporation and a wholly owned subsidiary of LabCorp. Following the merger, Covance common stock will be delisted from NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Per Share Merger Consideration (Page 65)

At the effective time, each share of Covance common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive (i) $75.76 in cash, without interest, and (ii) 0.2686 shares of LabCorp common stock.

Financing of the Merger and Indebtedness Following the Merger (Page 94)

LabCorp’s obligation to complete the merger is not contingent upon receipt by LabCorp of any financing. LabCorp plans to fund the cash consideration from a combination of cash on hand and third party debt financing, which may include some combination of a senior unsecured term loan facility, as described below, the issuance of senior unsecured notes, and/or, to the extent necessary, borrowings under the bridge facility described below.

On December 19, 2014, LabCorp entered into a term loan credit facility with Bank of America, N.A., which we refer to as Bank of America, as administrative agent, and other financial institutions, which we refer to as the term loan lenders. Under the term loan facility, the term loan lenders have agreed to provide a $1.0 billion senior unsecured term loan credit facility for the purpose of financing a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The term loan credit facility will be advanced in full on the closing date of the merger and the conditions to funding the term loan credit facility on the closing date of the merger are substantially the same as the below described conditions to funding the bridge facility. The term loan credit facility will mature five years after the closing date of the merger and may be prepaid without penalty. The $1.0 billion of term loan commitments made under the term loan credit facility reduces the commitments made under the bridge facility dollar for dollar.

On November 2, 2014, in connection with entering into the merger agreement, LabCorp entered into a bridge facility commitment letter with Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC, which we refer to collectively as the commitment parties. Under the bridge facility commitment letter, the lenders have agreed to provide a $4.25 billion senior unsecured bridge term loan credit facility, which upon entry into the term loan credit facility was reduced to a $3.25 billion commitment, consisting of a $2.85 billion 364-day unsecured debt bridge tranche and a $400 million 60-day unsecured cash bridge tranche for the purpose of financing a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The bridge facility may be drawn only in a single drawing on the closing date of the merger and may be prepaid without penalty. LabCorp anticipates that some or all of the bridge facility will be replaced prior to closing by the issuance of senior unsecured notes by LabCorp in the debt capital markets.

For more information on the financing of the merger, see the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 94 of this proxy statement/prospectus.

Recommendation of the Covance Board; Covance’s Reasons for the Merger (Page 78)

The Covance board, at a special meeting held on November 2, 2014, unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Covance and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Covance stockholders and recommended that the Covance stockholders vote to adopt the merger agreement. Accordingly, the Covance board unanimously recommends that the Covance stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Covance’s named executive officers.

In evaluating the merger, the Covance board consulted with and received the advice of Covance’s outside legal and financial advisors, discussed certain issues with Covance senior management and considered a number of factors that it believed supported its decision to enter into the merger agreement and consummate the merger, including, without limitation, those listed in “The Merger—Recommendation of the Covance Board; Covance’s Reasons for the Merger” beginning on page 78 of this proxy statement/prospectus.

Opinion of Covance’s Financial Advisor (Page 82)

On November 2, 2014, at a meeting of the Covance board, Goldman, Sachs & Co., which we refer to as Goldman Sachs, rendered its oral opinion to the Covance board, subsequently confirmed in writing, to the effect that, as of November 2, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the per share merger consideration of $75.76 in cash, without interest, and 0.2686 shares of LabCorp common stock to be paid to the holders (other than LabCorp and its affiliates) of Covance common stock pursuant to the merger agreement was fair from a financial point of view to those holders.

The full text of the written opinion of Goldman Sachs, dated November 2, 2014, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Covance board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of Covance common stock should vote with respect to the merger or any other matter.

Information About the Special Meeting (Page 59)

The special meeting will be held at the Princeton Marriott Hotel & Conference Center at Forrestal, located at 100 College Road East, Princeton, New Jersey 08540, on February 18, 2015, at 8:00 a.m., local time. The special meeting is being held in order to vote on:

•	a proposal to adopt the merger agreement; and

•	a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Covance’s named executive officers in connection with the merger.

Completion of the merger is conditioned on approval of the proposal to adopt the merger agreement but approval of the advisory proposal concerning the merger-related compensation arrangements for Covance’s named executive officers is not a condition to the obligation of either Covance or LabCorp to complete the merger.

Only holders of record of issued and outstanding shares of Covance common stock as of the close of business on January 15, 2015, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. You may cast one vote for each share of Covance common stock that you owned as of that record date.

Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Covance common stock entitled to vote on the matter at the special meeting. Shares not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to adopt the merger agreement.

For the advisory proposal concerning the merger-related compensation arrangements for Covance’s named executive officers to be considered approved, votes cast “FOR” must exceed votes cast “AGAINST.” Shares present and not voted, whether by broker non-vote, abstention or otherwise, will not be counted “FOR” or “AGAINST” and, assuming a quorum is present at the special meeting, will not have an effect on, the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers.

As of the close of business on the record date for the special meeting, there were 56,959,151 shares of Covance common stock outstanding and entitled to vote. As of the same date, the directors and executive officers of Covance as a group owned and were entitled to vote 516,808 shares of Covance common stock, representing approximately 0.9% of the total issued and outstanding shares of Covance common stock on that date. Covance currently expects that all directors and executive officers will vote their shares in favor of each of the proposals to be considered at the special meeting, although none of them has entered into any agreement obligating them to do so.

Interests of Covance’s Directors and Executive Officers in the Merger (Page 124)

The interests of Covance’s directors and executive officers in the merger that are different from, or in addition to, those of the Covance stockholders generally are described below. The Covance board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted by its stockholders. These interests include (i) the accelerated vesting and payment of Covance stock options, shares of Covance restricted stock, Covance restricted stock units and Covance deferred stock units, (ii) certain severance and other separation benefits that may be payable upon termination of employment following the consummation of the merger, (iii) additional service credit, age credit and accelerated vesting of certain pension or retirement benefits that may be payable upon termination of employment following the consummation of the merger, (iv) accelerated payment of certain previously vested deferred compensation benefits and (v) entitlement to continued indemnification and insurance coverage under the merger agreement.

Regulatory Approvals (Page 96)

The completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, which we refer to as the FTC, and the Department of Justice, which we refer to as the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated.

On November 12, 2014, Covance and LabCorp filed with the DOJ and Covance filed with the FTC, and on November 13, 2014, LabCorp filed with the FTC, notification and report forms under the HSR Act with respect to the proposed merger. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern time on December 15, 2014, without any action having been taken by the FTC or the DOJ.

LabCorp and Covance have agreed to cooperate with each other and use, and cause their respective affiliates to use, their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger in the most expeditious manner practicable. In furtherance of the foregoing, LabCorp and Covance have agreed to use their reasonable best efforts to:

•	make all necessary registrations, declarations, filings and notices with governmental entities applicable to the transactions contemplated by the merger agreement; and

•	obtain all waivers, consents, authorizations, orders and approvals from governmental entities that are required in order to consummate the merger or any of the other transactions contemplated by the merger agreement.

LabCorp is not required under the merger agreement to accept or agree to a burdensome condition (as defined in the section entitled “The Merger Agreement—Efforts to Complete the Merger; Regulatory Approvals” beginning on page 113 of this proxy statement/prospectus) in order to obtain such regulatory approvals. If the merger agreement is terminated for reasons relating to the failure to obtain regulatory approvals required for the merger, under certain circumstances, LabCorp will be required to pay Covance a termination fee of $305 million.

Appraisal Rights of Covance Stockholders (Page 146)

Covance stockholders of record have appraisal rights under the DGCL in connection with the merger. Covance stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of Covance common stock held by a Covance stockholder as of the record date who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the per share merger consideration, unless such Covance stockholder fails to perfect or withdraws or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the effective time, such holder of Covance common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the per share merger consideration, without interest thereon, less any withholding taxes. The relevant provisions of the DGCL are included as Annex C to this proxy statement/prospectus.

You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Covance stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights of Covance Stockholders” beginning on page 146 of this proxy statement/prospectus for additional information and the text of Section  262 of the DGCL reproduced in its entirety as Annex C to this proxy statement/prospectus.

Conditions to Completion of the Merger (Page 118)

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

•	approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Covance common stock entitled to vote thereon at the special meeting;

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the merger under the HSR Act;

•	the absence of any law, regulation, order, judgment or injunction that restrains, enjoins or otherwise prohibits the closing of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	the shares of LabCorp common stock to be issued in the merger having been approved for listing on NYSE, subject to official notice of issuance.

In addition, the obligations of LabCorp and Merger Sub to effect the merger are subject to the satisfaction, or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Covance to the extent required under the merger agreement;

•	Covance’s performance of or compliance with, in all material respects, its obligations under the merger agreement required to be performed or complied with at or prior to the closing date of the merger;

•	the receipt by LabCorp of a certificate signed by the chief financial officer of Covance certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of Covance have been satisfied; and

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the merger under the HSR Act without the imposition of a burdensome condition.

In addition, the obligations of Covance to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of LabCorp and Merger Sub to the extent required under the merger agreement;

•	LabCorp’s and Merger Sub’s performance of or compliance with, in all material respects, their obligations under the merger agreement required to be performed or complied with at or prior to the closing date of the merger; and

•	the receipt by Covance of a certificate signed by an authorized executive officer of LabCorp certifying that the above conditions with respect to the accuracy of representations and warranties and performance of obligations have been satisfied.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 118 of this proxy statement/prospectus.

No Solicitation or Negotiation of Takeover Proposals (Page 109)

The merger agreement provides that neither Covance nor any of its subsidiaries will, and Covance will instruct and cause its and its subsidiaries’ respective directors, officers and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any takeover proposal (as defined in the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 109 of this proxy statement/prospectus);

•	engage in, participate in or otherwise continue any discussions or negotiations with any person regarding any takeover proposal;

•	provide any non-public information to any person with respect to, or otherwise knowingly facilitate, any proposal or offer that constitutes or may reasonably be expected to lead to any takeover proposal; or

•	enter into or agree to enter into any acquisition agreement (as defined in the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 109 of this proxy statement/prospectus).

Notwithstanding these restrictions, prior to the approval of the merger agreement by the stockholders of Covance, Covance may, after providing notice to LabCorp and entering into a confidentiality agreement with the applicable third party:

•	furnish information with respect to Covance and its subsidiaries to a person making such unsolicited takeover proposal (provided that Covance concurrently provides to LabCorp any non-public information concerning Covance or its subsidiaries to be provided to such other person which was not previously provided to LabCorp); and

•	engage in discussions or negotiations with any such person regarding such takeover proposal;

in each case if the Covance board:

•	has determined in good faith after consultation with its outside legal counsel and financial advisor that an unsolicited bona fide written takeover proposal received after the date of the merger agreement either constitutes a superior proposal (as defined in the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 109 of this proxy statement/prospectus) or would reasonably be expected to result in a superior proposal,

•	determines after consultation with and receiving advice of outside counsel that the failure to take such action would be inconsistent with the fiduciary duties of the Covance board to the Covance stockholders under applicable law, and

•	has not breached its obligations not to solicit takeover proposals under the merger agreement.

No Change in Recommendation or Alternative Acquisition Agreement (Page 111)

Subject to certain exceptions described below, the Covance board and each committee of the Covance board may not:

•	withdraw (or modify or qualify in a manner adverse to LabCorp), or publicly propose to withdraw (or modify or qualify in a manner adverse to LabCorp), the Covance board recommendation to Covance stockholders that they vote in favor of the adoption of the merger agreement or recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any takeover proposal (any of which, we refer to as an adverse recommendation change);

•	approve or recommend, or publicly propose to approve or recommend, any acquisition agreement with respect to a takeover proposal; or

•	cause or permit Covance or any of its subsidiaries to enter into any acquisition agreement with respect to a takeover proposal.

However, at any time before the Covance stockholder approval is obtained, provided that it notifies and negotiates in good faith with LabCorp and its representatives for a five day period (and under certain circumstances any subsequent two day period) and has complied with its obligations under the merger agreement not to solicit takeover proposals, the Covance board may:

•	make an adverse recommendation change if the Covance board determines in good faith, after consultation with and receiving the advice of its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and/or

•	terminate the merger agreement and concurrent with such termination cause Covance to enter into an acquisition agreement providing for a superior proposal, subject to the payment of any required termination fee.

Termination of the Merger Agreement (Page 119)

The merger agreement may be terminated at any time prior to the effective time, whether before or after the receipt of the Covance stockholder approval, by delivery of written notice to the other parties to the merger agreement under the following circumstances:

•	by mutual written consent of LabCorp and Covance; or

•	by either LabCorp or Covance:

•	if the merger is not consummated by June 2, 2015; provided, however, that this right to terminate the merger agreement will not be available to any party if the failure of such party (and in the case of LabCorp, Merger Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before such date, which we refer to as an outside date termination;

•	if any law, regulation, order, judgment or injunction enacted, issued, promulgated, enforced or entered by any court or other governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger becomes final and nonappealable; provided that the party seeking to terminate the agreement has complied in all material respects with its obligations under the merger agreement regarding its efforts to obtain regulatory approvals necessary to consummate the merger, which we refer to as a legal restraint termination; or

•	if the Covance stockholders fail to approve the proposal to adopt the merger agreement at the special meeting or at any adjournment or postponement thereof, which we refer to as a stockholder no-vote termination; or

•	by Covance:

•	if LabCorp or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions to Covance’s obligations to complete the merger with respect to LabCorp’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to June 2, 2015; provided that Covance does not have the right to terminate the merger agreement as a result of such breach if Covance is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement, which we refer to as a Covance termination for LabCorp breach; or

•	at any time prior to (but not after) obtaining the Covance stockholder approval, if the Covance board authorizes Covance to enter into, and Covance enters into, an acquisition agreement with respect to a superior proposal (so long as Covance has complied with the non-solicitation obligations set forth in the merger agreement and has paid the applicable termination fee to LabCorp on the date of such termination), which we refer to as a Covance superior proposal termination; or

•	by LabCorp:

•

if Covance has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of LabCorp’s and Merger Sub’s obligations to complete the merger with respect to Covance’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to June 2, 2015; provided that LabCorp does not have the right to terminate the merger agreement as a result of such breach if either LabCorp or Merger Sub is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement, which we refer to as a LabCorp termination for Covance breach; or

•	if the Covance board (i) fails to include its recommendation to the Covance stockholders for the approval of the proposal to adopt the merger agreement in this proxy statement/prospectus, (ii) approves or recommends, or publicly proposes to approve or recommend, any acquisition agreement, (iii) makes an adverse recommendation change or (iv) fails to publicly reaffirm the Covance stockholder recommendation within five business days of a request by LabCorp to make such public reaffirmation following Covance receiving a public takeover proposal (other than in the case of a takeover proposal in the form of a tender or exchange offer) that has not been withdrawn (provided that LabCorp may make any such request only once in any 15-day period, exclusive of the five business day period by the end of which Covance is required to reaffirm the board recommendation), which we refer to as a termination for change in recommendation.

Termination Fees and Expenses (Page 120)

Covance will be required to pay a termination fee of $200 million to LabCorp if:

•	a Covance superior proposal termination has occurred;

•	(i) after the date of the merger agreement, a takeover proposal is made to Covance directly, is made to the Covance stockholders generally, is publicly announced or otherwise becomes publicly known; and (ii) thereafter, any of the following occur: (A) a stockholder no-vote termination, (B) an outside date termination (if the Covance stockholder meeting has not been held by June 2, 2015), or (C) a LabCorp termination for Covance breach (provided that, unless the breach that gave rise to such termination was a breach by Covance of its non-solicitation obligations under the merger agreement, such breach occurred when the takeover proposal referred to in clause (i) was pending and not withdrawn; however, such takeover proposal will not be deemed to have been withdrawn if, within 12 months of such termination, Covance or any of its subsidiaries enters into a definitive agreement providing for, or the Covance board approves or recommends or does not oppose, or Covance consummates, a takeover proposal made by such person); and (iii) within 12 months after such termination, Covance enters into a definitive agreement to consummate or consummates the transactions contemplated by any takeover proposal (with the percentages set forth in the definition thereof changed from 15% to 50%); or

•	LabCorp effects a termination for change in recommendation.

If the merger agreement is terminated pursuant to the first bullet above, the termination fee must be paid on the date of termination of the merger agreement. If the termination is made pursuant to the second bullet above, the termination fee must be paid on the earlier of (i) the date of entry into a definitive agreement with respect to a takeover proposal or (ii) the date of consummation of the transaction referenced in clause (iii) of the second bullet above. If the termination is made pursuant to the third bullet above, the termination fee must be paid within three business days of the date of termination.

Covance will be required to reimburse LabCorp for all documented out-of-pocket expenses, including those of the exchange agent and its representatives, incurred by LabCorp or Merger Sub in connection with the merger agreement and the transactions contemplated thereby in the event of (i) an outside date termination (but only if the Covance stockholder meeting has not been held by June 2, 2015), (ii) a LabCorp termination for Covance breach or (iii) a stockholder no-vote termination, in the case of (i) or (ii), up to a maximum amount of $50 million, and in the case of (iii), up to a maximum amount of $30 million. Any termination fee payable by Covance will be offset by the amount of any of LabCorp or Merger Sub’s expenses previously reimbursed pursuant to the merger agreement.

LabCorp will be required to pay a termination fee of $305 million to Covance if:

•	(i) an outside date termination or a legal restraint termination occurs or (ii) a Covance termination for LabCorp breach occurs because of a failure by LabCorp to comply with its obligations with respect to efforts and undertakings required to obtain approvals from antitrust authorities;

•	at the time of such termination, at least one of the following is true leading to the failure of a closing condition: (i) the waiting period (or any extension thereof) applicable to the completion of the merger under the HSR Act shall not have expired or been terminated, (ii) a governmental entity shall have enacted or entered any law, regulation, order, judgment or injunction restraining, enjoining or otherwise prohibiting the merger or (iii) approval under the HSR Act shall have included or been conditioned upon a burdensome condition and in the case of a legal restraint termination, at the time of termination the legal restraint is with respect to antitrust laws; and

•	at the time of termination, all closing conditions other than any one of the three closing conditions referenced in the previous bullet shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger so long as such conditions would be satisfied or would be capable of being satisfied if the closing occurred on the date of such termination).

If Covance or LabCorp, as the case may be, fails promptly to pay any of the foregoing fees or expenses, and, in order to obtain such payment, Covance or LabCorp, as the case may be, commences a suit that results in a judgment against the other party for the payment of such fees or expenses, such paying party must pay to the other party or parties, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Treatment of Existing Covance Senior Notes (Page 117)

With respect to Covance’s $250 million principal amount in outstanding senior notes, which we refer to as the existing senior notes, the merger agreement provides that, at LabCorp’s request, Covance shall (i) commence a tender offer to purchase the existing senior notes, the closing of which shall be conditioned on the closing of the merger, or (ii) issue a notice of optional redemption for all outstanding principal amount of the existing senior notes and redeem the existing senior notes on the effective date of the merger at the price provided for in a note purchase agreement dated as of October 2, 2013, which we refer to as the note purchase agreement, for the existing senior notes, including a make-whole amount, subject to obtaining the consent of the required number of holders of the existing senior notes to make such redemption conditional on closing of the merger. LabCorp is not required to request that Covance take the actions described in the preceding sentence and may seek, in lieu thereof, an amendment to the existing senior note terms to provide for certain changes in the covenants associated with the existing senior notes and assume the obligations thereunder directly. In the event any existing senior notes remain outstanding following the closing of the merger, under the terms of the note purchase agreement, Covance is required to offer to purchase all such existing senior notes at 100% of their principal amount plus accrued interest. In addition, following the closing of the merger, LabCorp may elect to cause Covance, as its wholly owned subsidiary, to issue a notice of optional redemption and redeem any or all existing senior notes at the price provided for in the note purchase agreement, including a make-whole amount.

Accounting Treatment (Page 97)

LabCorp prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting. LabCorp will be treated as the acquiror for accounting purposes.

Material U.S. Federal Income Tax Consequences (Page 132)

The receipt of the per share merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (defined below in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 132 of this proxy statement/prospectus), you will recognize gain or loss equal to the difference between (i) the sum of cash received and the fair market value (as of the effective time) of the LabCorp common stock you receive and (ii) your adjusted tax basis in the Covance common stock you exchange pursuant to the merger. If you are a non-U.S. holder (defined below in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 132 of this proxy statement/prospectus), the merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States and we encourage you to seek tax advice regarding such matters.

Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 132 of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Comparison of Stockholders’ Rights (Page 136)

The rights of Covance stockholders are governed by Covance’s restated certificate of incorporation, which we refer to as the Covance charter, by Covance’s amended and restated bylaws, which we refer to as the Covance bylaws, and by Delaware corporate law. Your rights as a stockholder of LabCorp will be governed by LabCorp’s amended and restated certificate of incorporation, which we refer to as the LabCorp charter, by LabCorp’s amended and restated bylaws, which we refer to as the LabCorp bylaws, and by Delaware corporate law. Your rights under the LabCorp charter and the LabCorp bylaws will differ in some respects from your rights under the Covance charter and the Covance bylaws. For more detailed information regarding a comparison of your rights as a stockholder of Covance and LabCorp, see the section entitled “Comparison of Stockholders’ Rights” beginning on page 136 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF COVANCE

The following table presents selected historical consolidated financial data for Covance as of and for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 and as of and for the nine months ended September 30, 2014 and 2013. The balance sheet data as of December 31, 2013 and 2012 and the statement of income data for the fiscal years ended December 31, 2013 and 2012 have been obtained from Covance’s audited consolidated financial statements included in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is incorporated by reference into this proxy statement/prospectus. The balance sheet data as of December 31, 2011 and 2010 and the statement of income data for the fiscal years ended December 31, 2011, 2010 and 2009 have been derived from Covance’s audited consolidated financial statements included in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has not been incorporated into this document by reference. The balance sheet data as of December 31, 2009 has been derived from Covance’s audited consolidated financial statements included in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which has not been incorporated into this document by reference. The balance sheet data as of September 30, 2014 and the statement of income data for the nine months ended September 30, 2014 and 2013 have been obtained from Covance’s unaudited consolidated financial statements included in Covance’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, which is incorporated by reference into this proxy statement/prospectus. The balance sheet data as of September 30, 2013 has been derived from Covance’s unaudited consolidated financial statements included in Covance’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2013, which has not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Covance’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

	Nine Months Ended September 30,				Year Ended December 31,
	2014		2013		2013		2012		2011		2010		2009
	(In thousands, except per share data)
Statement of Income Data:
Net revenues	$1,886,583		$1,779,219		$2,402,313		$2,180,621		$2,095,938		$1,925,630		$1,867,634
Reimbursable out-of-pocket expenses	137,810		146,142		192,817		185,138		140,508		112,843		94,992
Total revenues	2,024,393		1,925,361		2,595,130		2,365,759		2,236,446		2,038,473		1,962,626
Costs and expenses:
Cost of revenue	1,310,218		1,255,316		1,692,173		1,570,223		1,467,051		1,348,498		1,277,142
Reimbursable out-of-pocket expenses	137,810		146,142		192,817		185,138		140,508		112,843		94,992
Selling, general and administrative	258,979		266,448		360,012		358,854		343,044		307,386		270,593
Depreciation and amortization	102,151		95,072		127,917		117,708		105,214		103,024		91,289
Impairment charges	52,564		—		4,877		17,959		—		119,229		—
Total costs and expenses	1,861,722	(a)	1,762,978	(c)	2,377,796	(e)	2,249,882	(h)	2,055,817	(k)	1,990,980	(n)	1,734,016
Income from operations	162,671	(a)	162,383	(c)	217,334	(e)	115,877	(h)	180,629	(k)	47,493	(n)	228,610
Other (income) expense, net:
Interest expense, net	7,879		2,634		4,084		3,506		1,979		52		201
Foreign exchange transaction loss, net	3,552		1,911		1,925		1,474		1,248		3,649		245
Gain on sale of investments	—		(16,400)		(16,400)		(1,459)		—		—		—
Impairment of equity investment	—		—		—		7,373		12,119		—		—
(Gain) loss on sale of businesses	(15,096)		—		—		169		—		—		(9,681)
Other (income) expense, net	(3,665	)(b)	(11,855	)(d)	(10,391	)(f)	11,063	(i)	15,346	(l)	3,701		(9,235	)(p)
Income before taxes and equity investee earnings	166,336	(a),(b)	174,238	(c),(d)	227,725	(e)(f)	104,814	(h)(i)	165,283	(k)(l)	43,792	(n)	237,845	(p)
Tax expense (benefit)(r)	32,584	(a),(b)	40,877	(c),(d)	48,518	(g)	10,099	(j)	33,574	(m)	(23,655	)(o)	62,870	(q)

	Nine Months Ended September 30,				Year Ended December 31,
	2014		2013		2013		2012		2011		2010		2009
	(In thousands, except per share data)
Equity investee earnings	—		—		—		17		480		807		907
Net income	$133,752	(a),(b)	$133,361	(c),(d)	$179,207	(e)(f)(g)	$94,732	(h)(i)(j)	$132,189	(k)(l)(m)	$68,254	(n)(o)	$175,882	(p)(q)
Basic earnings per share	$2.41	(a),(b)	$2.45	(c),(d)	$3.28		$1.73		$2.22		$1.08		$2.76
Diluted earnings per share	$2.32	(a),(b)	$2.35	(c),(d)	$3.15	(e)(f)(g)	$1.68	(h)(i)(j)	$2.16	(k)(l)(m)	$1.06	(n)(o)	$2.73	(p)(q)
Balance Sheet Data:
Working capital	$974,364		$553,132		$871,311		$352,131		$549,881		$446,637		$474,928
Total assets	$2,532,328		$2,438,314		$2,556,588		$2,288,342		$2,108,008		$1,965,542		$1,974,944
Long–term debt	$250,000		—		$250,000		—		—		$97,500		—
Stockholders’ equity	$1,649,145		$1,498,452		$1,565,246		$1,307,192		$1,457,795		$1,279,821		$1,411,004

(a)	Includes asset impairment charges of $52,564 ($34,866 net of tax or $0.61 per diluted share) and restructuring and other cost reduction actions of $11,539 ($7,414 net of tax or $0.13 per diluted share).

(b)	Includes gain on sale of businesses of $15,096 ($12,937 net of tax or $0.22 per diluted share).

(c)	Includes restructuring and other cost reduction actions of $17,076 ($11,352 net of tax or $0.20 per diluted share).

(d)	Includes gain on sale of investments of $16,400 ($10,654 net of tax or $0.19 per diluted share).

(e)	Includes restructuring and other cost reduction actions of $21,950 ($14,576 net of tax or $0.26 per diluted share) and asset impairment charges of $4,877 ($3,568 net of tax or $0.06 per diluted share).

(f)	Includes gain on sale of investments of $16,400 ($10,654 net of tax or $0.19 per diluted share).

(g)	Includes $3,035 or $0.05 per diluted share income tax benefit recorded in connection with favorable income tax matters.

(h)	Includes restructuring costs ($33,930), an inventory write-down and costs associated with the settlement of an inventory supply agreement ($21,168) and goodwill impairment charges ($17,959) totaling $73,057 ($55,749 net of tax or $0.99 per diluted share).

(i)	Includes impairment of equity investment ($7,373) and gain on sale of investment $1,459 totaling $5,914 ($6,428 net of tax or $0.11 per diluted share).

(j)	Includes $11,501 or $0.20 per diluted share income tax benefit recorded in connection with favorable income tax matters.

(k)	Includes restructuring costs ($24,369) and costs associated with the termination of an inventory supply agreement and related inventory write-down ($10,287) totaling $34,656 ($23,197 net of tax or $0.38 per diluted share).

(l)	Includes impairment of equity investment totaling $12,119 ($12,119 net of tax or $0.20 per diluted share).

(m)	Includes $2,469 or $0.04 per diluted share income tax benefit recorded in connection with favorable income tax matters.

(n)	Includes asset impairment charges ($119,229) and restructuring costs ($28,030) totaling $147,259 ($93,604 net of tax or $1.45 per diluted share).

(o)	Includes a $17,298 or $0.27 per diluted share income tax benefit recorded in connection with the favorable resolution of several income tax matters and the recognition of previously unrecognized benefits.

(p)	Includes a $9,026 gain on 2009 sale of IVR Services ($5,867 net of tax or $0.09 per diluted share) and a $655 gain ($426 net of tax or $0.01 per diluted share) resulting from contingent consideration received in 2009 associated with the 2007 sale of Cardiac Safety Services related to transferred backlog.

(q)	Includes a $2,072 or $0.03 per diluted share income tax gain associated with the reduction of income tax reserves resulting from the completion of an income tax audit and the recognition of previously unrecognized tax benefits in jurisdictions where the period of review of filings has expired.

(r)	Includes the tax effect of the items listed in footnotes (a) through (q) above, as applicable.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LABCORP

The following table presents selected historical consolidated financial data for LabCorp as of and for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 and as of and for the nine months ended September 30, 2014 and 2013. The statement of operations data for the fiscal years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 have been obtained from LabCorp’s audited consolidated financial statements included in LabCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is incorporated by reference into this proxy statement/prospectus. The statement of operations data for the fiscal years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from LabCorp’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 have been obtained from LabCorp’s unaudited condensed consolidated financial statements included in LabCorp’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, which is incorporated by reference into this proxy statement/prospectus. The financial data as of September 30, 2013 has been derived from LabCorp’s unaudited condensed consolidated financial statements included in LabCorp’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2013.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in LabCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and LabCorp’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2014(a)	2013(b)	2013(c)	2012(d)	2011(e)(f)	2010 (g)	2009(h)
	(In millions, except per share amounts)
Statement of Operations Data:
Net sales	$4,498.9	$4,371.3	$5,808.3	$5,671.4	$5,542.3	$5,003.9	$4,694.7
Gross profit	1,656.6	1,697.1	2,223.2	2,249.7	2,274.7	2,097.8	1,970.9
Operating income	691.4	775.9	990.9	1,023.5	948.4	978.8	935.9
Net earnings attributable to Laboratory Corporation of America Holdings	391.6	447.5	573.8	583.1	519.7	558.2	543.3
Basic earnings per common share	$4.61	$4.90	$6.36	$6.09	$5.20	$5.42	$5.06
Diluted earnings per common share	$4.53	$4.81	$6.25	$5.99	$5.11	$5.29	$4.98
Basic weighted average common shares outstanding	84.9	91.4	90.2	95.7	100.0	103.0	107.4
Diluted weighted average common shares outstanding	86.5	93.0	91.8	97.4	101.8	105.4	109.1
Balance Sheet Data:
Cash and cash equivalents, and short-term investments	$575.7	$174.1	$404.0	$466.8	$159.3	$230.7	$148.5
Goodwill and intangible assets, net	4,555.8	4,592.3	4,594.8	4,569.4	4,302.5	4,275.4	3,239.3
Total assets	7,231.8	6,686.7	6,965.9	6,795.0	6,111.8	6,187.8	4,837.8
Long-term obligations(i)	3,014.7	2,663.5	3,000.4	2,655.0	2,221.0	2,188.4	1,394.4
Total shareholders’ equity	2,770.8	2,565.6	2,491.3	2,717.4	2,503.5	2,466.3	2,106.1

(a)	During the first nine months of 2014, LabCorp recorded net restructuring charges of $15.4. The charges were comprised of $9.8 related to severance and other personnel costs along with $6.7 in costs associated with facility closures and general integration initiatives. These charges were offset by the reversal of previously established reserves of $0.4 in unused severance and $0.7 in unused facility-related costs.

In addition, during the first nine months of 2014, LabCorp recorded $10.1 in consulting expenses (recorded in selling, general and administrative expenses) relating to fees incurred as part of its business process improvement initiative as well as one-time CFO transition costs and accrued legal fees for an announced business acquisition.

(b)	During the first nine months of 2013, LabCorp recorded net restructuring charges of $17.8. The charges were comprised of $11.8 related to severance and other personnel costs along with $8.8 in costs associated with facility closures and general integration initiatives. These charges were offset by the reversal of previously established reserves of $0.7 in unused severance and $2.1 in unused facility-related costs.

(c)	During 2013, LabCorp recorded net restructuring charges of $21.8. The charges were comprised of $15.4 in severance and other personnel costs and $9.5 in facility-related costs primarily associated with facility closures and general integration initiatives. These charges were offset by the reversal of previously established reserves of $0.7 in unused severance and $2.4 in unused facility-related costs.

(d)	During 2012, LabCorp recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics business (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs. As part of the Clearstone integration, LabCorp also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012. In addition, LabCorp recorded $6.2 in accelerated amortization relating to the termination of a licensing agreement.

(e)	During 2011, LabCorp recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff Medical Laboratories, Inc., which we refer to as Westcliff. These charges were offset by restructuring credits of $4.8 resulting from the reversal of unused severance and facility closure liabilities. In addition, LabCorp recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. LabCorp also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company’s lab operations.

(f)	Following the closing of its acquisition of Orchid in mid-December 2011, LabCorp recorded a net $2.8 loss on its divestiture of certain assets of Orchid’s U.S. government paternity business, under the terms of the agreement reached with the FTC. This non-deductible loss on disposal was recorded in Other Income and Expense in LabCorp’s Consolidated Statements of Operations and decreased net earnings for the twelve months ended December 31, 2011 by $2.8.

(g)	During 2010, LabCorp recorded net restructuring charges of $5.8 primarily related to work force reductions and the closing of redundant and underutilized facilities. In addition, LabCorp recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

LabCorp incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the FTC’s review of LabCorp’s purchase of specified net assets of Westcliff. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

LabCorp also incurred $7.0 of financing commitment fees (included in interest expense for the year ended December 31, 2010) in connection with the acquisition of Genzyme Genetics.

(h)	During 2009, LabCorp recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities.

In October 2009, LabCorp received approval from its board of directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan, which we refer to as the Company Plan, and the nonqualified supplemental retirement plan, which we refer to as the PEP. As a result of the changes to the Company Plan and PEP which were adopted in the fourth quarter of 2009, LabCorp recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. In addition, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state income tax issues under audit, as well as the realization of foreign tax credits.

In connection with the Monogram Biosciences acquisition, LabCorp incurred $2.7 in transaction fees and expenses in the third quarter of 2009.

(i)	Long-term obligations primarily include LabCorp’s zero-coupon convertible subordinated notes, 5 1/2% senior notes due 2013, 5 5/8% senior notes due 2015, 3 1/8% senior notes due 2016, 2 1/5% senior notes due 2017, 2 1/2% senior notes due 2018, 4 5/8% senior notes due 2020, 3 3/4% senior notes due 2022, 4% senior notes due 2023, term loan, revolving credit facility and other long-term obligations. The accreted balance of the zero-coupon convertible subordinated notes was $95.6, $110.4, $110.8, $130.0, $135.5, $286.7, and $292.2 at September 30, 2014, September 30, 2013 and December 31, 2013, 2012, 2011, 2010, and 2009, respectively. The balance of the 5 1/2% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $0.0, $0.0, $0.0, $350.0, $350.5, $350.9, and $351.3 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011, 2010, and 2009, respectively. The principal balance of the 5 5/8% senior notes was $250.0 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011, 2010, and 2009. The principal balance of the 3 1/8% senior notes was $325.0 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011 and 2010, and $0.0 for 2009. The principal balance of the 4 5/8% senior notes was $600.0 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011 and 2010 and $0 for 2009. The principal balances of the 2 1/5% and 3 3/4% senior notes were $500.0 each at September 30, 2014, September 30, 2013, and December 31, 2013 and 2012 and $0.0 for all other years presented. The principal balances of the 2 1/2% and 4.00% senior notes were $400.0 and $300.0, respectively, at September 30, 2014, September 30, 2013 and December 31, 2013 and $0.0 for all other years presented. The term loan was $0.0, $0.0, $0.0, $0.0, $0.0, $375.0, and $425.0 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011, 2010, and 2009, respectively. The revolving credit facility was $0.0, $372.0, $0.0, $0.0, $560.0, $0.0, and $75.0 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011, 2010, and 2009, respectively. The remainder of other long-term obligations consisted primarily of capital leases and mortgages payable with balances of $27.1, $0.0, $14.6, $0.0, $0.0, $0.8, and $0.9 at September 30, 2014, September 30, 2013, and December 31, 2013, 2012, 2011, 2010, and 2009, respectively. Long-term obligations exclude amounts due to affiliates.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the following items: (i) the merger; (ii) the issuance of an aggregate of $3,250.0 of senior unsecured notes; and (iii) the incurrence of $1,000.0 of indebtedness under a term loan facility. Under the terms of the merger agreement, each outstanding share of Covance common stock at the effective time will be exchanged for $75.76 in cash, without interest, and 0.2686 shares of LabCorp common stock.

The following unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 805, Business Combinations, which we refer to as ASC 805, with LabCorp treated as the legal and accounting acquirer. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of LabCorp and Covance. Although LabCorp has entered into the merger agreement, there is no guarantee that the merger will be completed. The unaudited pro forma condensed combined balance sheet is based on the individual historical consolidated balance sheets of LabCorp and Covance as of September 30, 2014, and has been prepared to reflect the merger as if it occurred on September 30, 2014. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014 combines the historical results of operations of LabCorp and Covance, giving effect to the merger as if it occurred on January 1, 2013.

The unaudited pro forma condensed combined statements of operations do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies and certain one-time charges LabCorp expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of LabCorp and Covance.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, LabCorp adjusted Covance’s assets and liabilities to their estimated fair values. As of the date of this proxy statement/prospectus, LabCorp has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Covance assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Covance’s accounting policies to LabCorp’s accounting policies. A final determination of the fair value of Covance’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Covance that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the per share merger consideration to be paid in shares of LabCorp common stock will be determined based on the trading price of LabCorp common stock at the time of the completion of the merger. Accordingly, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, LabCorp’s historical experience, data that was available through the public domain and LabCorp’s due diligence review of Covance’s business. Until the merger is completed, both companies are limited in their ability to share information with each other. Upon completion of the merger, valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of operations until the purchase price allocation is finalized.

There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements;

•	LabCorp’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2013 and LabCorp’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014; and

•	Covance’s audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2013 and Covance’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2013

(Dollars in millions except per share data)

	Historical		Note 2	Note 4
	LabCorp	Covance	Reclassifications	Pro Forma and Other Adjustments		Pro Forma Condensed Combined
Net sales	$5,808.3	$2,402.3	$192.8	$—		$8,403.4
Reimbursable out-of-pocket expenses	—	192.8	(192.8)	—		—
Cost of sales	3,585.1	1,692.2	316.5	—		5,593.8
Reimbursable out-of-pocket expenses	—	192.8	(192.8)	—		—

Gross profit	2,223.2		(123.7)	—		2,809.6
Selling, general and administrative expenses	1,128.8	360.0	(15.7)	—		1,473.1
Amortization of intangibles and other assets	81.7	127.9	(127.1)	91.1	a)	173.7
Impairment charges	—	4.9	(4.9)	—		—
Restructuring and other special charges	21.8	—	23.9	—		45.7

Operating income	990.9	217.3	—	(91.1)		1,117.1
Other income (expenses):
Interest income	—	2.6	(2.6)	—		—
Interest expense	(96.5)	(6.7)	—	(140.3	)b)	(243.5)
Equity method income, net	16.9	—	—	—		16.9
Investment income	2.2	—	2.6	—		4.8
Gain on sale of investments	—	16.4	(16.4)	—		—
Other, net	2.1	(1.9)	16.4	—		16.6

Earnings before income taxes	915.6	227.7	—	(231.4)		911.9
Provision for income taxes	340.2	48.5	—	88.6	c)	300.1

Net earnings	575.4	179.2	—	(142.8)		611.8

Less: Net earnings attributable to the noncontrolling interest	(1.6)	—	—	—		(1.6)

Net earnings attributable to LabCorp	$573.8	$179.2	$—	$(142.8)		$610.2

Basic and diluted earnings per share:
Basic earnings per common share	$6.36	$3.28				$5.74
Diluted earnings per common share	$6.25	$3.15				$5.66
Weighted average number of shares used in per share calculations:
Basic shares	90,200,000	54,648,533		15,686,770d	)	105,886,770
Diluted shares	91,800,000	56,899,013		15,686,770d	)	107,486,770

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2014

(Dollars in millions, except per share data)

	Historical		Note 2	Note 4
	LabCorp	Covance	Reclassifications	Pro Forma and Other Adjustments		Pro Forma Condensed Combined
Net sales	$4,498.9	$1,886.6	$137.8	$—		$6,523.3
Reimbursable out-of-pocket expenses	—	137.8	(137.8)	—		—
Cost of sales	2,842.3	1,310.2	236.6	—		4,389.1
Reimbursable out-of-pocket expenses	—	137.8	(137.8)	—		—

Gross profit	1,656.6		(98.8)	—		2,134.2
Selling, general and administrative expenses	888.5	259.0	(11.2)	—		1,136.3
Amortization of intangibles and other assets	61.3	102.1	(101.4)	63.0	a)	125.0
Impairment charges	—	52.6	(52.6)	—		—
Restructuring and other special charges	15.4	—	66.4	—		81.8

Operating income	691.4	162.7	—	(63.0)		791.1
Other income (expenses):
Interest income	—	1.8	(1.8)	—		—
Interest expense	(77.4)	(9.7)	—	(100.6	)b)	(187.7)
Equity method income, net	10.4	—	—	—		10.4
Investment income	0.9	—	1.8	—		2.7
Gain on sale of businesses	—	15.1	(15.1)	—		—
Other, net	13.9	(3.6)	15.1	—		25.4

Earnings before income taxes	639.2	166.3	—	(163.5)		642.0
Provision for income taxes	246.5	32.6	—	62.6	c)	216.5

Net earnings	392.7	133.8	—	(100.9)		425.6

Less: Net earnings attributable to the noncontrolling interest	(1.1)	—	—	—		(1.1)

Net earnings attributable to LabCorp	$391.6	$133.8	$—	$(100.9)		$424.5

Basic and diluted earnings per share:
Basic earnings per common share	$4.61	$2.41				$4.20
Diluted earnings per common share	$4.53	$2.32				$4.14
Weighted average number of shares used in per share calculations:
Basic shares	84,900,000	55,485,756		15,686,770d	)	100,586,770
Diluted shares	86,500,000	57,553,096		15,686,770d	)	102,186,770

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

LABORATORY CORPORATION OF AMERICA HOLDINGS

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2014

(in millions)

	Historical		Note 2	Note 4
	LabCorp	Covance	Reclassifications	Pro Forma and Other Adjustments		Pro Forma Condensed Combined
ASSETS
Current assets:
Cash and cash equivalents	$575.7	$704.8	$—	$(861.9	)e)	$418.6
Accounts receivable, net	841.6	330.7	—	—		1,172.3
Unbilled services	—	159.2	—	—		159.2
Supplies inventories	138.8	51.5	—	—		190.3
Prepaid expenses and other	126.3	215.3	—	(0.7	)f)	340.9
Deferred income taxes	5.4	56.0	—	—		61.4

Total current assets	1,687.8	1,517.5	—	(862.6)		2,342.7
Property, plant and equipment, net	754.7	862.2	—	—		1,616.9
Goodwill, net	3,066.4	118.1	—	3,393.0	g)	6,577.5
Intangible assets, net	1,489.4	—	7.5	2,204.0	h)	3,700.9
Joint venture partnerships and equity method investments	94.7	—	—	—		94.7
Other assets, net	138.8	34.6	(7.5)	26.9	i)	192.7

Total assets	$7,231.8	$2,532.3	$—	$4,761.8		$14,525.4

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
Accounts payable	$286.2	$53.9	$—	$—		$340.1
Accrued payroll and benefits	—	129.9	(129.9)	—		—
Accrued expenses and other	365.2	113.3	156.2	(75.7	)j)	559.0
Unearned revenue	—	219.8	—	(11.0	)k)	208.8
Deferred income taxes	—	—	—	112.3	m)	112.3
Income taxes payable	—	26.3	(26.3)	—		—
Short-term borrowings and current portion of long-term debt	97.6	—	—	—		97.6

Total current liabilities	749.0	543.2	0.0	25.6		1,317.8
Long-term debt, less current portion	2,917.1	250.0	—	4,000.0	l)	7,167.1
Deferred income taxes and other tax liabilities	552.6	13.0	9.3	844.1	m)	1,419.0
Other liabilities	223.9	77.0	(9.3)	—		291.6

Total liabilities	4,442.6	883.2	—	4,869.7		10,195.5
Commitments and contingent liabilities
Noncontrolling interest	18.4	—	—	—		18.4
Shareholders equity:
Common stock	10.4	0.8	—	0.7	n)	11.9
Additional paid-in capital	—	959.4	—	856.5	n)	1,815.9
Retained earnings	3,685.6	1,913.6	—	(2,190.3	)n)	3,408.9
Less common stock held in treasury	(965.5)	(1,214.6)	—	1,214.6	n)	(965.5)
Accumulated other comprehensive income	40.3	(10.1)	—	10.1	n)	40.3

Total shareholders equity	2,770.8	1,649.1	—	(108.4)		4,311.5

Total liabilities and shareholders equity	$7,231.8	$2,532.3	$—	$4,761.3		$14,525.4

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Dollars in millions, except per share data)

1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

On November 2, 2014, LabCorp entered into the merger agreement, under the terms of which Covance stockholders as of the effective time will have the right to receive $75.76 in cash, without interest, and 0.2686 of a share of LabCorp common stock for each share of Covance common stock.

LabCorp plans to pay the cash portion of the merger consideration from cash on hand and third party debt financing, which may include some combination of a senior unsecured term loan facility, as described below, the issuance of senior unsecured notes, and/or, to the extent necessary, borrowings under a bridge facility. LabCorp has entered into a bridge facility commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC, which we refer to collectively as the commitment parties. Under the bridge facility commitment letter, the commitment parties agreed to provide a $4,250.0 senior unsecured bridge term loan credit facility comprised of a $3,850.0 364-day unsecured debt bridge tranche and a $400.0 60-day cash bridge tranche, which we refer to collectively as the bridge facility, to fund part of the cash portion of the merger consideration pursuant to a commitment letter entered into on November 2, 2014, which we refer to as the commitment letter. On December 19, 2014, LabCorp also entered into a five-year term loan credit facility, which we refer to as the term loan, under which the term loan lenders have agreed to provide term loans in the principal amount of $1,000.0 to be used to pay all or a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The $1,000.0 of term loan commitments under the term loan credit facility reduces the commitments made under the bridge facility dollar for dollar. As a result, the commitment under the bridge facility was reduced to a commitment of $3,250.0, comprised of a $2,850.0 364-day unsecured debt bridge tranche and a $400.0 60-day cash bridge tranche. LabCorp anticipates that some or all of the bridge facility will be replaced prior to the closing of the merger with permanent financing comprised of senior unsecured notes of approximately $3,250.0 with maturities ranging from three to thirty years, which we refer to as the senior unsecured notes. For purposes of these pro forma financial statements, management assumed that the cash portion of the merger consideration would be funded by the term loan and by senior unsecured notes, and the bridge facility will not be drawn.

On December 19, 2014, LabCorp entered into an amendment and restatement of its existing senior revolving credit facility, which we refer to as the credit facility. The new revolving credit facility consists of a five-year revolving facility in the principal amount of up to $1,000.0.

At the effective time, certain shares of Covance restricted stock and deferred stock units will be canceled and converted into the right to receive the merger consideration. This conversion is not expected to result in a significant amount of incremental value to the restricted stock or deferred stock unit holders; however if it is determined that the exchange of such restricted shares or deferred stock units result in incremental value at the acquisition date, LabCorp would recognize a one-time charge for such incremental value as post-combination compensation expense. LabCorp will allocate purchase price consideration of $109.2 for the portion of the fair value of the shares related to pre-combination services (including (i) vested shares and deferred stock units, (ii) shares for which vesting was accelerated as a result of the change in control provision in the 2010 Employee Equity Participation Plan, (iii) deferred stock units for which vesting was accelerated as a result of the change of control provision in the 2012 Directors Deferred Stock Plan and (iv) the portion of the shares for which vesting was accelerated as a result of the merger agreement which related to pre-combination services). LabCorp will recognize post-combination compensation expense of $45.6 as a one-time charge for the portion of the shares for which vesting was accelerated as a result of the change in control provisions in the 2014 Employee Equity Participation Plan and the 2013 Employee Equity Participation Plan, and as a result of the merger agreement which related to services not provided as of the date of the transaction. This post-combination compensation expense has been excluded from the unaudited pro forma condensed combined statement of operations as they reflect charges directly attributable to the merger that will not have a continuing impact on LabCorp’s operations; however, it has been reflected in retained earnings, net of tax of $28.1 on the unaudited pro forma balance sheet.

In addition, outstanding stock options, whether or not vested or exercisable, and outstanding restricted stock units, which we refer to as RSUs, of Covance, which were issued to certain employees of Covance, will be canceled and converted into the right to receive a cash payment upon the closing of the merger. The cash payment for options and Covance RSUs will be calculated at the time of the merger based upon 0.2686 multiplied by the average LabCorp stock price plus cash consideration (less, in the case of each in-the-money Covance stock option, the exercise price of such stock option) multiplied by the number of shares of Covance common stock related to each option and Covance RSU, respectively. The calculated value of the cash payment for purposes of the unaudited pro forma condensed combined financial statement is $39.03 per Covance stock option and RSU based on the closing price of LabCorp’s common stock of $115.86 on January 13, 2015 (the most recent practicable date prior to the filing of this proxy statement). LabCorp will assume a liability of $100.9 for the portion of the cash payments related to pre-combination services (including (i) vested options, and (ii) those options for which vesting was accelerated as a result of the change in control provision in the 2010 Employee Equity Participation Plan). LabCorp will recognize post-combination compensation expense of $1.7 as a one-time charge for the portion of the options for which vesting was accelerated as a result of the change in control provisions in the 2014 Employee Equity Participation Plan and the 2013 Employee Equity Participation Plan, and as a result of the merger agreement. This post-combination compensation expense has been excluded from the unaudited pro forma condensed combined statement of operations as they reflect charges directly attributable to the merger that will not have a continuing impact on LabCorp’s operations; however, it has been reflected in retained earnings, net of tax of $1.0 on the unaudited pro forma balance sheet.

Additionally, certain executive officers of Covance will be eligible to receive change in control payments, including enhanced severance and other separation benefits in the event the executive officer experiences a qualifying termination of employment in conjunction with the completion of the merger. It is estimated that such payments will approximate $23.7, which would be recognized by LabCorp as post-combination compensation expense. This post-combination compensation expense has been excluded from the unaudited pro forma condensed combined statement of operations as they reflect changes directly attributable to the merger that will not have a continuing impact on LabCorp’s operations; however, it has been reflected in retained earnings, net of tax of $9.1 on the unaudited pro forma balance sheet.

The merger is reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method in accordance with ASC 805, Business Combination, with LabCorp treated as the acquirer. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the merger, including reviews of publicly disclosed allocations for other acquisitions in the industry, LabCorp’s historical experience, data that was available through the public domain and LabCorp’s due diligence review of Covance’s business. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Covance at the closing date of the merger.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, LabCorp has applied the guidance in ASC 820, Fair Value Measurements and Disclosures, which we refer to as ASC 820, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. For the periods presented, neither LabCorp nor Covance had yet incurred material transaction costs related to the merger.

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP in the United States and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the consolidated companies based upon the historical information after giving effect to the merger and adjustments described in these footnotes. The unaudited pro forma condensed combined balance sheet is presented as if the merger had occurred on September 30, 2014; and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the nine month period ended September 30, 2014 combines the historical results of operations of LabCorp and Covance giving effect to the merger as if it had occurred on January 1, 2013.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that LabCorp expects to achieve as a result of the merger or the costs necessary to achieve these costs savings or synergies.

2. ACCOUNTING POLICIES AND RECLASSIFICATIONS

LabCorp performed certain procedures for the purpose of identifying any material differences in significant accounting policies between LabCorp and Covance, and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by LabCorp involved a review of Covance’s publicly disclosed summary of significant accounting policies, including those disclosed in Covance’s Annual Report on Form 10-K for the year ended December 31, 2013 and preliminary discussion with Covance management regarding Covance’s significant accounting policies to identify material adjustments. While LabCorp expects to engage in additional discussion with Covance’s management and continue to evaluate the impact of Covance’s accounting policies on its historical results after completion of the merger, LabCorp’s management does not believe there are any differences in the accounting policies of Covance and LabCorp that will result in material adjustments to LabCorp’s consolidated financial statements as a result of conforming Covance’s accounting policies to those of LabCorp.

Additionally, the historical consolidated financial statements of Covance presented herein have been adjusted by condensing certain line items and by reclassifying certain line items in order to conform to LabCorp’s financial statement presentation; these reclassifications are reflected in the column “Reclassifications.”

The reclassification adjustments on the balance sheet pertain to the following: (1) reclassification of intangible assets from other assets; (2) reclassification of tax reserve from other liabilities to deferred income taxes and other tax liabilities; and (3) reclassification of accrued payroll and benefits and income taxes payable to accrued expenses and other. The reclassification adjustments on the statements of operations pertain to the following: (1) reclassification of interest income to investment income; (2) reclassification of reimbursable out of pocket expenses to net sales and cost of sales; (3) reclassification of impairment charges to restructuring and other special charges; (4) reclassification of restructuring costs and other cost actions from selling, general and administrative expenses to restructuring and other special charges; (5) reclassification of gain on sale of investments and gain on sale of businesses to other, net; and (6) reclassification of depreciation expense from amortization of intangibles and other assets to cost of sales ($123.7 and $98.8 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively) and selling, general and administrative expenses ($3.3 and $2.6 for the year ended December 31, 2013 and nine months ended September 30, 2014, respectively).

3. PRELIMINARY CONSIDERATION TRANSFERRED AND PRELIMINARY FAIR VALUE OF NET ASSETS ACQUIRED

The merger has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. In addition, ASC 805 establishes that the common stock issued to effect the merger be measured at the closing date of the merger at the then-current market price.

Based on (1) the closing price of LabCorp’s common stock of $115.86 per share on January 13, 2015 (the most recent practicable date prior to the filing of this proxy statement), (2) the fair value of Covance’s indebtedness, paid off in conjunction with the merger (3) the number of shares of Covance common stock outstanding as of January 13, 2015 (the most recent practicable date prior to the filing of this proxy statement), and (4) the number of options to purchase Covance common stock, restricted stock, restricted stock units and deferred stock units that are outstanding at October 31, 2014 as disclosed in the merger agreement, the total consideration would have been approximately $6,551.7. Changes in the share price of LabCorp’s common stock, or changes in the number of Covance’s outstanding shares of common stock, stock options or Covance RSUs outstanding could result in material differences in the consideration and, thus, the purchase price and related purchase price allocation. At the effective time, each outstanding share of Covance common stock will be cancelled and converted into the right to receive (1) $75.76 in cash, without interest, and (2) 0.2686 of a share of LabCorp common stock.

The following is a preliminary estimate of the consideration to be paid by LabCorp in the merger:

Cash Consideration ($75.76 x 56,954,245 shares of Covance common stock outstanding)	$4,314.8
Stock Consideration (56,954,245 shares of Covance converted to 15,297,911 shares of LabCorp at a 0.2686 conversion rate)	1,772.4
Value of Covance’s indebtedness repaid in conjunction with the merger	254.4
Cash settlement of equity awards of Covance	178.3
Value of Covance restricted stock and deferred stock units converted into LabCorp common stock (1,021,170 shares of Covance restricted stock converted to 274,287 at a 0.2686 conversion rate)	31.8

Total value of consideration transferred	$6,551.7

The estimated value of the consideration does not purport to represent the actual value of the total consideration that will be received by Covance’s stockholders when the merger is completed. In accordance with US GAAP, the fair value of the equity securities issued as part of the consideration will be measured at the closing date of the merger at the then-current market price. This requirement will likely result in a per share value component different from the $115.86 per share on January 13, 2015 assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the price of LabCorp’s common stock on the closing date of the merger from the price of LabCorp stock assumed in these unaudited pro forma condensed combined financial statements would change the value of the consideration by approximately $177.2, which would be reflected as an equivalent increase or decrease to goodwill.

The following is a summary of the preliminary estimated fair values of the net assets acquired:

Total estimated consideration transferred	$6,551.7

Cash and cash equivalents	704.8
Accounts receivable	330.8
Unbilled services	159.2
Supplies inventories	51.5
Prepaid expenses and other	214.6
Deferred income taxes	56.0
Property, plant and equipment	862.2
Intangible assets	2,211.5
Other assets	24.3

Total assets	$4,614.9
Accounts payable	53.9
Accrued expenses and other	265.1
Unearned revenue	208.8
Deferred income taxes	112.3
Deferred income taxes and other tax liabilities	866.5
Other liabilities	67.7

Net assets to be acquired	$3,040.6

Goodwill	$3,511.1

LabCorp has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger. LabCorp anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to net working capital, property, plant, and equipment, trade names and trademarks, customer relationships and residual goodwill. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

For purposes of these unaudited pro forma condensed combined financial statements and the preliminary purchase accounting allocation, management assumed that the $862.2 carrying value of Covance’s property, plant and equipment at September 30, 2014, approximated its fair value. Upon closing of the merger, LabCorp will record the acquired property, plant and equipment at its acquisition date fair values. At the date of this proxy statement, LabCorp had limited access to information and did not have sufficient information, such as the specific nature, age, condition or location of the land, buildings, machinery and equipment, and does not know the appropriate valuation premise to make a preliminary valuation. A fair value increase or decrease of 10% would increase or decrease property, plant and equipment by $86.2, deferred tax liability by approximately $33.0 and goodwill by approximately $53.2. With other assumptions held constant, a 10% increase in the fair value adjustment for property, plant and equipment would increase annual pro forma depreciation expense by approximately $12.7.

The final consideration, and amounts allocated to assets acquired and liabilities assumed in the merger could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the merger from those preliminary valuations presented in these unaudited pro forma condensed combined financial statements would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the merger. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma condensed combined financial statements.

4. PRELIMINARY PRO FORMA ADJUSTMENTS RELATED TO THE MERGER

The preliminary pro forma adjustments included in the unaudited pro forma condensed combined financial statements related to the merger are as follows:

(a)	Amortization of intangibles and other assets—Adjustment reflects the preliminary amortization expense associated with the fair value of the identifiable intangible assets acquired in the merger of $91.1 and $63.0 for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively.

The preliminary amortization expense for the intangible assets acquired from Covance is as follows:

Intangible assets, net	Estimated useful life (years)	Preliminary fair value	Amortization expense for the year ended December 31, 2013	Amortization expense for the nine months ended September 30, 2014
Customer list	27	$1,916.9	$71.0	$53.2
Land use right	3	4.9	1.6	0.8
Tradenames and trademarks	15	289.4	19.3	9.6
Other	5	0.3	0.1	0.2

Total		$2,211.5	$92.0	$63.8

Less: Covance historical amortization expense			(0.9)	(0.8)

Pro forma adjustment to amortization of intangibles and other assets			$91.1	$63.0

The estimated fair value of amortizable intangible assets is expected to be amortized on a straight-line basis over the estimated useful lives. The amortizable lives reflect the periods over which the assets are expected to provide material economic benefit. With other assumptions held constant, a 10% increase in the fair value adjustment for amortizable intangible assets would increase annual pro forma amortization by approximately $9.2. In addition, with other assumptions held constant, a one year change in the estimated useful lives of the customer list and tradenames and trademarks would change annual amortization expense by approximately $2.5 and $1.2, respectively.

(b)	Interest expense—As described in Note 1, in connection with entering into the merger agreement, LabCorp entered into a commitment letter with various lenders pursuant to which the lenders agreed to provide a bridge facility of up to $4,250.0 to fund part of the cash portion of the merger consideration and fees and expenses in connection with the transactions contemplated by the merger agreement. LabCorp also entered into a five-year term loan credit facility, which we refer to as the term loan, under which the term loan lenders have agreed to provide term loans in the principal amount of $1,000.0 to be used to pay all or a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. As a result, the commitment under the bridge facility was reduced to a commitment of $3,250.0, comprised of a $2,850.0 364-day unsecured debt bridge tranche and a $400.0 60-day cash bridge tranche. LabCorp anticipates replacing some or all of the bridge facility prior to closing of the merger with permanent financing comprised of the senior unsecured notes. For purposes of these unaudited pro forma condensed combined financial statements, management assumed that the cash portion of the merger consideration would be funded by the term loan and the senior unsecured notes and no debt will be outstanding under the bridge facility at the date of the merger.

The final terms of the senior unsecured notes will be subject to market conditions and may change materially from the assumptions described below. Depending upon the nature of the changes, the impact on the unaudited pro forma condensed combined financial statements could be material.

The pro forma adjustment to interest expense reflects the additional interest expense that would have been incurred during the historical periods presented assuming the merger and the issuance of the senior unsecured notes and term loan had occurred as of January 1, 2013.

Composition of new debt and related interest expense	Weighted Average Interest Rate	Debt	Interest expense for the year ended December 31, 2013	Interest expense for the nine months ended September 30, 2014
Total new debt (pro forma footnote 4(n) below) and related interest expense	3.36%	$4,250.0	$142.9	$107.2
Amortization of new debt issuance costs			4.1	3.1

Total			$147.0	$110.3

Less: Covance historical interest expense			(6.7)	(9.7)

Pro forma adjustment to interest expense			$140.3	$100.6

An increase (decrease) of 0.125% in the assumed weighted average interest rate of the senior unsecured notes would increase (decrease) annual pro forma interest expense by $4.1. An increase (decrease) of $100.0 in the principal amount of the senior unsecured notes would increase (decrease) annual pro forma interest expense by $3.8.

If LabCorp were to use the bridge facility of $3,250.0 (instead of the senior unsecured notes as assumed) and the term loan of $1,000.0, the pro forma interest expense would be $93.5 for the year ended December 31, 2013 and $70.1 for the nine months ended September 30, 2014. An increase (decrease) of 0.125% in the assumed interest rate on the bridge facility would increase annual pro forma interest expense by $5.3.

Debt issuance costs estimated to be incurred in conjunction with the merger have been amortized over the term of the respective debt instrument for the purposes of calculating the net pro forma adjustment to interest expense.

(c)	Provision for income taxes—Adjustment reflects the tax effects of the pro forma adjustments made to the pro forma statement of operations calculated at the combined federal and state statutory rate of 38.3%. This rate does not reflect LabCorp’s effective tax rate, which includes other tax items, such as foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(d)	Basic and diluted earnings per common share—The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share is calculated as follows (in shares):

	Year ended December 31, 2013		Nine months ended September 30, 2014
	Basic	Diluted	Basic	Diluted
LabCorp shares to be issued to shareholders of Covance	15,297,911	15,297,911	15,297,911	15,297,911
Covance restricted stock to be converted into LabCorp common stock (1,447,724 shares of Covance restricted stock and deferred stock units converted to 388,859 at a 0.2686 conversion rate)	388,859	388,859	388,859	388,859

LabCorp shares to be issued	15,686,770	15,686,770	15,686,770	15,686,770

As all outstanding shares of Covance common stock will be eliminated in the merger, the unaudited pro forma weighted average number of basic shares outstanding is calculated by adding LabCorp’s historical weighted average number of basic shares outstanding for the period and the number of shares of LabCorp common stock expected to be issued to Covance’s stockholders in the merger. The unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding LabCorp’s historical weighted average number of diluted shares outstanding for the period and the number of shares of LabCorp common stock expected to be issued in the merger. As each outstanding stock option or RSU issued under each of the Covance Employee Equity Participation Plans, whether or not then vested or exercisable, will be canceled and terminated at the effective time in exchange for the right to receive cash, such stock options and RSUs were excluded from this calculation. Refer to pro forma footnote Note 1 for more information about treatment of stock-based compensation under the provisions of the merger agreement.

(e)	Cash and cash equivalents—Adjustment reflects the preliminary net adjustment to cash in connection with the merger :

Cash portion of the merger consideration	$(4,314.8)
Payment of outstanding Covance restricted stock, restricted stock units, deferred stock units and stock options	(212.2)
Repayment of Covance debt	(254.4)
Payment of transaction related expenses	(306.8)
Payment related to Covance change in control provisions	(23.7)
Proceeds from additional borrowings	4,250.0

Pro forma adjustment to cash and cash equivalents	$(861.9)

Components of the adjustment include (i) a decrease in cash resulting from payment of the cash component of the merger consideration; (ii) a decrease in cash related to the payment to holders of Covance restricted stock, restricted stock units, deferred stock units and stock options, of which $178.2 relates to merger consideration and $34.0 is to be recognized as post-combination compensation expense; (iii) a decrease in cash related to the repayment of Covance’s debt, including accrued interest; (iv) estimated transaction related expenses of $306.8, consisting of financing fees of $46.8, of which an estimated $29.7 will be capitalized, and advisory costs of $260.0, expected to be expensed as incurred in connection with the merger; (v) estimated change in control payments, including enhanced severance and other separation benefits that are payable upon a qualifying termination of employment in conjunction with the completion of the merger in an amount of approximately $23.7 and (vi) an increase in cash resulting from the proceeds in additional borrowings of $3,250.0 of senior unsecured notes and an aggregate amount of $1,000.0 for the term loan.

(f)	Prepaid expenses and other—Adjustment reflects the elimination of $0.7 of Covance’s unamortized deferred financing costs classified as short-term, which was written off in connection with the merger.

(g)

Goodwill, net—Adjustment reflects the preliminary estimated adjustment to goodwill as a result of the merger. Goodwill represents the excess of the consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in pro forma footnote Note 3. The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment exists. In the event management determines that the value of goodwill has become impaired, LabCorp will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is attributable to the expected synergies of the combined business operations, new growth opportunities, and the acquired assembled and trained workforce of Covance. The goodwill is not expected to be deductible for tax purposes. The preliminary pro forma adjustment to goodwill is calculated as follows:

Preliminary purchase price	$6,551.7
Less: Fair value of net assets to be acquired	(3,040.6)

Total estimated goodwill	3,511.1
Less: Covance reported goodwill	(118.1)

Pro forma adjustment to goodwill	$3,393.0

(h)	Intangible assets, net—Adjustment reflects the preliminary fair market value related to the change in fair value of identifiable intangible assets acquired in the merger. Refer to pro forma footnote Note 4(a) above for details related to the estimated fair value and related amortization expense of the intangible assets. The preliminary amounts assigned to the identifiable intangible assets are as follows:

Estimated fair value	$2,211.5
Less: Covance book value of intangible asset	(7.5)

Pro forma adjustment to intangible assets	$2,204.0

(i)	Other assets, net—LabCorp is expected to incur an estimated $29.7 in capitalizable debt issuance costs in conjunction with the issuance of the senior unsecured notes and term loan, which will be capitalized as other assets on the pro forma balance sheet and amortized over the life of the underlying debt instrument. In addition, deferred financing costs of $2.8, classified as long-term, related to Covance’s debt were written off in connection with the merger. As such, the net pro forma adjustment to other assets on the unaudited pro forma balance sheet is $26.9.

(j)	Accrued expenses and other—Adjustments reflect (i) a $44.1 reduction of income tax payable related to the estimated impact of acquisition and financing costs expensed in connection with the merger based on a combined federal and state statutory tax rate of 38.3%; (ii) a $9.1 reduction of income tax payable related to the estimated tax impact of the estimated change in control payments, including enhanced severance and other separation benefits that are payable upon a qualifying termination of employment in conjunction with the completion of the merger; (iii) a $18.1 reduction of income tax payable related to the estimated tax impact of the post-combination compensation expense; and (iv) the removal of the accrued interest of $4.4 related to Covance’s historical debt, which was paid off at the date of the merger. As such, the net pro forma adjustment to accrued expense and other on the unaudited pro forma balance sheet is $75.7.

(k)	Unearned revenue—Management assumed that the fair value of the unearned revenue balance represented 95% of the $219.8 carrying value of Covance’s unearned revenue balance at September 30, 2014. Upon closing of the merger, LabCorp will record the assumed unearned revenue at its acquisition date fair values, which will represent LabCorp’s future performance obligation. The process of determining the fair value of the unearned revenues can result in a significant downward adjustment; the revenues associated with this haircut will not be recognized by LabCorp post-merger.

(l)	Long-term debt—To fund transaction-related items, the cash portion of the merger consideration and other one-time costs, LabCorp is expected to incur $4,250.0 of additional debt, with maturities ranging from three to thirty years and an expected weighted average interest rate of 3.36% on the principal amount of the debt.

The preliminary adjustment to long-term debt is as follows:

Proceeds from additional borrowings:
3-Yr Senior Unsecured Notes due 2017	$500.0
5-Yr Senior Unsecured Notes due 2019	750.0
10-Yr Senior Unsecured Notes due 2024	1,000.0
30-Yr Senior Unsecured Notes due 2044	1,000.0
Term Loan	1,000.0
Less: Covance long-term debt	(250.0)

Pro forma adjustment to long-term debt	$4,000.0

(m)	Deferred income taxes—Adjustment reflects the deferred income tax effects of the pro forma adjustments made to the pro forma balance sheet by applying the combined federal and state statutory tax rate of 38.3% to the fair value adjustments made to certain assets acquired and liabilities assumed, primarily as indicated in the table below:

	Adjustment to Asset Acquired (Liability Assumed)	Current Deferred Tax Liability	Noncurrent Deferred Tax Liability
Estimated fair value adjustment of identifiable intangible assets acquired	$2,204.0	$—	$844.1
Estimated tax impact of repatriation of cash(1)	N/A	108.1	—
Estimated fair value adjustment of unearned revenue assumed	208.8	4.2	—

Deferred tax liabilities related to estimated fair value adjustments		$112.3	$844.1

(1)	LabCorp believes at this time that it will be utilizing the earnings from Covance and respective subsidiaries that are currently indefinitely invested. These earnings are estimated to be approximately $244.6 and will generate a deferred tax liability of approximately $108.1. This estimate has been made based on the gross value of the earnings; it has not been reduced by the potential offset from foreign tax credits that will be available upon distribution, as the true value of those credits is not known at this time.

(n)	Stockholders’ equity—Adjustment reflects (i) the issuance of 15,297,911 shares of LabCorp common stock to shareholders of Covance; (ii) the elimination of the historical equity balances of Covance; (iii) the pro forma reduction to retained earnings of $233.0 to reflect the estimated merger related fees and expenses expected to be incurred upon completion of the merger ($277.1 expected to be expensed, net of $44.1 tax benefit); (iv) the pro forma reduction to retained earnings of $29.2 to reflect the estimated post-combination compensation expense associated with the payment of unvested equity awards upon completion of the merger ($47.3 expected to be expensed in connection with the merger, net of $18.1 tax benefit); and (v) the pro forma reduction to retained earnings of $14.6 to reflect the estimated change in control payments, including enhanced severance and other separation benefits that are payable upon a qualifying termination of employment in conjunction with the completion of the merger ($23.7 estimated to be expensed, net of $9.1 tax benefit).

The preliminary unaudited pro forma adjustment to common stock is calculated as follows:

Common stock (par value $0.10)	$1.5
Less: Covance historical common stock	(0.8)

Pro forma adjustment—common stock	$0.7

The preliminary unaudited pro forma adjustment to additional paid in capital is calculated as follows:

Additional paid-in-capital from merger (15,297,911 shares issued at $115.86)	$1,770.9
Additional paid-in-capital from Covance restricted stock and deferred stock units converted into LabCorp common stock (388,859 shares issued at $115.86)	45.0
Less: Covance historical additional paid-in-capital	(959.4)

Pro forma adjustment—additional paid-in capital	$856.5

The preliminary unaudited pro forma adjustment to retained earnings is calculated as follows:

Estimated merger related fees and expenses expected to be incurred upon completion of the merger, net of tax	$(233.0)
Post-combination expense related to unvested equity awards upon completion of the merger, net of tax	(29.1)
Post-combination expense related to change in control payments, net of tax	(14.6)
Less: Covance historical retained earnings	(1,913.6)

Pro forma adjustment—retained earnings	$(2,190.3)

The estimated fees and expenses and post-combination compensation expense associated with the payment of accelerated equity awards and change in control payments have been excluded from the unaudited pro forma condensed combined statements of operations as they reflect charges directly attributable to the merger that will not have a continuing impact on LabCorp’s operations.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the year ended December 31, 2013 and the nine month period ended September 30, 2014 reflects the merger and related transactions as if they had occurred on January 1, 2013. The book value per share amounts in the table below reflects the merger as if it had occurred on September 30, 2014 or December 31, 2013. The information in the table is based on, and should be read together with, the historical financial information that LabCorp and Covance have presented in their respective filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

The unaudited pro forma combined per share data is presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

Neither LabCorp nor Covance declared or paid any dividends during the periods presented.

	Historical
	LabCorp	Covance	Unaudited Pro Forma Combined	Equivalent Basis Unaudited Pro Forma Combined(1)
Basic Earnings per Share Attributable to Common Stockholders
Year Ended December 31, 2013	$6.36	$3.28	$5.77	$1.55
Nine Month Period Ended September 30, 2014	$4.61	$2.41	$4.22	$1.13
Diluted Earnings per Share Attributable to Common Stockholders
Year Ended December 31, 2013	$6.25	$3.15	$5.68	$1.53
Nine Month Period Ended September 30, 2014	$4.53	$2.32	$4.16	$1.12
Cash Dividends Per Share
Year Ended December 31, 2013	$0.00	$0.00	$0.00	$0.00
Nine Month Period Ended September 30, 2014	$0.00	$0.00	$0.00	$0.00
Book Value Per Share
Year Ended December 31, 2013	$29.07	$28.64	N/A	N/A
Nine Month Period Ended September 30, 2014	$32.64	$29.72	$40.53	$10.89

(1)	The per share amounts are calculated by multiplying the unaudited pro forma combined per share amounts by the exchange ratio of 0.2686.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Comparative Per Share Market Price Information

Covance common stock trades on NYSE under the symbol “CVD” and LabCorp common stock trades on NYSE under the symbol “LH.” The following table presents the closing prices of Covance common stock and LabCorp common stock on October 31, 2014, the last trading day before the public announcement of the merger agreement, and January 13, 2015, the last practicable trading day prior to the filing of this registration statement. The table also shows the estimated implied value of the per share merger consideration for each share of Covance common stock on the relevant date.

Date	Covance Closing Price	LabCorp Closing Price	Exchange Ratio	Estimated Equivalent Per Share Value(1)
October 31, 2014	$79.90	$109.29	0.2686	$105.12
January 13, 2015	$106.21	$115.86	0.2686	$106.88

(1)	The implied value of the per share merger consideration for each relevant date represents the sum of $75.76, the cash consideration, plus the stock consideration, which is calculated by multiplying the closing price of LabCorp common stock on the relevant date by the exchange ratio of 0.2686.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Covance stockholders in determining whether to adopt the merger agreement. Covance stockholders are urged to obtain current market quotations for LabCorp common stock and Covance common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Comparative Stock Prices and Dividends

The following table sets forth, for the periods indicated, the high and low sale prices per share of Covance common stock and LabCorp common stock as reported by NYSE. The table also provides information as to dividends paid per share of Covance common stock and LabCorp common stock. Covance and LabCorp have not historically paid any dividends on common stock, and Covance and LabCorp do not presently anticipate paying any dividends on their respective common stock in the foreseeable future.

	Covance			LabCorp
	Common Stock Price		Dividend per Share	Common Stock Price		Dividend per Share
	High	Low		High	Low
For the calendar quarter ended:
2015
March 31, 2015 (through January 13, 2015)	$106.75	$103.90	$0.00	$118.07	$108.73	$0.00
2014
December 31, 2014	$104.43	$73.57	$0.00	$109.84	$95.61	$0.00
September 30, 2014	$89.93	$78.67	$0.00	$108.77	$101.55	$0.00
June 30, 2014	$106.50	$79.21	$0.00	$105.38	$95.12	$0.00
March 31, 2014	$106.04	$86.44	$0.00	$102.00	$87.25	$0.00
2013
December 31, 2013	$91.77	$82.54	$0.00	$108.00	$87.01	$0.00
September 30, 2013	$86.97	$76.81	$0.00	$101.92	$95.36	$0.00
June 30, 2013	$79.50	$70.38	$0.00	$101.69	$89.68	$0.00
March 31, 2013	$74.60	$57.50	$0.00	$91.84	$85.80	$0.00

2012
December 31, 2012	$59.31	$46.51	$0.00	$94.30	$82.15	$0.00
September 30, 2012	$49.51	$45.26	$0.00	$95.30	$83.50	$0.00
June 30, 2012	$50.93	$44.20	$0.00	$94.33	$81.56	$0.00
March 31, 2012	$49.68	$42.02	$0.00	$93.30	$85.58	$0.00
2011
December 31, 2011	$53.02	$42.86	$0.00	$88.15	$74.57	$0.00
September 30, 2011	$62.58	$44.36	$0.00	$99.76	$76.91	$0.00
June 30, 2011	$63.86	$54.87	$0.00	$100.94	$92.09	$0.00
March 31, 2011	$59.81	$49.97	$0.00	$92.98	$86.19	$0.00

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and the documents to which Covance and LabCorp refer you to in this registration statement, of which this proxy statement/prospectus forms a part, as well as oral statements made or to be made by Covance and LabCorp, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Exchange Act with respect to the businesses, strategies and plans of Covance and LabCorp, their expectations relating to the merger and their future financial condition and performance. Statements included in or incorporated by reference into this registration statement, of which this proxy statement/prospectus forms a part, that are not historical facts, including statements about the beliefs and expectations of the management of each of Covance and LabCorp, are forward-looking statements. Words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “aims,” “potential,” “will,” “would,” “could,” “considered,” “likely,” “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While Covance and LabCorp believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of LabCorp and Covance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of Covance and LabCorp depending upon a number of factors affecting their businesses and risks associated with the successful execution of the merger and the integration and performance of their businesses following the merger. These factors include, but are not limited to, risks and uncertainties detailed in LabCorp’s periodic public filings with the SEC, including those discussed in the sections entitled “Risk Factors” in LabCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and LabCorp’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Covance’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014, factors contained or incorporated by reference into such documents and in subsequent filings by LabCorp and Covance with the SEC, and the following factors:

•	the occurrence of any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Covance to pay a termination fee and expenses to LabCorp or require LabCorp to pay a termination fee to Covance;

•	uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that LabCorp and Covance may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the ability to implement integration plans for the merger and the ability to recognize the anticipated growth and cost savings and benefits of the merger;

•	the inability to complete the merger due to the failure to obtain the Covance stockholder approval or the failure to satisfy other conditions to the closing of the merger;

•	the failure of the merger to close for any other reason;

•	risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations and the potential difficulties in retention of any members of senior management of Covance and any other key employees that LabCorp is interested in retaining after the closing of the merger;

•	the outcome of any legal proceedings that have been or may be instituted against Covance and/or others relating to the merger agreement;

•	diversion of the attention of Covance and LabCorp management from ongoing business concerns;

•	limitations placed on the ability of Covance and LabCorp to operate their respective businesses by the merger agreement;

•	the effect of the announcement of the merger on Covance’s and LabCorp’s business relationships, employees, customers, suppliers, vendors, other partners, standing with regulators, operating results and businesses generally;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;

•	factors that affect customer demand;

•	customers’ financial strength;

•	shortages or changes in availability, or increases in costs of, key supplies;

•	the market price for LabCorp common stock potentially being affected, following the merger, by factors that historically have not affected the market price for LabCorp common stock;

•	the effect of LabCorp’s increased exposure to the risks of operating internationally as a result of the merger;

•	changes in tax laws or interpretations that could increase the consolidated tax liabilities of Covance and LabCorp; and

•	competitive pressures in all markets in which Covance and LabCorp operate.

Consequently, all of the forward-looking statements Covance or LabCorp make in this document are qualified by the information contained or incorporated by reference into this proxy statement/prospectus, including, but not limited to (i) the information contained under this heading and (ii) the information discussed under the sections entitled “Risk Factors” in LabCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and LabCorp’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Covance’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Neither LabCorp nor Covance is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

RISK FACTORS

By voting in favor of the proposal to adopt the merger agreement, Covance stockholders will be choosing to invest in LabCorp common stock. An investment in LabCorp common stock involves a high degree of risk. Before you vote, you should carefully consider the risks described below, those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46 of this proxy statement/prospectus and the other information contained in this proxy statement/prospectus or in the documents of Covance and LabCorp incorporated by reference into this proxy statement/prospectus, particularly the risk factors set forth in the documents of Covance and LabCorp incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus. In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Covance or LabCorp assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

Because the market price of shares of LabCorp common stock will fluctuate, you cannot be sure of the market value of the shares of LabCorp common stock you will receive in the merger.

Upon completion of the merger, each share of Covance common stock that you hold will be converted into the right to receive the per share merger consideration, which will consist of (i) an amount in cash equal to $75.76, without interest, and (ii) 0.2686 shares of LabCorp common stock. There will be no adjustment to the per share merger consideration or exchange ratio for the stock consideration due to changes in the market price of either shares of Covance common stock or LabCorp common stock and the merger agreement does not provide for any price-based termination right. Accordingly, the market value of the shares of LabCorp common stock that you will be entitled to receive upon completion of the merger with respect to the stock consideration will depend on the market value of the shares of LabCorp common stock at the time of the completion of the merger and could vary significantly from the market value on the date of this proxy statement/prospectus or the date of the special meeting. In addition, the market value of the shares of LabCorp common stock that you will be entitled to receive in the merger with respect to the stock consideration also will continue to fluctuate after the completion of the merger and you could lose the value of your investment in LabCorp common stock. See the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 44 of this proxy statement/prospectus.

Such variations could be the result of changes in the business, operations or products of Covance or LabCorp prior to the merger and LabCorp following the merger, market assessments of the likelihood that the merger will be completed or the timing of the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of LabCorp or Covance. Because the date that the merger will be completed will be later than the date of the special meeting, at the time of the special meeting you will not know the value of the LabCorp common stock that you will receive upon completion of the merger with respect to the stock consideration.

The market price for LabCorp common stock may be affected by factors different from those that historically have affected Covance common stock.

Upon completion of the merger, Covance stockholders will become LabCorp stockholders. LabCorp’s business differs from that of Covance, and accordingly the results of operations of LabCorp will be affected by certain factors that are different from those currently affecting the results of operations of Covance. For a discussion of the businesses of LabCorp and Covance and of some important factors to consider in connection with those businesses, see the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

The shares of LabCorp common stock to be received by Covance stockholders as a result of the merger will have rights different from the shares of Covance common stock.

Upon consummation of the merger, the rights of Covance stockholders, who will become LabCorp stockholders, will be governed by the charter and bylaws of LabCorp. The rights associated with Covance common stock are different from the rights associated with the LabCorp common stock. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 136 of this proxy statement/prospectus for a discussion of these rights.

Unanticipated regulatory actions could prevent, or substantially delay, consummation of the merger.

Under the provisions of the HSR Act, the merger may not be completed until the expiration of a statutory waiting period, or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. On November 12, 2014, Covance and LabCorp filed with the DOJ and Covance filed with the FTC, and on November 13, 2014, LabCorp filed with the FTC, notification and report forms under the HSR Act. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern time on December 15, 2014, without any action having been taken by the FTC or the DOJ.

Notwithstanding the expiration of the statutory waiting period, at any time before or after completion of the merger, the FTC or the DOJ could act under the antitrust laws to prevent a substantial lessening of competition or the creation of a monopoly, including by seeking to enjoin completion of the transaction or seeking divestiture of assets, businesses or product lines of Covance or LabCorp. A delay could, among other things, increase the chance that: an event occurs that constitutes a material adverse effect with respect to Covance and thereby may cause the failure of a LabCorp closing condition; other adverse effects with respect to Covance could occur, such as the loss of key personnel, potentially affecting the success of the combined entities; or an event could occur that causes a failure of a Covance closing condition or that adversely impacts the value of LabCorp common stock, and thus has a negative impact on the per share merger consideration.

Under the merger agreement, LabCorp and Covance generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger, including the expiration or early termination of the waiting period under the HSR Act. However, LabCorp is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Covance and its subsidiaries after the effective time) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Covance and its subsidiaries after the effective time) in order to obtain such regulatory approvals. If the merger agreement is terminated for reasons relating to the failure to obtain certain regulatory approvals required for the merger, under certain circumstances, LabCorp will be required to pay Covance a termination fee of $305 million.

The closing of the merger is subject to conditions and if these conditions are not satisfied or waived, the merger will not be completed.

The closing of the merger is subject to a number of conditions as set forth in the merger agreement that must be satisfied or waived, including the Covance stockholder approval, the expiration or termination of the waiting period applicable to the merger under the HSR Act, the absence of any law, regulation, order, judgment or injunction restraining, enjoining or otherwise prohibiting the closing of the merger, the declaration by the SEC of the effectiveness of the registration statement on Form S-4 filed by LabCorp in respect of the shares of LabCorp common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, and the approval of the listing on NYSE of the shares of LabCorp common stock to be issued in the merger.

The closing of the merger is also dependent on the accuracy of representations and warranties made by the parties to the merger agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the merger agreement. Under the merger agreement, LabCorp and Covance generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger, including the expiration or early termination of the waiting period under the HSR Act. However, LabCorp is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Covance and its subsidiaries after the effective time) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Covance and its subsidiaries after the effective time) in order to obtain such regulatory approvals. If the merger agreement is terminated for reasons relating to the failure to obtain certain regulatory approvals required for the merger, under certain circumstances, LabCorp will be required to pay Covance a termination fee of $305 million.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 118 of this proxy statement/prospectus.

There can be no assurance as to whether or when the conditions to the closing of the merger will be satisfied or waived or as to whether or when the merger will be consummated.

The opinion of Covance’s financial advisor rendered to the Covance board on November 2, 2014 did not reflect circumstances, developments or events occurring after the date of the opinion.

The Covance board has not obtained an updated opinion from its financial advisor, Goldman Sachs, as of the date of this proxy statement/prospectus and does not expect to receive an updated opinion prior to the completion of the merger. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, November 2, 2014, the date of its opinion and did not reflect circumstances, developments or events occurring after the date of its opinion. The recommendation of the Covance board that Covance stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Covance’s named executive officers in connection with the merger, however, are made as of the date of this proxy statement/prospectus. For a description of the opinion that the Covance board received from Goldman Sachs, see the section entitled “The Merger—Opinion of Covance’s Financial Advisor” beginning on page 82 of this proxy statement/prospectus.

LabCorp and Covance will be subject to business uncertainties and certain operating restrictions until consummation of the merger.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on LabCorp, Covance or the combined company following the merger. These uncertainties could disrupt the business of LabCorp or Covance and cause customers, suppliers, vendors, partners and others that deal with LabCorp and Covance to defer entering into contracts with LabCorp and Covance or making other decisions concerning LabCorp and Covance or seek to change or cancel existing business relationships with LabCorp and Covance. The uncertainty and difficulty of integration could also cause key employees of LabCorp and Covance to leave their employment. In addition, the merger agreement restricts Covance, LabCorp and their respective subsidiaries from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other parties. These restrictions may prevent LabCorp and Covance from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Conduct of Business Prior to Effective Time” beginning on page 106 of this proxy statement/prospectus for a description of the restrictive covenants to which each of LabCorp and Covance is subject.

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

Either Covance or LabCorp may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by June 2, 2015. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, Covance may be required to pay LabCorp a termination fee of $200 million, including in the event Covance terminates the merger agreement to enter into an agreement with respect to a superior proposal. In certain other circumstances, Covance may be obligated to reimburse LabCorp for its transaction expenses up to $50 million. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement relating to the failure to obtain certain regulatory approvals for the merger, LabCorp may be required to pay Covance a termination fee of $305 million. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 120 of this proxy statement/prospectus for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee and expense payment may be payable by Covance.

The merger agreement contains restrictions on the ability of Covance to pursue other alternatives to the merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, restrict the ability of Covance to solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding any third party offer or proposal that might reasonably be expected to lead to a takeover proposal. Further, subject to limited exceptions, consistent with applicable law, the merger agreement provides that the Covance board will not withdraw, publicly propose to withdraw or modify in a manner adverse to LabCorp its recommendation that Covance stockholders vote in favor of the proposal to adopt the merger agreement, and in specified circumstances LabCorp has a right to negotiate with Covance in order to match any competing takeover proposals that may be made. Although the Covance board is permitted to take certain actions in response to a superior proposal or a takeover proposal that is reasonably likely to result in a superior proposal if it determines that the failure to do so would be inconsistent with its fiduciary duties, doing so in specified situations could require Covance to pay to LabCorp a termination fee of $200 million. See the section entitled “The Merger Agreement—No Solicitation or Negotiation of Takeover Proposals” beginning on page 109 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 120 of this proxy statement/prospectus for a more complete discussion of these restrictions and consequences.

Such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such acquisition, even if it were prepared to pay consideration with a higher value than that to be paid in the merger. There also is a risk that the requirement to pay the termination fee or expense payment to LabCorp in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire Covance than it might otherwise have proposed to pay.

The termination of the merger agreement could negatively impact Covance.

If the merger is not completed for any reason, including as a result of Covance stockholders failing to adopt the merger agreement, the ongoing business of Covance may be adversely affected and, without realizing any of the benefits of having completed the merger, Covance would be subject to a number of risks, including the following:

•	Covance may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Covance may experience negative reactions from its customers, regulators and employees;

•	Covance will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•	the merger agreement places certain restrictions on the conduct of Covance’s business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of LabCorp (in certain cases, not to be unreasonably withheld, conditioned or delayed), may prevent Covance from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Business Prior to Effective Time” beginning on page 106 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Covance); and

•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Covance management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Covance as an independent company.

If the merger agreement is terminated and the Covance board seeks another merger or business combination, Covance stockholders cannot be certain that Covance will be able to find a party willing to offer equivalent or more attractive consideration than the per share merger consideration LabCorp has agreed to provide in the merger. If the merger agreement is terminated under certain circumstances, Covance may be required to pay a termination fee of $200 million, depending on the circumstances surrounding the termination. Covance may be required to reimburse LabCorp for its expenses, up to an amount of $50 million, if the merger agreement is terminated in certain specified circumstances. See the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 120 of this proxy statement/prospectus.

Directors and executive officers of Covance may have interests in the merger that are different from those of Covance stockholders generally.

The directors and executive officers of Covance may have interests in the merger that are different from, in addition to or in conflict with, those of Covance stockholders generally. These interests include the continued employment of certain executive officers of Covance, the treatment in the merger of Covance stock options, shares of Covance restricted stock, Covance restricted stock units, bonus awards, employment agreements, change in control severance agreements and other rights held by Covance’s directors and executive officers, and the indemnification of former Covance directors and officers by LabCorp. Covance stockholders should be aware of these interests when they consider the recommendation of the Covance board that they vote in favor of the proposal to adopt the merger agreement and the other merger-related proposals. The Covance board was aware of and considered these interests when it declared advisable the merger agreement and the consummation of the transactions contemplated thereby, determined that the terms of the merger agreement and the transactions contemplated thereby, were fair to, and in the best interests of, Covance and its stockholders, and recommended that Covance stockholders adopt the merger agreement and the transactions contemplated thereby, including the merger. See the section entitled “Interests of Covance’s Directors and Executive Officers in the Merger” beginning on page 124 of this proxy statement/prospectus and the section entitled “Advisory Vote on Merger-Related Compensation for Covance’s Named Executive Officers” beginning on page 123 of this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of LabCorp following the merger may differ materially.

The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of LabCorp’s financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of LabCorp following the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect LabCorp’s financial condition or results of operations following the merger. Any potential decline in LabCorp’s financial condition or results of operations may cause significant variations in the stock price of LabCorp.

Lawsuits have been filed against LabCorp and Covance challenging the merger, and one or more adverse rulings may prevent the merger from being completed.

In connection with the merger, LabCorp, Covance, Merger Sub and members of the Covance board have been named as defendants in putative class action complaints filed in the Court of Chancery of the State of Delaware (Berk v. Covance et al., Case No. 10440, which we refer to as the Delaware Action) and the Superior Court of New Jersey, Chancery Division, Mercer County (Ojeda v. Herring et al., docket number MER-C-92-14, which we refer to as the New Jersey Action). The New Jersey Action was filed November 12, 2014 by Charles Ojeda on behalf of himself and other of Covance’s public stockholders. An amended complaint was filed on December 10, 2014 adding Michael Jianarras as proposed co-lead plaintiff with Mr. Ojeda in the putative class action. The Delaware Action was filed on December 9, 2014 by Barry Berk on behalf of himself and other of Covance’s common stockholders. The complaints allege, among other things, that members of the Covance board breached their fiduciary duties by agreeing to sell Covance for an inadequate price, engaging in an unfair sales process, agreeing to inappropriate terms in the merger agreement that will preclude a superior offer from emerging following announcement of the transaction and making inadequate disclosures regarding the transaction in the initial version of this Form S-4 Registration Statement filed on November 26, 2014. In addition, the complaint in the Delaware Action also alleges that members of the Covance board breached their fiduciary duties by the selection of the Covance board’s financial advisor. The complaints allege that LabCorp and Merger Sub aided and abetted the Covance board members’ breaches of their fiduciary duties (the New Jersey Action also alleges Covance aided and abetted the board members’ alleged breaches). The actions seek injunctive relief enjoining LabCorp and Covance from taking steps to consummate the merger at the agreed upon price (or, in the event the merger is consummated, rescinding the merger or awarding damages). The New Jersey Action also seeks declarations that the transaction is unfair and the defendants breached their fiduciary duties or aided and abetted such breaches. The Delaware Action also seeks injunctive relief enjoining Covance from holding a stockholder vote to approve the transaction until additional information is disclosed, and recovery through an accounting by the defendants of all damage caused and profits obtained by them as a result of the alleged breaches of fiduciary duties. Both actions also seek to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. These lawsuits are in a preliminary stage. Covance has moved to dismiss the New Jersey Action for lack of subject matter jurisdiction based on a forum selection bylaw, which designates Delaware as the exclusive forum for litigation involving alleged breaches of fiduciary duties by Covance directors.

Additional lawsuits may be filed against LabCorp, Covance and/or the board of directors of either company in connection with the merger. See the section entitled “The Merger—Litigation Related to the Merger” beginning on page 97 of this proxy statement/prospectus for more information about litigation related to the merger.

One of the conditions to the closing of the merger is that no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, injunction, order or other judgment which is in effect and restrains, enjoins or otherwise prohibits the closing of the merger (whether temporary, preliminary or final). Therefore, if the plaintiffs in this action or in any additional lawsuit that may be filed secure injunctive relief or other relief prohibiting, delaying or otherwise adversely affecting the defendants’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected timeframe or at all.

Covance stockholders will have less influence, as a group, as stockholders of LabCorp than as stockholders of Covance.

Immediately after completion of the merger, former Covance stockholders, who collectively own 100% of Covance, will own approximately 15.5% of outstanding LabCorp common stock, based on the number of shares of Covance common stock and the number of shares of LabCorp common stock outstanding as of January 13, 2015, the latest practicable date prior to the filing of this registration statement. Consequently, Covance stockholders, as a group, will exercise less influence over the management and policies of LabCorp than they currently may have over the management and policies of Covance.

Risks Relating to the Combined Company Upon Completion of the Merger

LabCorp may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, LabCorp’s ability to combine its business with that of Covance in a manner that facilitates growth opportunities and realizes anticipated growth and cost savings. LabCorp believes that the merger will provide an opportunity for revenue growth in development and commercialization of drugs and diagnostics and nutritional analysis and other areas, including a number of new business areas for LabCorp.

However, LabCorp must successfully combine the businesses of LabCorp and Covance in a manner that permits these benefits to be realized. In addition, LabCorp must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If LabCorp is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

The failure to integrate successfully the business and operations of Covance in the expected time frame may adversely affect LabCorp’s future results.

Historically, LabCorp and Covance have operated as independent companies, and they will continue to do so until the completion of the merger. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key LabCorp or Covance employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. See the risk factors entitled “—LabCorp may be unable to retain Covance personnel successfully after the merger is completed” and “—LabCorp and Covance will be subject to business uncertainties and certain operating restrictions until consummation of the merger” above. Specifically, the following issues, among others, must be addressed in integrating the operations of LabCorp and Covance in order to realize the anticipated benefits of the merger so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;

•	combining the businesses of LabCorp and Covance and meeting the capital requirements of the combined company, in a manner that permits LabCorp to achieve the cost savings or revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating the companies’ technologies;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations;

•	coordinating geographically dispersed organizations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Combining the businesses of LabCorp and Covance may be more difficult, costly or time-consuming than expected, which may adversely affect LabCorp’s business results and negatively affect the value of LabCorp common stock following the merger.

LabCorp and Covance have entered into the merger agreement because each believes that the merger will be in the best interests of its stockholders and that combining the businesses of LabCorp and Covance will produce benefits and cost savings. If LabCorp is not able to successfully combine the businesses of LabCorp and Covance in an efficient and effective manner, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of LabCorp common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of LabCorp, which may adversely affect the value of LabCorp common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what LabCorp expects and may take longer to achieve than anticipated. If LabCorp is not able to adequately address integration challenges, LabCorp may be unable to successfully integrate LabCorp’s and Covance’s operations or to realize the anticipated benefits of the integration of the two companies.

LabCorp and Covance will incur significant transaction and merger-related costs in connection with the merger.

LabCorp and Covance have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Covance executives, filing fees, printing expenses and other related charges. Some of these costs are payable by LabCorp and Covance regardless of whether the merger is completed. LabCorp currently estimates the aggregate amount of these expenses to equal $ 366.8 million, and Covance currently estimates the aggregate amount of these expenses to equal $50 million. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both LabCorp and Covance have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the merger that LabCorp may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income LabCorp expects to achieve from the merger. Although LabCorp expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

If the merger is consummated, LabCorp will materially reduce its cash balances and incur a substantial amount of debt to finance the cash consideration and pay related fees and expenses in connection with the merger, which could, among other things, restrict its ability to engage in additional transactions or incur additional indebtedness.

To fund the cash consideration to be paid to Covance stockholders pursuant to the terms of the merger agreement, LabCorp expects to use approximately $4.25 billion in cash. LabCorp will need additional cash to pay fees and expenses, and is obligated to offer to repurchase $250 million of existing senior notes of Covance after the closing of the merger. Following the completion of the merger, the combined company will have a significant amount of outstanding indebtedness. On a pro forma basis, the consolidated indebtedness of LabCorp following the merger is expectedly to be approximately $7,264.7 million. This substantial level of indebtedness could have important consequences to LabCorp’s business, including making it more difficult to satisfy its debt obligations, increasing its vulnerability to general adverse economic and industry conditions, limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and restricting LabCorp from pursuing certain business opportunities. These limitations could reduce the benefits LabCorp expects to achieve from the merger or impede its ability to engage in future business opportunities or strategic acquisitions.

Third parties may terminate or alter existing contracts or relationships with Covance or LabCorp.

Covance has contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require Covance to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, Covance may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom Covance or LabCorp currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit LabCorp’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

Following the merger, LabCorp will depend more heavily on the pharmaceutical and biotechnology industries.

LabCorp’s business is dependent upon, among other things, ongoing demand for diagnostic testing services by patients, physicians, hospitals, managed care organizations and others. Following the consummation of the merger, LabCorp’s revenues will increasingly depend on the expenditures made by the pharmaceutical and biotechnology industries in research and development. In some instances, companies in these industries are reliant on their ability to raise capital in order to fund their research and development projects. Accordingly, economic factors and industry trends that may affect LabCorp’s clients in these industries may also affect LabCorp’s business. If companies in these industries were to reduce the number of research and development projects they conduct or outsource, whether through inability to raise capital, industry trends, economic conditions or otherwise, LabCorp’s business following the consummation of the merger could be materially adversely affected.

Consummation of the merger will increase LabCorp’s exposure to the risks of operating internationally.

The merger will increase the importance of international operations to LabCorp’s future operations, growth and prospects. As a result, LabCorp will be further exposed to risks inherent in conducting business internationally, which include:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	unexpected changes in political or regulatory environments;

•	earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	restrictions on, or difficulties and costs associated with, the repatriation of cash from foreign countries to the United States;

•	political and economic instability;

•	import and export restrictions and other trade barriers;

•	difficulties in maintaining overseas subsidiaries and international operations;

•	difficulties in obtaining approval for significant transactions;

•	government limitations on foreign ownership;

•	government takeover or nationalization of business; and

•	government mandated price controls.

Any one or more of the above factors could adversely affect LabCorp’s international operations. Moreover, in order to effectively compete in certain foreign jurisdictions, it is often necessary or required to establish joint ventures, strategic alliances or marketing arrangements with local operators, partners or agents. Reliance on local operators, partners or agents could expose LabCorp to the risk of being unable to control the scope or quality of its overseas services or products, or being held liable under The Foreign Corrupt Practices Act of 1977, which we refer to as the FCPA, or other laws for actions taken by its strategic or local partners or agents even though these partners or agents may not themselves be subject to the FCPA or such other laws. Any determination that the combined company has violated the FCPA or such other laws could have a material adverse effect on its business, results of operations or prospects.

LabCorp’s revenues and earnings may be exposed to exchange rate fluctuations.

Covance derives a large portion of its net revenues from international operations. For the years ended December 31, 2013 and 2012, Covance derived approximately 52% and 49%, respectively, of its net revenues from operations outside the United States. Since Covance’s consolidated financial statements are denominated in U.S. dollars, fluctuations in exchange rates from period to period will have an impact on Covance’s reported results, and, following the merger, may have an impact on LabCorp’s reported results. In addition, in certain circumstances, LabCorp may incur costs in one currency related to its services or products for which it is paid in a different currency. As a result, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect LabCorp’s results of operations, financial condition and cash flows.

LabCorp may be unable to retain Covance personnel successfully after the merger is completed.

The success of the merger will depend in part on LabCorp’s ability to retain the talents and dedication of the professionals currently employed by Covance. It is possible that these employees may decide not to remain with Covance while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Covance to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, LabCorp and Covance may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

Risks Relating to LabCorp’s Business

You should read and consider risk factors specific to LabCorp’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in LabCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, LabCorp Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Covance’s Business

You should read and consider risk factors specific to Covance’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Covance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, Covance’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and in other documents incorporated by reference into this proxy statement/prospectus and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being provided to the stockholders of Covance as part of a solicitation of proxies by the Covance board for use at the special meeting to be held at the time and place specified below, and at any adjournment or postponement thereof. This proxy statement/prospectus provides stockholders of Covance with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at the Princeton Marriott Hotel & Conference Center at Forrestal, located at 100 College Road East, Princeton, New Jersey 08540, on February 18, 2015, at 8:00 a.m., local time.

Purpose of the Special Meeting

At the special meeting, Covance stockholders will be asked to consider and vote on:

•	a proposal to adopt the merger agreement; and

•	a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Covance’s named executive officers in connection with the merger.

Recommendation of the Covance Board

After careful consideration, the Covance board has unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Covance and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that adoption of the merger agreement be submitted to a vote at a meeting of the Covance stockholders, and recommended that the Covance stockholders vote to adopt the merger agreement. ACCORDINGLY, THE COVANCE BOARD UNANIMOUSLY RECOMMENDS THAT COVANCE STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE ADVISORY PROPOSAL CONCERNING THE MERGER-RELATED COMPENSATION ARRANGEMENTS FOR COVANCE’S NAMED EXECUTIVE OFFICERS.

Record Date; Stockholders Entitled to Vote

The Covance board has fixed the close of business on January 15, 2015 as the record date for determination of Covance stockholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of record of issued and outstanding Covance common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof.

At the close of business on the record date, there were 56,959,151 shares of Covance common stock issued and outstanding and entitled to vote at the special meeting. Covance stockholders are entitled to one vote for each share of Covance common stock they owned as of the close of business on the record date.

Voting by Covance’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Covance and their affiliates were entitled to vote approximately 516,808 shares of Covance common stock, or approximately 0.9% of the shares of Covance common stock outstanding on that date. We currently expect that Covance’s directors and executive officers will vote their shares in favor of each of the proposals to be considered at the special meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

A majority of the shares of Covance common stock issued and outstanding as of the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting will constitute a quorum for the special meeting. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting.

Abstentions are counted as present for purposes of determining whether a quorum is present. Broker non-votes are not counted for purposes of determining whether a quorum is present. A broker non-vote occurs when a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner. If you hold shares of Covance common stock in “street name” and you provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares or obtain a legal proxy from such bank, brokerage firm or other nominee to vote your shares in person at the special meeting, then your shares will be counted as part of the quorum.

Required Vote

Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding Covance common stock entitled to vote thereon. Shares not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST.” For the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers to be considered approved, votes cast “FOR” must exceed votes cast “AGAINST.” Shares present and not voted, whether by broker non-vote, abstention or otherwise, will not be counted “FOR” or “AGAINST” the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers, assuming a quorum is present.

Failure to Vote, Broker Non-Votes and Abstentions

In accordance with the rules of NYSE, brokers, banks, trust companies and other nominees who hold shares of Covance common stock in “street name” for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the proposal to adopt the merger agreement. Accordingly, if brokers, banks, trust companies or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the proposal to adopt the merger agreement.

If you fail to vote, fail to instruct your broker, bank, trust company or other nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” the proposal to adopt the merger agreement.

If you fail to vote, fail to instruct your broker, bank, trust company or other nominee to vote, or mark your proxy or voting instructions to abstain it will have no effect on the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers, assuming a quorum is present.

How to Vote Your Shares

Registered stockholders may vote (i) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; (ii) by telephone (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (iii) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker or other nominee, follow the instructions you receive from your nominee on how to vote your shares. Registered stockholders who attend the special meeting may vote their shares personally even if they previously have voted their shares.

Voting in Person

An admission ticket and government-issued picture identification will be required to enter the special meeting. All stockholders must have an admission ticket to attend the special meeting. Stockholders may obtain a special meeting ticket and directions to the Princeton Marriott Hotel & Conference Center at Forrestal, located at 100 College Road East, Princeton, New Jersey 08540, where it will be held, by writing to Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. If you are a registered stockholder, please indicate that in your request. If your shares are held by a bank, broker or other nominee, you must enclose evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or other nominee. Please submit your ticket request and proof of ownership as promptly as possible in order to ensure you receive your ticket in time for the meeting. Admission to the special meeting will be on a first-come, first-served basis.

Voting of Proxies

When you provide your proxy, the shares of Covance common stock represented by the proxy will be voted in accordance with your instructions. If you sign your proxy card without giving instructions, you will have granted authority to the named proxies solicited by Covance, which we refer to as named proxies, to vote “FOR” each of the proposal to adopt the merger agreement and the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers. In all cases, the delivery of a signed proxy card shall confer authority upon the named proxies to vote your shares in accordance with their judgment on any other matters properly presented at the special meeting, except that any proxy that is marked “AGAINST” the proposal to adopt the merger agreement will not be voted “FOR” any proposal to adjourn the special meeting. The Covance board currently knows of no other business that will be presented for consideration at the special meeting.

Your vote is important. Accordingly, please submit your proxy promptly by telephone, by internet or by mail, whether or not you plan to attend the special meeting in person.

Shares Held in the Covance 401(k) Savings Plan

Shares of common stock held in the 401(k) Savings Plan are held of record and are voted by the trustee of the 401(k) Savings Plan at the direction of 401(k) Savings Plan participants. Participants in the 401(k) Savings Plan will be provided with a full paper set of proxy materials. Participants in the 401(k) Savings Plan may direct the trustee of the plan as to how to vote shares allocated to their 401(k) Savings Plan. The cutoff date for voting for participants in the 401(k) Savings Plan is February 12, 2015. If you do not provide voting instructions, the trustee will vote shares allocated to your plan account in the same proportion as those votes cast by plan participants submitting voting instructions considered as a group.

Stock owned in these plans may NOT be voted in person at the special meeting as the trustee of the plan votes the plan shares two business days prior to the special meeting, after receiving voting instructions from the plan participants.

Revocation of Proxies

You may revoke your proxy at any time before it is exercised in any one of three ways: (i) by giving written notice to the Secretary of Covance, (ii) by submitting a subsequently dated and properly signed proxy card or (iii) by attending the special meeting and revoking the proxy. Your attendance at the special meeting will not by itself revoke your proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Covance Inc.

Attention: Secretary

210 Carnegie Center

Princeton, New Jersey 08540

Please note that if your shares are held in the name of a broker, bank, trust company or other nominee, you may change your voting instructions by submitting new voting instructions to your broker, bank, trust company or other nominee in accordance with its established procedures.

Solicitation of Proxies

Directors, present and former officers and other employees of Covance may solicit proxies by telephone, facsimile or mail, or by meetings with stockholders or their representatives. Covance will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. Covance has engaged Innisfree to solicit proxies for the special meeting for a fee not to exceed $20,000 and an additional fee of $5.50 per incoming and outgoing telephone contact and telecom charges plus the payment of certain out of pocket expenses. All expenses of solicitation of proxies will be borne by Covance.

Adjournments

The special meeting may adjourn to reconvene at the same or some other place. Under the Covance by-laws, the chairman of the special meeting has the authority to adjourn the meeting. Notice of any adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Covance may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Proposal No. 1—Adoption of the Merger Agreement

(Item 1 on the Covance proxy card)

This proxy statement/prospectus is being furnished to you as a stockholder of Covance as part of the solicitation of proxies by the Covance board for use at the special meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

The merger between Merger Sub and Covance cannot be completed without the approval of the proposal to adopt the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Covance common stock entitled to vote on the matter at the special meeting. If you do not vote, the effect will be the same as a vote “AGAINST” the proposal to adopt the merger agreement.

The Covance board, after due and careful discussion and consideration, has (i) approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement and (ii) declared that it is in the best interests of Covance and its stockholders that Covance enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement.

The Covance board accordingly unanimously recommends that Covance stockholders vote “FOR” the proposal to adopt the merger agreement.

Proposal No. 2—Advisory (Non-Binding) Vote on Compensation

(Item 2 on the Covance proxy card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that Covance provide stockholders with the opportunity to cast a non-binding, advisory vote on the compensation that would be payable to Covance’s named executive officers that is based on or otherwise relates to the proposed transactions, as disclosed in this proxy statement/prospectus, including the disclosures set forth in the section entitled “Interests of Covance’s Directors and Executive Officers in the Merger” beginning on page 124 of this proxy statement/prospectus. This vote is commonly referred to as a “golden parachute say on pay” vote. This non-binding, advisory proposal relates only to already existing contractual obligations of Covance that may result in a payment to Covance’s named executive officers in connection with, or following, the consummation of the proposed transactions and does not relate to any new compensation or other arrangements between Covance’s named executive officers and LabCorp or, following the consummation of the proposed transactions, LabCorp, Covance and their respective affiliates. Further, it does not relate to any compensation arrangement with its directors or executive officers who are not named executive officers.

As an advisory vote, this proposal is not binding upon Covance or the Covance board, and approval of this proposal is not a condition to completion of the proposed transactions. The vote on executive compensation payable in connection with the proposed transactions is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote to adopt the merger agreement and vote not to approve the advisory proposal concerning the merger-related compensation for Covance’s named executive officers. Because the vote is advisory in nature only, it will not be binding on Covance. Accordingly, to the extent that Covance is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the proposed transactions are consummated and regardless of the outcome of the advisory vote. The change of control payments are a part of Covance’s comprehensive executive compensation program and are intended to align Covance’s named executive officers’ interests with yours as stockholders by ensuring their continued retention and commitment during critical events such as the proposed transactions, which may create significant personal uncertainty for them.

The Covance board recommends a vote “FOR” the approval on an advisory (non-binding) basis of the compensation that may become payable to Covance’s named executive officers in connection with the merger, as disclosed in this proxy statement/prospectus.

THE PARTIES TO THE MERGER

Covance Inc.

210 Carnegie Center

Princeton, New Jersey 08540

(609) 452-4440

Covance, a Delaware corporation, is a leading drug development services company providing a wide range of early-stage and late-stage product development services on a worldwide basis primarily to the pharmaceutical and biotechnology industries. It also provides laboratory testing services to the chemical, agrochemical and food industries. It is one of the world’s largest and most comprehensive drug development services companies with annual revenues greater than $2 billion, operations in more than 30 countries and more than 12,500 employees worldwide. The Company is headquartered in Princeton, New Jersey.

Covance common stock is listed on NYSE under the symbol “CVD.”

For more information about Covance, please visit Covance’s Internet website at www.covance.com. Covance’s Internet website address is provided as an inactive textual reference only. The information contained on Covance’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Covance is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

LabCorp, a Delaware corporation, is one of the largest independent clinical laboratory companies in the United States. Through its national network of primary laboratories and patient service centers, along with a network of branches and STAT laboratories, its subsidiaries and affiliates provide clinical laboratory testing services to clients in both the United States and internationally, including physicians, hospitals and pharmaceutical companies, and process tests on hundreds of thousands of patient specimens daily.

LabCorp common stock is listed on NYSE under the symbol “LH.”

For more information about LabCorp, please visit LabCorp’s Internet website at www.labcorp.com. LabCorp’s Internet website address is provided as an inactive textual reference only. The information contained on LabCorp’s Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about LabCorp is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Neon Merger Sub Inc.

c/o Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

Merger Sub, a Delaware corporation and a wholly owned subsidiary of LabCorp, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Covance, with Covance surviving the merger as a wholly owned subsidiary of LabCorp.

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Covance or LabCorp. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Covance and LabCorp make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Per Share Merger Consideration

Upon completion of the merger, each share of Covance common stock issued and outstanding immediately prior to the effective time (other than certain awards of restricted stock granted to Covance employees, shares owned directly by Covance as treasury stock, shares owned directly by LabCorp or Merger Sub and shares held by Covance stockholders who have perfected and not withdrawn a demand for appraisal rights with respect to such shares in accordance with Section 262 of the DGCL) will be cancelled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, the per share merger consideration, which consists of (i) $75.76 in cash, without interest, and (ii)  0.2686 of a share of LabCorp common stock.

Background of the Merger

The Covance board, together with senior management and with the assistance of Covance’s advisors, has periodically reviewed and considered various strategic opportunities and alternatives available to Covance in light of competitive and industry developments from time to time. These reviews have focused on Covance’s business strategy in light of dynamics in the bio-pharmaceutical, healthcare and clinical research environments, as well as discussions as to whether a strategic transaction offered the best avenue to enhance stockholder value.

In that context, in the second half of 2010 and beginning of 2011, the Covance board and senior management, with the assistance of Covance’s financial and legal advisors, considered a number of potential acquisition transactions in the clinical research sector, as well as organic actions, that could help Covance increase its scale, technical scope and geographic footprint. After considering the various strategic benefits, risks and opportunities associated with a number of potential alternatives, including potential acquisition candidates and merger candidates, the Covance board concluded that, from the perspective of Covance’s stockholders, a transaction with a company we refer to in this proxy statement/prospectus as “Company A” was the most compelling and authorized management to pursue a combination with Company A.

For several months in the early part of 2011, Covance and Company A engaged in negotiations regarding a potential transaction whereby Covance would combine with Company A for a mix of cash and Covance stock. Those discussions ultimately concluded without the parties agreeing to a transaction, in particular because the parties could not agree on mutually acceptable valuation and other key transaction terms. The due diligence that was conducted during these discussions indicated that the synergies expected to be available in a combination between Covance and Company A could be substantial, although it also indicated that the integration issues in combining the two companies would be substantial, the regulatory challenges in completing the combination would be significant and the risk of customer attrition, including due to the possible loss of key employees, could also be significant.

In late 2011, another company in the clinical research sector executed an agreement to be acquired in a leveraged buy-out. As part of the “go-shop” process contemplated by that agreement, Covance analyzed a possible acquisition of that company but ultimately determined not to bid for that company.

In meetings during May and June 2012, the Covance board received an industry and strategy update and discussed the overall outlook for the industry and the company. During those discussions, which included members of senior management and an external consultant, the Covance board discussed a number of industry factors that could affect Covance in the coming years. In particular, the Covance board observed that bio-pharmaceutical research and development spending, absent an increase in drug pipeline productivity, might slow in coming years. The Covance board also discussed the possibility of participating disproportionately in bio-pharmaceutical research and development in coming years, including the possibility that clinical service companies like Covance would need to have increased scale to stay ahead of competition in the face of these market dynamics. In light of these considerations, the Covance board considered a number of possible strategies, including increasing scale through acquisitions, pursuing a sale of the company or separating the company into early and late-stage businesses. The Covance board also discussed opportunities to increase competitiveness and improve the Company’s cost position.

Following these meetings, Covance initiated discussions with LabCorp about an alliance in which Covance would acquire LabCorp’s central laboratories business and Covance and LabCorp would cooperate with respect to certain biomarker technologies for which Covance participated in the development process and LabCorp had the clinical diagnostic laboratory capabilities to commercialize. These discussions continued for several months, but the parties did not reach agreement on terms for a transaction.

In late November 2012, Mr. Joseph L. Herring, the Chairman and Chief Executive Officer of Covance, and Mr. David P. King, the Chairman and Chief Executive Officer of LabCorp, had a discussion in the context of the inability of Covance and LabCorp to reach agreement on the contemplated central laboratories acquisition and biomarker cooperation. During the discussion, Mr. King said to Mr. Herring that LabCorp was interested in pursuing a potential acquisition of Covance. Mr. Herring said that he would discuss this indication of interest with the Covance board.

On December 17-18, 2012, the Covance board held a regularly scheduled board meeting. At that meeting, the Covance board discussed the LabCorp oral indication of interest. Also in attendance for the discussion were representatives from Goldman Sachs, Covance’s financial advisor, and Cravath, Swaine & Moore LLP, Covance’s outside legal counsel, which we refer to as Cravath. Representatives of Goldman Sachs discussed with the Covance board preliminary financial information with respect to a potential combination of Covance and LabCorp.

The Covance board and senior management then discussed the indication of interest. The Covance board concluded that the LabCorp expression of interest was worth considering and that, while the Covance board was confident in Covance’s outlook and strategy, it would be worthwhile to engage in discussions if LabCorp would put something specific in writing for the Covance board to consider. The Covance board also discussed whether the change of control severance and other benefits that might be implicated in an acquisition of Covance could result in management having interests that were misaligned with those of Covance. The Covance board concluded that it was aware of any such benefits and that it did not believe those benefits would pose any conflict of interest, and that any negotiations would occur with the direction and oversight of the Covance board. The Covance board then instructed Mr. Herring to contact Mr. King and convey the response of the Covance board. Mr. Herring then contacted Mr. King and did so.

On February 8, 2013, Mr. King sent a letter to Mr. Herring expressing LabCorp’s interest in pursuing a transaction at a price of $80 per share, with the consideration consisting of 85% cash and 15% LabCorp stock. In that letter, LabCorp said that the retention of Covance senior management was of critical importance to it, and that LabCorp would contemplate employment agreements as part of any transaction. LabCorp also requested a 45-day exclusivity period. At the time, Covance stock was trading at approximately $69 per share.

On February 12, 2013, the Covance board met to discuss the LabCorp indication of interest. Members of senior management, as well as representatives of Goldman Sachs and Cravath, were present. Mr. Herring outlined the proposal, which had been communicated to the members of the Covance board upon receipt. Representatives of Goldman Sachs discussed with the Covance board updated financial information regarding the proposal and a potential combination of LabCorp and Covance. The Covance board discussed the LabCorp proposal, as well as Covance’s outlook and strategic direction. After discussion, the Covance board concluded that the LabCorp proposal undervalued Covance and that LabCorp would need to move substantially higher on price in order for Covance to engage in discussions. The Covance board instructed Mr. Herring to contact Mr. King to let him know of the Covance board’s conclusion. Mr. Herring then contacted Mr. King to apprise him of the Covance board’s response to the LabCorp proposal.

On March 1, 2013, Mr. King sent Mr. Herring a letter asking for certain nonpublic information regarding Covance in order to evaluate whether LabCorp would revise its prior proposal. On March 4, 2013, Mr. Herring responded to Mr. King declining to provide such information unless LabCorp submitted an improved proposal. Mr. Herring and Mr. King met again on March 16, 2013, during which meeting Mr. King urged Mr. Herring to provide additional nonpublic information so as to permit LabCorp to submit an improved proposal. On March 18, 2013, Mr. Herring provided Mr. King with limited additional nonpublic information. Shortly thereafter the parties terminated negotiations due to an inability to agree on price.

On December 16-17, 2013, the Covance board held a regularly scheduled meeting during which the Covance board received an industry and strategy update and discussed the overall outlook for the industry and the company. During those discussions, which included members of senior management and an external consultant (different than the external consultant present during the 2012 strategy review), the Covance board reviewed changes occurring in the healthcare industry generally, including increases in outpatient care, personalized medicine and new technologies in bio-pharmaceutical research and development. The Covance board also discussed the implications of these changes for Covance’s business, including both risks and opportunities.

In May 2014, the chief executive officer of Company A contacted Mr. Herring to suggest a meeting. Mr. Herring contacted Gary E. Costley, Ph.D., the lead independent director of the Covance board, to let him know about this invitation. After discussing it with Dr. Costley, Mr. Herring agreed to meet with the chief executive officer of Company A, which meeting occurred on May 29, 2014. At this meeting, the chief executive officer of Company A expressed an interest in a combination of Company A and Covance. No specific proposal was made by Company A at this meeting, nor were any potential terms discussed. At the conclusion of the meeting, the chief executive officer of Company A expressed an interest in having another meeting to further discuss a potential transaction.

On June 16-17, 2014, the Covance board held a regularly scheduled meeting. Members of Covance senior management also participated. At this meeting, Mr. Herring informed the Covance board of his meeting with the chief executive officer of Company A, and that Company A was interested in a potential transaction with Covance. The Covance board discussed strategic implications of a potential combination with Company A, including alternatives for Covance of potential transactions with other companies or continuing on a stand-alone basis. The Covance board also discussed the implications for Covance if Company A were to combine with another company and not Covance. The Covance board and management noted that their extensive discussion of alternatives over a number of years had consistently supported the conclusion that a combination with Company A at the right price was very likely to be the most attractive combination relative to a transaction with any other company in the clinical research sector. After discussion, the Covance board authorized Mr. Herring to have another meeting with Company A’s chief executive officer.

Also at this meeting, the Covance board received a strategic plan update. Members of senior management discussed various initiatives and steps that Covance was taking to address the market dynamics affecting the industry that had been discussed at the meeting on December 16-17, 2013, as well as potential acquisition candidates.

On June 26, 2014, Mr. Herring and the chief executive officer of Company A had another meeting to discuss a potential transaction between the two companies. At the meeting, the chief executive officer of Company A made a preliminary offer to acquire Covance for $102 per share, comprised of approximately 56% in Company A stock and the rest in cash. Mr. Herring and the chief executive officer of Company A discussed what a combination of the two companies might look like, as well as the challenges and opportunities facing their industry. At the meeting, the chief executive officer of Company A said that the offer reflected views of the Company A board of directors, and that certain members of the Company A board of directors had views on acceptable leverage levels that constrained the offer. Mr. Herring responded that he would relay the offer to the Covance board, but that he did not believe that the offer provided sufficient value relative to Covance’s stand-alone prospects. Mr. Herring also said that he believed there were significant synergies that could be derived from a combination of the two companies, and that the offer did not reflect those synergies. The chief executive officer of Company A asked Mr. Herring for a price at which Covance would agree to a transaction. Mr. Herring declined to provide a price. The chief executive officer of Company A said that he would consider the feedback provided by Mr. Herring. At the time, Covance stock was trading at approximately $85 per share.

Later that day, the Covance board held a meeting. Members of senior management, as well as a representative of Cravath, also participated. Mr. Herring provided the Covance board with an overview of his meeting with the chief executive officer of Company A, the proposal that was made to acquire Covance, and Mr. Herring’s response. The Covance board discussed the offer and concluded that $102 per share did not provide sufficient value to Covance and, in particular, noted that the potential synergies that could be created by a combination of Company A and Covance were such that Company A should be able to increase its price. Mr. Herring informed the Covance board that he had conveyed similar thoughts to the chief executive officer of Company A during the meeting, and that the chief executive officer of Company A had said he would consider the matter further. As a result, the Covance board told Mr. Herring that there was no need for him to respond to Company A any further at this time.

On July 1, 2014, the chief executive officer of Company A contacted Mr. Herring to let him know that the Company A board of directors was considering a potential revised offer. The chief executive officer of Company A subsequently asked Mr. Herring to meet on July 16, 2014. After consulting with several of the members of the Covance board, Mr. Herring agreed to the meeting.

On July 15, 2014, the chief executive officer of Company A contacted Mr. Herring to let him know that an improved offer was not forthcoming, but that he still wanted to meet with Mr. Herring to discuss potential synergies of a combination and certain matters related to the governance of the combined company. Mr. Herring informed the chief executive officer of Company A that there was no reason to meet in that case, as the Covance board had already rejected the $102 per share offer.

On July 16, 2014, the Covance board met. Members of senior management and a representative of Cravath also participated. Mr. Herring provided the Covance board with an overview of his conversations with the chief executive officer of Company A since the last board meeting. The Covance board discussed the potential combination with Company A and its strategic implications, and reviewed their reasons for previously rejecting Company A’s offer. After discussion, the Covance board confirmed the rejection of the previous offer.

In early September 2014, the chief executive officer of Company A informed Mr. Herring that he would be in New York on September 8, 2014, and asked if they could meet. After consulting with Dr. Costley, Mr. Herring agreed. During the meeting, the chief executive officer of Company A expressed continued interest in a transaction and asked if the Covance board had changed its willingness to engage, but he did not revise his prior proposal. Mr. Herring informed the chief executive officer of Company A that he believed the Covance board had not changed its position, although he would report to them about their meeting.

On September 29 and 30, 2014, the Covance board held a regularly scheduled meeting. Members of Covance senior management also participated. At this meeting, the Covance board and senior management discussed the industry and the various considerations that the Covance board and senior management had been discussing to address changing dynamics in the bio-pharmaceutical, healthcare and clinical services industries. The Covance board and senior management also discussed the various initiatives that Covance was pursuing in light of these dynamics, including initiatives relative to remaining an independent company and exploring strategic acquisitions to increase scale.

Covance senior management reported that it had identified another significant clinical services company, referred to in this proxy statement/prospectus as “Company B”, as a potential acquisition target. Senior management believed that Company B was an attractive target because it would significantly increase Covance’s scale in certain segments of the clinical services industry and would further progress the initiatives already under way. Senior management reported that it was aware that Company B was far along in an alternative transaction that would make an acquisition by Covance potentially more difficult to execute and more expensive. Accordingly, Covance senior management advised the Covance board that Covance would need to move quickly to pursue this opportunity if the Covance board was interested in an acquisition of Company B.

While outlining this potential opportunity, Covance senior management expressed its view that an acquisition of Company B was of such a size and scale that it would likely make a subsequent sale of Covance itself unlikely for the foreseeable future, particularly a combination with Company A. Mr. Herring reported on his discussion with the chief executive officer of Company A on September 8. The Covance board and senior management discussed that Covance could consider re-evaluating a sale transaction concurrently with its consideration of Company B, so that the Covance board would have all feasible alternatives when determining which course of action to pursue. The Covance board and senior management noted that Covance had engaged in discussions with Company A on several occasions in the past, that a transaction with Company A was strategically compelling and, if it could be executed, was likely to create more value for the Company’s stockholders than an acquisition of Company B. The Covance board agreed to reconvene on October 1, 2014 to further discuss these matters. At the time, Covance stock was trading at approximately $79 per share.

On October 1, 2014, the Covance board met, together with members of Covance senior management and representatives of Cravath. Covance senior management discussed that it would need to develop updated financial forecasts to be utilized in evaluating these transactions, in particular any sale transaction. Senior management noted that it had not updated Covance’s strategic plan and forecasts from December 2013, and that management would start that work in due course and present an updated financial forecast to the Covance board.

The Covance board discussed which financial advisor to retain in evaluating these alternatives. Senior management advised the Covance board that Goldman Sachs, whom Covance had utilized in prior discussions with Company A, was currently providing investment banking services to Company B on the alternative transaction that Company B was currently pursuing (not the discussions with Covance) and, accordingly, it was not feasible to have Goldman Sachs advise Covance on any transaction with Company B. The Covance board discussed whether Goldman Sachs could act as Covance’s financial advisor in connection with any discussions with Company A in a scenario where Covance was considering a transaction with Company A and a transaction with Company B at the same time (although it would pursue only one of those transactions).

The Covance board was of the view that there was a compelling reason to have Goldman Sachs advise Covance in any transaction with Company A, noting Goldman Sachs’s valuable advice in prior discussions with Company A, Goldman Sachs’s familiarity with both Covance and Company A, as well as the broader healthcare industry, and Goldman Sachs’s M&A advisory capabilities generally. The Covance board also considered that Goldman Sachs was not acting as an advisor or otherwise working with Company B on any transaction with Covance, but that the other transaction being considered by Company B would not proceed if Company B were to be acquired by Covance. The Covance board discussed that while this could raise a potential conflict of interest for Goldman Sachs, it concluded that Covance was likely to make a decision between a transaction with Company A or Company B relatively quickly and therefore this potential conflict would be eliminated in the very near term. Further the Covance board noted that strategically it preferred a transaction with Company A and would pursue a transaction with Company A over a transaction with Company B if attractive price and other terms could be agreed with Company A. Finally, the Covance board stated that it would be retaining a separate financial advisor to assist Covance in its consideration of an acquisition of Company B and, accordingly, it could have that financial advisor act as a second financial advisor on a transaction with Company A if it felt like that was necessary. After discussion, the Covance board concluded that the work that Goldman Sachs was doing for Company B was not likely to have any notable impact on the advice it would receive from Goldman Sachs, and that these considerations did not outweigh the significant benefits of maintaining Goldman Sachs as financial advisor in discussions with Company A. The Covance board also discussed that it would exclude Goldman Sachs from any meetings or portions of meetings where a transaction with Company B was to be discussed.

The Covance board then discussed potential financial advisors to assist Covance in evaluating an acquisition of Company B. After discussing a number of potential advisors and their relative strengths, knowledge of Covance and the industry and ability to provide acquisition financing, senior management recommended that Covance contact Citibank, who we refer to as Citi. The Covance board concurred with this recommendation and instructed senior management to retain Citi as financial advisor for that potential transaction.

The Covance board and senior management then discussed potential next steps in pursuing a sale transaction to Company A and an acquisition of Company B. After discussing various considerations, the Covance board instructed management to reach out to each of Company A and Company B to see if they were interested in having discussions. In discussing the best manner in which to approach Company A in light of the prior discussions between the companies, the Covance board discussed that there had been downward pressure on Covance’s stock price since Company A’s last offer to acquire Covance.

On October 2, 2014, Mr. Herring contacted the chief executive officer of Company A and informed him that Covance was considering potential alternative transactions, and that those alternatives would likely make a transaction with Company A not feasible for the foreseeable future, if at all. Mr. Herring asked the chief executive officer of Company A to let him know if Company A was still interested in a potential transaction and that, if so, it should provide Covance with an indicative value proposal. Mr. Herring said that time was of the essence since Covance was considering different alternatives, and requested that Company A respond early in the following week.

Also on that day, Dr. Nigel Brown, the Corporate Vice President, Business Development and Strategy of Covance, contacted a representative of Company B to see if they were interested in having discussions about a potential acquisition of Company B by Covance. On the following day, October 3, 2014, a representative of Citi contacted another representative of Company B with the same type of communication.

On October 4, 2014, Covance and Company A executed a confidentiality agreement for purposes of any discussions and the sharing of due diligence information. The confidentiality agreement had mutual “standstill” terms, which standstill restrictions lapsed with respect to any party that entered into a change of control transaction.

On October 8, 2014, the chief executive officer of Company A sent Mr. Herring a preliminary non-binding indication of interest for an acquisition of Covance for $95 per share. The indication of interest did not specify the form of consideration (cash or stock, or a mix), and stated that it was conditioned upon Company A conducting a due diligence review of Covance. The $95 per share price reflected in the indication of interest represented a 22% premium over Covance’s closing price on October 7, 2014. In the letter, Company A asked for a 30-day exclusivity period.

On October 8, 2014, the Covance board met, with senior management and representatives of Cravath participating. Mr. Herring provided an overview of the indication of interest submitted by Company A. At this point, Ms. Alison Cornell, the Corporate Senior Vice President, Chief Financial Officer of Covance, reviewed with the Covance board the updated set of five-year projections that she and the rest of senior management had prepared for purposes of evaluating the potential transactions. During the discussion, the Covance board provided input to Ms. Cornell and the senior management team on the forecasts. The Covance board authorized Ms. Cornell to share the updated forecasts reflecting the input of the Covance board (which are referred to in this proxy statement/prospectus as the Covance projections (see the section entitled “The Merger—Certain Covance Forecasts” beginning on page 89 of this proxy statement/prospectus) with Company A to the extent discussions continued with Company A.

Representatives from Goldman Sachs then joined the meeting and discussed with the Covance board various financial information regarding the offer from Company A. Senior management and Goldman Sachs discussed that Company A’s offer, in comparison to Company A’s prior offer, likely reflected risk adjustments for the pending expiration by its terms of an important contract between Covance and a key client, the slow-down in Covance’s clinical development services that had been discussed on Covance’s quarterly earnings call on July 30, 2014, and the fact that Covance’ stock price had fallen since the prior discussions in June and July. Senior management and Goldman Sachs discussed that senior management was scheduled to have diligence sessions with Company A to review the Covance projections and to address these items in order to seek to convince Company A to increase its price. Senior management also discussed with the Covance board that Company A was requesting commercially sensitive information as part of its due diligence; information that senior management did not believe was necessary for Company A to evaluate Covance’s outlook before conducting deeper due diligence if agreement on a price were reached, but that would be very damaging to Covance were it to be misused by Company A in competition with Covance. The Covance board concurred, citing the history of failed negotiations with Company A in expressing concern over turning over competitively sensitive information at this time, especially given the price at which Company A had made its offer.

At this time, Goldman Sachs left and representatives of Citi joined the meeting, and the Covance board discussed the potential transaction with Company B. Citi provided the Covance board with various financial information and analyses regarding Company B based on publicly available information, and Citi and senior management discussed the key areas of diligence that would have to be focused on in refining the appropriate value for Company B. Citi and senior management also discussed potential financing alternatives for a potential acquisition. Citi then left the meeting.

The Covance board and senior management then discussed both transactions. In this discussion, it was acknowledged that Company B could be a strong strategic fit, although concerns were also expressed over the price that Company B might expect. The Covance board reviewed the fact that its previous considerations of alternatives had shown that a combination with Company A represented the most strategically compelling sale transaction for Covance and the Covance stockholders. The Covance board also discussed with senior management a stand-alone strategy if neither transaction were successful, including returning capital to stockholders through stock repurchases. In light of the Covance board’s view that a transaction with Company A was likely to be the most financially attractive alternative available to Covance, the likely interest of Company A in a transaction at this time and concerns on the part of the Covance board about the capacity of senior management to be able to handle simultaneously both a sale transaction and the possible acquisition of Company B and the related financing transactions, the Covance board determined not to approach other potential acquirors of Covance at that time, pending a response from Company A. The Covance board instructed management to continue pursuing both alternatives, being mindful of the capacity of senior management to manage both projects concurrently. The Covance board also instructed Mr. Herring to communicate to Company A that it believed that Covance was worth more than $95 per share, and that Covance expected Company A to be able to improve its offer upon receiving the Covance projections and following a meeting with Covance senior management to address some of Company A’s diligence concerns.

On October 9, 2014, Covance sent the Covance projections to Company A, and Covance senior management spoke with representatives of Company A to review and answer questions regarding the Covance projections. On October 9, 2014, Covance sent a preliminary indication of interest to Company B for a potential acquisition of Company B by Covance.

Also, on October 9, 2014, Mr. King of LabCorp contacted Mr. Herring to suggest a meeting on October 21, 2014. Mr. Herring consulted with Dr. Costley to discuss how he should respond. Mr. King had contacted Mr. Herring in the recent past about meeting, but their schedules had not made a meeting feasible. Dr. Costley told Mr. Herring that, in light of Covance’s consideration of various alternatives, it made sense for Mr. Herring to try to get in touch with Mr. King. Mr. Herring responded to Mr. King on October 10, 2014, asking if there was something specific Mr. King wished to discuss.

On October 12, 2014, representatives of Covance senior management met with representatives of Company A senior management. During that meeting, Covance and Company A senior management discussed certain of the diligence items raised by Company A. The parties also discussed the potential synergies that could arise in connection with a potential combination.

On October 13, 2014, the chief executive officer of Company A sent a letter to Mr. Herring with another preliminary non-binding offer. The offer did not increase the indicative price from $95 per share, nor did it include any allocation of the consideration between Company A stock and cash. The letter again requested a 30-day exclusivity period.

On October 13, 2014, a representative of Company B contacted representatives of Citi to respond to Covance’s indication of interest. The representative said that Company B would not engage in discussions with Covance unless Covance increased its offer and provided a price below which it said Company B would not engage in a sale transaction. The floor price provided was approximately 15% above Covance’s indication of interest. The representative of Company B also said that Company B would only engage in discussions if Covance agreed to exclusivity that would prevent it from engaging in any other strategic transaction in lieu of a transaction with Company B. The representative of Company B said that Company B was not willing to suspend its pursuit of the transaction that it was currently considering and that Covance would need to complete negotiation of any transaction with Company B by November 3, 2014 in order to dissuade Company B from completing that other transaction.

Later that day, the Covance board met to review the discussions with Company A and Company B. Representatives of senior management and Cravath also participated. Representatives of Goldman Sachs participated in the discussions concerning Company A. Mr. Herring provided an overview of the offer received from Company A that day, noting that Company A had not increased its price despite having received the Covance projections and having had due diligence reviews with Covance senior management on October 9 and 12, 2014. Goldman Sachs discussed with the Covance board financial information regarding the proposal from Company A. Company A had not indicated a particular mix of stock and cash in its offer, so the Goldman Sachs analyses assumed a 50/50 allocation between stock and cash. Based on that assumption, the Covance board and management discussed the pro forma impact on Company A of the combination, the impact on Company A’s debt levels, the participation by Covance stockholders in the expected synergies and other risks created by such a large component of consideration being in the form of Company A stock. The Covance board discussed various alternatives as to how to respond to Company A.

After excusing Goldman Sachs, Mr. Herring provided an update on the discussions with Company B. Mr. Herring said that he and the rest of the senior management team had discussed Company B’s floor price with Citi, and that Citi viewed that price as very high. Mr. Herring also reviewed Company B’s request for exclusivity, noting that exclusivity would prevent Covance from pursuing a sale transaction but not prevent Company B from engaging in its planned transaction that would make an acquisition by Covance more difficult to execute and likely more expensive. The Covance board agreed with senior management’s recommendation to maintain its existing price indication for an acquisition of Company B, and also to reject Company B’s request for exclusivity. The Covance board acknowledged that this could cause Company B to disengage from discussions.

Particularly in light of the price Company B was asking, the Covance board believed that a combination with Company A was more compelling from a value perspective. The Covance board also discussed that the equity component of Company A’s offer would enable Covance stockholders to participate in the benefit of substantial potential synergies from a combination of Covance and Company A, although it would also expose the Covance stockholders to risks associated with Company A’s business. After discussion, the Covance board authorized senior management to counter-offer to Company A at a price of $99-$100 per share, but to reject any request for exclusivity in order to keep other options open. The Covance board also discussed Company A’s request for competitively sensitive information as part of its diligence review. The Covance board discussed that it remained uncomfortable providing Company A with access to that information in light of the disagreement with Company A on price, the history of failed negotiations with Company A, and the possibility that the parties would not be able to reach agreement on a transaction. At the time, Covance stock was trading at approximately $77 per share.

During the meeting, Mr. Herring also notified the Covance board that Mr. King had reached out to him on October 9, 2014 and that Mr. Herring had responded on October 10, 2014 to ask Mr. King what he wished to discuss. However, Mr. Herring explained that he and Mr. King had not yet had an opportunity to speak. Mr. Herring reminded the Covance board of the prior discussions with LabCorp. The Covance board authorized Mr. Herring to respond to Mr. King either directly or via a representative from Goldman Sachs to determine the nature of his interest in a meeting.

On October 14, 2014, a representative of Goldman Sachs spoke with Mr. King. The representative informed Mr. King that Covance was considering different strategic alternatives and that, if LabCorp were interested in a strategic combination with Covance, it should act promptly or the opportunity would likely be foreclosed. Mr. King expressed interest in such a combination. Mr. King also stated he would consult the LabCorp board and respond quickly. After being updated on this conversation with Mr. King, Mr. Herring consulted with Dr. Costley and John McCartney, another Covance director, who agreed Covance should be willing to enter a confidentiality agreement with LabCorp and provide the Covance projections to LabCorp.

On October 14, 2014, Mr. Herring contacted the chief executive officer of Company A by telephone and provided a counter-offer of $99 per share, comprised of 50% cash and 50% Company A stock, with no exclusivity period during negotiations. The chief executive officer of Company A told Mr. Herring the Company A board of directors would consider this response.

On October 15, 2014, the chief executive officer of Company A contacted Mr. Herring by telephone and declined to counter or otherwise reply to Mr. Herring’s proposal. The chief executive officer stated that Company A would only consider raising its offer after conducting more detailed due diligence that would include information Covance considered highly competitively sensitive.

On October 15, 2014, Mr. Herring and Mr. King spoke by telephone. Mr. King expressed his interest in a potential combination of LabCorp and Covance. Mr. Herring reinforced to Mr. King that Covance was in the process of considering a number of alternatives, and that if LabCorp was interested in pursuing a transaction with Covance, it would have to move quickly.

On October 16, 2014, the Covance board held a meeting. Members of senior management, as well as representatives of Goldman Sachs, also participated. Mr. Herring updated the Covance board on the current status of strategic discussions relating to Covance, particularly discussions with LabCorp, Company A and Company B. On the same day, LabCorp and Covance executed a confidentiality agreement. The confidentiality agreement had mutual “standstill” terms, which standstill restrictions lapsed with respect to any party that entered into a change of control transaction. Later that day, Covance provided LabCorp with the Covance projections, and Covance senior management spoke with representatives of LabCorp to review and answer questions regarding the Covance projections.

On October 20, 2014, Mr. King sent a letter to Mr. Herring with a preliminary non-binding indication of interest to acquire Covance for $95 to $105 per share, with the consideration consisting of approximately 75% cash and 25% LabCorp stock. The indication of interest requested a 20-day exclusivity period. The LabCorp indication of interest stated that it wanted to address the retention of key members of management should a transaction proceed.

Later that day, the Covance board held a meeting, which included members of senior management and representatives of Goldman Sachs and Cravath. Mr. Herring provided the Covance board with an update regarding his discussions with Company A, including that Company A was not willing to increase its indicative price without access to additional and competitively sensitive due diligence information. The Covance board discussed that Covance had engaged in discussions with Company A on and off over the years, and that the parties had never been successful in completing a transaction. The Covance board discussed that there were significant synergies in a transaction with Company A, making the equity component of Company A’s proposal potentially attractive, but also that Company A’s reluctance to increase price indicated that it was not willing to share those synergies with Covance’s stockholders to a sufficient degree.

The Covance board then discussed the indication of interest provided by LabCorp. Mr. Herring outlined the indication of interest, and noted that LabCorp seemed enthusiastic about a transaction. Goldman Sachs discussed financial information regarding the LabCorp proposal. The Covance board discussed the high cash component of the transaction, which provided value certainty. The Covance board also discussed with Goldman Sachs the liquid market for LabCorp stock, which would allow Covance stockholders to either keep or trade the stock portion of the consideration. After discussion, the Covance board directed Mr. Herring to ask LabCorp to tighten its indicative range, and to communicate that Covance was expecting a price near the top end of that range. Based on this discussion, the Covance board also agreed that it did not make sense to continue to actively engage with Company A at this time.

The Covance directors then met in executive session with Cravath, but without Mr. Herring or the rest of the management team and without Goldman Sachs present. The independent directors discussed with Cravath the request by LabCorp to enter into some form of retention arrangement with key executives of Covance. After discussion, the directors concluded that no discussions between any Covance executive and LabCorp regarding any roles, retention or other arrangements would be permitted until authorized by the Covance board. Dr. Costley contacted Mr. Herring after the meeting to inform him of this directive.

After the Covance board meeting on October 20, 2014, Mr. Herring and Mr. King held a discussion regarding the potential transaction. Mr. Herring told Mr. King that LabCorp would have to tighten its indicative price range and that Covance was expecting a price near the top of that range.

On October 22, Mr. Herring and Mr. King held another discussion regarding the potential transaction, and Mr. King provided a specific proposal of $102.50 per share.

On October 23, 2014, the Covance board met, together with members of senior management and representatives of Goldman Sachs and Cravath. Mr. Herring updated the Covance board on his discussion with Mr. King and the revised offer of $102.50 per share. The Covance board discussed that LabCorp seemed enthusiastic about a transaction, as opposed to Company A, which was unwilling to increase its price from $95 per share. The Covance board noted the significant gap between Company A and LabCorp on price, although the Covance board also noted the greater opportunity for synergies with a combination with Company A. The Covance board also noted the more certain value offered by the LabCorp proposal, the expected reduced regulatory risk with the LabCorp proposal and the low risk of customer attrition in a transaction with LabCorp.

The Covance board focused on how to continue to negotiate for a higher price from LabCorp while not having LabCorp disengage from discussions. The Covance board gave guidance to Mr. Herring on negotiating parameters in light of these considerations. The Covance board discussed with Goldman Sachs how an increase in price may affect the cash/stock mix offered by LabCorp in light of LabCorp’s stated intention of maintaining its investment grade rating. Goldman Sachs reviewed possible adjustments to the mix in the context of a price increase, including the likelihood that LabCorp would need to increase the stock component in that scenario. The Covance board concluded that a slight increase in the stock component would be acceptable in the face of a price increase, noting the liquid market for LabCorp stock. The Covance board discussed LabCorp’s request for exclusivity, and concluded that it was not willing to agree to exclusivity at this time. Finally, the Covance board agreed not to re-engage with Company A at this time, noting that Company A was aware of Covance’s timing considerations and had not taken any action to get back in touch with Mr. Herring to continue discussions, that Company A continued to seek access to information that was highly sensitive given the substantial competitive overlap between Company A and Covance and that the potential of a transaction with Company A was outweighed by the risk of losing a potential transaction with LabCorp.

On October 23, 2014, Mr. Herring and Mr. King had a discussion. During that conversation, Mr. Herring told Mr. King that the Covance board would support a transaction at a price of $104.50. Mr. King said that LabCorp was focused on maintaining its investment grade rating, and any increase in price may require an adjustment to the cash/stock mix.

On October 24, 2014, Mr. King contacted Mr. Herring and said that LabCorp was willing to proceed at a price of $104.50, with approximately 72.5% in cash and 27.5% in stock.

On October 24, 2014, Covance provided LabCorp with access to its data room and on October 28, 2014, LabCorp provided Covance with access to its data room. Both LabCorp and Covance conducted due diligence through November 2, 2014.

On October 25, 2014, Cravath sent a draft merger agreement to Sullivan & Cromwell LLP, LabCorp’s outside legal counsel, which we refer to as Sullivan & Cromwell.

On October 26, 2014, the Covance board met, together with members of senior management and representatives of Goldman Sachs and Cravath. Mr. Herring reviewed the revised offer from LabCorp. The representatives of Goldman Sachs discussed with the board financial information regarding the revised proposal. The Covance board concluded that $104.50 was an attractive price, especially when balanced against Covance’s medium-term performance outlook and longer-term market risks. In particular, the Covance board was of the view that $104.50 provided value for stockholders now, and that while Covance stock might be able to achieve that price at some point in the future, there was risk associated with that possibility in light of the industry dynamics and outlook previously considered by the Covance board.

The Covance board discussed whether it should contact Company A to provide it with another opportunity to bid for Covance. The Covance board noted that, assuming a 50/50 cash/stock transaction with Company A, in light of the significant synergies that might be achievable through a combination of Company A and Covance, the potential upside in the stock component of that transaction could warrant a combination with Company A at a notional price that was potentially lower than $104.50 per share. However, the Covance board also noted that there was risk in taking that much stock from Company A relative to more cash from LabCorp, and that any potential upside in any stock component from Company A, although possibly significant, was uncertain. The Covance board further discussed that Company A had not shown any willingness to increase its price from $95 per share. The Covance board discussed that Company A was well aware that Covance was pursuing other alternatives that would make a transaction with Company A not viable, but that Company A had not reached out to Mr. Herring to continue discussions. The Covance board also noted that Company A and Covance had been in discussions in the past without reaching an agreement, and there were doubts that Company A would ever come to terms with Covance on a transaction at an acceptable price. The Covance board also noted that the higher degree of competitive overlap with Company A meant that the sensitive due diligence Company A had consistently sought if discussions proceeded would present a business risk to Covance if a transaction was not consummated. In addition, because of the same overlap, a combination with Company A would present higher regulatory approval risk than a combination with LabCorp and any remedies sought by regulatory authorities as a condition to their approval of the transaction might adversely affect the realization of synergies. The overlap also presented an increased risk of customer attrition, and the possible loss of key employees, relative to a combination with LabCorp. The Covance board also noted that there was risk in delaying finalizing an agreement with LabCorp. The Covance board also discussed with Cravath that the terms of any merger agreement with LabCorp would allow the Covance board to respond to unsolicited bids that were made, including by Company A, after execution of the merger agreement. Cravath discussed the likely parameters of how those terms would be finalized through negotiation. After discussion, and taking into account these considerations, the Covance board determined that it would try to finalize a transaction with LabCorp and not reach out to Company A.

The Covance board also reviewed with senior management and Goldman Sachs other potential parties that might be contacted to see if they were interested in a potential transaction. After reviewing each of the parties identified, there was consensus that none of those parties were likely to be interested in pursuing a transaction with Covance. In light of this view and the focus of the Covance board of not losing the transaction with LabCorp, the Covance board instructed senior management and the advisors to negotiate with LabCorp to try to sign a merger agreement.

At this point, Cravath and James Lovett, the Corporate Senior Vice President, General Counsel of Covance, reviewed with the Covance board the key terms of the merger agreement that had been sent to LabCorp’s counsel the prior day, and received guidance from the Covance board on how to negotiate those terms.

The independent members of the Covance board then met without Mr. Herring or the other members of senior management or Goldman Sachs present. The independent directors discussed LabCorp’s desire to begin discussions regarding employment or retention arrangements for key members of the Covance management team, including Mr. Herring. The independent directors concluded that, in light of the fact that Covance and LabCorp were in agreement on price, and that the remaining transaction terms were likely to be negotiated by Cravath and Mr. Lovett, they were comfortable with LabCorp commencing those discussions.

Following this meeting, representatives of Cravath and Sullivan & Cromwell had various conversations to negotiate the terms of the merger agreement, and representatives of Goldman Sachs, Lazard Frères & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the latter two each a financial advisor to LabCorp and to which we refer as Lazard and BofA Merrill Lynch, respectively), engaged in discussions and negotiations regarding the manner in which the exchange ratio for the stock component of the merger consideration would be calculated.

On October 30, 2014, the Covance board met to receive an update on the discussions and negotiations with LabCorp. Members of senior management and representatives of Goldman Sachs and Covance were also present. Mr. Lovett provided an update on the due diligence effort that each party was conducting on the other for the transaction. As part of that discussion, senior management noted that LabCorp had not delivered a set of financial forecasts to Covance in due diligence, and Ms. Cornell provided an update on Covance’s efforts to develop a set of financial forecasts for LabCorp based on research analyst reports, industry information, due diligence information provided by LabCorp and publicly available information. Mr. Lovett also provided an update on the merger agreement negotiations, noting that the key items that remained open were the manner in which the exchange ratio for the stock component of the consideration would be determined, the level of efforts each party had to use in order to obtain regulatory approvals for the transaction, the size of the break-up fee payable by Covance in order to terminate the merger agreement to take a superior proposal and the match rights to be provided to LabCorp in that scenario and the size of the expense reimbursement payable to LabCorp if the Covance stockholders did not approve the transaction or LabCorp terminated the agreement due to a Covance breach of the merger agreement.

On October 30 and 31, 2014, LabCorp and Covance and their advisors continued to negotiate and discuss the remaining open items in the merger agreement. By the end of the day on October 31, the parties and their advisors were still significantly apart on three key points in the merger agreement—the valuation of the LabCorp stock for purposes of the stock portion of the consideration, the level of regulatory efforts and the terms of the “deal protection” provisions.

On October 31, 2014, LabCorp sent to Mr. Herring proposed terms for an employment agreement. Mr. Herring shared those terms with Dr. Costley, who also shared those terms with Dr. Bradley Sheares, chair of the compensation and organization committee of the Covance board. In light of the fact that key open issues remained in the merger agreement discussions with LabCorp and that Mr. Herring would likely be required to negotiate those directly with Mr. King, Mr. Herring informed Mr. King on November 1, 2014 that he was suspending any discussions with LabCorp over any employment terms until negotiations on the key open points in the merger agreement were complete.

On November 1, 2014, Mr. Herring and Mr. King engaged in discussions regarding the key open points in the merger agreement. Representatives of Goldman Sachs and Cravath also had discussions with representatives of Lazard, BofA Merrill Lynch and Sullivan & Cromwell on the open issues.

In the morning of November 2, 2014, Mr. Herring sent to Mr. King a letter outlining a proposal to finalize the open terms in the merger agreement. The letter proposed (1) establishing the exchange ratio of 0.2686 LabCorp shares for each Covance share, (2) a regulatory break-up fee payable by LabCorp under certain circumstances of 5% of the equity value of the transaction, (3) a break-up fee payable by Covance in order to terminate the agreement to take a superior proposal of 3% of equity value, (4) LabCorp match rights of five business days, with two business days for subsequent matches and (5) an expense reimbursement to LabCorp of 50% of LabCorp’s expenses (up to $40 million) if the merger agreement was terminated due to Covance stockholders not approving the transaction or due to a Covance breach of the agreement.

Later that morning, Mr. King sent a letter to Mr. Herring outlining a counter-proposal of (1) an exchange ratio of 0.2629, (2) agreeing to the 5% regulatory break-up fee, (3) a break-up fee payable by Covance of 3.25%, (4) agreeing to the match right periods and (5) requesting a $50 million expense reimbursement, with Covance responsible for 100% (as opposed to 50%) of expenses up to that cap. Mr. Herring told Mr. King that he was not responding to that proposal and that Mr. King should present Mr. Herring’s original proposal to the LabCorp board, which was scheduled to meet that morning.

Later that morning, after the LabCorp board met, Mr. King informed Mr. Herring that the LabCorp board was in support of Mr. King’s counter-proposal to Mr. Herring.

Later that day, the compensation and organization committee of the Covance board met. All of the directors of the Covance board were also present by invitation, as well as members of Covance senior management and representatives of Cravath. Representatives of Cravath explained that Mr. Herring had suspended discussions on his employment arrangement with LabCorp several days prior due to the fact that key terms of the merger agreement were still being negotiated. Representatives of Cravath provided an overview of the employee benefit related provisions of the merger agreement, as well as the effect of the transaction on Covance’s employee benefit plans and arrangements. The Compensation and Organization Committee of the Covance board recommended approval of these terms to the Covance board.

The Covance board then convened a meeting, with members of senior management and Cravath still present. Dr. Brown and Cravath provided an overview of the proposed terms of the engagement letter with Goldman Sachs. The Covance board approved the terms of the engagement letter, and authorized Mr. Herring to execute the engagement letter. Goldman Sachs then joined the meeting.

Representatives of Cravath reviewed with the Covance board the terms of the merger agreement that had been negotiated with LabCorp and its counsel, as well as reviewed the key open items that remained in the negotiations. Cravath and Mr. Lovett reviewed the proposal and counter-proposal made by Covance and LabCorp to resolve the open items, and the Covance board provided guidance to senior management and Cravath on how to resolve those open points.

The representatives of Goldman Sachs reviewed various financial analyses related to the proposed transaction.

The Covance board directed Covance’s senior management and advisors to try to finalize the terms of the merger agreement in line with the parameters provided by the Covance board. The Covance board told Mr. Herring that only upon those terms being finalized would he be permitted to resume negotiations regarding his employment agreement with LabCorp.

During the remainder of the day, LabCorp and Covance and their management teams and advisors negotiated the final terms of the merger agreement. Those negotiations resulted in an exchange ratio of 0.2686, a break-up fee payable by Covance to terminate the agreement to take a superior proposal of 3.25% and an expense reimbursement of $50 million if Covance were to breach the merger agreement, but only $30 million if Covance’s stockholders did not approve the merger agreement. Upon resolution of these terms, Mr. Herring was authorized to resume negotiations of his employment agreement with LabCorp. However, LabCorp and Mr. Herring did not agree to the terms of any employment contract prior to the execution of the merger agreement with Covance.

At the end of the day on November 2, 2014, the Covance board met, together with senior management and representatives of Goldman Sachs and Cravath. Representatives of Cravath provided an overview of the final terms of the merger agreement based upon the negotiations during the day. Goldman Sachs reviewed with the Covance board its financial analysis of the merger consideration provided for in the merger agreement and rendered to the Covance board an oral opinion, subsequently confirmed by delivery of a written opinion dated November 2, 2014, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the per share merger consideration consisting of $75.76 in cash without interest and 0.2686 shares of LabCorp common stock to be paid to holders (other than LabCorp and its affiliates) of Covance common stock pursuant to the merger agreement was fair from a financial point of view to such holders. Mr. Herring then reviewed with the Covance board the status of negotiations of his employment agreement with LabCorp following the closing of the merger, in particular, that no agreement had been reached but that Mr. Herring was supportive of statements in the press roll-out that he would be the head of LabCorp’s “Covance division” following the merger.

The Covance board then determined, by unanimous vote, for the reasons detailed in “The Merger—Recommendation of the Covance Board; Covance’s Reasons for the Merger” beginning on page 78 of this proxy statement/prospectus, that the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Covance and its stockholders, approved the merger agreement and recommended that the stockholders of Covance vote in favor of adopting the merger agreement.

Later on November 2, 2014, Covance and LabCorp executed the merger agreement, and the parties issued a joint press release on the morning of November 3, 2014 announcing the execution of the merger agreement.

Recommendation of the Covance Board; Covance’s Reasons for the Merger

The Covance board, at a special meeting held on November 2, 2014, unanimously:

•	approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement;

•	declared that it is in the best interests of Covance and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement;

•	directed that the merger agreement be submitted to a vote at a meeting of the Covance stockholders; and

•	recommended that the Covance stockholders vote to adopt the merger agreement.

Accordingly, the Covance board unanimously recommends that the Covance stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve, by non-binding, advisory vote, the proposal concerning merger-related compensation arrangements for Covance’s named executive officers.

In evaluating the merger, the Covance board consulted with and received the advice of Covance’s outside legal and financial advisors, held discussions with Covance senior management and considered a number of factors that it believed supported its decision to enter into the merger agreement and consummate the merger. These discussions included executive sessions with outside legal advisors without management and financial advisors present. These factors included, but were not limited to, the following:

•	the per share merger consideration of $75.76 in cash and 0.2686 LabCorp shares valued at $105.12 per share of Covance common stock as of the date of the merger agreement, representing a 32% premium to Covance’s closing stock price of $79.90 on October 31, 2014 (the last trading day prior to the Covance board’s approval of the merger agreement);

•	the per share merger consideration representing a valuation of Covance at a multiple of approximately 13.2 times Covance’s EBITDA for the period from October 1, 2013 through September 30, 2014 (as defined in the section entitled “The Merger—Certain Covance Forecasts” beginning on page 89 of this proxy statement/prospectus);

•	the Covance board’s view that $104.50 provided value for stockholders now, and that while Covance stock might be able to achieve that price at some point in the future, there was risk associated with that possibility in light of the industry dynamics and outlook previously considered by the Covance board;

•	the financial analyses presented to the Covance board by Goldman Sachs as well as the opinion of Goldman Sachs, dated November 2, 2014, to the Covance board to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth therein, the per share merger consideration of $75.76 in cash, without interest, and 0.2686 shares of LabCorp common stock to be paid to the holders (other than LabCorp and its affiliates) of Covance common stock pursuant to the merger agreement was fair from a financial point of view to those holders. See the section entitled “The Merger—Opinion of Covance’s Financial Advisor” beginning on page 82 of this proxy statement/prospectus. The full text of the written opinion of Goldman Sachs is attached as Annex B to this proxy statement/prospectus;

•	the relationships between Goldman Sachs and each of Covance and LabCorp;

•	the Covance board’s views and opinions on the challenges and opportunities facing the bio-pharmaceutical, healthcare and clinical services industries and market competition;

•	the Covance board’s understanding of the business operations, financial conditions, earnings and prospects of Covance, including the prospects of Covance on a stand-alone basis;

•	Covance’s review of LabCorp’s business operations, financial condition, earnings and prospects;

•	the Covance board’s views as to the potential impact of the merger on Covance’s business and its customer relationships, employees and other business partners, and the prospects of a combination of Covance with LabCorp;

•

prior to authorizing Covance’s entry into the merger agreement, the Covance board’s consideration of several strategic alternatives with the assistance of its outside legal and financial advisors and of Covance senior management, including other potential sale and acquisition transactions and operating on a stand-alone basis, the financial value of each which was evaluated based on the projections provided by Covance senior management, and that such other strategic alternatives were determined to be less favorable to Covance’s stockholders than the merger with LabCorp given that they were subject to longer-term risks and offered less certain value for Covance stockholders now, and may not be executable at all;

•	the fact that Company A, the other company with whom Covance had engaged in discussions regarding a potential sale transaction, was not willing to increase its offer price from $95 per share despite being aware that Covance was going to pursue another strategic alternative imminently, the potentially higher regulatory risk to consummating a transaction with Company A, and also the potential risk of customer attrition, and the possible loss of key employees, even if such a transaction could be mutually agreed upon acceptable terms;

•	the anticipated market capitalization, liquidity and capital structure of the combined company;

•	the fact that the per share merger consideration to be paid to Covance stockholders consisted of a high cash component, which provided certainty of value, and that the liquid market for LabCorp common stock would allow Covance stockholders to either keep or trade the stock portion of the per share merger consideration;

•	the likelihood that the merger would be consummated based on, among other things:

•	the fact that LabCorp had obtained committed debt financing, the limited number and nature of the conditions to the debt, the reputation of the financing sources and the obligation of LabCorp to use its reasonable best efforts to obtain the debt financing, each of which, in the reasonable judgment of the Covance board, increased the likelihood of such financing being consummated;

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of consummating the merger in light of the scope of the conditions to closing;

•	that Covance is entitled to specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement;

•	other terms of the merger agreement, including:

•	the covenants contained in the merger agreement obligating each of the parties to use reasonable best efforts to take all actions necessary to cause the closing conditions in the merger agreement to be satisfied as promptly as practicable, except that neither LabCorp nor any of its affiliates is required to agree to limitations on their right to control or operate LabCorp’s business or assets (including the business and assets of Covance and its subsidiaries after the consummation of the merger) or to exercise full ownership rights of such businesses, or agree or be required to sell or otherwise dispose of, hold or divest itself of all or any portion of such business or assets;

•	Covance’s ability, at any time prior to (but not after) obtaining the Covance stockholder approval, to consider and respond to an unsolicited written takeover proposal, to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a takeover proposal, if the Covance board, prior to taking any such actions, determines in good faith and after consultation with its outside legal and financial advisors that such takeover proposal either constitutes a superior proposal or could reasonably be expected to result in a superior proposal and that failure to take such action would be inconsistent with the Covance board’s fiduciary duties to the Covance stockholders;

•	the Covance board’s ability, under certain circumstances, to withhold, modify or qualify, the Covance board recommendation to Covance stockholders that they vote in favor of the adoption of the merger agreement or recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, a takeover proposal;

•	Covance’s ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, provided that Covance complies with its obligations relating to the entering into of any such agreement and concurrently with the termination of the merger agreement pays to LabCorp a termination fee of $200 million, in connection with an agreement for a superior proposal; and

•	the availability of appraisal rights under the DGCL to Covance stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of Covance common stock as determined by the Delaware Court of Chancery;

•	the fact that resolutions approving the merger were unanimously approved by the Covance board, which is comprised of all independent directors (other than Mr. Herring) who are not affiliated with LabCorp and are not employees of Covance or any of its subsidiaries;

•	that Covance would be able to broaden its customer relationships and diversify its portfolio following the merger;

•	the fact that the merger is not conditioned upon any member of Covance senior management entering into any employment or other agreement or arrangement with LabCorp, and that no such agreement or arrangement existed as of the date of the merger agreement; and

•	the risk that continuing to pursue other potential alternatives could have resulted in the loss of an opportunity to consummate a transaction with LabCorp.

In the course of its deliberations, the Covance board also considered a variety of risks and other countervailing factors related to entering into the merger agreement, the merger and all other transaction contemplated thereby, including but not limited to:

•	the fact that the merger may be delayed or not occur at all, due to a failure of certain conditions, including regulatory approval of the transaction;

•	the possibility that regulatory approvals required in connection with the merger, including the risk that regulatory clearances may not be obtained, and the risk that the $305 million termination fee to which Covance may be entitled in such circumstances may not be sufficient to compensate Covance for the harm it would suffer as a result;

•	the risks and costs to Covance if the merger is delayed or does not occur at all, including the potential negative impact on Covance’s ability to retain key employees, the diversion of Covance management and employee attention and the potential disruptive effects on Covance’s day-to-day operations and Covance’s relationships with third parties;

•	the restrictions on the conduct of Covance’s business prior to the consummation of the merger, which may delay or prevent Covance from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Covance pending consummation of the merger;

•	the potential risks associated with achieving anticipated synergies and successfully integrating Covance’s business, operations and workforce with those of LabCorp;

•	the risk of incurring substantial expenses related to the merger, including in connection with any litigation resulting from the announcement or pendency of the merger;

•

the possibility that, if the merger is not consummated, under certain circumstances, Covance may be required to pay up to $30 million or $50 million in LabCorp’s expenses or a termination fee of $200 million, as more fully described in the section entitled “The Merger Agreement—Expenses” beginning on page 122 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fees and Expenses” beginning on page 120 of this proxy statement/prospectus, which could discourage other third parties from making an alternative takeover proposal with respect to Covance, but which the Covance board believes would not be a meaningful deterrent;

•	the fact that the transaction would be taxable to Covance’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the other potential risks described in the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus.

In addition, the Covance board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Covance stockholders generally, including the treatment of Covance stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of Covance’s Directors and Executive Officers in the Merger” beginning on page 124 of this proxy statement/prospectus and LabCorp’s agreement to indemnify Covance directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the Covance board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Covance board considered. The Covance board collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Covance board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Covance board considered in connection with its evaluation of the merger, the Covance board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Covance board. Rather, in considering the various factors, individual members of the Covance board considered all of these factors as a whole and concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement, declare its advisability and recommend that the Covance stockholders vote to adopt the merger agreement. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of Covance’s Financial Advisor

On November 2, 2014, at a meeting of the Covance board, Goldman Sachs rendered its oral opinion to the Covance board, subsequently confirmed in writing, to the effect that, as of November 2, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the per share merger consideration of $75.76 in cash, without interest, and 0.2686 shares of LabCorp common stock to be paid to the holders (other than LabCorp and its affiliates) of Covance common stock pursuant to the merger agreement was fair from a financial point of view to those holders.

The full text of the written opinion of Goldman Sachs, dated November 2, 2014, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Covance board in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to how any holder of Covance common stock should vote with respect to the proposed transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Covance and LabCorp for the five fiscal years ended December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Covance and LabCorp;

•	certain other communications from Covance and LabCorp to their respective stockholders;

•	certain publicly available research analyst reports for Covance and LabCorp;

•	certain internal financial analyses and forecasts for Covance and certain financial analyses and forecasts for LabCorp, in each case, prepared by management of Covance and approved for Goldman Sachs’ use by Covance, which we refer to as the Covance management forecasts, and

•	certain operating synergies projected by the managements of the Company and LabCorp to result from the proposed transaction, as approved for Goldman Sachs’ use by Covance, which we refer to as the synergies.

Goldman Sachs also held discussions with members of the senior managements of Covance and LabCorp regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed transaction and the past and current business operations, financial condition and future prospects of LabCorp and with members of the senior management of Covance regarding their assessment of the past and current business operations, financial condition and future prospects of Covance; reviewed the reported price and trading activity for shares of Covance common stock and shares of LabCorp common stock; compared certain financial and stock market information for Covance and LabCorp with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the contract research organization industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Covance, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of Covance, that the Covance management forecasts and the synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Covance management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Covance or LabCorp or any of their respective subsidiaries and Goldman Sachs had not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction would be obtained without any adverse effect on Covance or LabCorp or on the expected benefits of the proposed transaction in any way meaningful to its analysis. Goldman Sachs assumed that the proposed transaction would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Covance to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to Covance; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than LabCorp and its affiliates) of shares of Covance common stock, as of the date of its opinion, of the aggregate consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the proposed transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed transaction, including, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Covance; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Covance, or class of such persons, in connection with the proposed transaction, whether relative to the aggregate consideration to be paid to the holders (other than LabCorp and its affiliates) of shares of Covance common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of LabCorp common stock will trade at any time or as to the impact of the proposed transaction on the solvency or viability of Covance or LabCorp or the ability of Covance or LabCorp to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Covance board on November 2, 2014 in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 31, 2014 and is not necessarily indicative of current market conditions.

Implied Transaction Premia and Multiples Analysis

Based on the closing price of $109.29 per share of LabCorp common stock on October 31, 2014, the last trading day prior to November 2, 2014, the date on which Goldman Sachs rendered its opinion to the Covance board, Goldman Sachs calculated that the per share merger consideration of $75.76 in cash plus 0.2686 shares of LabCorp common stock reflected an implied value of $105.12 per share of Covance common stock. By multiplying this implied value per share by the total number of fully diluted outstanding shares of Covance common stock as of October 31, 2014, as provided by Covance management, Goldman Sachs derived an implied equity value of Covance of approximately $6.081 billion. Goldman Sachs then subtracted from this implied equity value Covance’s cash amount as of September 30, 2014, of approximately $705 million and added to the result Covance’s total debt amount of approximately $250 million as of September 30, 2014, and derived an implied enterprise value of Covance of approximately $5.627 billion.

Using the results of the calculations described above and estimates of Covance’s financial results for 2014 through 2016 set forth in the Covance management forecasts, Goldman Sachs calculated the following premia and multiples:

•	the implied value of the per share merger consideration as a premium to the highest closing price of Covance common stock achieved during the 52-week period ended on October 31, 2014;

•	the implied value of the per share merger consideration as a premium to the average of the closing prices of Covance common stock over the one-month period ended October 31, 2014;

•	the implied value of the per share merger consideration as a premium to the average of the closing prices of Covance common stock over the three-month period ended October 31, 2014;

•	the implied value of the per share merger consideration as a premium to the average of the closing prices of Covance common stock over the one-year period ended October 31, 2014;

•	the implied enterprise value as a multiple of Covance’s EBITDA for the twelve-month period ended September 30, 2014 as provided by the management of Covance to Goldman Sachs;

•	the implied enterprise value as a multiple of Covance’s estimated EBITDA for 2014 and 2015; and

•	the implied value of the per share merger consideration as a multiple of Covance’s estimated earnings per share, or EPS, for 2015 and 2016.

The results of these analyses are summarized as follows:

Premium to
52-Week High	(0.9)%
1- Month Closing Average	33.2%
3-Month Closing Average	27.6%
1-Year Closing Average	18.1%
Enterprise Value / EBITDA
12-Month as of 9/30/2014	13.2	x
2014E	12.6	x
2015E	11.9	x
Price / EPS
2015E	22.8	x
2016E	19.3	x

Selected Companies Analysis

Goldman Sachs calculated and compared certain financial information and multiples for Covance to corresponding financial information and multiples for LabCorp and the following selected publicly traded companies:

Contract Research Organization Peer Group

•	Charles River Laboratories International, Inc.

•	ICON plc

•	PAREXEL International Corporation

•	Quintiles Transnational Holdings Inc.

LabCorp Peer Group

•	Laboratory Corporation of America Holdings

•	Quest Diagnostics Incorporated

Although none of LabCorp or the selected companies is directly comparable to Covance or LabCorp, the companies included were chosen because they are publicly traded companies in the contract research organization industry or the clinical laboratory industry with operations that, for purposes of analysis, may be considered similar to certain operations of Covance and LabCorp, respectively.

With respect to Covance, LabCorp and each of the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of estimated EBITDA for 2014;

•	price as a multiple of estimated EPS, or P/E multiple, for 2014 and 2015; and

•	the ratio of the estimated P/E multiple for 2015 to the estimated 5-year EPS compound annual growth rate, or P/E/G ratio.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent SEC filings by the company’s closing share price on October 31, 2014. By adding the net debt amount of each company as of June 30, 2014 as reported in its most recent public filings to the equity value of such company derived from the foregoing calculations, Goldman Sachs determined an implied enterprise value for each company. The multiples for Covance were calculated using both the Covance management forecasts and the median estimates for Covance published as of October 31, 2014 by Institutional Brokers’ Estimate System, which we refer to as IBES. The multiples for LabCorp and each of the selected companies were calculated using the median estimates for each company published by IBES as of October 31, 2014. The following table presents the results of these calculations:

	Covance		LabCorp	Selected Companies		Contract Research Organization Peers	LabCorp Peers
	IBES	Management		High	Low	Median	Median
Enterprise Value / EBITDA
2014E	9.7x	9.6x	10.3x	13.3x	9.1x	12.6x	9.7x
Price / EPS
2014E	20.8x	20.7x	16.1x	22.3x	15.6x	20.5x	15.9x
2015E	18.2x	17.4x	15.0x	19.9x	14.6x	18.1x	14.8x
P/E/G
2015E	1.2x	1.0x	1.7x	1.9x	0.9x	1.3x	1.5x

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs calculated an illustrative range of implied present values per share of Covance common stock based on hypothetical share prices for Covance common stock as of December 31 of 2014 through 2018. This analysis is designed to provide an indication of the present value of a hypothetical future value of a company’s equity per share as a function of such company’s estimated future earnings per share and its assumed price to future earnings multiple. For purposes of this analysis, Goldman Sachs derived these hypothetical future share prices for Covance common stock by applying an illustrative range of P/E multiples of 17.0x to 20.0x to Covance’s estimated EPS for each of the years 2015 through 2019, respectively, as reflected in the Covance management forecasts, which took into account share repurchases in 2015, 2016 and 2018. By applying a discount rate of 8.3%, reflecting an estimate of Covance’s cost of equity, to these hypothetical future share prices, Goldman Sachs derived an illustrative range of present values per share of Covance common stock of $76.68 to $116.15.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis to determine the present value per share of Covance common stock as of September 30, 2014. For purpose of this analysis, Goldman Sachs applied discount rates of 8.0% to 10.0%, reflecting an estimate of Covance’s weighted average cost of capital, to (i) Covance’s estimated unlevered free cash flows from the fourth quarter of 2014 through 2019, and (ii) illustrative terminal values for Covance at the end of 2019. The illustrative terminal values were derived by applying perpetuity growth rates ranging from 2.50% to 3.50% to Covance’s estimated unlevered free cash flow for the year 2019, assuming the capital expenditure in the terminal year would be equal to 105% of depreciation and amortization. To derive an illustrative range of Covance’s equity value as of September 30, 2014, Goldman Sachs added Covance’s net cash amount as of September 30, 2014 of approximately $455 million to the sum of the present values of unlevered future free cash flows and terminal values. By dividing the foregoing range of equity values of Covance by the total number of fully diluted Covance shares outstanding, Goldman Sachs derived illustrative present values per share of Covance common stock ranging from $87.58 to $134.41.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following acquisitions in the contract research organization industry:

Date Announced	Target	Acquirer
05/2006	Charles River Laboratories International, Inc.—Phase II-IV Clinical Services Business	Kendle International Inc.
02/2007	BioReliance Corporation	Avista Capital Holdings, L.P.; Avista Capital Partners, L.P.
07/2007	PRA International	Genstar Capital, LLC
12/2007	Quintiles Transnational Corp.	3i Group plc; Bain Capital Private Equity; Temasek Holdings; TPG Capital, L.P.
02/2009	PharmaNet Development Group, Inc.	JLL Partners; JLL Partners Fund V, L.P.; JLL Partners VI, L.P.
05/2010	InVentiv Health, Inc.	Thomas H. Lee Partners, L.P.
08/2010	INC Research, LLC	Avista Capital Holdings, L.P.; Ontario Teachers’ Pension Plan
05/2011	Kendle International Inc.	INC Research, LLC
11/2011	Pharmaceutical Product Development, LLC	Carlyle Partners V, L.P.; Hellman & Friedman Capital Partners VII, L.P.; Hellman & Friedman LLC; The Carlyle Group LP
06/2013	PRA International	Kohlberg Kravis Roberts & Co. LP

Although none of the selected transactions is directly comparable to the proposed merger, the target companies in the selected transactions are such that, for purposes of analysis, the selected transactions may be considered similar to the proposed merger.

With respect to each of the selected transactions and using information contained in the SEC filings of each target company, Goldman Sachs calculated the implied enterprise value of the target company based on the announced transaction price, as a multiple of the target company’s EBITDA for the last twelve-month period prior to the announcement of the transaction, or the “LTM EBITDA”. The following presents the results of this analysis:

Selected Transactions
	High	Low	Median
Enterprise value/LTM EBITDA	16.8x	6.9x	11.4x

Historical Merger Premium Analysis

Goldman Sachs analyzed certain publicly available information relating to merger transactions in the U.S. announced since January 1, 2009 with a total transaction value between $1 billion to $10 billion and more than 50% of the aggregate consideration paid in cash. In connection with this analysis, Goldman Sachs analyzed 315 transactions, including 63 in the healthcare industry.

With respect to each of these transactions, Goldman Sachs calculated the implied premium represented by the announced per share transaction price to the closing price of the target company’s common stock on the last trading day before the public announcement of the transaction. The results of this analysis are summarized as follows:

Median 1-Day Premium
By Industry
All Industries	26%
Healthcare	30%
By Year
2009	32%
2010	25%
2011	24%
2012	24%
2013	26%
2014 Year-to-Date	23%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Covance or the proposed transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Covance board as to the fairness from a financial point of view to the holders (other than LabCorp and its affiliates) of shares of Covance common stock, as of the date of its opinion, of the per share merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Covance, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Covance and LabCorp and was approved by the Covance board. Goldman Sachs provided advice to Covance during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Covance or that any specific amount of consideration constituted the only appropriate consideration for the proposed merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Covance board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Covance board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Covance, LabCorp, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed transaction. Goldman Sachs provided certain financial advisory and/or underwriting services to LabCorp and/or its affiliates from time to time for which its Investment Banking Division had received, and may receive, compensation, including having acted as co-manager with respect to a public offering by LabCorp of 2.50% Senior Notes due 2018 (aggregate principal amount $400,000,000) and 4.00% Senior Notes due 2023 (aggregate principal amount $300,000,000) in October 2013. During the two year period ended November 2, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and underwriting services provided to LabCorp and its affiliates of approximately $500,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Covance, LabCorp and their respective affiliates for which its Investment Banking Division may receive compensation.

Covance selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to a letter agreement, dated October 31, 2014, the Covance board engaged Goldman Sachs to act as its financial advisor in connection with the transaction. Pursuant to the terms of this engagement letter, Covance has agreed to pay Goldman Sachs a fee based on the aggregate value of the aggregate consideration to be paid, as of the closing of the transaction. Such fee is contingent upon the consummation of the proposed transaction. Based on the LabCorp share price as of the close of trading on November 19, 2014, Goldman Sachs would be entitled to receive a fee of approximately $40 million. In addition, Covance has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Certain Covance Forecasts

Covance does not as a matter of course make long-term public forecasts as to future performance, earnings or other results, and Covance usually does not disclose financial forecasts due to the unpredictability of the underlying assumptions and estimates. However, Covance has included in this proxy statement/prospectus certain information that was contained in the Covance management forecasts that were furnished to the Covance board, Covance’s financial advisor, LabCorp and LabCorp’s financial advisor in connection with the proposed merger. The Covance management forecasts relating to Covance included information for the years 2014 through 2019.

The following table presents the material items included in the Covance management forecasts relating to Covance:

	2014E	2015E	2016E	2017E	2018E	2019E
	($ in millions, except per share amounts)
Revenue	$2,542	$2,726	$2,953	$3,268	$3,606	$3,979
EBITDA(1)	$446	$474	$507	$562	$620	$685
EBIT	$308	$330	$360	$416	$473	$536
Diluted Adjusted Earnings per Share(2)	$3.85	$4.60	$5.44	$6.39	$7.47	$8.75

(1)	EBITDA is defined as earnings before net interest expense, income taxes and depreciation and amortization. EBITDA includes non-cash stock-based compensation expenses. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net earnings as a measure of operating performance, or as an alternative to cash flows as a measure of liquidity. Covance management believes it is useful to exclude depreciation, amortization, income taxes and net interest expense, as these are essentially fixed amounts that cannot be influenced by management in the short term.
(2)	Assumes 5.65 million shares repurchased at $84.00, 4.66 million shares repurchased at $96.61, 0.78 million shares repurchased at $127.76 and 1.36 million shares repurchased at $146.92 in 2015, 2016, 2018 and 2019 respectively. Assumes no share repurchases in 2017.

In addition to the financial forecasts summarized above, Covance also prepared estimates of Covance’s unlevered free cash flow. These estimates were derived by adjusting projections and estimates relating to Covance’s earnings before interest and taxes, which we refer to as EBIT, which was further adjusted to add back depreciation and amortization and subtract capital expenditures, changes in working capital, and certain other items as detailed below. The unlevered free cash flow estimates were based on projections and estimates prepared by Covance and were reviewed and approved by Covance’s management for Goldman Sachs’ use in connection with its financial analyses. These unlevered free cash flow estimates were not furnished to LabCorp and its financial advisors; however, certain information in the below table was furnished to LabCorp and its financial advisors. The unlevered free cash flow estimates are summarized below.

	Q4 2014E	2015E	2016E	2017E	2018E	2019E
	($ in millions)
EBIT	$81	$330	$360	$416	$473	$536
Taxes	(20)	(81)	(88)	(102)	(116)	(131)
Tax Rate	24.5%	24.5%	24.5%	24.5%	24.5%	24.5%

After Tax EBIT	$61	$249	$272	$314	$357	$405
Depreciation and Amortization	36	144	147	146	147	149
Inc/(Dec) in Deferred Tax Liability	0	25	17	8	(5)	(5)
(Inc)/ Dec in Other WC Items	31	(1)	(9)	(15)	(18)	(18)
Asset Sales	0	73	5	0	0	0
Cap-ex	(33)	(174)	(137)	(142)	(152)	(157)

Unlevered Free Cash Flow	$96	$315	$294	$311	$328	$374

The reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is provided below.

	2014E	2015E	2016E	2017E	2018E	2019E
	($in millions)
Net income (GAAP)	$195	$258	$225	$310	$362	$418
Income Taxes	51	84	73	101	117	136
Depreciation and Amortization (GAAP)	138	144	147	146	147	149
Restructuring Charges	11	6	48	N/A	N/A	N/A
Asset Impairment Charges	53	N/A	N/A	N/A	N/A	N/A
Interest Expense (Income), net	10	11	13	3	(8)	(19)
Foreign Exchange Transaction Losses	4	2	2	2	2	2
Gain on Sale of Assets	(16)	(30)	N/A	N/A	N/A	N/A

EBITDA (Non-GAAP)	$446	$474	$507	$562	$620	$685

	2014E	2015E	2016E	2017E	2018E	2019E
EPS (GAAP)	$3.39	$4.95	$4.69	$6.39	$7.47	$8.75
Restructuring Charges and Other Cost Reduction Actions	0.09	0.08	0.75	N/A	N/A	N/A
Asset Impairment Charges	0.61	N/A	N/A	N/A	N/A	N/A
Gain on Sale of Assets	(0.23)	(0.43)	N/A	N/A	N/A	N/A

Adjusted EPS (Non-GAAP)	$3.85	$4.60	$5.44	$6.39	$7.47	$8.75

	Q4 2014E	2015E	2016E	2017E	2018E	2019E
	($in millions)
Net Income (GAAP)	$58	$258	$225	$310	$362	$418
Income Taxes	19	84	73	101	117	136
Restructuring charges	1	6	48	N/A	N/A	N/A
Interest Expense (Income), net	3	11	13	3	(8)	(19)
Foreign Exchange Transaction Losses	1	2	2	2	2	2
Gain on Sale of Assets	N/A	(30)	N/A	N/A	N/A	N/A

EBIT (Non-GAAP)	$81	$330	$360	$416	$473	$536

The Covance financial forecasts summarized above, including the estimates of unlevered free cash flow and the non-GAAP reconciliations, which we refer to collectively as the Covance projections, were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The Covance projections were prepared by, and are the responsibility of, Covance. The Covance projections were, in the view of Covance management, prepared on a reasonable basis, reflected the best estimates and judgments available to the management of Covance at the time and presented, to the best of the knowledge and belief of the management of Covance, the expected course of action and the expected future financial performance of Covance as of the date such Covance projections were prepared. The Covance projections include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Covance may not be comparable to similarly titled amounts used by other companies. The footnotes to the tables above provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. Neither Covance’s independent registered public accountants, Ernst & Young LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Covance projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Covance projections. The Ernst & Young LLP report incorporated by reference in this proxy statement/prospectus relates to Covance’s historical financial information. It does not extend to the Covance projections and should not be read to do so. The Covance projections are not being included in this proxy statement/prospectus to influence your decision on how to vote on any proposal, but because the Covance projections were made available to the Covance board, Covance’s financial advisors, LabCorp and LabCorp’s financial advisors.

The Covance projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Covance, including, among others, an assumption that Covance would continue to operate as an integrated, stand-alone company. Important factors that may affect actual results and cause the Covance projections not to be achieved include, but are not limited to, risks and uncertainties relating to Covance’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46 of this proxy statement/prospectus and the section entitled “Risk Factors” beginning on page 48 of this proxy statement/prospectus. The Covance projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Covance projections. Accordingly, there can be no assurance that the Covance projections will be realized.

The inclusion of the Covance projections in this proxy statement/prospectus should not be regarded as an indication that any of Covance, LabCorp or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered the Covance projections to be necessarily predictive of actual future events, and the Covance projections should not be relied upon as such. None of Covance, LabCorp or any of their respective affiliates, officers, directors, partners, advisors or other representatives can give you any assurance that actual results will not differ from the Covance projections, and none undertakes any obligation to update or otherwise revise or reconcile the Covance projections to reflect circumstances existing after the date the Covance projections were generated or to reflect the occurrence of future events. Covance and LabCorp do not intend to make publicly available any update or other revision to the Covance projections. Further, the inclusion of the Covance projections in this proxy statement/prospectus does not constitute an admission or representation by Covance or LabCorp that this information is material. None of Covance, LabCorp or their respective affiliates, officers, directors, partners, advisors or other representatives has made or makes any representation to any stockholder or other person regarding Covance’s and, post-closing, LabCorp’s ultimate performance compared to the information contained in the Covance projections or that forecasted results will be achieved. Neither Covance nor LabCorp has made any representation to the other, in the merger agreement or otherwise, concerning the Covance projections.

LabCorp’s Reasons for the Merger

At its meeting held on November 2, 2014, after due consideration and consultation with LabCorp’s management and legal and financial advisors, the LabCorp board approved entry into the merger agreement. In doing so, the LabCorp board considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Covance and determined that the merger was in the best interests of LabCorp. In making its determination, the LabCorp board focused on a number of factors, including the following:

Strategic Fit. The LabCorp board considered that the combination of LabCorp and Covance would create a combined company with the ability to leverage technologies that improve patient recruitment for clinical trials, enhance efficiency in the conduct of clinical trials and deliver data faster to drug sponsors, physicians and patients.

In particular, the LabCorp board considered that the combined company would benefit from:

•	Covance’s innovative risk-based patient monitoring tools, which would significantly enhance LabCorp’s existing capabilities in predictive analytics, benefitting at-risk patients, risk-bearing physicians and payors;

•	the opportunity to advance personalized medicine, improve the development of therapeutics and enable its pharmaceutical customers to revolutionize drug commercialization through the combined company’s range of innovative offerings;

•	the increased scale of the combined company’s central laboratory operations and collective data resources to drive greater R&D productivity for its clients; and

•	an enhanced platform providing a one-stop shop for growing pharmaceutical outsourcing needs which will support the continuum from drug and diagnostic development to clinical utilization.

Growth and Future Capital Returns. The LabCorp board considered that the combination of LabCorp and Covance would create new sources of revenue and broaden LabCorp’s customer base by providing an opportunity for growth in development and commercialization of drugs and diagnostics, nutritional analysis and other areas, and would enhance cash flow to fund growth and future capital returns to stockholders.

Additional Considerations. In the course of reaching its decision to approve the merger agreement, the LabCorp board considered the following additional factors as generally supporting its decision:

•	the per share merger consideration, the fact that the stock consideration is fixed, and the resulting percentage ownership interest that current Covance stockholders would have in LabCorp following the merger;

•	the terms and conditions of the merger agreement, including the conditions to the completion of the merger; the circumstances under which the merger agreement could be terminated and the impact of such a termination; and the potential payment by Covance of a termination fee of $200 million plus up to $50 million in expenses;

•	historical information concerning LabCorp’s and Covance’s respective businesses, financial condition, results of operations, earnings, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis;

•	current financial market conditions;

•	LabCorp’s expectation that the transaction will be accretive to adjusted earnings per share in 2015 before synergies;

•	availability of financing for the cash portion of the purchase price, including a financing commitment for a $4.25 billion senior unsecured bridge term loan credit facility comprised of a $3.85 billion 364-day unsecured debt bridge tranche and a $400 million 60-day cash bridge tranche (as discussed below);

•	expected annual cost synergies in excess of $100 million to be fully realized within three years of closing;

•	the current and prospective business environment in which LabCorp and Covance operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on LabCorp and the combined company;

•	the impact of the merger on the customers and employees of LabCorp;

•	the regulatory approvals required to consummate the merger and the belief of LabCorp’s management that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be consummated in accordance with the terms of the merger agreement;

•	the expectation that the merger could be completed within a reasonable time frame; and

•	the minimal overlap between LabCorp’s and Covance’s businesses will contribute to a seamless integration.

The LabCorp board also considered a number of potentially negative factors in its deliberations concerning the merger agreement, including:

•	the risk that, because the stock consideration under the merger agreement would not be adjusted for changes in the market price of LabCorp common stock or Covance common stock, the value of the per share merger consideration to be paid to holders of shares of Covance common stock upon the consummation of the merger could be significantly more than the value of the per share merger consideration immediately prior to the announcement of the proposed merger;

•	the risk that the merger might not receive all necessary regulatory approvals, or that any governmental authority could attempt to condition their approval of the merger on the companies’ compliance with certain conditions, including the divestiture of assets, and the fact that under certain circumstances, termination of the merger agreement for reasons relating to the failure to obtain certain regulatory approval may require LabCorp to pay Covance a termination fee of $305 million;

•	the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of Covance with those of LabCorp;

•	the possibility of encountering difficulties in achieving expected growth and cost savings;

•	the risk that Covance’s financial performance may not meet LabCorp’s expectations;

•	the risk that LabCorp’s potential lower cash balance and increased indebtedness resulting from the financing for the merger could adversely affect LabCorp’s business, increase LabCorp’s vulnerability to sustained, adverse macroeconomic weakness and limit LabCorp’s ability to obtain further financing and pursue certain operational and strategic opportunities; and

•	the risk associated with expansion by LabCorp into new business areas, and the risk that failure to retain key Covance personnel may make integration of such businesses challenging.

The foregoing discussion of the information and factors that the LabCorp board considered is not intended to be exhaustive, but rather is meant to include the material factors that the LabCorp board considered. The LabCorp board collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the LabCorp board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the LabCorp board considered in connection with its evaluation of the merger, the LabCorp board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the LabCorp board. Rather, in considering the various factors, individual members of the LabCorp board considered all of these factors as a whole and concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement and declare its advisability. In considering the factors discussed above, individual directors may have given different weights to different factors.

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46 of this proxy statement/prospectus.

Financing of the Merger and Indebtedness Following the Merger

LabCorp plans to fund the cash consideration from a combination of cash on hand and third party debt financing, which may include some combination of a senior unsecured term loan facility, as described below, the issuance of senior unsecured notes, and/or, to the extent necessary, borrowings under the bridge facility described below.

On December 19, 2014, LabCorp entered into a term loan credit facility with Bank of America, as administrative agent, and the term loan lenders, pursuant to which the term loan lenders have provided commitments for a $1.0 billion five-year senior unsecured term loan credit facility. The term loan credit facility is for the purpose of financing a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The term loan credit facility will be advanced in full on the closing date of the merger and the conditions to funding the term loan credit facility on the closing date of the merger are substantially the same as the below described conditions to funding the bridge facility. The term loan credit facility will mature 5 years after the closing date of the merger and may be prepaid without penalty. The $1.0 billion of term loan commitments made under the term loan credit facility reduces the commitments made under the bridge facility described below dollar for dollar.

When funded, the term loan credit facility will accrue interest at a per annum rate equal to, at the Company’s election, either a LIBOR rate plus a margin ranging from 1.125% to 2.00%, or a base rate determined according to a prime rate or federal funds rate plus a margin ranging from 0.125% to 1.00%. The interest margin applicable to the term loan credit facility is based on the Company’s senior credit ratings as determined by Standard & Poor’s and Moody’s, which are currently BBB+ and Baa2, respectively. Until the earlier of the closing date of the merger or the date the term loan credit facility commitments are terminated, a ticking fee shall accrue on the unfunded term loan credit facility commitments in an amount equal to 0.15% per annum of the unfunded commitments.

On November 2, 2014, in connection with entering into the merger agreement, LabCorp entered into a bridge facility commitment letter with the commitment parties: Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, which we refer to as Wells Fargo, and Wells Fargo Securities, LLC. On December 19, 2014, certain other financial institutions joined the bridge facility commitment letter as commitment parties under a joinder letter pursuant to which a portion of the commitments under the bridge facility were assigned to such joining financial institutions.

The commitment parties have agreed to provide a financing commitment for a $4.25 billion senior unsecured bridge term loan credit facility, which upon entry into the term loan credit facility was reduced to a $3.25 billion commitment, comprising a $2.85 billion 364-day unsecured debt bridge tranche and a $400 million 60-day unsecured cash bridge tranche for the purpose of financing a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The bridge facility may be drawn only in a single drawing on the closing date of the merger and may be prepaid without penalty. The $2.85 billion senior unsecured debt bridge tranche would mature 364 days after the closing date of the merger and the $400 million unsecured cash bridge tranche would mature 60 days after the closing date of the merger.

The bridge facility would bear interest at a rate per annum equal to, at LabCorp’s election:

•	LIBOR (calculated on a 360-day basis) plus an applicable LIBOR margin, which varies from 1.25% to 2.75% depending on LabCorp’s debt rating and for how long the bridge facility is outstanding; or

•	a base rate (calculated on a 365/366-day basis) that is customary for financings like the bridge facility plus an applicable base rate margin that is equal to the relevant LIBOR margin minus 1.0%.

Borrowings under the bridge facility and the term loan credit facility, respectively, will be subject to certain conditions, including:

•	the completion of the merger substantially concurrently with the closing under the bridge facility and the term loan credit facility, respectively, in accordance with the merger agreement;

•	the delivery to certain of the commitment parties of certain financial statements and pro forma financial statements relating to LabCorp and Covance;

•	LabCorp shall have received a debt rating for senior, unsecured non-credit enhanced long-term indebtedness from each of Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc.;

•	the absence, since November 2, 2014, of a material adverse effect on Covance, which for purposes of the bridge facility commitment letter is defined in a manner similar to the definition of material adverse effect in the merger agreement; and

•	certain other customary closing conditions.

Under the bridge facility, Bank of America acts as the administrative agent and Wells Fargo acts as the syndication agent. The agents and the other commitment parties or their respective affiliates have from time to time performed, and may in the future perform, various investment banking, financial advisory, commercial banking, transfer agent and/or other services for LabCorp for which they have been paid, or will be paid, customary fees.

The foregoing description of the bridge facility does not purport to be a complete description of its terms, and is qualified in all respects by reference to the complete text of the bridge facility commitment letter, a copy of which is filed as an exhibit to LabCorp’s Form 8-K filed on November 3, 2014 and is incorporated herein by reference.

LabCorp anticipates that some or all of the bridge facility will be replaced by the issuance of senior unsecured notes by LabCorp through a public offering or in a private placement. There can be no assurance that such replacement financing will be obtained. LabCorp’s ability to obtain additional debt financing will be subject to various factors, including market conditions, operating performance and credit ratings. For a description of certain risks associated with the financing of the merger, see “Risk Factors—Risks Relating to the Combined Company Upon Completion of the Merger—If the merger is consummated, LabCorp will materially reduce its cash balances and incur a substantial amount of debt to finance the cash consideration and pay related fees and expenses in connection with the merger, which could, among other things, restrict its ability to engage in additional transactions or incur additional indebtedness” beginning on page 56 of this proxy statement/prospectus.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will occur on the second business day after all conditions to the closing of the merger are satisfied or waived (other than those conditions that by their nature must be satisfied or waived at the closing of the merger, but subject to the fulfillment or waiver of such conditions). Subject to the satisfaction or waiver of the conditions to the closing of the merger described in the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 118 of this proxy statement/prospectus, including the adoption of the merger agreement by Covance stockholders at the special meeting, it is anticipated that the merger will close in the first quarter of 2015. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

The effective time will occur as soon as practicable after the closing of the merger when the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as the parties may mutually agree and specify in the certificate of merger.

Regulatory Approvals

The completion of the merger is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extensions thereof) has expired or been terminated.

On November 12, 2014, Covance and LabCorp filed with the DOJ and Covance filed with the FTC, and on November 13, 2014, LabCorp filed with the FTC notification and report forms under the HSR Act with respect to the proposed merger. The applicable waiting period under the HSR Act expired at 11:59 p.m. Eastern time on December 15, 2014, without any action having been taken by the FTC or the DOJ.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Covance and LabCorp. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result. Under the merger agreement, LabCorp and Covance generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger, including the expiration or early termination of the waiting period under the HSR Act. However, LabCorp is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Covance and its subsidiaries after the effective time) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Covance and its subsidiaries after the effective time) in order to obtain such regulatory approvals. If the merger agreement is terminated for reasons relating to the failure to obtain certain regulatory approvals required for the merger, under certain circumstances, LabCorp will be required to pay Covance a termination fee of $305 million. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Efforts to Complete the Merger; Regulatory Approvals” beginning on page 113 of this proxy statement/prospectus.

Federal Securities Law Consequences

Pending the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shares of LabCorp common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of LabCorp common stock issued to any Covance stockholder who may be deemed an “affiliate” of LabCorp after the completion of the merger. This proxy statement/prospectus does not cover resales of LabCorp common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of LabCorp common stock.

Accounting Treatment

LabCorp prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. LabCorp will be treated as the acquiror for accounting purposes.

NYSE Market Listing

The shares of LabCorp common stock to be issued in the merger will be listed for trading on NYSE.

Delisting and Deregistration of Covance Common Stock

If the merger is completed, Covance common stock will be delisted from NYSE and deregistered under the Exchange Act, and Covance will no longer be required to file periodic reports with the SEC with respect to Covance common stock.

Covance and LabCorp have agreed take all actions reasonably necessary prior to the effective time to cause the Covance common stock to be delisted from NYSE and deregistered under the Exchange Act as soon as reasonably practicable following the effective time.

Litigation Related to the Merger

On November 12, 2014, a putative class action in connection with the merger, which we refer to as the New Jersey Action, was filed in the Superior Court of New Jersey, Chancery Division, Mercer County, naming LabCorp, Covance, Merger Sub and members of the Covance board as defendants. An amended complaint was filed on December 10, 2014. The New Jersey Action is captioned Ojeda v. Herring et al., MER-C-92-14. In addition, on December 9, 2014, a putative class action in connection with the merger, which we refer to as the Delaware Action, was filed in the Court of Chancery of the State of Delaware, naming LabCorp, Covance, Merger Sub and members of the Covance board as defendants. The Delaware Action is captioned Berk v. Covance et al., No. 10440. The complaints allege, among other things, that members of the Covance board breached their fiduciary duties by agreeing to sell Covance for an inadequate price, engaging in an unfair sales process, agreeing to inappropriate terms in the merger agreement that will preclude a superior offer from emerging following announcement of the transaction and making inadequate disclosures regarding the transaction in the initial version of this Form S-4 Registration Statement filed on November 26, 2014. In addition, the complaint in the Delaware Action also alleges that members of the Covance board breached their fiduciary duties by the selection of the Covance board’s financial advisor. The complaints also allege that LabCorp and Merger Sub aided and abetted the Covance board members’ breaches of their fiduciary duties (the New Jersey Action also alleges Covance aided and abetted the board members’ alleged breaches). The actions seek injunctive relief enjoining LabCorp and Covance from taking steps to consummate the merger at the agreed upon price (or, in the event the merger is consummated, rescinding the merger or awarding damages). The New Jersey Action also seeks declarations that the transaction is unfair and the defendants breached their fiduciary duties or aided and abetted such breaches. The Delaware Action also seeks injunctive relief enjoining Covance from holding a stockholder vote to approve the transaction until additional information is disclosed, and recovery through an accounting by the defendants of all damage caused and profits obtained by them as a result of the alleged breaches of fiduciary duties. Both actions also seek to recover costs and disbursements from the defendants, including attorneys’ fees and experts’ fees. These lawsuits are in a preliminary stage. Covance has moved to dismiss the New Jersey Action for lack of subject matter jurisdiction based on a forum selection bylaw, which designates Delaware as the exclusive forum for litigation involving alleged breaches of fiduciary duties by Covance directors.

Both Covance and LabCorp management believe these allegations are without merit and intend to defend vigorously against these allegations.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger, including approval of the proposal to adopt the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Covance or LabCorp. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Covance and LabCorp make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Covance and LabCorp contained in this proxy statement/prospectus or in the public reports of Covance and LabCorp filed with the SEC may supplement, update or modify the factual disclosures about Covance and LabCorp contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Covance, LabCorp and Merger Sub were qualified and subject to important limitations agreed to by Covance, LabCorp and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Covance and LabCorp each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

Effects of the Merger; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, at the effective time, Merger Sub, a Delaware corporation and newly formed subsidiary of LabCorp, will merge with and into Covance. Following the effective time, the separate corporate existence of Merger Sub will cease, and Covance will continue as the surviving corporation in the merger as a subsidiary of LabCorp.

Unless the parties agree otherwise, the closing of the merger will take place on the second business day after the satisfaction or waiver of all of the closing conditions set forth in the merger agreement, other than those conditions that, by their terms, are to be satisfied at the closing of the merger (but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions). The merger will be effective when the parties file a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as the parties agree and specify in the certificate of merger.

At the effective time, each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one share of common stock, par value $0.01 per share, of the surviving corporation and each outstanding share of Covance common stock (other than shares constituting awards of “rollover restricted stock” (as described in the section below entitled “The Merger Agreement—Treatment of Covance Stock Options and Other Stock-Based Awards” beginning on page 99 of this proxy statement/prospectus), shares owned directly by Covance as treasury stock, shares owned directly by LabCorp or Merger Sub and shares held by stockholders who have properly exercised and perfected appraisal rights with respect to such shares in accordance with Section 262 of the DGCL) will be converted into the right to receive (i) $75.76 in cash, without interest, and (ii) 0.2686 shares of LabCorp common stock.

The directors of Merger Sub immediately prior to the effective time will be the directors of the surviving corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

The officers of Merger Sub immediately prior to the effective time will be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

The certificate of incorporation and bylaws of the surviving corporation will be amended at the effective time to be the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time (except as to the name of the surviving corporation, which will be Covance Inc.) until thereafter changed or amended as provided therein or by applicable law. The form of the amended certificate of incorporation of the surviving corporation is set forth as Exhibit  A to the merger agreement.

Adjustments to Prevent Dilution

The per share merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a subsidiary of Covance or of securities convertible into Covance common stock and any dividend or distribution of securities of a subsidiary of LabCorp or of securities convertible into LabCorp common stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Covance common stock or LabCorp common stock with a record date prior to the effective time.

Treatment of Covance Stock Options and Other Stock-Based Awards

Covance Stock Options

Each Covance stock option that is outstanding immediately prior to the effective time, whether or not vested or exercisable, will be canceled, entitling its holder to receive an amount in cash, with respect to each share of Covance common stock subject to such option, equal to (i) the sum of the cash consideration plus the product of (x) the stock consideration and (y) the volume weighted average of the closing sale prices of shares of LabCorp common stock for the ten consecutive trading days ending with (and including) the third trading day prior to the closing of the merger (which average we refer to as the average LabCorp stock price and which sum we refer to as the per-share option equivalent amount), minus (ii) the applicable exercise price, except that any Covance stock option that has an exercise price per share of Covance common stock that is greater than or equal to the per-share option equivalent amount will be canceled for no consideration. The payments in respect of options will be paid as promptly as practicable, but no later than 10 business days, following the effective time, without interest and less any applicable withholding taxes, in accordance with Covance’s payroll procedures.

Covance Restricted Stock

For each award of Covance restricted stock (other than any award that constitutes “rollover restricted stock” as described below) that is outstanding at the effective time, a number of shares equal to the sum of (i) the number of shares of Covance restricted stock that have been issued prior to the effective time plus (ii) one-half the number of additional shares of Covance restricted stock or Covance common stock that could be issued pursuant to the award agreement governing such award (subject to the restricted stock limitation), generally assuming maximum achievement of all applicable performance goals for performance periods that have not been completed, will vest in full and become free of restrictions as of the effective time and be converted into the right to receive the per share merger consideration. The payments in respect of such restricted stock awards will be paid as promptly as practicable, but no later than 10 business days, following the effective time, without interest, in accordance with Covance’s payroll procedures.

Covance Restricted Stock Units

For each Covance restricted stock unit that is outstanding immediately prior to the effective time, the holder will receive, for each Covance share subject to such restricted stock unit, an amount in cash equal to the sum of (i) the stock consideration multiplied by the average LabCorp stock price plus (ii) the cash consideration. Such amounts will be paid as promptly as practicable, but no later than 10 business days, following the effective time (or, if applicable, at the earliest date permitted by Section 409A of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code), without interest and less any applicable withholding taxes, in accordance with Covance’s payroll procedures.

Covance Deferred Stock Units

Each Covance deferred stock unit that is outstanding immediately prior to the effective time will vest in full and, at the effective time of the merger, will be canceled and will be converted into the right to receive the per share merger consideration. Such consideration will be paid as promptly as practicable, but no later than 10 business days, following the effective time (or, if applicable, at the earliest date permitted by Section 409A of the Internal Revenue Code), without interest and less any applicable withholding taxes, in accordance with Covance’s payroll procedures.

Covance Rollover Restricted Stock

Each award of restricted stock identified as “rollover restricted stock” that is outstanding at the effective time will be canceled in exchange for an award of a number of shares of LabCorp common stock equal to (i) the sum of (A) the stock consideration plus (B)(1) the cash consideration divided by (2) the average LabCorp stock price, multiplied by (ii) the number of shares of rollover restricted stock that constitute such award of rollover restricted stock, rounded up to the nearest whole share. In the event that the foregoing treatment of rollover restricted stock would cause a vote of the stockholders of LabCorp to be required under the rules and regulations of the New York Stock Exchange in order for LabCorp and Merger Sub to consummate the transactions contemplated by the merger agreement, then, notwithstanding the foregoing, each award of rollover restricted stock will be canceled in exchange for an award representing the right to receive a cash amount equal to (i) the sum of (A) the stock consideration multiplied by the average LabCorp stock price plus (B) the cash consideration, multiplied by (ii) the number of shares of rollover restricted stock that constitute such award of rollover restricted stock, and such award will continue to vest and be settled in accordance with the terms and conditions as were applicable under such award of rollover restricted stock immediately prior to the effective time.

Exchange and Payment Procedures

Prior to the closing date, LabCorp will select an exchange agent reasonably acceptable to Covance to handle the exchange of shares of Covance common stock for the per share merger consideration, as described above.

At or prior to the effective time, LabCorp will deposit with the exchange agent a number of whole shares of LabCorp common stock sufficient to pay the aggregate stock consideration and an amount in cash sufficient to pay the aggregate cash consideration to which Covance stockholders will become entitled and all requisite payments of cash in lieu of fractional shares (as described in the section below entitled “The Merger Agreement—Fractional Shares” beginning on page 101 of this proxy statement/prospectus). From time to time at or after the effective time, as necessary, LabCorp will deposit with the exchange agent an amount in cash sufficient to pay any dividends or other distributions with a record and payment date after the effective time payable on whole shares of LabCorp common stock to be issued in exchange for Covance shares theretofore not surrendered, as described below in the section entitled “The Merger Agreement—Distributions with Respect to Unexchanged Shares” beginning on page 101 of this proxy statement/prospectus.

As promptly as reasonably practicable after the effective time, but in any event within two business days thereafter, LabCorp will cause the exchange agent to deliver a letter of transmittal to each holder of record of a certificate representing shares of Covance common stock converted to the right to receive the per share merger consideration pursuant to the merger agreement. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the shares of Covance common stock will pass, only upon proper delivery of such share certificate to the exchange agent and will provide instructions for effecting the surrender of share certificates in exchange for payment of the per share merger consideration. Holders of shares of Covance common stock will not be entitled to receive the per share merger consideration or any other payments in respect of their shares under the merger agreement unless and until such holders have delivered a duly completed and executed letter of transmittal to the exchange agent, accompanied by the required share certificates and such other customary documents as may be reasonably required by the exchange agent. Surrendered share certificates will be cancelled.

In the event of a transfer of ownership of Covance common stock which is not registered in Covance’s transfer records, payment of the per share merger consideration may be made to a person other than the person in whose name the surrendered certificate is registered if (i) such certificate is properly endorsed or otherwise is in proper form for transfer and (ii) the person requesting payment pays any fiduciary or surety bonds or taxes required on account of the payment to a person other than the registered holder or establishes to the reasonable satisfaction of LabCorp that such tax has been paid or is not applicable.

Distributions with Respect to Unexchanged Shares

Dividends or other distributions to LabCorp common stockholders with a record date after the effective time will be payable to all LabCorp shares issuable in the merger. Until holders of certificates previously representing Covance shares have surrendered their share certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with a record date after the effective time on the shares of LabCorp common stock into which those shares have been converted. When such holders surrender their share certificates, they will receive, without interest, (i) the amount of dividends or other distributions with a record date after the effective time theretofore payable with respect to the whole shares of LabCorp common stock such holder receives in the exchange and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time payable with respect to such whole shares of LabCorp common stock with a payment date subsequent to such surrender.

No Transfers Following the Effective Time

At the close of business on the day on which the effective time occurs, the stock transfer books of Covance will be closed and there will be no further registration of transfers of shares on the records of the surviving corporation of the shares of Covance common stock that were outstanding immediately prior to the effective time.

Fractional Shares

LabCorp will not issue fractional shares of LabCorp common stock pursuant to the merger agreement. Instead of receiving any fractional shares, each holder of Covance common stock will be paid an amount in cash

(rounded to the nearest cent), equal to the product of (x) the fractional share interest to which such holder would otherwise be entitled and (y) the average LabCorp stock price.

Termination of Exchange Fund

Any certificates representing shares of LabCorp common stock and any funds that had been made available to the exchange agent for the payment of the per share merger consideration or other payments required under the merger agreement that remain in the exchange fund six months after the effective time will be delivered to LabCorp. Thereafter, holders of Covance common stock as of immediately prior to the effective time will be entitled to look only to LabCorp and the surviving corporation with respect to the payment of any per share merger consideration (or dividends or distributions with a record date after the effective time) as contemplated by the merger agreement. None of LabCorp, Covance, the surviving corporation or the exchange agent will be liable to any holder of a certificate for the per share merger consideration (or dividends or distributions paid by LabCorp after the effective time) properly delivered to a public official pursuant to any abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Certificates

If a share certificate has been lost, stolen or destroyed, then, before a Covance stockholder will be entitled to receive the per share merger consideration (or dividends or distributions with respect thereto), such holder will need to deliver an affidavit of that fact and, if required by LabCorp, post a bond or surety (in such amount as LabCorp may reasonably direct) as indemnity against any claim that may be made in respect of such lost certificate.

Withholding Taxes

LabCorp, the surviving corporation or the exchange agent will be entitled to deduct and withhold applicable taxes from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of Covance common stock or Covance restricted stock, or any holder of Covance stock options, Covance restricted stock units or Covance deferred stock units, and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld will be treated for all purposes of the merger agreement as having been paid to such holders.

Appraisal Rights

The merger agreement provides that Covance stockholders of record have appraisal rights under the DGCL in connection with the merger. Covance stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of Covance common stock held by a Covance stockholder as of the record date who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the per share merger consideration, unless such holder fails to perfect or withdraws or otherwise loses the right to appraisal under the DGCL. If, after the effective time, such holder of Covance common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

Under the merger agreement, Covance must give LabCorp (i) prompt notice of any demands for appraisal, withdrawals of such demands and any other instruments received by Covance relating to stockholders’ rights of appraisal under Section 262 of the DGCL and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. Covance may not, except with the prior written consent of LabCorp, voluntarily make any payment with respect to any demands for appraisal, settle or offer to settle any such demands or commit to any payment or settlement.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL, THE FULL TEXT OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX C.

Representations and Warranties

The merger agreement contains representations and warranties made by Covance to LabCorp and Merger Sub and by LabCorp and Merger Sub to Covance. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry.

The merger agreement provides that a “material adverse effect” means, with respect to a party, any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances and states of fact, (i) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (ii) that prevents or materially impairs or delays the ability of such party to consummate the merger or any other transactions contemplated by the merger agreement. However, solely for purposes of clause (i) of the preceding sentence, no change, effect, event, occurrence, circumstance or state of facts relating to the following will be taken into account in determining whether there has been a material adverse effect:

•	the economy in general;

•	the industry in which such party operates, including changes in the use, adoption or non-adoption of technologies or industry standards;

•	the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world;

•	any change in a such party’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a material adverse effect has occurred unless otherwise excluded from the definition of material adverse effect);

•	changes following the date of the merger agreement in law, legislative or political conditions or policy or practices of any governmental entity;

•	changes following the date of the merger agreement in applicable accounting regulations or principles or official interpretations thereof;

•	changes in foreign currency rates;

•	an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis;

•	the announcement of the merger agreement or the transactions contemplated thereby or the closing of the merger (including any loss of customers, suppliers, employees or other commercial relationships or action taken or requirements imposed by any governmental entity in connection with the transactions); or

•	actions (or omissions) taken (or not taken) with the consent of the other party or as required to comply with the merger agreement (other than any requirement to operate in the ordinary course of business).

except, with respect to the first, second, third, fifth and sixth bullet points above, to the extent that any such change, effect, event, occurrence, circumstance or state of facts has had or would reasonably be expected to have a disproportionate effect on such party and its subsidiaries relative to other companies in the same industry as such party.

In the merger agreement, Covance has made representations and warranties regarding, among other things:

•	due organization, valid existence, good standing and corporate power;

•	ownership of subsidiaries;

•	capitalization, including the number of shares of Covance common stock, stock options and other equity-based awards outstanding;

•	corporate authority to execute and deliver, to perform Covance’s obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against Covance;

•	the declaration of advisability of the merger agreement by the Covance board, and the approval of the merger agreement and the merger by the Covance board;

•	the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of Covance entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the required vote of Covance stockholders to adopt the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2012 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of Covance financial statements filed with the SEC since January 1, 2012 and the absence of undisclosed liabilities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	the lack of outstanding loans to any executive officer or director of Covance;

•	accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	the conduct of business in all material respects in the ordinary course of business since June 30, 2014, and the absence of a material adverse effect or certain other changes since June 30, 2014;

•	absence of certain litigation and governmental orders;

•	compliance with certain material contracts;

•	compliance with applicable laws and permits;

•	labor and employment matters;

•	employee benefits matters, including matters related to employee benefit plans;

•	tax matters;

•	intellectual property;

•	environmental matters;

•	insurance coverage;

•	inapplicability of state takeover statutes to the merger agreement and the merger;

•	fees payable to brokers and financial advisors in connection with the merger;

•	the receipt of an opinion from Covance’s financial advisor regarding the fairness, from a financial point of view, of the consideration to be paid to holders of Covance common stock in the merger; and

•	matters relating to Covance’s owned and leased property.

In the merger agreement, LabCorp and Merger Sub have made representations and warranties regarding, among other things:

•	due organization, valid existence, good standing and corporate power;

•	capitalization, including the number of shares of LabCorp common stock, stock options and other equity-based awards outstanding;

•	corporate authority to execute and deliver, to perform their respective obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against LabCorp and Merger Sub;

•	the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of LabCorp and Merger Sub entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2012 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of LabCorp’s financial statements filed with the SEC since January 1, 2012 and the absence of undisclosed liabilities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	the lack of outstanding loans to any executive officer or director of LabCorp;

•	accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	the conduct of business in all material respects in the ordinary course of business since June 30, 2014, and the absence of a material adverse effect since June 30, 2014 or certain other changes since June 30, 2014;

•	the validity and enforceability of the debt commitment letter LabCorp entered into in connection with the merger and the sufficiency of funds to consummate the merger;

•	ownership, operations and assets of Merger Sub;

•	absence of ownership of Covance common stock;

•	absence of certain litigation and governmental orders;

•	compliance with applicable laws and permits;

•	absence of the requirement to obtain LabCorp stockholder approval for the issuance of LabCorp common stock in connection with the merger; and

•	fees of brokers and financial advisors payable in connection with the merger.

Conduct of Business Prior to Effective Time

Each of Covance and LabCorp has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time.

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by LabCorp (which consent may not be unreasonably withheld or delayed), Covance has agreed to and has agreed to cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice and (i) to use its reasonable best efforts to preserve its business organizations intact, (ii) to keep available the services of its current officers and employees and (iii) to preserve its relationships with government entities and significant customers, suppliers, licensors, licensees, distributors, lessors and other significant business associates. In addition, prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by LabCorp (which consent may not be unreasonably withheld or delayed), Covance has agreed not to and has agreed to cause each of its subsidiaries not to:

•	declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, other than dividends or distributions of a wholly owned subsidiary to its parent;

•	cause a foreign subsidiary of Covance to distribute, pay, or otherwise transfer cash or property in respect of the capital stock of such subsidiary, if the distributee, payee, or transferee is a United States entity, or (y) engage in a transaction to which Section 956 of the Internal Revenue Code applies, unless the total amount of foreign-source income generated under clauses (x) and (y) does not exceed $25 million, it being understood that LabCorp will not unreasonably withhold its consent for amounts in excess of $25 million, consistent with the objective of limiting foreign-source income prior to closing of the merger and to the extent not inconsistent with the business needs of Covance in carrying on its business in the ordinary course consistent with past practice;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or enter into any agreement with respect to the voting of its capital stock;

•	purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (i) the acquisition by Covance of shares of Covance common stock in connection with the surrender of shares of Covance common stock by holders of stock options in order to pay the exercise price of such Covance stock options, (ii) the withholding of shares of Covance common stock to satisfy tax obligations with respect to awards granted pursuant to Covance stock plans, (iii) the acquisition by the trustee of the 401(k) Savings Plan of shares of Covance common stock to satisfy participant elections under the 401(k) Savings Plan and (iv) the acquisition by Covance of Covance stock options, shares of Covance restricted stock and Covance restricted stock units in connection with the forfeiture of such awards;

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any shares of its capital stock or other equity interests (or any securities convertible into, exercisable or exchangeable for equity interests) to acquire any such equity interests, other than (i) upon the exercise of Covance stock options that are outstanding as of the date of the merger agreement, (ii) upon the vesting or settlement of Covance restricted stock, Covance restricted stock units and Covance deferred stock units granted under Covance stock plans prior to the date of the merger agreement and (iii) rights of participants under the 401(k) Savings Plan to cause the trustee thereof to acquire shares of Covance common stock to satisfy participant elections thereunder, in each case in accordance with their terms as of the date of the merger agreement;

•	amend (i) the Covance charter or the Covance bylaws or (ii) the comparable organizational documents of any subsidiary in any material respect;

•	(i) acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, or (ii) acquire any other assets or property other than, in the case of clause (ii), (A) acquisitions of raw materials, inventory, consumables, similar materials and other non-capital assets acquired and used in the ordinary course of business consistent with past practice, (B) transactions solely between or among Covance and its subsidiaries, (C) making or committing to any capital expenditures allowable under the merger agreement or (D) investments in cash and cash equivalents consistent with past practice;

•	sell, license, lease, transfer, assign, divest, cancel, abandon, allow to lapse or otherwise dispose of any of its properties, rights or assets (including capital stock of any subsidiary and intellectual property), other than (i) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (ii) the non-exclusive licensing or sublicensing of intellectual property in the ordinary course of business consistent with past practice, (iii) leases and subleases of owned and leased real property, and voluntary terminations or surrenders of real property leases, in each case, in the ordinary course of business consistent with past practice, (iv) the settlement of claims permitted under the merger agreement and (v) abandonments or lapses of intellectual property rights that are not material to the conduct of the business of Covance and its subsidiaries, in each case, in the ordinary course of business consistent with past practice;

•	pledge, encumber or otherwise subject to a lien (except as otherwise permitted by the merger agreement) any of its properties, rights or assets (including capital stock of any subsidiary), other than to secure indebtedness permitted under the agreement;

•	(i) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any of the debt securities of Covance or any of its subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of Covance and its subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, other than (A) borrowings in the ordinary course of business under Covance’s existing credit facilities and in respect of letters of credit (provided that the aggregate outstanding amount of borrowings under credit facilities and letters of credit does not exceed $10 million more than the amount on the date the merger agreement was signed), (B) foreign currency arrangements entered into in the ordinary course of business and not for any speculative purpose, (C) prepayments of indebtedness in the ordinary course of business consistent with past practice or (D) indebtedness permitted under the merger agreement that is incurred by Covance or a wholly owned subsidiary of Covance to Covance or to another wholly owned subsidiary of Covance; or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to any of Covance’s wholly owned subsidiaries or to Covance from any of its wholly owned subsidiaries, (y) as permitted by the merger agreement or (z) advances of business and travel expenses to employees or advances to customers in the ordinary course of business;

•	make any capital expenditures that, in the aggregate, exceed 105% of the aggregate amount of expenditures provided for in Covance’s 2015 capital expenditures plan provided to LabCorp in writing prior to the date of the merger agreement;

•	settle any claim, investigation, proceeding or litigation with a governmental entity or third person, in each case threatened, made or pending against Covance or any of its subsidiaries, for amounts in excess of $10 million individually or $30 million in the aggregate, other than settlements of claims, investigations, proceedings or litigation for an amount (excluding any amounts not covered by Covance’s insurance policies) not in excess of the amount reflected or reserved therefore in the most recent financial statements (or the notes thereto) of Covance included in Covance’s filed SEC documents;

•	except as required pursuant to the terms of any benefit plan in effect on the date of the merger agreement, (i) grant to any director, officer or employee any increase in compensation or employee benefits, (ii) grant to any present or former director, officer or employee any severance or termination pay, or increase in severance or termination pay, (iii) enter into any employment, consulting, severance, termination or similar agreement with any present or former director, officer or employee, (iv) pay any bonus to any present or former director, officer or employee other than payment of 2014 annual cash bonuses in the ordinary course of business based on actual performance in 2014, (v) grant any new awards under any benefit plan or arrangement that would have been a benefit plan had it been in effect as of the date of the merger agreement, (vi) establish, adopt, enter into or amend in any material respect any collective bargaining agreement, other contract with a labor organization or benefit plan, other than routine amendments to benefit plans that do not increase costs of maintaining such benefit plans by other than a de minimis amount, (vii) amend or modify any outstanding award under any benefit plan, (viii) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any benefit plan or remove any existing restrictions in any benefit plan or award made thereunder, (ix) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any benefit plan or (x) forgive any loans, or issue any loans (other than routine travel, immaterial business expense advances, relocation loans or education loans issued in the ordinary course of business), to any current or former employee, officer, director or consultant (except that the Company may enter into or make available to newly-hired employees (other than executive officers or executive committee members), or to such employees in the context of promotions based on job performance or workplace requirement, in each case in the ordinary course of business, benefits (excluding equity grants) consistent with the benefits made available to similarly situated employees);

•	communicate with employees regarding the compensation, benefits or other treatment they will receive in connection with the transactions contemplated by the merger agreement, unless such communications are consistent with those previously agreed by LabCorp and Covance;

•	make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations, other than as required by GAAP or any similar organization, or by law;

•	make any change (or file any such change) in any material method of tax accounting; make, change or rescind any material tax election; settle or compromise any material tax liability or consent to any claim or assessment relating to a material amount of taxes; file any amended tax return reflecting a material amount of taxes; enter into any closing agreement relating to a material amount of taxes; or waive or extend the statute of limitations in respect of material taxes, in each case outside of the ordinary course of business;

•	cancel, amend, modify or terminate, or waive any material rights, claims or benefits under, any material contract, other than in the ordinary course of business consistent with past practice, or enter into any contract that would have been considered material under the merger agreement it were entered into prior to the date the merger agreement was signed (with the exception of certain types of material contracts, which are permitted if entered into in the ordinary course of business consistent with past practice);

•	enter into any new line of business or geographic area, except to the extent that they are reasonable extensions to Covance’s business as of the date the merger agreement was signed and that they would not reasonably be expected to prevent, delay or impair the parties’ ability to complete the merger on a timely basis;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

•	authorize any of, or commit or agree to take any of the actions prohibited by any of the conduct of business covenants described above.

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by Covance (which consent may not be unreasonably withheld or delayed), LabCorp has agreed to and has agreed to cause each of its subsidiaries to conduct its business in the ordinary course consistent with past practice and (i) to use its reasonable best efforts to preserve its business organizations intact, (ii) to keep available the services of its current officers and employees and (iii) to preserve its relationships with governmental entities and significant customers, suppliers, licensors, licensees, distributors, lessors and other significant business associates.

In addition, prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by Covance (which consent may not be unreasonably withheld or delayed), LabCorp has agreed not to and has agreed to cause each of its subsidiaries not to:

•	declare, set aside or pay any dividends or make any other distributions in respect of its capital stock, other than dividends or distributions of a wholly owned subsidiary to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (i) the acquisition by LabCorp of shares of LabCorp common stock in connection with the surrender of shares of LabCorp common stock by holders of stock options in order to pay the exercise price of such LabCorp stock options, (ii) the withholding of shares of LabCorp common stock to satisfy tax obligations with respect to awards granted pursuant to LabCorp stock plans, (iii) the acquisition by LabCorp of any awards under the LabCorp stock plans in connection with the forfeiture of such awards and (iv) the acquisition by LabCorp of LabCorp common stock in connection with the exercise of rights under the LabCorp employee stock purchase plan, in each case that are outstanding as of the date of the merger agreement and in accordance with their terms as of that date;

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any shares of its capital stock or other equity interests (or any securities convertible into, exercisable or exchangeable for equity interests) to acquire, any such equity interests, other than with respect to any awards granted under any LabCorp stock plan;

•	amend the LabCorp charter or LabCorp bylaws in any manner that would prohibit, hinder, impede or delay the merger in any material respect, or have a material and adverse impact on the value of LabCorp common stock;

•	make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of LabCorp, other than as required by GAAP or any similar organization or by law;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

•	authorize any of, or commit agree to take any of the actions prohibited by any of the conduct of business covenants described above.

No Solicitation or Negotiation of Takeover Proposals

The merger agreement provides that neither Covance nor any of its subsidiaries will, and Covance will instruct and cause its and its subsidiaries’ respective directors, officers and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any takeover proposal (as defined below);

•	engage in, participate in or otherwise continue any discussions or negotiations with any person regarding any takeover proposal;

•	provide any non-public information to any person with respect to, or otherwise knowingly facilitate, any proposal or offer that constitutes or may reasonably be expected to lead to any takeover proposal; or

•	enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any takeover proposal other than a confidentiality agreement (any of which, other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the merger agreement, we refer to as an acquisition agreement).

Under the merger agreement, a takeover proposal means any inquiry, proposal or offer from any person or group of persons relating to (i) any direct or indirect acquisition or purchase in any manner of 15% or more of the consolidated total assets of Covance and its subsidiaries, taken as a whole, or 15% or more of outstanding shares of Covance common stock, (ii) any tender offer or exchange offer, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of Covance common stock or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving Covance or any of its subsidiaries that would result in any person or group (or the stockholders of any person) owning, directly or indirectly, (a) 15% or more of any class of equity securities of Covance or of the surviving entity in a merger or the resulting direct or indirect parent of Covance or such surviving entity or (b) businesses or assets (including capital stock of the subsidiaries of Covance) that constitute 15% or more of the consolidated revenues, net income or total assets of Covance and its subsidiaries.

Existing Discussions or Negotiations

In the merger agreement, Covance agreed to, and agreed to cause its subsidiaries to, and agreed to instruct and cause its and its subsidiaries’ respective directors, officers and other representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted prior to the date of the merger agreement with respect to any takeover proposal, or proposal or offer that could reasonably be expected to lead to any takeover proposal. Covance also agreed to promptly inform any such persons referred to in the preceding sentence of its obligations, and to promptly request from each person that has executed a confidentiality agreement in connection with its consideration of a takeover proposal to return or destroy all confidential information concerning Covance and any of its subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

Fiduciary Exception

At any time prior to (but not after) obtaining the requisite approval of the Covance stockholders to adopt the merger agreement at a Covance stockholder meeting (which we refer to as the Covance stockholder approval), if (i) the Covance board has determined in good faith after consultation with its outside legal counsel and financial advisor that an unsolicited bona fide written takeover proposal received after the date of the merger agreement either constitutes a superior proposal (as defined below) or would reasonably be expected to result in a superior proposal, (ii) the Covance board determines after consultation with and receiving advice of outside counsel that the failure to take such action would be inconsistent with the fiduciary duties of the Covance board to the Covance stockholders under applicable law, (iii) Covance has not breached its obligations not to solicit takeover proposals under the merger agreement and (iv) Covance has provided at least 24 hours prior written notice to LabCorp of its intent to take any of the following actions, then Covance may (provided that Covance first enters into a confidentiality agreement with the person making the takeover proposal containing terms no less favorable to Covance in the aggregate than those set forth in the confidentiality agreement between LabCorp and Covance entered into in connection with negotiation of the merger agreement):

•	furnish information with respect to Covance and its subsidiaries to the person making such unsolicited takeover proposal (provided that Covance concurrently provides (and in any event within 24 hours) to LabCorp any non-public information concerning Covance or its subsidiaries to be provided to such other person which was not previously provided to LabCorp); and

•	engage in discussions or negotiations with any such person regarding such takeover proposal.

Under the merger agreement, a superior proposal means any unsolicited, bona fide takeover proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing after the date of the merger agreement that the Covance board determines in good faith is reasonably likely to be consummated and that is on terms which the Covance board determines in good faith, if consummated, would be more favorable to the stockholders of Covance from a financial point of view than the merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of the merger agreement (including any changes to the financial and other terms of the merger agreement proposed by LabCorp to Covance within a specified number of days of LabCorp’s receipt of notice from Covance of such proposal in response to such proposal or otherwise).

Notice

Covance will promptly (and, in any event, within 24 hours) notify LabCorp if any takeover proposals are received by, any non-public information is requested in connection with any takeover proposal from, or any discussions or negotiation with respect to a takeover proposal are sought to be initiated or continued with, it, its subsidiaries or any of their respective representatives. In any such notice, Covance must indicate the name of such person and the material terms and conditions of any such proposals or offers (including, if applicable, copies of any written takeover proposal) and should continue to keep LabCorp informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations, including any change in Covance’s intentions as previously notified.

No Change in Recommendation or Alternative Acquisition Agreement

Subject to certain exceptions described below, the Covance board and each committee of the Covance board may not:

•	withdraw (or modify or qualify in a manner adverse to LabCorp), or publicly propose to withdraw (or modify or qualify in a manner adverse to LabCorp), the Covance recommendation to Covance stockholders that they vote in favor of the adoption of the merger agreement, which we refer to as the Covance recommendation, or recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any takeover proposal (any of which, we refer to as an adverse recommendation change);

•	approve or recommend, or publicly propose to approve or recommend, any acquisition agreement; or

•	cause or permit Covance or any of its subsidiaries to enter into any acquisition agreement.

Fiduciary Exception

However, at any time before the Covance stockholder approval is obtained, the Covance board may, subject to compliance by Covance with its obligations under the merger agreement not to solicit takeover proposals:

•	make an adverse recommendation change if the Covance board determines in good faith, after consultation with and receiving the advice of its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and/or

•	terminate the merger agreement and concurrent with such termination cause Covance to enter into an acquisition agreement providing for a superior proposal, which we refer to as a superior proposal termination, subject to the payment by Covance of any required termination fee.

However, the Covance board may not make an adverse recommendation change and/or effect a superior proposal termination until after at least five business days following LabCorp’s receipt of written notice from Covance advising that the Covance board intends to take such action and the basis for doing so. After providing such notice and prior to making such adverse recommendation change and/or effecting a superior proposal termination:

•	Covance must, during such five business day period, negotiate in good faith with LabCorp and its representatives with respect to any revisions to the terms of the transaction contemplated by the merger agreement proposed by LabCorp; and

•	at the conclusion of such five business day period, the Covance board must determine that the superior proposal would continue to be a superior proposal (or, in the case of an adverse recommendation change that does not involve a superior proposal, that the failure to effect such adverse recommendation change would continue to be inconsistent with its fiduciary duties to the Covance stockholders under applicable law), taking into account any changes to the terms of the merger agreement proposed by LabCorp and any other information provided by LabCorp in response to such notice during such five business day period.

Any amendment to the financial terms or other material terms of any takeover proposal will be deemed to be a new takeover proposal except that the five business day notice period for such new acquisition proposal will be two business days for such purposes.

Limits on Release of Standstill and Confidentiality

From the date of the merger agreement until the effective time, Covance may not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which Covance or any of its subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions of such agreements. However, Covance will be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person if the Covance board determines in good faith, after consultation with and receiving advice from its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Covance stockholders under applicable law, as long as Covance promptly advises LabCorp that it is taking such action and the identity of the party or parties with respect to which it is taking such action. In addition, Covance may permit a person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to avoid violating fiduciary duties under applicable law.

Certain Permitted Disclosure

Nothing in the merger agreement will prevent Covance from complying with its disclosure obligations under applicable U.S. federal or state law with regard to an acquisition proposal, except that Covance must nevertheless comply with its obligations under the merger agreement with respect to adverse recommendation changes to the extent complying with such disclosure obligations would result in an adverse recommendation change. In addition, any disclosure made by the Covance board to comply with such obligations under applicable U.S. federal or state law will be deemed an adverse recommendation change under the merger agreement if the Covance board does not publicly reaffirm the Covance recommendation in such disclosure.

Covance Stockholder Meeting

Covance must, (i) as promptly as reasonably practicable following the effectiveness of this proxy statement/prospectus, and in no event more than 45 days following effectiveness of this proxy statement/prospectus, establish a record date for, duly call and give notice of the special meeting and (ii) as promptly as practicable, convene and hold the special meeting and submit the merger agreement to its stockholders for adoption. Subject to the ability of the Covance board to make an adverse recommendation change pursuant to the terms of the merger agreement, Covance is required to, through the Covance board, recommend to its stockholders adoption of the merger agreement and include such recommendation in this proxy statement/prospectus, and to use reasonable best efforts to obtain from the Covance stockholders the approval of the proposal to adopt the merger agreement.

If Covance reasonably believes, on a date prior to the special meeting, that (i) it is necessary to postpone the special meeting to ensure any required supplement or amendment is provided to stockholders reasonably in advance of the meeting or (ii) Covance will not receive proxies sufficient to obtain the requisite stockholder approval to adopt the merger agreement or there will be insufficient shares of Covance common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the special meeting, Covance may adjourn or postpone the meeting (provided that any postponement or adjournment under clause (ii) of this sentence may not exceed 15 calendar days).

In the event that, during the three business days prior to the scheduled date of the special meeting, Covance delivers a notice of intent to make an adverse recommendation change or to terminate the merger agreement due to a superior proposal, LabCorp may direct Covance to postpone the special meeting for up to three business days and Covance must promptly, and in no event later than the next business day, postpone the special meeting in accordance with LabCorp’s direction, subject to Covance’s right to postpone the special meeting for a longer period as described in the preceding paragraph.

Notwithstanding any adverse recommendation change, Covance must nonetheless submit the merger agreement to its stockholders for adoption at the special meeting unless the merger agreement is terminated in accordance with its terms prior to such special meeting.

Efforts to Complete the Merger; Regulatory Approvals

LabCorp and Covance have each agreed to use their reasonable best efforts to, and to cause their respective affiliates to use their reasonable best efforts to:

•	take all actions necessary to cause the closing conditions in the merger agreement to be satisfied as promptly as practicable;

•	take all actions necessary to comply with all orders, decrees and requests imposed by governmental entities in connection with the merger;

•	obtain all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from governmental entities and make all necessary registrations, declarations and filings (including filings under the HSR Act) applicable to the transactions contemplated by the merger agreement and other registrations, declarations and filings with, or notices to, governmental entities;

•	subject to certain exceptions, obtain all consents, approvals and waivers from third parties reasonably requested by LabCorp in connection with the merger;

•	execute and deliver any additional instruments necessary to consummate the merger;

•	respond to any request for additional information received by any of the parties from any governmental entity in connection with the merger as promptly as reasonably practicable; and

•

take all action necessary to ensure that no state takeover statute is or becomes applicable to the merger agreement or the merger, and if any state takeover statute becomes applicable, take all action necessary to minimize the effect of such statute or regulation and ensure that the merger may be consummated as promptly as practicable on the terms contemplated by the merger agreement.

The foregoing obligations are subject to certain exceptions and limitations, including that neither LabCorp nor any of its affiliates will be required to (A) agree to or become subject to limitations on their right to control or operate LabCorp’s business or assets (including the business and assets of Covance and its subsidiaries after the effective time) or to exercise full ownership rights of such businesses, or (B) agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), or divest itself of all or any portion of its businesses, assets or operations (including the businesses, assets or operations of Covance and its subsidiaries after the effective time) (any such action referred to in (A) or (B) being referred to herein as a burdensome condition). Subject to the preceding sentence, each of LabCorp and Covance have agreed to defend through litigation on the merits any claim asserted in any court, administrative or other tribunal of a government entity acting pursuant to applicable antitrust laws in order to avoid entry of, or have vacated or terminated, any decree or judgment that would prevent consummation of the merger prior to June 2, 2015. Further, with respect to any government entity in connection with the transactions, without the consent of LabCorp, neither Covance nor its subsidiaries may discuss or commit to any divestiture transaction or alteration of Covance’s businesses or commercial practices, or otherwise take or commit to any action that would limit LabCorp’s freedom of action with respect to its business (including the business of Covance and its subsidiaries after the effective time) or limit LabCorp’s ability to receive the full benefits of the merger agreement and the transactions contemplated thereby.

LabCorp and Covance have agreed that neither party will acquire any assets or business, nor will any party permit its subsidiaries to do the same, if doing so would reasonably be expected to impair or result in the failure to obtain antitrust authorizations, to result in commencement of litigation which could prevent or impair the transactions or result in the failure to obtain or delay receipt of governmental approvals necessary for consummation of the merger.

In addition, Covance and its subsidiaries have agreed to reasonably cooperate with LabCorp, to the extent Covance can do so without materially disrupting its ordinary course business operations, to determine a tax efficient way to distribute or otherwise transfer cash and other assets from foreign subsidiaries to the United States.

LabCorp and Covance have agreed that neither party will agree to participate in a substantive meeting, telephone call or discussion with any government entity in respect of any filings, litigation, investigation or other inquiry unless such party consults the other party in advance, and to the extent permitted by such government entity, give the other party the opportunity to attend and participate in such meeting, telephone call and discussion. The parties have also agreed to provide each other with copies of all correspondence, filings or communications between such party and its representatives and any government officials with respect to the merger agreement and the transactions contemplated thereby (provided that such documents may be redacted in certain circumstances).

Employee Benefits

From the effective time until the first anniversary of the closing of the merger, LabCorp has agreed to provide each employee of Covance and its subsidiaries with (i) annual base compensation and annual target cash incentive amounts, no less in the aggregate than, (ii) severance benefits, no less favorable than, and (iii) employee pension and welfare benefits (excluding benefits under any defined benefit pension plan), substantially comparable in the aggregate to, in each case, the salary, incentives, severance and pension and welfare benefits provided to Covance’s employees prior to the effective time.

The parties have agreed that with respect to all plans in which Covance employees are eligible to participate after the closing date of the merger (including any vacation, paid time-off and severance plans, but excluding any plan frozen to new participants or any defined benefit pension plan or any plan providing for post-retirement medical benefits), for purposes of determining eligibility to participate, level of benefits or vesting, each Covance employee’s service with Covance or any of its subsidiaries will be treated as service with LabCorp or any of its subsidiaries to the extent such service would have been recognized by Covance or its subsidiaries under analogous benefit plans prior to the effective time; provided that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of determining eligibility to receive discretionary contributions under LabCorp’s employees’ savings plan and (iii) for determining eligibility under LabCorp’s employee stock purchase plan.

As of the effective time, LabCorp has agreed to waive any limitations, exclusions, or waiting periods under its welfare benefit plans and will recognize specified benefits arrangements.

Financing of the Merger

LabCorp plans to fund the cash portion of the per share merger consideration from a combination of cash on hand and third party debt financing, which may include some combination of a senior unsecured term loan facility, as described below, the issuance of senior unsecured notes, and/or, to the extent necessary, borrowings under the bridge facility described below.

On December 19, 2014, LabCorp entered into a term loan credit facility with Bank of America, as administrative agent, and the term loan lenders, pursuant to which the term loan lenders have provided commitments for a $1.0 billion five-year senior unsecured term loan credit facility. The term loan credit facility is for the purpose of financing a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The term loan credit facility will be advanced in full on the closing date of the merger and the conditions to funding the term loan credit facility on the closing date of the merger are substantially the same as the below described conditions to funding the bridge facility. The term loan credit facility will mature 5 years after the closing date of the merger and may be prepaid without penalty. The $1.0 billion of term loan commitments made under the term loan credit facility reduces the commitments made under the bridge facility dollar for dollar.

When funded, the term loan credit facility will accrue interest at a per annum rate equal to, at the Company’s election, either a LIBOR rate plus a margin ranging from 1.125% to 2.00%, or a base rate determined according to a prime rate or federal funds rate plus a margin ranging from 0.125% to 1.00%. The interest margin applicable to the term loan credit facility is based on the Company’s senior credit ratings as determined by Standard & Poor’s and Moody’s, which are currently BBB+ and Baa2, respectively. Until the earlier of the closing date of the merger or the date the term loan credit facility commitments are terminated, a ticking fee shall accrue on the unfunded term loan credit facility commitments in an amount equal to 0.15% per annum of such unfunded commitments.

On November 2, 2014, in connection with entering into the merger agreement, LabCorp entered into a bridge facility commitment letter with the commitment parties: Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo and Wells Fargo Securities, LLC. On December 19, 2014, certain other financial institutions joined the bridge facility commitment letter as commitment parties under a joinder letter pursuant to which a portion of the commitments under the bridge facility were assigned to such joining financial institutions.

The commitment parties have agreed to provide a financing commitment for a $4.25 billion senior unsecured bridge term loan credit facility, which upon entry into the term loan credit facility was reduced to a $3.25 billion commitment, comprising a $2.85 billion 364-day unsecured debt bridge tranche and a $400 million 60-day unsecured cash bridge tranche for the purpose of financing a portion of the cash consideration and the fees and expenses in connection with the transactions contemplated by the merger agreement. The bridge facility may be drawn only in a single drawing on the closing date of the merger and may be prepaid without penalty.

The $2.85 billion senior unsecured debt bridge tranche would mature 364 days after the closing date of the merger and the $400 million unsecured cash bridge tranche would mature 60 days after the closing date of the merger.

The bridge facility would bear interest at a rate per annum equal to, at LabCorp’s election:

•	LIBOR (calculated on a 360-day basis) plus an applicable LIBOR margin, which varies from 1.25% to 2.75% depending on LabCorp’s debt rating and for how long the bridge facility is outstanding; or

•	a base rate (calculated on a 365/366-day basis) that is customary for financings like the bridge facility plus an applicable base rate margin that is equal to the relevant applicable LIBOR margin minus 1.0%.

Borrowings under the bridge facility and the term loan facility, respectively, will be subject to certain conditions, including:

•	the completion of the merger substantially concurrently with the closing under the bridge facility and the term loan facility, respectively, in accordance with the merger agreement;

•	the delivery to certain of the commitment parties of certain financial statements and pro forma financial statements relating to LabCorp and Covance;

•	LabCorp shall have received a debt rating for senior, unsecured non-credit enhanced long-term indebtedness from each of Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc.;

•	the absence, since November 2, 2014, of a material adverse effect on Covance, which for purposes of the bridge facility commitment letter is defined in a manner similar to the definition of material adverse effect in the merger agreement; and

•	certain other customary closing conditions.

Under the bridge facility, Bank of America acts as the administrative agent and Wells Fargo acts as the syndication agent. The agents and the other commitment parties or their respective affiliates have from time to time performed, and may in the future perform, various investment banking, financial advisory, commercial banking, transfer agent and/or other services for LabCorp for which they have been paid, or will be paid, customary fees.

The foregoing description of the bridge facility does not purport to be a complete description of its terms, and is qualified in all respects by reference to the complete text of the bridge facility commitment letter, a copy of which is filed as an exhibit to LabCorp’s Form 8-K filed on November 3, 2014 and is incorporated herein by reference.

LabCorp anticipates that some or all of the bridge facility will be replaced by the issuance of senior unsecured notes by LabCorp through a public offering or in a private placement. There can be no assurance that such replacement financing will be obtained. LabCorp’s ability to obtain additional debt financing will be subject to various factors, including market conditions, operating performance and credit ratings. For a description of certain risks associated with the financing of the merger, see “Risk Factors—Risks Relating to the Combined Company Upon Completion of the Merger—If the merger is consummated, LabCorp will materially reduce its cash balances and incur a substantial amount of debt to finance the cash consideration and pay related fees and expenses in connection with the merger, which could, among other things, restrict its ability to engage in additional transactions or incur additional indebtedness” beginning on page 56 of this proxy statement/prospectus.

Treatment of Existing Covance Senior Notes

With respect to Covance’s $250 million principal amount in existing senior notes, the merger agreement provides that, at LabCorp’s request, Covance shall (a) commence a tender offer to purchase the existing senior notes, the closing of which shall be conditioned on the closing of the merger, or (b) issue a notice of optional redemption for all outstanding principal amount of the existing senior notes and redeem the existing senior notes on the effective date of the merger at the price provided for in the note purchase agreement for the existing senior notes, including a make-whole amount, subject to obtaining the consent of the required number of holders of the existing senior notes to make such redemption conditional on closing of the merger. LabCorp is not required to request that Covance take the actions described in the preceding sentence and may seek, in lieu thereof, an amendment to the existing senior note terms to provide for certain changes in the covenants associated with the existing senior notes and assume the obligations thereunder directly. In the event any existing senior notes remain outstanding following the closing of the merger, under the terms of the note purchase agreement, Covance is required to offer to purchase all such existing senior notes at 100% of their principal amount plus accrued interest. In addition, following the closing of the merger, LabCorp may elect to cause Covance, as its wholly owned subsidiary, to issue a notice of optional redemption and redeem any or all existing senior notes at the price provided for in the note purchase agreement, including a make-whole amount.

Indemnification and Insurance

The indemnification rights of any director, officer, employee or agent of Covance or any of its subsidiaries or predecessors provided for in any organizational document or other agreement that existed at or prior to the merger will survive the merger. The merger agreement requires LabCorp and the surviving corporation to jointly and severally indemnify any person who is or was an officer or director of Covance or any of its subsidiaries or predecessors for a period of six years after the merger.

Covance may (or at the request of LabCorp shall use commercially reasonable efforts to) obtain prepaid directors’ and officers’ liability insurance policies with respect to acts or omissions occurring at or prior to the merger for six years from the merger, on terms with respect to coverage and amounts no less favorable than those of Covance’s current policies. However, Covance, without the consent of LabCorp, may not expend greater than 300% of the annual premiums currently paid by Covance. If Covance does not obtain such a “tail” insurance policy, the merger agreement requires LabCorp to maintain for a period of six years after completion of the merger Covance’s current directors’ and officers’ liability insurance policies, or policies on terms with respect to coverage and amounts no less favorable than those of the current policies, with respect to acts or omissions occurring at or prior to completion of the merger. However, LabCorp will not be obligated to pay for annual coverage in excess of 300% of the annual premiums currently paid by Covance, but will still be required to provide such coverage as may be obtained without exceeding the cap.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between the parties in the preparation of this proxy statement/prospectus;

•	the obligation, subject to certain exceptions described below, of each party to pay the fees and expenses incurred by such party in connection with the merger;

•	cooperation between the parties in connection with public announcements;

•	causing any dispositions of Covance equity securities resulting from the merger and any acquisitions of LabCorp common stock resulting from the merger by each individual who may become subject to reporting requirements under the securities laws to be exempt from Section 16(b) of the Exchange Act;

•	LabCorp, in its capacity as sole stockholder of Merger Sub, delivering a written consent adopting the merger agreement;

•	LabCorp causing Merger Sub and the surviving corporation, as applicable, to fully comply with all respective obligations under the merger agreement;

•	cooperation between the parties to de-list Covance’s securities from NYSE and de-register Covance’s securities under the Exchange Act; and

•	Covance providing LabCorp with the opportunity to participate in (but not control) the defense of any securityholder litigation relating to the merger, subject to certain conditions.

Conditions to Completion of the Merger

The obligations of each of Covance and LabCorp to effect the merger are subject to the satisfaction, or waiver, of the following conditions:

•	the approval of the proposal to adopt the merger agreement by the holders of a majority of the outstanding shares of Covance common stock entitled to vote thereon at the special meeting;

•	the waiting period (or any extension thereof) applicable to the merger under the HSR Act having expired or been earlier terminated;

•	the absence of any law, regulation, order, judgment or injunction that restrains, enjoins or otherwise prohibits the closing of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	the shares of LabCorp common stock to be issued in the merger having been approved for listing on NYSE, subject to official notice of issuance.

The obligations of LabCorp and Merger Sub to effect the merger are subject to the satisfaction, or waiver, of the following additional conditions:

•	the representations and warranties of Covance relating to capital structure, absence of a Covance material adverse effect since June 30, 2014 and the required vote of the Covance stockholders to approve the proposal to adopt the merger agreement being true and correct as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except, in the case of Covance’s representation relating to capital structure, for inaccuracies that are de minimis in the aggregate;

•	the representations and warranties of Covance relating to organization, standing and corporate power and authority, state takeover statutes and brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	all other representations and warranties of Covance being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Covance;

•	Covance having performed or complied with, in all material respects, its obligations under the merger agreement to be performed or complied with at or prior to the closing of the merger;

•	receipt by LabCorp of a certificate executed by the chief financial officer of Covance certifying as to the satisfaction of the conditions described in the preceding four bullets; and

•	the expiration or termination of the waiting period (or any extension thereof) applicable to the merger under the HSR Act without the imposition of a burdensome condition.

In addition, the obligations of Covance to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of LabCorp and Merger Sub relating to capital structure, absence of a LabCorp material adverse effect since June 30, 2014 and the absence of LabCorp stockholder voting requirements being true and correct as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except, in the case of LabCorp’s representation relating to capital structure, for inaccuracies that are de minimis in the aggregate;

•	the representations and warranties of LabCorp and Merger Sub relating to organization, standing and corporate power, corporate authority and brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	all other representations and warranties of LabCorp and Merger Sub being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to LabCorp;

•	LabCorp and Merger Sub having performed or complied with, in all material respects, their respective obligations under the merger agreement required to be performed or complied with at or prior to the closing of the merger; and

•	receipt by Covance of a certificate executed by an executive officer of LabCorp certifying as to the satisfaction of the conditions described in the preceding four bullets.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after the receipt of the Covance stockholder approval, by delivery of written notice to the other parties to the merger agreement under the following circumstances:

•	by mutual written consent of LabCorp and Covance; or

•	by either LabCorp or Covance:

•	if the merger is not consummated by June 2, 2015; provided, however, that this right to terminate the merger agreement will not be available to any party if the failure of such party (and in the case of LabCorp, Merger Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before such date, which we refer to as an outside date termination;

•	if any law, regulation, order, judgment or injunction enacted, issued, promulgated, enforced or entered by any court or other governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger becomes final and nonappealable; provided that the party seeking to terminate the agreement has complied in all material respects with its obligations under the merger agreement regarding its efforts to obtain regulatory approvals necessary to consummate the merger, which we refer to as a legal restraint termination; or

•	if the Covance stockholders fail to approve the proposal to adopt the merger agreement at the special meeting or at any adjournment or postponement thereof, which we refer to as a stockholder no-vote termination; or

•	by Covance:

•	if LabCorp or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions to Covance’s obligations to complete the merger with respect to LabCorp’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to June 2, 2015; provided that Covance does not have the right to terminate the merger agreement as a result of such breach if Covance is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement, which we refer to as a Covance termination for LabCorp breach; or

•	at any time prior to (but not after) obtaining the Covance stockholder approval, if the Covance board authorizes Covance to enter into, and Covance enters into, an acquisition agreement with respect to a superior proposal (so long as Covance has complied with the non-solicitation obligations set forth in the merger agreement and has paid the applicable termination fee to LabCorp on the date of such termination), which we refer to as a Covance superior proposal termination; or

•	by LabCorp:

•	if Covance has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of LabCorp’s and Merger Sub’s obligations to complete the merger with respect to Covance’s representations and warranties or covenants, as applicable, are not satisfied and such breach or failure to perform is incapable of being cured prior to June 2, 2015; provided that LabCorp does not have the right to terminate the merger agreement as a result of such breach if either LabCorp or Merger Sub is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement, which we refer to as a LabCorp termination for Covance breach; or

•	if the Covance board (i) fails to include its recommendation to the Covance stockholders for the approval of the proposal to adopt the merger agreement in this proxy statement/prospectus, (ii) approves or recommends, or publicly proposes to approve or recommend any acquisition agreement, (iii) makes an adverse recommendation change or (iv) fails to publicly reaffirm the Covance stockholder recommendation within five business days of a request by LabCorp to make such public reaffirmation following Covance receiving a public takeover proposal (other than in the case of a takeover proposal in the form of a tender or exchange offer) that has not been withdrawn (provided that LabCorp may make any such request only once in any 15-day period, exclusive of the five business day period by the end of which Covance is required to reaffirm the board recommendation), which we refer to as a termination for change in recommendation.

Termination Fees and Expenses

Covance will be required to pay a termination fee of $200 million to LabCorp if:

•	a Covance superior proposal termination has occurred;

•

(i) after the date of the merger agreement, a takeover proposal is made to Covance directly, is made to the Covance stockholders generally, is publicly announced or otherwise becomes publicly known; and

(ii) thereafter, any of the following occur: (A) a stockholder no-vote termination, (B) an outside date termination (if the Covance stockholder meeting had not been held by June 2, 2015), or (C) a LabCorp termination for Covance breach (provided that, unless the breach that gave rise to such termination was a breach by Covance of its non-solicitation obligations under the merger agreement, such breach occurred when the takeover proposal referred to in clause (i) was pending and not withdrawn; however, such takeover proposal will not be deemed to have been withdrawn if, within 12 months of such termination, Covance or any of its subsidiaries enters into a definitive agreement providing for, or the Covance board approves or recommends, or does not oppose, or Covance consummates, a takeover proposal made by such person); and (iii) within 12 months after such termination, Covance enters into a definitive agreement to consummate or consummates the transactions contemplated by any takeover proposal (with the percentages set forth in the definition thereof changed from 15% to 50%); or

•	LabCorp effects a termination for change in recommendation.

If the merger agreement is terminated pursuant to the first bullet above, the termination fee must be paid on the date of termination of the merger agreement. If the termination is made pursuant to the second bullet above, the termination fee must be paid on the earlier of (i) the date of entry into a definitive agreement with respect to a takeover proposal or (ii) the date of consummation of the transaction referenced in clause (iii) of the second bullet above. If the termination is made pursuant to the third bullet above, the termination fee must be paid within three business days of the date of termination.

Covance will be required to reimburse LabCorp for all documented out-of-pocket expenses, including those of the exchange agent and its representatives, incurred by LabCorp or Merger Sub in connection with the merger agreement and the transactions contemplated thereby in the event of (i) an outside date termination (but only if the Covance stockholder meeting has not been held by June 2, 2015), (ii) a LabCorp termination for Covance breach or (iii) a stockholder no-vote termination, in the case of (i) or (ii), up to a maximum amount of $50 million, and in the case of (iii), up to a maximum amount of $30 million. Any termination fee payable by Covance will be offset by the amount of any of LabCorp or Merger Sub’s expenses previously reimbursed pursuant to the merger agreement.

LabCorp will be required to pay a termination fee of $305 million to Covance if:

•	(i) an outside date termination or a legal restraint termination occurs or (ii) a Covance termination for LabCorp breach occurs because of a failure by LabCorp to comply with its obligations with respect to efforts and undertakings required to obtain approvals from antitrust authorities;

•	at the time of such termination, at least one of the following is true leading to the failure of a closing condition: (i) the waiting period (or any extension thereof) applicable to the completion of the merger under the HSR Act shall not have expired or been terminated, (ii) a governmental entity, acting pursuant to any antitrust law, shall have enacted or entered a law, injunction, order, or judgment restraining, enjoining or otherwise prohibiting the merger or (iii) approval under the HSR Act shall have included or been conditioned upon a burdensome condition; and

•	at the time of termination, all closing conditions other than any one of the three closing conditions referenced in the previous bullet shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger so long as such conditions would be satisfied or would be capable of being satisfied if the closing occurred on the date of such termination).

If Covance or LabCorp, as the case may be, fails promptly to pay any of the foregoing fees or expenses, and, in order to obtain such payment, Covance or LabCorp, as the case may be, commences a suit that results in a judgment against the other party for the payment of such fees or expenses, such paying party must pay to the other party or parties, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Expenses

Subject to certain exceptions, including the obligation of Covance to pay the expenses of LabCorp up to a certain amount if the merger agreement is terminated under certain circumstances as discussed above, all fees, costs and expenses incurred by any party to the merger agreement or on its behalf in connection with the merger agreement and the transactions expressly contemplated by the merger agreement will be paid by the party incurring such expenses.

Covance will be required to reimburse LabCorp for all documented out-of-pocket expenses, including those of the exchange agent and its representatives, incurred by LabCorp or Merger Sub in connection with the merger agreement and the transactions contemplated thereby in the event of (i) an outside date termination (but only if the Covance stockholder meeting has not been held by June 2, 2015), (ii) a LabCorp termination for Covance breach or (iii) a stockholder no-vote termination, in the case of (i) or (ii), up to a maximum amount of $50 million, and in the case of (iii), up to a maximum amount of $30 million. Any termination fee payable by Covance will be offset by the amount of any of LabCorp or Merger Sub’s expenses previously reimbursed pursuant to the merger agreement.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the approval of the Covance stockholders required to adopt the merger agreement. However, after such stockholder approval has been obtained, there may not be, without further approval of the Covance stockholders, any amendment of the merger agreement for which applicable law requires such further stockholder approval. Further, no amendment to the amendment provision or the provisions related to financing sources will be effective except with prior written consent of the financing sources to such amendments.

At any time prior to the effective time, LabCorp, Merger Sub and Covance may by written agreement (i) extend the time for performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Remedies

The parties have agreed in the merger agreement that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of the merger agreement were not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy for such occurrence. The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable or contrary to law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that there is otherwise an adequate remedy at law.

No Third Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties thereto any legal or equitable remedies, except for:

•	the indemnification rights of the directors, officers, employees and agents of Covance and its subsidiaries;

•	certain rights of the financing sources as set forth in the merger agreement; and

•	the right to enforce payment of the per share merger consideration of holders of Covance common stock, Covance restricted stock, Covance stock options, Covance restricted stock units and Covance deferred stock units at or immediately prior to the effective time.

ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR COVANCE’S NAMED EXECUTIVE OFFICERS

Item 2. The Advisory Proposal Concerning Merger-Related Compensation Arrangements for Covance’s Named Executive Officers

(Item 2 on the Covance Proxy Card)

As required by Section 14A of the Exchange Act of 1934 and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, Covance is required to submit a proposal to Covance stockholders for a non-binding, advisory vote to approve the compensation that Covance’s named executive officers may be entitled to receive from Covance that is based on or otherwise relates to the merger.

The compensation that Covance’s named executive officers may be entitled to receive from Covance that is based on or otherwise relates to the merger is summarized and included in the section entitled “Interests of Covance’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 129 of this proxy statement/prospectus. That summary includes all compensation and benefits that may be paid or become payable to Covance’s named executive officers by Covance that is based on or otherwise relate to the merger.

The Covance board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus.

The Covance board recommends that Covance stockholders approve the following resolution:

“RESOLVED, that the stockholders of Covance approve, on a non-binding, advisory basis, the compensation that will or may become payable to Covance’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled ‘Interests of Covance’s Directors and Executive Officers in the Merger—Golden Parachute Compensation.’”

The affirmative vote of a majority of the shares of Covance common stock represented (in person or by proxy) at the Covance special meeting and entitled to vote on such proposal is required to approve the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers. The vote on the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote not to approve the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers and vote to adopt the merger agreement. Because the vote on the advisory proposal concerning merger-related compensation arrangements for Covance’s named executive officers is advisory only, it will not be binding on either Covance or LabCorp. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Covance stockholders.

The Covance board recommends a vote FOR the proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Covance’s named executive officers in connection with the merger (Item 2).

INTERESTS OF COVANCE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Overview

Covance executive officers and directors have interests in the merger that are different from, or in addition to, those of Covance stockholders generally. In considering the recommendations of the Covance board, including that you vote to approve the proposal to adopt the merger agreement, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the merger, the Covance board was aware of these interests and considered them, along with other matters described in the section entitled “The Merger—Recommendation of the Covance Board; Covance’s Reasons for the Merger” beginning on page 78 of this proxy statement/prospectus. As described in more detail below, these interests include:

•	each Covance stock option that is outstanding immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for the right to receive a cash payment equal to the number of shares of Covance common stock subject to the Covance stock option multiplied by the excess, if any, of (i) the sum of (a) the stock consideration multiplied by the average LabCorp stock price plus (b) the cash consideration (which sum we refer to as the equity award consideration) over (ii) the exercise price per share of such Covance stock option (less any applicable withholding taxes), and will be paid within 10 business days after the closing date;

•	each share of Covance restricted stock that is issued and outstanding immediately prior to the closing date plus one half of the number of shares of Covance restricted stock (or Covance common stock) that could be issued based on the achievement of all applicable performance conditions for open performance periods at maximum performance (subject to the restricted stock limitation) will vest and become free of restrictions and at the closing will be canceled in exchange for the right to receive the per share merger consideration, and will be paid within 10 business days after the closing date. Covance officers and directors are not eligible to receive rollover restricted stock;

•	each Covance restricted stock unit that is outstanding immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for the right to receive a cash payment equal to the number of shares of Covance common stock subject to the Covance restricted stock unit multiplied by the equity award consideration (less any applicable withholding taxes), and will be paid within 10 business days after the closing date;

•	each Covance deferred stock unit that is outstanding immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for the right to receive the per share merger consideration and will be paid within 10 business days after the closing date;

•	for executive officers with account balances under the Covance Executive Deferral Plan, the payment of all vested account balances under the Executive Deferral Plan in a lump sum immediately following the closing date;

•	for executive officers eligible to participate in the Covance Supplemental Executive Retirement Plan, which we refer to as the SERP, additional service and age credit for purposes of vesting in, and determining the amount of, supplemental retirement benefits under the SERP upon certain types of termination of employment following the closing date;

•	certain severance payments and benefits under Covance executive officers’ executive employment agreements payable upon certain types of termination of employment following the closing date; and

•	the entitlement to the indemnification benefits in favor of Covance directors and executive officers, as described in more detail in the sections entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 117 of this proxy statement/prospectus and “Comparison of Stockholders’ Rights—Indemnification of Directors and Officers” beginning on page 144 of this proxy statement/prospectus.

Treatment of Covance Stock Options, Restricted Stock, Restricted Stock Units and Deferred Stock Units

Upon completion of the merger, outstanding Covance stock options, Covance restricted stock, Covance restricted stock units and Covance deferred stock units, which we refer to collectively as equity-based awards, in each case, whether vested or unvested, will be canceled. In connection with the merger:

•	Each Covance stock option that is outstanding immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for the right to receive a cash payment equal to the number of shares of Covance common stock subject to the Covance stock option multiplied by the excess of the equity award consideration over the exercise price per share of such Covance stock option (less any applicable withholding taxes), and will be paid within 10 business days after the closing date.

•	Each share of Covance restricted stock that is issued and outstanding immediately prior to the closing date plus one half of the number of shares of Covance restricted stock (or Covance common stock) that could be issued based on the achievement of all applicable performance conditions for open performance periods at maximum performance (subject to the restricted stock limitation), will vest and become free of restrictions and at the closing will be canceled in exchange for the right to receive the per share merger consideration, and will be paid within 10 business days after the closing date. Covance officers and directors are not eligible to receive rollover restricted stock.

•	Each Covance restricted stock unit that is outstanding immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for the right to receive a cash payment equal to the number of shares of Covance common stock subject to the Covance restricted stock unit multiplied by the equity award consideration (less any applicable withholding taxes), and will be paid within 10 business days after the closing date.

•	Each Covance deferred stock unit, that is outstanding immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for the right to receive the per share merger consideration and will be paid within 10 business days after the closing date.

The table below sets forth, for each Covance executive officer and director, (i) the number of outstanding unvested Covance stock options, (ii) the number of shares of Covance restricted stock issued and outstanding plus one half of the number of shares of Covance restricted stock (or Covance common stock) that could be issued based on the achievement of all applicable performance conditions for open performance periods at maximum performance (as subject to applicable limits) and (iii) the number of Covance deferred stock units, in each case, that was held by such executive officer and director as of December 31, 2014, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. The number of equity-based awards shown do not attempt to forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following the date of this proxy statement/prospectus. Depending on when the closing date occurs, certain equity-based awards shown in the table may vest in accordance with their terms.

The table below also sets forth the total amount, based on the number of equity-based awards determined as described above, per individual, payable in respect of such equity-based awards on the closing date, which we assume to be December 31, 2014 for these purposes, with such amounts calculated by multiplying the number of Covance stock options by the excess, if any, of the equity award consideration over the exercise price per share of Covance common stock, and by multiplying the number of shares of Covance restricted stock and Covance deferred stock units by the equity award consideration. For purposes of this table, the equity award consideration is assumed to equal $100.79, the average closing market price of Covance common stock on NYSE over the first five business days following the first public announcement of the transaction on November 3, 2014.

Covance executive officers also hold vested stock options, which, provided they remain unexercised on the closing date, will be canceled in exchange for the equity award consideration, as described above. The number and value of vested Covance stock options held by Covance executive officers is not included in the table below. Covance directors also hold vested deferred stock units, which will be canceled in exchange for the per share merger consideration, as described above. The number and value of vested Covance deferred stock units held by Covance directors is not included in the table below.

The equity award consideration depends on the per share price of LabCorp common stock prior to the closing date (which is not determinable at this time) and therefore the actual equity award consideration may be different from the estimated equity award consideration.

	Covance Equity Awards
Name	Unvested Stock Options (#)	Restricted Stock (#)	Deferred Stock Units (#)	Amount ($)
Named Executive Officers
Joseph L. Herring	162,675	100,435	—	$14,372,768
Alison A. Cornell	23,089	32,007	—	3,650,249
Richard F. Cimino	25,575	42,550	—	4,835,898
Deborah L. Keller	26,700	44,460	—	5,051,648
William E. Klitgaard	21,575	12,440	—	1,833,378
Other Executive Officers
James Lovett	24,300	14,868	—	2,123,382
John Watson	22,975	40,900	—	4,669,594
Brian Nutt	378	1,655	—	186,701
Directors
Robert Barchi	—	—	2,426	244,517
Gary E. Costley	—	—	2,426	244,517
Sandra L. Helton	—	—	2,426	244,517
John McCartney	—	—	2,426	244,517
Joseph C. Scodari	—	—	2,426	244,517
Bradley T. Sheares	—	—	2,426	244,517

Executive Deferral Plan

Pursuant to the Executive Deferral Plan, certain key employees may voluntarily defer up to 50% of their base salary and 70% of their annual performance-based cash incentive. This plan is intended to allow executives to take advantage of the potential tax benefits from deferring plan year income. Covance matches a portion of employee deferrals in the Executive Deferral Plan, and certain employees may be provided with an enhanced match. Executive officers that participate in the SERP, as described below, are not eligible to receive a match for any deferrals in the Executive Deferral Plan.

All executive officers are already fully vested in their account balances under the Executive Deferral Plan as of the date of this proxy statement/prospectus. Immediately following the closing date, Covance will distribute all account balances in a lump sum to participants in the Executive Deferral Plan, including the Covance executive officers.

Supplemental Executive Retirement Plan

The SERP is an unfunded, defined benefit-type pension plan that provides a pension benefit to certain Covance executives, including certain Covance executive officers, equal to up to 40% of the executive’s final average earnings. Vesting occurs after five years of service as a plan participant. In 2011, the compensation committee of the Covance board closed the SERP to new plan entrants. Existing SERP participants retain this benefit according to the plan terms.

Under the terms of the SERP, in the event an executive is terminated involuntarily by Covance or resigns due to a “constructive termination” (as defined below in the section entitled “—Individual Employment

Arrangements”) following completion of the merger and prior to the second anniversary thereof, each executive officer who is a participant in the SERP will be entitled to an additional three years of service credit and three years of age credit for purposes of both vesting in and determining the amount of benefits payable under the SERP. The amount of the SERP benefit, as increased, will be paid to each executive in a lump sum following a qualifying termination of employment after the completion of the merger. The table below quantifies the incremental benefit each executive officer would receive under the SERP assuming the consummation of the merger occurred on December 31, 2014 and the employment of the executive officer was terminated involuntarily or for “constructive termination” on such date:

Name	SERP Benefits ($)
Named Executive Officers
Joseph L. Herring	$4,077,106
Alison A. Cornell	—
Richard F. Cimino	920,171
Deborah L. Keller	484,150
William E. Klitgaard	1,316,393
Other Executive Officers
James Lovett	314,180
John Watson	868,524
Brian Nutt	—

Individual Employment Arrangements

Each of Covance’s executive officers (other than Brian H. Nutt) is party to an employment letter agreement with Covance, which we refer to collectively as the executive agreements. The executive agreements provide enhanced severance and other separation benefits in the event an executive officer experiences a qualifying termination of employment in conjunction with the completion of a transaction such as the merger.

The executive agreements provide that, in the event the executive is terminated by Covance without “cause” (as defined below) or resigns due to a “constructive termination” (as defined below) following completion of the merger and prior to the second anniversary thereof, subject to the executive officer’s execution and non-revocation of a release of claims in favor of Covance, he or she will be paid a lump sum cash amount (less any required withholding taxes) within 60 days following the closing of the merger (subject to any delays required by Section 409A of the Internal Revenue Code) equal to the sum of three times the sum of such executive’s annual base salary and target annual incentive award for the year of termination.

In addition, each executive with an executive agreement would also be entitled to reimbursement for limited outplacement assistance and continued welfare benefits until the earlier of three years following the closing of the merger, or upon attaining comparable coverage under a new employer. Finally, all stock options, restricted stock, deferred compensation and any similar benefits held by an executive that remain unvested will become vested on the date such executive is terminated.

For purposes of the executive agreements, “cause” is generally defined as the occurrence of any of the following events: (i) the executive’s conviction of, or plea of guilty or nolo contendere to, a felony or a misdemeanor if such misdemeanor involves moral turpitude; (ii) the executive’s commission of any act of gross negligence or intentional misconduct in the performance or non-performance of the executive’s duties as an employee of Covance or its affiliates, including without limitation, any actions which constitute sexual harassment under applicable laws, rules or regulations; (iii) the executive’s failure to perform his or her duties assigned for a period of 30 or more days, unless such failure is caused by an extended disability or (iv) the executive’s misappropriation of assets, personal dishonesty or intentional misrepresentation of facts which may cause Covance or its affiliates financial or reputational harm.

For purposes of the executive agreements, “constructive termination” is generally defined as: (i) a material breach by Covance of the executive agreement, including, without limitation, a reduction in the executive’s then current salary or the percentage of base salary eligible for incentive compensation; (ii) a diminution of the executive’s responsibilities, status, title or duties under the executive agreement; (iii) a relocation of the executive’s work place which increases the distance between the executive’s principal residence and his or her work place by more than 25 miles; (iv) a failure by Covance to provide the executive with benefits which are as favorable to the executive in all material respects as those provided immediately prior to a transaction such as the merger; or (v) the failure of any acquiror or successor in interest to the business of Covance to agree in writing to be bound by the terms of the executive agreement within four months of a transaction such as the merger.

Mr. Nutt does not have an executive agreement providing for severance payments as discussed above. Instead, Mr. Nutt is a participant in the Covance Severance Pay Plan. Upon a termination entitling him to severance under the Severance Pay Plan, Mr. Nutt will be eligible to receive two weeks’ pay for each year of service, with a minimum benefit of 8 weeks’ pay and a maximum benefit of 39 weeks’ pay.

Each of the executive officers (other than Mr. Nutt) is subject to a reduction of their payments under the executive agreements if such payments are subject to the golden parachute excise tax under Section 4999 of the Internal Revenue Code to the extent such reduction would result in the executive retaining a greater after-tax amount of such payments.

Each of the executive officers is subject to post-termination non-competition and non-solicitation covenants under a confidentiality and non-competition agreement entered into between Covance and the executive officer.

New Management Arrangements

Except as described below, as of the date of this proxy statement/prospectus, no new employment, equity contribution or other agreements between any Covance executive officer or director, on the one hand, and Covance or LabCorp, on the other hand have been entered into. The merger is not conditioned upon any executive officer or director of Covance entering into any such agreement.

LabCorp and Mr. Herring have entered into a nonbinding term sheet, which spells out how Mr. Herring’s existing employment agreement is expected to be amended prior to the consummation of the merger. The term sheet provides that:

Mr. Herring would serve as the chief executive officer of LabCorp’s Covance Division, reporting to LabCorp’s Chief Executive Officer following closing and through at least July 31, 2015, subject to extension upon mutual agreement of the parties. LabCorp and Mr. Herring currently expect that Mr. Herring will remain with LabCorp through 2015 to continue to help with transition.

Mr. Herring would be entitled to receive an annualized base salary of $1,000,000 and would be eligible to receive a pro-rated annual target bonus for 2015 based on 120% of his annualized base salary. Mr. Herring’s performance goals and actual payout percentage for his 2015 bonus would be the same as those applicable to LabCorp’s current Chief Executive Officer. Mr. Herring’s 2015 bonus would be paid when 2015 bonuses are generally paid to other LabCorp executives, including in the event Mr. Herring’s employment is terminated prior to July 31, 2015 other than for “cause” (as originally defined in Mr. Herring’s current employment arrangement with Covance) or due to death or disability or by Mr. Herring in the event of a “constructive termination” (as described below). Any right to receive a 2015 bonus would be immediately forfeited in the event Mr. Herring’s employment is terminated for “cause” or if he voluntarily terminates employment prior to July 31, 2015 in the absence of a “constructive termination”.

Following the closing, Mr. Herring would receive $2,333,333 in LabCorp restricted stock units, based on the grant date fair market value of LabCorp shares, that would vest on July 31, 2015 so long as Mr. Herring remains employed by LabCorp through that date. Any unvested restricted stock units would vest immediately in the event Mr. Herring’s employment is terminated other than for “cause” (as originally defined in Mr. Herring’s current employment arrangement with Covance) or due to death or disability or by Mr. Herring in the event of a “constructive termination” (as described below). Any unvested restricted stock units would be immediately forfeited in the event Mr. Herring’s employment is terminated for “cause” or if he voluntarily terminates employment prior to July 31, 2015 in the absence of a “constructive termination” (as described below).

In the event Mr. Herring’s employment terminates for any reason other than for “cause” (as described below), including due to death or disability or by Mr. Herring in the event of a “constructive termination” (as described below), he would be entitled to receive the change in control severance payments and benefits described in the section entitled “Golden Parachute Compensation” beginning on page 129 of this proxy statement/prospectus. Mr. Herring would remain entitled to receive the SERP benefits (including his right to receive three years of additional credited service and age) described in the section entitled “Supplemental Executive Retirement Plan” beginning on page 126 of this proxy statement/prospectus under all circumstances. For purposes of Mr. Herring’s entitlement to the change in control severance payments and benefits, “cause” is generally defined as Mr. Herring’s (i) conviction of, or plea of guilty or nolo contendere to, a felony (other than vehicular-related) or (ii) intentional misappropriation of assets which is reasonably likely to cause LabCorp or Covance material harm.

The existing one-year non-competition and non-solicitation covenants in Mr. Herring’s current employment arrangement with Covance would continue to apply (and references to a termination of employment from Covance would be clarified to reference a termination from LabCorp).

For purposes of Mr. Herring’s 2015 bonus, LabCorp restricted stock units and severance benefits, “constructive termination” is generally defined as (i) a material breach by LabCorp of the arrangement, including, without limitation, a reduction in Mr. Herring’s then current salary or the percentage of base salary eligible for incentive compensation; (ii) a diminution of Mr. Herring’s responsibilities, status, title or duties (with position and duties as modified by the new arrangement); (iii) a relocation of Mr. Herring’s work place which increases the distance between the his principal residence and his work place by more than 25 miles; or (iv) the failure of any acquiror or successor in interest to the business of LabCorp to agree in writing to be bound by the terms of the arrangement within four months of such acquisition.

Golden Parachute Compensation

The table below, entitled “Potential Change-in-Control Payments to Named Executive Officers,” along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to Covance’s chief executive officer, chief financial officer and three other most highly compensated executive officers, as determined for purposes of its most recent annual proxy statement (each of whom we refer to as a “named executive officer”), which compensation is subject to an advisory vote of Covance’s stockholders, as described below in the section entitled “Information About the Special Meeting—Proposal No. 2—Advisory (Non-Binding) Vote on Compensation” beginning on page 62 of this proxy statement/prospectus. The table assumes the consummation of the merger occurred on December 31, 2014 and the employment of the named executive officer was terminated without “cause” or for “constructive termination” on such date.

The calculations in the table below do not include amounts the Covance executive officers were already entitled to receive or vested in as of the date hereof or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all the salaried employees of Covance.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Pension ($)(3)	Welfare Benefits ($)(4)	Total ($)(5)
Named Executive Officers
Joseph L. Herring	$6,650,000	$14,372,768	$4,077,106	$76,721	$25,176,595
Alison A. Cornell	2,391,000	3,650,249	—	25,134	6,066,383
Richard F. Cimino	2,486,250	4,835,898	920,171	75,114	8,317,433
Deborah L. Keller	2,565,000	5,051,648	484,150	75,213	8,176,011
William E. Klitgaard	2,472,600	1,833,378	1,316,393	53,780	5,676,151

(1)	As described above in the section entitled “—Individual Employment Arrangements,” the cash payments to the named executive officers consist of three times the sum of such executive’s annual base salary and target annual incentive award for the year of termination. In addition, each named executive officer would also be entitled to reimbursement for limited outplacement assistance.

The above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without “cause” or for “constructive termination” following the completion of the merger, as described above. The amounts shown in this column are based on the compensation and benefit levels in effect on December 31, 2014, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus; therefore, if compensation and benefit levels are changed after such date, actual payments to an executive officer may be different than those provided for above.

The cash payments described in this column (1) include the following components:

Name	Multiple of Base Salary ($)	Multiple of Annual Incentive Award ($)	Reimbursement for Outplacement Services and Fees ($)	Total ($)
Named Executive Officers
Joseph L. Herring	$3,000,000	$3,600,000	$50,000	$6,650,000
Alison A. Cornell	1,380,000	966,000	45,000	2,391,000
Richard F. Cimino	1,395,000	1,046,250	45,000	2,486,250
Deborah L. Keller	1,440,000	1,080,000	45,000	2,565,000
William E. Klitgaard	1,428,000	999,600	45,000	2,472,600

Each named executive officer is also subject to either three-year (in the case of Mr. Herring and Mr. Klitgaard) or one year (in the case of Ms. Cornell, Mr. Cimino and Ms. Keller) post-termination non-competition covenants and one-year post-termination non-solicitation covenants under a confidentiality and non-competition agreement entered into between Covance and each named executive officer.

(2)

As described above in the section entitled “—Treatment of Covance Stock Options, Restricted Stock, Restricted Stock Units and Deferred Stock Units,” the equity amounts consist of the accelerated vesting and payment of unvested Covance stock options and Covance restricted stock (assuming one half of any additional shares of restricted stock that could be issued based on achievement of applicable performance targets at maximum level are issued, subject to the restricted stock limitation). The amounts shown are based on the number of such equity-based awards held by each named executive officer as of December 31, 2014, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. The amounts shown do not attempt to forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following the date of this proxy statement/prospectus. Depending on when the closing date occurs, certain equity-based awards will vest in accordance with their terms. For purposes of this table, the equity award consideration is assumed to equal $100.79, the average closing market price of Covance common stock on NYSE over the first five business days following the first public announcement of the transaction on November 3, 2014.

The above payments are “single-trigger” in nature as they will become payable immediately upon the closing date, whether or not employment is terminated.

The equity payments described in this column (2) include the following components:

	Covance Equity Awards
Name	Unvested Stock Options ($)	Restricted Stock ($)	Total ($)
Named Executive Officers
Joseph L. Herring	$4,249,924	$10,122,844	$14,372,768
Alison A. Cornell	424,263	3,225,986	3,650,249
Richard F. Cimino	547,283	4,288,615	4,835,898
Deborah L. Keller	570,525	4,481,123	5,051,648
William E. Klitgaard	579,550	1,253,828	1,833,378

(3)	As described above in the section entitled “—Supplemental Executive Retirement Plan,” the incremental nonqualified pension payments to the named executive officers consist of additional three years of service credit and three years of age credit for purposes of both vesting in and determining the amount of benefits payable under the SERP.

The above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without cause or for constructive termination following the completion of the merger. The amounts reflected in the column above are based on compensation and benefits rates in effect as of December 31, 2014; therefore if compensation and benefits levels change between the date of this proxy statement/prospectus and the closing of the merger, such amounts will change.

(4)	As described above in the sections entitled “—Individual Employment Arrangements,” the welfare benefits to the named executive officers consist of health and benefits continuation for up to three years.

The above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without cause or for constructive termination following the completion of the merger. The amounts reflected in the column above reflect health and benefits rates in effect for 2014; therefore if benefits levels change between the date of this proxy statement/prospectus and the closing of the merger, such amounts will change.

(5)	The amounts in this column represent the total of all compensation in columns (1), (2), (3) and (4).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts, respectively, for each named executive officer are as follows:

Name	Single-Trigger Payments ($)	Double-Trigger Payments ($)
Named Executive Officers
Joseph L. Herring	$14,372,768	$10,803,827
Alison A. Cornell	3,650,249	2,416,134
Richard F. Cimino	4,835,898	3,481,535
Deborah L. Keller	5,051,648	3,124,363
William E. Klitgaard	1,833,378	3,842,773

Any amounts shown in the tables above that are subject to the golden parachute excise tax under Section 4999 of the Internal Revenue Code may be subject to reduction to the extent such reduction would result in the named executive officer retaining a greater after-tax amount of such payment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of (i) the merger to holders of Covance common stock and (ii) post-merger ownership and disposition of LabCorp common stock. This discussion is based on the provisions of the Internal Revenue Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this proxy statement and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein.

This discussion assumes that holders of Covance common stock hold their shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Covance common stock in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of Covance common stock subject to special treatment under the U.S. federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, holders who acquired their Covance common stock through the exercise of options or otherwise as compensation, holders who hold their Covance common stock as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, holders who exercise appraisal rights, and holders who own or have owned (directly, indirectly or constructively) 5% or more of Covance’s stock (by vote or value). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder.

We intend this discussion to provide only a general summary of the material U.S. federal income tax consequences of the merger to holders of Covance common stock and post-merger ownership and disposition of LabCorp common stock. We do not intend it to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and post-merger ownership and disposition of LabCorp common stock. The U.S. federal income tax laws are complex and subject to varying interpretation. Accordingly, the Internal Revenue Service may not agree with the tax consequences described in this proxy statement/prospectus.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Covance common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. Holders that are partners of a partnership holding Covance common stock should consult their own tax advisor.

All holders should consult their own tax advisor to determine the particular tax consequences to them of the receipt of per share merger consideration in exchange for shares of Covance common stock pursuant to the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Covance common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of Covance common stock that is not a U.S. holder.

U.S. Holders

Tax Consequences of the Merger

The receipt of the per share merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of cash received and the fair market value (as of the effective time) of the LabCorp common stock received and (ii) such U.S. holder’s adjusted tax basis in the Covance common stock exchanged pursuant to the merger. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holder’s holding period for such shares exceeds one year as of the date of the merger. Long-term capital gains for certain noncorporate U.S. holders, including individuals, are generally eligible for a reduced rate of federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Covance common stock at different times or at different prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Covance common stock.

A U.S. holder’s tax basis in the LabCorp common stock received should equal its fair market value as of the effective time. A U.S. holder’s holding period for the LabCorp common stock should begin on the day following the effective time.

Ownership of LabCorp Common Stock Received in the Merger

Distributions on the LabCorp Common Stock. Distributions, if any, paid on LabCorp common stock generally will under current law be treated as dividends to the extent of LabCorp’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder that constitute qualified dividend income will be taxable at preferential rates applicable to long-term capital gains provided that the holder holds the LabCorp common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends we pay with respect to the LabCorp common stock will generally be qualified dividend income, provided the holding period requirements in the previous sentence are satisfied. In addition, dividends paid to corporate U.S. holders may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions in excess of LabCorp’s current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s basis in the LabCorp common stock and thereafter as capital gain.

Sale or Other Disposition of the LabCorp Common Stock. Gain on the sale or disposition of LabCorp common stock should be subject to tax in the same manner as described above under “—U.S. Holders—Tax Consequences of the Merger”.

Non-U.S. Holders

Tax Consequences of the Merger

Any gain recognized on the receipt of the per share merger consideration pursuant to the merger by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	the gain is “effectively connected” with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or, in the case of an individual, a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the merger and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax on the non-U.S. holder’s net gain realized in the merger, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

Ownership of LabCorp Common Stock Received in the Merger

Distributions on the LabCorp Common Stock. Except as described below, dividends to a non-U.S. holder of common stock are subject to withholding tax at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if the non-U.S. holder is eligible for a lower treaty rate, LabCorp and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the non-U.S. holder, unless the non-U.S. holder has furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8 or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by the non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the non-U.S. holder’s entitlement to the lower treaty rate in accordance with U.S. Treasury Regulations.

If a non-U.S. holder is eligible for a reduced rate of withholding tax under a tax treaty, the non-U.S. holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to a non-U.S. holder are “effectively connected” with its conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, LabCorp and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to LabCorp or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which the non-U.S. holder represents, under penalties of perjury, that (i) the non-U.S. holder is a non-U.S. person, and (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and are includible in its gross income. Effectively connected dividends are taxed at rates applicable to U.S. citizens, resident aliens or domestic U.S. corporations, as applicable.

Effectively connected dividends received by a corporate non-U.S. holder, may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of the LabCorp Common Stock. Gain on the sale or disposition of LabCorp common stock should be subject to tax in the same manner as described above under “—Non-U.S. Holders—Tax Consequences of the Merger”.

FATCA Withholding

A 30% withholding tax, which we refer to as a FATCA withholding, may be imposed on certain payments to holders or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on holders’ behalf if the holders or such persons fail to comply with certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Payments of dividends that holders receive in respect of the LabCorp common stock could be affected by this withholding if holders are subject to the FATCA information reporting requirements and fail to comply with them or if holders hold the LabCorp common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to the holders would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of LabCorp common stock could also be subject to FATCA withholding unless such disposition occurs before January 1, 2017. Holders should consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (at a rate of 28%) with respect to certain payments, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a payee’s U.S. federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner.

A non-U.S. holder will be subject to information reporting and, in certain circumstances, backup withholding will apply, unless such non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Internal Revenue Code) or such holder otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, Covance stockholders will receive as part of the per share merger consideration shares of LabCorp common stock. The following is a summary of certain differences between (i) the current rights of Covance stockholders under the Covance charter and the Covance bylaws and (ii) the current rights of LabCorp stockholders under the LabCorp charter and the LabCorp bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Covance’s and LabCorp’s governing documents, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus.

General

LabCorp and Covance are each incorporated under the laws of the State of Delaware and, accordingly, the rights of LabCorp stockholders and Covance stockholders are both governed by the laws of the State of Delaware. As a result of the merger, Covance stockholders who receive shares of LabCorp common stock will become LabCorp stockholders. Thus, following the merger, the rights of Covance stockholders who become LabCorp stockholders in the merger will continue to be governed by the laws of the State of Delaware, and will also then be governed by the LabCorp charter and the LabCorp bylaws.

Comparison of Stockholders’ Rights

The following is a comparison of certain rights of Covance stockholders to the rights of LabCorp stockholders. These differences arise from the governing documents of the two companies, including the Covance charter and the Covance bylaws and the LabCorp charter and the LabCorp bylaws. The summary set out below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of each of the Covance charter, the Covance bylaws, the LabCorp charter and the LabCorp bylaws. See the section entitled “Where You Can Find More Information” beginning on page 154 of this proxy statement/prospectus, for information on how to obtain a copy of these documents.

LabCorp	Covance
Authorized Capital Stock

LabCorp is authorized to issue 295,000,000 shares, divided into two classes consisting of:

(i)     265,000,000 shares of common stock, par value $0.10 per share; and

(ii)    30,000,000 shares of preferred stock, par value $0.10 per share.

The LabCorp board is authorized to issue the preferred stock in one or more series.

Covance is authorized to issue up to 150,000,000 shares divided into two classes consisting of:

(i)     140,000,000 shares of common stock, par value $0.01 per share; and

(ii)    10,000,000 shares of preferred stock, par value $1.00 per share.

The Covance charter provides that, subject to applicable law, the Covance board is authorized to issue the preferred stock in one or more series.

Voting Rights

The LabCorp bylaws provide that, unless otherwise required by law, any question brought before any meeting of LabCorp’s stockholders shall be decided by	The Covance bylaws provide that, subject to the applicable law, the Covance charter or as otherwise provided in the Covance bylaws for a specified

LabCorp	Covance
the vote of the holders of a majority of the stock represented and entitled to vote at the meeting. Each stockholder represented at a meeting shall be entitled to cast one vote for each share of capital stock entitled to vote thereat by such stockholder. Such votes may be cast in person or by proxy.

action, at a meeting of Covance stockholders where a quorum is present:

(i)     directors shall be elected by the vote of a majority of the votes cast or a plurality (as discussed below); and

(ii)    all other questions shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock casting votes thereon (with abstentions and broker non-votes not counted as votes cast on such question).

Each stockholder represented at a meeting shall be entitled to cast one vote for each share of capital stock entitled to vote thereat by such stockholder. Such votes may be cast in person or by proxy.

Quorum

The LabCorp bylaws provide that, at any meeting of LabCorp’s stockholders, the holders of a majority of all the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or by proxy, will constitute a quorum.	The Covance bylaws provide that, subject to applicable law, the Covance charter or as otherwise provided in the Covance bylaws, at any meeting of Covance stockholders the holders of a majority of the capital stock of Covance then issued and outstanding and entitled to vote at the meeting of its stockholders present in person or represented by proxy will constitute a quorum.

Stockholder Rights Plans

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

LabCorp currently has no stockholder rights plan. While LabCorp has no present intention to adopt a stockholder rights plan, the LabCorp board retains the right to adopt a new plan at a future date.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Covance currently has no stockholder rights plan. Covance has no present intention to adopt a stockholder rights plan.

Rights of Preferred Stock

The LabCorp charter provides that the LabCorp board may fix for each class or series of preferred stock such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the LabCorp board providing for the issuance of such class or series and as may be permitted by the DGCL.

No shares of LabCorp preferred stock were outstanding as of the date of this proxy statement/prospectus.

The Covance charter expressly grants to the Covance board the authority to fix, by resolution, the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the preferred stock, to the extent that these are not otherwise fixed by the Covance charter.

No shares of Covance preferred stock were issued and outstanding as of the date of this proxy statement/prospectus, but 1,000,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock.

LabCorp	Covance
Number of Directors

The LabCorp bylaws provide that the LabCorp board will consist of not less than one nor more than fifteen members, and the exact number of directors will be set from time to time by the LabCorp board.

There are currently nine members on the LabCorp board.

The Covance charter requires a minimum of three and allows a maximum of twelve directors, with the exact number to be eight unless otherwise determined by resolution adopted by the affirmative vote of a majority of the entire Covance board, which consists of the total authorized number of directors that Covance would have if there were no vacancies.

There are currently seven directors on the Covance board.

The Covance board is staggered into three classes of directors, whose terms expire at the third succeeding annual meeting of the Covance stockholders after their election.

The Covance board currently has two classes of two directors each and one class of three directors. If the number of directors is changed, any increase or decrease in the number of directors shall be apportioned among the classes so as to maintain the equality of the number of directors in each class. If equality is not possible, the difference in the number of directors in any two classes shall not exceed one.

Election of Directors

The LabCorp bylaws provide that directors will be elected by a majority of the votes cast at an annual meeting of stockholders at which a quorum is present, except that directors will be elected by a plurality of votes at a meeting at which a quorum is present if (i) LabCorp’s secretary receives notice of a stockholder nomination in accordance with the advance notice requirements contained in the LabCorp bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the day next preceding the date that LabCorp first mails notice of such meeting to the stockholders. A majority of votes cast means that the number of shares voted “for” a director must exceed 50% of the votes cast with respect to that director.

The LabCorp bylaws provide that each director will hold office until the next annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until the director’s earlier death, resignation or removal.

The Covance bylaws provide that directors will be elected by a majority of the votes cast at an annual meeting of Covance stockholders at which a quorum is present, except that directors will be elected by a plurality of votes at a meeting which a quorum is present if as of the later of (i) the fourteenth (14th) day preceding the date Covance first mails its notice of meeting and (ii) the expiration of the period of time during which stockholders are entitled to nominate persons for election as director, the number of nominees for director exceeds the number of directors to be elected. A majority of the votes cast means that the number of shares voted “for” a nominee for director must exceed the number of votes cast “against” that nominee for director (with abstentions and broker nonvotes not counted as votes cast either “for” or “against” such nominee’s election).

The Covance bylaws provide that directors hold office until their respective successors are duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

LabCorp	Covance

Filling Vacancies on the Board of Directors

The LabCorp bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of directors then in office, though less than a quorum, or by a sole remaining director. The chosen directors will hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

The Covance charter provides that any vacancy occurring on the Covance board, including a vacancy created by an increase in the number of directors, shall be filled by the affirmative vote of the majority of Covance directors then in office, although less than a quorum, or by the sole remaining director. Any director so elected shall hold office until the next election of the class for which such director was chosen and until his successor is elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

Cumulative Voting

The LabCorp charter and the LabCorp bylaws do not provide for cumulative voting.	The Covance charter and the Covance bylaws do not provide for cumulative voting.

Removal of Directors

The LabCorp charter and the LabCorp bylaws do not provide for the removal of directors. Therefore, Section 141(k) of the DGCL applies, and LabCorp directors may be removed, with or without cause, by a majority of stockholders then entitled to vote at an election of directors.	The Covance charter provides that any director, or the entire board of directors, may be removed only for cause by the affirmative vote of the majority of the voting power of the outstanding shares entitled to vote at an election of directors. Additionally, any director may be removed by the affirmative vote of a majority of the entire Covance board, but only for cause.

Director Nominations by Stockholders

The LabCorp bylaws provide that stockholder nominations of directors for election to the LabCorp board must be made by notice in writing to the LabCorp’s secretary and received by the secretary not less than 60 nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting, in the case of nominations for election at an annual meeting, and not more than 10 days after the date of LabCorp’s notice of a special meeting, in the case of nominations for election at a special meeting.

Such stockholder’s notice shall set forth as to each proposed nominee who is not an incumbent director, (a) the name, age, business address and, if known, residence address of such nominee, (b) the principal occupation or employment of such nominee during the preceding five years, (c) the number of shares of LabCorp stock which are beneficially owned by such nominee, (d) any other information relating to such nominee that would be required to be set forth in a definitive proxy statement filed in connection with a proxy solicitation pursuant to Section 14 of the

The Covance bylaws provide that director nominations may be made at an annual meeting of the stockholders or at a special meeting of the stockholders.

In the case of nominations for election at an annual meeting, notice must be delivered to the Covance secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (subject to adjustment depending on when the annual meeting is held relative to the previous year’s annual meeting and the timing of the public announcement of any increase in the number of directors to be elected). The public announcement of an adjournment of an annual meeting does not commence a new time period for the giving of a stockholder’s notice.

Such stockholder’s notice shall set forth, with respect to each person that the stockholder proposes to nominate, all information required to be disclosed in solicitations of proxies for the election of directors or

LabCorp	Covance

Exchange Act and (e) the written consent of such nominee to being named in LabCorp’s proxy statement as a nominee and to serving as a director of LabCorp, if elected. Such stockholder’s notice shall also set forth such stockholder’s name and address, the number of shares of stock of LabCorp beneficially owned by such stockholder and any other information relating to such stockholder that would be required to be filed with the SEC if such stockholder were a participant in a proxy solicitation pursuant to Section 14 of the Exchange Act.

otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 and Rule 14a-11 thereunder (including the proposed nominee’s written consent to being named in the proxy as a nominee and to serving as a director if elected).

Such stockholder’s notice must contain the following information about the stockholder and any beneficial owner on whose behalf a nomination is made: (i) name and address, (ii) class and number of shares owned of record, (iii) any option, warrant, convertible security or any other derivative instrument directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Covance, (iv) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any security of Covance, (v) any short interest in any security of Covance, (vi) any rights to dividends on the shares of Covance owned beneficially by such stockholder that are separated or separable from the underlying shares of Covance, (vii) any proportionate interest in shares of Covance or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, (viii) any performance related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of Covance or derivative instrument, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (ix) a representation that the stockholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination and (x) a representation whether the stockholder or the beneficial owner intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Covance’s outstanding stock required to approve or adopt the proposal or elect the nominee and/or

LabCorp	Covance

(B) otherwise to solicit proxies from stockholders in support of such nomination, all of which we refer to as the stockholder notice information.

In the case of nominations for election at a special meeting of stockholders, a stockholder may nominate candidates by delivering notice to the Covance secretary by not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting and the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Covance board to be elected at such meeting. The public announcement of an adjournment of a special meeting does not commence a new time period for the giving of a stockholder’s notice.

Stockholder Proposals

The LabCorp bylaws are silent as to stockholder proposals not involving director nominations. In accordance with SEC Rule 14a-8 under the Exchange Act, stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by LabCorp at least 120 days before the anniversary of the date that the previous year’s proxy statement was first mailed to stockholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before LabCorp begins to print and mail its proxy materials.

The Covance bylaws provide that proposals of business may be made at an annual meeting of the stockholders. Notice must be delivered to the Covance secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (subject to adjustment depending on when the annual meeting is held relative to the previous year’s annual meeting).

The Covance bylaws provide that such stockholder notice shall set forth (i) a brief description of the business desired to be brought before the meeting, (ii) the text of the proposal or the business (including the text of any resolutions proposed for consideration and in the event the such business includes a proposal to amend the Covance bylaws, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting, (iv) any material interest of such stockholder in such business and (v) the beneficial owner, if any, on whose behalf the proposal is made.

Such stockholder’s notice must contain the stockholder notice information.

In addition, in accordance with SEC Rule 14a-8 under the Exchange Act, stockholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by Covance at least 120 days before

LabCorp	Covance

the anniversary of the date that the previous year’s proxy statement was first mailed to stockholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before Covance begins to print and mail its proxy materials.

Stockholder Action by Written Consent

The LabCorp bylaws provide that any action which is required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting if a written consent is signed by stockholders representing not less than a majority of all shares entitled to vote on such matter. If corporate action is taken without a meeting by less than unanimous written consent, prompt notice of the action must be given to those stockholders who have not consented in writing.	The Covance charter expressly permits any action which is required to be or may be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if consents in writing setting forth the action so taken have been signed by the holders of all outstanding stock entitled to vote. No action may be taken without unanimous written consent.

Charter Amendments

The LabCorp charter provides that LabCorp reserves the right to amend, alter, change or repeal any provision contained the LabCorp charter in the manner prescribed by statute, and all rights conferred to LabCorp stockholders in the LabCorp charter are granted subject to this reservation.

Pursuant to Section 242(b) of the DGCL, to amend the LabCorp charter, the LabCorp board must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon, plus, if the amendment adversely affects any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment.

Pursuant to Section 242(b) of the DGCL, to amend the Covance charter, the Covance board must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon, plus, if the amendment adversely affects any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment.

The Covance charter further provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors is required to amend the paragraphs of the Covance charter concerning certain business combinations, special stockholder meetings, action by unanimous written consent and amendment or repeal of the Covance charter, unless such changes are approved by an affirmative vote of two-thirds (2/3) of the entire Covance board and a majority of the continuing directors, as defined in the Covance charter.

LabCorp	Covance
Bylaw Amendments

The LabCorp charter provides that the LabCorp board has concurrent power with the LabCorp stockholders to alter, amend, change, add to or repeal the LabCorp bylaws.

The LabCorp bylaws provide that the LabCorp bylaws may be altered, amended or repealed, or new bylaws may be adopted, by an affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote or by an affirmative vote of a majority of the entire LabCorp board, which consists of the total number of directors that LabCorp would have if there were no vacancies.

The Covance charter and the Covance bylaws provide that the Covance board may make, alter or repeal the Covance bylaws, subject to the right of the stockholders of Covance to alter or repeal any bylaws made by the Covance board.

Pursuant to Section 109(a) of the DGCL, any bylaws made by the Covance board may be altered or repealed by an affirmative vote of the holders of a majority of the outstanding shares entitled to vote at any annual meeting or at any special meeting (provided that notice of such proposed alteration or repeal is included in the notice of such special meeting).

Special Meetings of Stockholders

The LabCorp bylaws provide that the LabCorp board may call special meetings of stockholders at any time for any purpose, as long as notice of the place, time and purpose of the meeting is given to the stockholders entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.	The Covance bylaws provide that the Covance board may call special meetings of stockholders at any time for any purpose, as long as notice of the place, time and purpose of the meeting is given to the stockholders entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Notice of Meetings of Stockholders

The LabCorp bylaws provide that a written notice, with respect to each annual and special meeting of stockholders, stating the time and place of such meeting and, in the case of special meetings, the purpose for which the meeting is called, will be given to each stockholder of record entitled to vote not less than 10 nor more than 60 days prior to the date of the meeting, unless otherwise required by law.	The Covance bylaws provide that written notice, with respect to each annual and special meeting of stockholders, stating the time and place of such meeting and, in the case of special meetings will be given, the purpose for which the meeting is called, to each stockholder of record entitled to vote not less than 10 nor more than 60 days prior to the date of the meeting, unless otherwise required by law.

Proxies

The LabCorp bylaws provide that a stockholder entitled to vote may vote in person or by proxy.	The Covance bylaws provide that a stockholder entitled to vote may vote in person or by proxy.

Limitation of Personal Liability of Directors

The LabCorp charter provides that a director of LabCorp will not be personally liable to LabCorp or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty to LabCorp or its stockholders, (ii) for acts or omissions not in good faith	The Covance charter and Covance bylaws provide that a director of Covance will not be personally liable to Covance or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty to Covance or its stockholders, (ii) for

LabCorp	Covance

or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

LabCorp’s bylaws provide that LabCorp will indemnify any person against expenses (including attorney’s fees), judgments, fines and settlement amounts incurred in connection with any action, suit or proceeding (other than an action by or in the right of LabCorp), to which such person was or is a party, or is threatened to be made a party to, by reason of the fact that such is or was a director, officer, employee or agent of LabCorp, to the extent such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of LabCorp and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. LabCorp’s bylaws provide that no indemnification shall be made in respect of any claim, issue or matter as to which such person is adjudged by the court in which such action or suit was brought to be liable to LabCorp, unless and to the extent that the court shall deem proper. In addition, LabCorp is not obligated to indemnify any director, officer, employee or agent in connection with a proceeding initiated by such person unless the proceeding was authorized or consented to by the LabCorp board.

The determination of whether indemnification of a director or officer is proper shall be made by (i) the LabCorp board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by the stockholders. However, LabCorp must indemnify any director or officer who was successful in the defense of any action, suit or proceeding or any claim, issue or matter therein, without the necessity of such a determination.

The Covance charter and the Covance bylaws provide that Covance will indemnify, to the fullest extent authorized by the DGCL, any person against expenses, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties, or amounts paid or to be paid in settlement) incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Covance or is or was serving at the request of Covance as a director or officer of another enterprise. In addition, Covance is not obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless the proceeding was authorized or consented to by the Covance board. Covance may, by action of its directors, indemnify the employees and agents of Covance with the same scope and effect as the indemnification of directors and officers.

Section 145 of the DGCL provides that Covance has the power to indemnify any person who was or is a party to, or is threatened to be made a party to, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of Covance, if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of Covance and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person is adjudged by the court in which such action or suit was brought to be liable to Covance, unless and to the extent that the court shall deem proper.

In addition, it provides that the determination of whether indemnification of a director or officer is proper shall be made by (i) the Covance board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable

LabCorp	Covance

or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by the Covance stockholders. However, Covance must indemnify any director or officer who was successful on the merits or otherwise in the defense of any action, suit or proceeding or any claim, issue or matter therein, without the necessity of such a determination.

APPRAISAL RIGHTS OF COVANCE STOCKHOLDERS

General. If you hold one or more shares of Covance common stock, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Covance stockholder awarded “fair value” for such stockholder’s shares by the court will receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Covance common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, Covance, not less than 20 days prior to the meeting, must notify each stockholder who was a Covance stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex C. A holder of Covance common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex C carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. If, after the effective time, a holder of Covance common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

How to Exercise and Perfect Your Appraisal Rights. Covance stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•	you must deliver to Covance a written demand for appraisal before the vote on the adoption of the merger agreement at the special meeting and all demands for appraisal must be made by you, or in your name, fully and correctly, as your name appears, with respect to shares evidenced by certificates, on your stock certificate, or, with respect to shares held in “street name” through a bank, brokerage firm or other nominee, on the stock ledger, and such demands must reasonably inform Covance of your identity and your intention to demand appraisal of your shares of common stock;

•	you must continuously hold the shares from the date of making the demand through the effective time. You will lose your appraisal rights if you transfer the shares before the effective time; and

•	you or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Covance stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Covance common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of Covance common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Covance of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Covance. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Covance common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Covance common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Covance common stock as to which appraisal is sought. Where no number of shares of Covance common stock is expressly mentioned, the demand will be presumed to cover all shares of Covance common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Covance common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Covance common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Covance Inc.

Attention: Secretary

210 Carnegie Center

Princeton, New Jersey 08540

LabCorp’s Actions After Completion of the Merger. If the merger is completed, the surviving company will give written notice of the effective time within 10 days after the effective time to you if you did not vote in favor of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Covance common stock. Within 120 days after the effective time, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by you, demanding a determination of the value of the shares of Covance common stock held by all dissenting stockholders. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Covance has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another record holder of Covance common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the proceedings. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Covance common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Covance common stock at the effective time held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates and book-entry shares.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that

“elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Covance common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time, then you will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each dissenting stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time, vote the Covance shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Covance shares as of a record date prior to the effective time.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days. If you fail to perfect or withdraw or otherwise lose the appraisal right, your shares will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Covance stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

VALIDITY OF COMMON STOCK

The validity of the shares of LabCorp common stock offered hereby will be passed upon for LabCorp by Hogan Lovells US LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this proxy statement/prospectus by reference to LabCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, have been so incorporated in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements incorporated by reference into this proxy statement/prospectus from Covance’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Covance and its subsidiaries’ internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF COVANCE COMMON STOCK

To Covance’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Covance common stock as of the close of business on January 13, 2015 (except as noted in the footnotes below) and with respect to:

•	each member of the Covance board;

•	each named executive officer; and

•	the members of the Covance board and Covance’s executive officers as a group.

Covance has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Covance believes, based on the information furnished to Covance, that the persons named in the table below have sole voting and investment power with respect to all shares of Covance common stock that he or she beneficially owns.

Applicable percentage ownership and voting power is based on 56,954,245 shares of Covance common stock outstanding and additional shares of Covance common stock that would be issued upon exercise of outstanding options held by directors or executive officers within 60 days of January 13, 2015.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is Covance Inc., 210 Carnegie Center, Princeton, New Jersey 08540.

	Common Stock
Name of Beneficial Owner	Shares Owned (1)	Options (2)	Total Stock Based Holdings (3)	Percent of class
Robert Barchi	3,540	2,633	21,654	*
Richard F. Cimino	67,376	26,883	94,259	*
Alison A. Cornell	37,377	7,219	44,596	*
Gary E. Costley	4,540	4,833	11,799	*
Sandra L. Helton	15,346	6,700	25,072	*
Joseph L. Herring	175,616	317,000	492,616	*
Deborah L. Keller	58,954	31,396	90,350	*
William E. Klitgaard	41,709	60,010	101,719	*
John McCartney	10,155	2,800	15,381	*
Joseph C. Scodari	5,040	10,100	17,566	*
Bradley T. Sheares	5,920	8,400	16,746	*
All directors and executive officers as a group (14 persons)	534,508	525,082	1,087,801	1.8%

*	The amount of common stock beneficially owned includes shares owned and options exercisable within 60 days of January 13, 2015 and does not exceed one percent of the issued and outstanding shares of common stock.
(1)	The holdings reported include restricted stock and vested deferred stock granted to directors and the named executives and certain other executive officers. Restricted stock will not vest until the date set forth in such officer’s restricted stock agreement.
(2)	Represents option rights to acquire shares of Covance common stock, exercisable within 60 days of January 13, 2015.
(3)	Total stock based holdings include shares owned and option rights to acquire shares of Covance common stock exercisable within 60 days of January 13, 2015, as well as the following: unvested deferred stock issued under the Non-Employee Directors Deferred Stock Plan and phantom stock units issued pursuant to the Directors’ Deferred Compensation Plan, Deferred Stock Unit Plan and Restricted Unit Plan for Non-Employee Directors in the following aggregate amounts for each director: 15,481 for Dr. Barchi; 2,426 for Dr. Costley; 3,026 for Ms. Helton; 2,426 for Mr. McCartney; 2,426 for Mr. Scodari; and 2,426 for Dr. Sheares.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Covance at the address identified below. Covance will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, Telephone (609) 452-4440.

WHERE YOU CAN FIND MORE INFORMATION

Covance and LabCorp file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Covance and LabCorp file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Covance and LabCorp also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Covance files with the SEC by going to Covance’s Internet website at http://www.covance.com/investors.html. You may obtain free copies of the documents LabCorp files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to the Investor Relations page on LabCorp’s Internet website at http://www.labcorp.com. The Internet website addresses of Covance and LabCorp are provided as inactive textual references only. The information provided on the Internet websites of Covance and LabCorp, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Covance and LabCorp to “incorporate by reference” into this proxy statement/prospectus documents Covance and LabCorp file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by LabCorp to register the shares of LabCorp common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Covance and LabCorp can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Covance and LabCorp file with the SEC will update and supersede that information. Covance and LabCorp incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the special meeting.

Covance:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (filed with the SEC on February 27, 2014);

•	Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014 (filed with the SEC on May 5, 2014), June 30, 2014 (filed with the SEC on August 1, 2014) and September 30, 2014 (filed with the SEC on November 5, 2014);

•	Current Reports on Form 8-K filed with the SEC on February 4, 2014, February 24, 2014, May 1, 2014, May 9, 2014, June 6, 2014, July 30, 2014, November 3, 2014, November 4, 2014 and January 12, 2015;

•	Restated Certificate of Incorporation of Covance, filed as Exhibit 3.1 to Amendment No. 2 on Form 10 dated and filed with the SEC on November 19, 1996;

•	Amended and Restated By-laws of Covance, filed as Exhibit 3.1 to the Current Report on Form 8-K dated February 18, 2014, filed with the SEC on February 24, 2014; and

•	Definitive Proxy Statement for Covance’s 2014 Annual Meeting filed with the SEC on March 24, 2014.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Covance, without charge, by written or telephonic request directed to Covance Inc., Attention: Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, Telephone (609) 452-4440; or Innisfree M&A Inc., Covance’s proxy solicitor, by calling toll-free at (877) 800-5182; or from the SEC through the SEC website at the address provided above.

LabCorp:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (filed with the SEC on February 25, 2014);

•	Quarterly Reports on Forms 10-Q for the quarterly periods ended March 31, 2014 (filed with the SEC on April 29, 2014), June 30, 2014 (filed with the SEC on July 29, 2014) and September 30, 2014 (filed with the SEC on November 10, 2014);

•	Current Reports on Form 8-K filed with the SEC on March 25, 2014, April 1, 2014, May 15, 2014, November 3, 2014, December 3, 2014, December 4, 2014 and December 23, 2014;

•	Definitive Proxy Statement for LabCorp’s 2014 Annual Meeting filed with the SEC on April 4, 2014;

•	Amended and Restated Certificate of Incorporation of LabCorp, filed as Exhibit 3.1 to the Registration Statement on Form S-3 of LabCorp filed with the SEC on October 19, 2001;

•	Amended and Restated By-laws of LabCorp, filed as Exhibit 3.1 to the Current Report on Form 8-K of LabCorp dated March 25, 2008, filed with the SEC on March 31, 2008; and

•	The description of LabCorp common stock contained in the LabCorp (formerly National Health Laboratories Holdings Inc.) proxy statement/prospectus attached to the Registration Statement on Form S-4 filed with the SEC on March 14, 1994, including any subsequent amendment or report filed for the purpose of updating such description.

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning LabCorp, without charge, by written or telephonic request to Laboratory Corporation of America Holdings, Attention: Secretary, 358 South Main Street, Burlington, North Carolina 27215, Telephone (336) 229-1127; or from the SEC through the SEC website at the address provided above.

Notwithstanding the foregoing, information furnished by Covance or LabCorp on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF COVANCE COMMON STOCK AT THE SPECIAL MEETING. COVANCE HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 16, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of November 2, 2014,

among

LABORATORY CORPORATION OF AMERICA HOLDINGS,

NEON MERGER SUB INC.

and

COVANCE INC.

Annex I	Index of Defined Terms

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 2, 2014, among LABORATORY CORPORATION OF AMERICA HOLDINGS, a Delaware corporation (“Parent”), NEON MERGER SUB INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and COVANCE INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of the Company and Sub has unanimously approved and declared advisable and resolved to recommend to its respective stockholders the adoption of, and the Board of Directors of Parent has approved, this Agreement and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock directly owned by the Company, as treasury stock, or by Parent or Sub, (b) shares of Company Common Stock owned directly by any wholly owned Subsidiary of the Company or of Parent (other than Sub), (c) the Appraisal Shares and (d) shares of Rollover Restricted Stock (as defined in Section 8.03), will be converted into the right to receive the Merger Consideration; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned Subsidiary of Parent.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on the second business day after satisfaction or (to the extent permitted by Law) waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, Parent, Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, powers and franchises of the Company and Sub shall vest in the

Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time to be the certificate of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time (except as to the name of the Surviving Corporation, which shall be Covance Inc.) until thereafter changed or amended as provided therein or by applicable Law. The form of such amended certificate of incorporation of the Surviving Corporation is attached hereto as Exhibit A.

SECTION 1.06. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

SECTION 1.07. Officers. The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Stock of the

Constituent Corporations; Exchange Fund;

Company Equity Awards

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company, as treasury stock, or by Parent or Sub immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Restricted Stock that become vested pursuant to Section 2.03(b), but excluding shares of Rollover Restricted Stock described in Section 2.03(e), shares to be canceled in accordance with Section 2.01(b), and, except as provided in Section 2.01(d), the Appraisal Shares) shall be converted into the right to receive (i) $75.76 in cash, without interest (the “Cash Consideration”), and (ii) 0.2686 validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder and cash in lieu of any fractional shares payable pursuant to

Section 2.02(i), without interest, in each case to be issued or paid in consideration therefor upon surrender of the applicable Certificate in accordance with Section 2.02(b).

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive any dividends in accordance with Section 2.02(c) and the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(c), without any interest thereon. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(e) Adjustments to Merger Consideration. The Merger Consideration and any payment contemplated by Section 2.03 shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of the Company or of securities convertible into Company Common Stock and any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock or Parent Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

SECTION 2.02. Exchange Fund. (a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or shall cause the Surviving Corporation to deposit, with the Exchange Agent (i) that number of whole uncertificated or certificated shares representing the number of shares of Parent Common Stock sufficient to pay the aggregate Stock Consideration pursuant to Section 2.01(c), (ii) cash in an amount sufficient to pay the aggregate Cash Consideration pursuant to Section 2.01(c) and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(i). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time on or after the Effective Time, an amount in cash sufficient to pay any dividends or other distributions payable pursuant to Section 2.02(c) or 2.02(j). The shares of Parent Common Stock and cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund”.

(b) Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within two business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Exchange Agent of such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.02(g)), together with such letter of transmittal, duly executed, and such other customary documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, that number of whole shares of Parent Common Stock representing the Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or 2.02(j), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, that number of whole shares of Parent Common Stock representing the Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.02(c) or 2.02(j). No interest shall be paid or will accrue on any consideration payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i) paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock canceled pursuant to Section 2.01(c) and any related Certificates, subject, however, to the Surviving Corporation’s obligation to pay all declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)), in each case without any interest thereon, pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the related Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to

Section 2.02(i)) would escheat to or become the property of any Governmental Entity, any such Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Common Stock or holder of Certificates to receive the Merger Consideration as provided herein.

(g) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, together with the submission of a duly executed letter of transmittal and such other customary documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i) with respect thereto.

(h) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Restricted Stock or any holder of a Company Stock Option, Company RSU or Company Deferred Stock Unit, such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, a holder of shares of Company Restricted Stock or a holder of the Company Stock Option, Company RSU or Company Deferred Stock Unit, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

(i) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of shares of Company Common Stock, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each former holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent)

equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder that) would otherwise be entitled by (B) Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. “Average Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of the Effective Time.

(j) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(i), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(i) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

SECTION 2.03. Company Equity Awards. As soon as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering any Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to provide that:

(a) at the Effective Time, each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be canceled, with the holder of such Company Stock Option becoming entitled to receive an amount in cash equal to (i) the excess, if any, of (A) the sum of (1) the Stock Consideration multiplied by the Average Parent Stock Price plus (2) the Cash Consideration (such sum, the “Per Share Option Equivalent Amount”) over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock that remain subject to such Company Stock Option (each such amount, an “Option Amount”); and the Option Amounts shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments in accordance with the Company’s payroll procedures; provided, that any Company Stock Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Option Equivalent Amount shall be cancelled for no consideration;

(b) at the Effective Time, with respect to each award of Company Restricted Stock (other than any award of Rollover Restricted Stock) that is then outstanding, a number of shares of Company Restricted Stock equal to the sum of (1) the number of shares of Company Restricted Stock that have been issued as of immediately prior to the Effective Time plus (2) one-half the number of additional shares of Company Restricted Stock or Company Common Stock that could be issued pursuant to the award agreement governing such award, assuming maximum achievement of all applicable performance goals for performance periods that have not been completed as of the Effective Time (subject to Section 2.03(b) of the Company Disclosure Letter), shall vest in full and become free of restrictions as of the Effective Time and, at the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration (the “Restricted Stock Consideration”) in accordance with Section 2.01(c);

such award shall otherwise lapse; and the Restricted Stock Consideration shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments in accordance with the Company’s payroll procedures; and any dividends accrued pursuant to the terms of any such share of Company Restricted Stock that is outstanding immediately prior to the Effective Time and that are unpaid as of the Effective Time shall be paid in cash by the Company to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the Effective Time;

(c) at the Effective Time, with respect to each Company RSU that is outstanding immediately prior to the Effective Time, such Company RSU shall be canceled, with the holder of such Company RSU becoming entitled to receive an amount in cash equal to (i) the sum of (A) the Stock Consideration multiplied by the Average Parent Stock Price plus (B) the Cash Consideration, multiplied by (ii) the number of shares of Company Common Stock that remain subject to such Company RSU (each such amount, an “RSU Amount”); and the RSU Amounts shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments in accordance with the Company’s payroll procedures; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A;

(d) at the Effective Time, each stock unit credited to the account of any participant in the Company’s Non-Employee Directors Deferred Stock Plan that is payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock (each, a “Company Deferred Stock Unit”) and is outstanding immediately prior to the Effective Time shall vest in full and, at the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration (the “Deferred Stock Unit Consideration”); and the Deferred Stock Unit Consideration shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments in accordance with the Company’s payroll procedures; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A; and

(e) at the Effective Time, each award of Rollover Restricted Stock that is then outstanding will be canceled in exchange for an award of a number of shares of Parent Common Stock equal to (i) the sum of (A) the Stock Consideration plus (B)(1) the Cash Consideration divided by (2) the Average Parent Stock Price, multiplied by (ii) the number of shares of Rollover Restricted Stock that constitute such award of Rollover Restricted Stock, rounded up to the nearest whole share, on the same terms and conditions as were applicable under such award of Rollover Restricted Stock immediately prior to the Effective Time (each, a “Substituted Restricted Stock”), subject to the same terms and conditions (including vesting) as were applicable to such award of Rollover Restricted Stock immediately prior to the Effective Time; provided that, in the event that the foregoing treatment of Rollover Restricted Stock would cause a vote of the stockholders of Parent to be required under the rules and regulations of the New York Stock Exchange in order for Parent and Sub to consummate the Transactions, then, notwithstanding the foregoing, each award of Rollover Restricted Stock that is outstanding at the Effective Time will be canceled in exchange for an award (each, a “Restricted Cash Award”) representing the right to receive a cash amount equal to (i) the sum of (A) the Stock Consideration multiplied by the Average Parent Stock Price plus (B) the Cash Consideration, multiplied by (ii) the number of shares of Rollover Restricted Stock that constitute such award of Rollover Restricted Stock, and such Restricted Cash Award shall continue to vest and be settled in accordance with the terms and conditions as were applicable under such award of Rollover Restricted Stock immediately prior to the Effective Time.

ARTICLE III

Representations and Warranties

SECTION 3.01. Representations and Warranties of the Company. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since January 1, 2012 by the Company and publicly available prior to the date of this Agreement (collectively, the “Company Filed SEC Documents”) (without giving effect to any amendment to any such Company Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward looking statements) or (y) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure (without reference to the contents of any Contract or other document that is not the subject of accompanying disclosure) that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries, in each case as amended to and in effect as of the date of this Agreement.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Subsidiary of the Company and the jurisdiction of organization thereof and (ii) the type and amount of each outstanding equity security of such Subsidiary, and the ownership interest of the Company in each such Subsidiary, as well as, the ownership interest of any other person in each such Subsidiary. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions) (collectively, “Liens”). Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. (i) The authorized capital stock of the Company consists of 140,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). At the close of business on October 31, 2014, (i) (A) 56,705,062 shares of Company Common Stock were issued and outstanding (which number includes 1,381,368 shares of Company Common Stock subject to vesting or other forfeiture conditions or repurchase by the Company (such shares, the “Company Restricted Stock”)) and (B) 25,866,310 shares of Company Common Stock were held by the Company in its treasury, (ii) 2,602,026 shares of Company Common Stock were subject to outstanding options (the “Company Stock Options”), (iii) 24,376 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company restricted stock units (the “Company RSUs”), (iv) 32,356 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company Deferred Stock Units and (v) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on October 31, 2014, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since December 31, 2013, the Company has not declared or paid any dividend or declared or made any distribution on any of its capital stock. Since October 31, 2014 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options or vesting of Company RSUs outstanding as of October 31, 2014 and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness of the Company that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of October 31, 2014 there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than pursuant to the Company Stock Plans, or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary other than as described above.

(ii) Section 3.01(c)(ii) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Restricted Stock, Company RSUs, Company Deferred Stock Units and Company Stock Options as of October 31, 2014, setting forth the holder’s participant identification number, grant date and vesting schedule with respect to each award, and the exercise price with respect to each Company Stock Option.

(d) Authority; Noncontravention. (i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Merger Transactions, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of the Company duly, validly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement ((A), (B), (C) and (D) being referred to herein as the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with any action taken by Parent or Sub or any of their respective Affiliates), any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any contract, license, lease, sublease, indenture, note, bond mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten, that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing with the SEC of (x) the Form S-4 and (y) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) SEC Documents; Financial Statements. (i) The Company has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company since January 1, 2012 (the “SEC Documents”). As of their respective dates of filing, or, in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each SEC Document complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the SEC Documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The Company has made available to Parent all material correspondence with the SEC since January 1, 2012 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Filed SEC Documents and, to the Knowledge of the Company, as of the date of this Agreement, none of the Company Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material in nature or amount).

(iii) Since January 1, 2012, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(iv) The Company has timely filed or furnished and made available to Parent all certifications and statements required by Rule 13a-14 or Rule 15d-14 under the Exchange Act. The Company maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) of the Exchange Act. The Company maintains internal controls over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any known fraud or allegation of fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in the Company’s internal controls over financial reporting.

(v) There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(vi) Except (A) as reflected, accrued or reserved against in (1) the Company’s consolidated balance sheet as of December 31, 2013 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2013, or (2) the Company’s consolidated balance sheet as of June 30, 2014 (or the notes thereto) included in the Company’s Quarterly Report on Form 10-Q filed prior to the date of this Agreement for the fiscal quarter ended June 30, 2014, (B) for liabilities or obligations incurred in the ordinary course of business since June 30, 2014, (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(g) Absence of Certain Changes or Events. Since June 30, 2014, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.01(a)(i), (iii)-(v), (vii)(A), (xv)-(xvi) or (xviii) or any action outside the ordinary course of business that, if taken after the date of this Agreement, would constitute a breach of Section 4.01(a)(xiii).

(h) Litigation. There is no material suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of the Company, threatened against, or to the Knowledge of the Company, any pending or threatened governmental or regulatory investigation of, the Company or any of its Subsidiaries. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed, against the Company or any of its Subsidiaries or any of their respective assets that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any financial obligation under agreement or stipulation with respect to any legal, administrative, arbitral or other proceeding, claim, suit or action that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i) Contracts. As of the date of this Agreement neither the Company nor any of its Subsidiaries is a party to:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that (A) restricts the ability of the Company or any of its Subsidiaries in any material respect to engage or compete in any business or to compete with any person in any geographical area, or that by its terms restricts the persons to whom the Company or any of its existing or future Subsidiaries may sell products or deliver services, and (B) is material to the Company and its Subsidiaries, taken as a whole, except for any such Contract that may be canceled by the Company, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(iii) any loan and credit agreement, mortgage, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $10,000,000, is outstanding or may be incurred, or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, other than any such Contract solely between or among any of the Company and any of its Subsidiaries and except for letters of credit entered into in the ordinary course of business;

(iv) any Contract that by its terms calls for aggregate payments by the Company or any of its Subsidiaries of more than $10,000,000 in any fiscal year period or $30,000,000 in the aggregate over the term of such Contract, except for any such Contract that may be canceled by the Company, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(v) any Contract for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $10,000,000, except for acquisitions of supplies and acquisitions and dispositions of inventory in the ordinary course of business;

(vi) any Contract that provides for interest rate caps, collars or swaps, currency hedging or any other similar agreement to which the Company or any of its Subsidiaries is a party;

(vii) any Contract that relates to the voting or registration for sale under the Securities Act of any securities of the Company;

(viii) any Contract that is related to the formation, creation, operation or management of any joint venture, partnership or similar arrangement;

(ix) any Contract that grants any put option, call option, right of first refusal or right of first offer or similar right with respect to any assets or businesses of the Company and its Subsidiaries;

(x) any Contract that contains a “most favored nation” or any similar term for the benefit of a third party;

(xi) any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; or

(xii) any Contract that represents any commitment or agreement to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xii) above, and any Contract that by its terms calls for aggregate payments to the Company or any of its Subsidiaries of more than $10,000,000 in any fiscal year period or $30,000,000 in the aggregate over the term of such Contract, is referred to herein as a “Specified Contract”. The Company has heretofore delivered or made available to Parent correct and complete copies of each Specified Contract, together with any and all amendments and supplements thereto. Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(j) Compliance with Laws; Authorizations; Regulatory Matters.

(i) Each of the Company and its Subsidiaries is in material compliance with (and since January 1, 2012 or, if later, its respective date of formation or organization, has been in material compliance with) all Laws applicable to their respective businesses or operations, including, to the extent applicable to their respective businesses or operations, (A) the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (known as the “Stark Law”), (B) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) (known as the “Anti-Kickback Statute”), (C) the Civil False Claim Act, 31 U.S.C. § 3729, (D) the Administrative False Claims Law, 42 U.S.C. § 1320a-7b(a), (E) the Occupational Safety and Health Act (known as “OSHA”), (F) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 321 et seq., (G) the Clinical Laboratory Improvement Amendments, 42 C.F.R. Part 493, (H) applicable Laws of the United States Drug Enforcement Administration, (I) any state, local and foreign Laws in any jurisdiction where the Company or its Subsidiaries conducts business that are comparable to any of the Laws referred to in clauses (A) through (H), (J) Information Privacy and Security Laws, (K) state Laws governing self-referral and the licensure and operation of clinical laboratories, and (L) any regulations promulgated pursuant to any Laws referred to in clauses (A) through (K) (the Laws referred to in clauses (A) through (L), collectively, “Health Care Laws”).

(ii) To the Knowledge of the Company, in no clinical trial directly conducted or supervised by the Company or any of its Subsidiaries, or in which the Company or any of its Subsidiaries has participated, has the United States Food and Drug Administration, Institutional Review Board or equivalent approval, to the extent such approval is required to be obtained or maintained by the Company or any of its Subsidiaries, ever been suspended or terminated due to actions or failure to act on the part of the Company or any of its Subsidiaries.

(iii) None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective Representatives, have engaged in any activities which have resulted in criminal or material civil penalties against, or mandatory or permissive exclusion of, the Company or any of its Subsidiaries from Medicare, Medicaid, or any other federal health care program under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, or 1395nn, the Federal Employees Health Benefits Program statute, or the regulations promulgated pursuant to such statutes or related foreign, state or local statutes or regulations.

(iv) The Company’s and its Subsidiaries’ past and present collection, use, analysis, disclosure, retention, storage, security and dissemination of Personal Information comply (and since January 1, 2012 have complied) in all material respects with (i) any and all applicable Laws, including Information Privacy and Security Laws, (ii) business associate agreements to which the Company is a party and (iii) the Company’s privacy policies. To the extent required by applicable Law, the Company has posted in accordance with Information Privacy and Security Laws a privacy policy governing its use of Personal Information on its website and has complied at all times with such privacy policy, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective Representatives are in compliance (and since January 1, 2012 have complied) in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company. Since January 1, 2012, the Company, its Subsidiaries and, to the Knowledge of the Company, their respective Representatives have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA and any Laws described in clause (ii). For purposes of this provision and Section 3.02(k), “Government Official” means any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity or instrumentality thereof, or for or on behalf of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization. The Company and its Subsidiaries (x) have instituted policies and procedures designed to ensure compliance with the FCPA and other anti-bribery and anti-corruption Laws in each jurisdiction in which the Company and its Subsidiaries operate and (y) have maintained and will maintain such policies and procedures in force.

(vi) Each of the Company and its Subsidiaries has (and since January 1, 2012 or, if later, its respective date of formation or organization, has had) in effect all approvals, authorizations, registrations, licenses, exemptions, permits, franchises, tariffs, grants, easements, variances, exceptions, certificates, orders and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to own, lease and operate its properties and assets and to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of the Company, no suspension or cancelation of any Authorization is pending or threatened, except where such violation, default, suspension or cancelation is not and would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(vii) The Company and its Subsidiaries and Affiliates are, and since January 1, 2012 have been, in material compliance with all applicable U.S. and non-U.S. statutory and regulatory requirements concerning the exportation, re-exportation and importation of products, technology, and services, and other international transactions, including: (a) Laws, regulations and policies enforced by U.S. Customs and Border Protection; (b) the Arms Export Control Act and the International Traffic in Arms Regulations (22 C.F.R. Part 120 et seq.) administered by the U.S. Department of State’s Directorate of Defense Trade Controls; (c) the Export Administration Regulations (15 C.F.R. Part 730 et seq.) administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”); (d) U.S. anti-boycott regulations administered by BIS and the International Revenue Service; (e) all Laws concerning export and import reporting administered by the U.S. Census Bureau; and (f) the economic sanctions Laws, regulations and associated executive orders administered by the U.S. Departments of Treasury’s Office of Foreign Assets Control (“OFAC”) (collectively, the “Trade Control Laws”). Since January 1, 2012, unless authorized by the relevant agency of the U.S. Government, the Company and its Subsidiaries and Affiliates have not conducted any transactions directly or indirectly related to (a) Cuba, Iran, North Korea, Sudan or Syria; (b) individuals or entities identified on restricted party lists maintained by the U.S. Government, including the List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evader List and Sectoral Sanctions Identification List administered by OFAC and the Denied Parties List, Unverified List and Entity List administered by BIS (collectively, “Restricted Parties”); or (c) individuals or entities owned or controlled by, or acting on behalf of, Restricted Parties. Neither the Company nor any of its Subsidiaries are Restricted Parties or are owned or controlled by Restricted Parties. There is no pending or, to the Knowledge of the Company, threatened action against the Company or its Subsidiaries, nor any pending voluntary disclosure by the Company or its Subsidiaries or Affiliates to any government authority in connection with an alleged material violation of any Trade Control Laws. Since January 1, 2012, the Company and its Subsidiaries and Affiliates have not been cited or fined for failure to comply with, or submitted any voluntary self-disclosures regarding material non-compliance with, Trade Control Laws.

(viii) This Section 3.01(j) does not relate to labor and employment matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(l), Tax matters, which are the subject of Section 3.01(m), intellectual property matters, which are the subject of Section 3.01(n) or environmental matters, which are the subject of Section 3.01(o).

(k) Labor and Employment Matters. (i)(A) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, works council or like organization, and, to the Knowledge of the Company, there are not any union or other labor organizing activities concerning any employees of the Company or any of its Subsidiaries and (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, in each case of clauses (A) and (B), as of the date of this Agreement and, following the date of this Agreement that have resulted in or would reasonably be expected to result in, individually or in the aggregate, any material liability.

(ii) The Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, discrimination in employment, terms and conditions of employment, payroll, worker classification (including the proper classification of workers as contingent workers, independent contractors and consultants), wages, mandatory social security schemes, hours and occupational safety and health and employment practices, other than instances of noncompliance that have not and would not reasonably be expected to, individually or in the aggregate, result in any material liability.

(iii) (A) There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of or failure to employ by the Company or any of its Subsidiaries, any individual and (B) none of the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors, except, in each case or clause (A) and (B), that have not and would not reasonably be expected to, individually or in the aggregate, result in any material liability.

(iv) The Company and its Subsidiaries have not closed any plant or facility or effectuated any layoffs of employees since January 1, 2012 without complying in all material respects with all applicable Laws, including the Worker Adjustment and Retraining Notification Act (and any similar state or local statutes, rules or regulations). As of the date hereof, to the Company’s Knowledge, no current executive officer or executive committee member has given notice of termination of employment with the Company or any of its Subsidiaries.

(l) Employee Benefit Matters. (i) Section 3.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan in effect as of the date of this Agreement. With respect to each such Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendment thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto, (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (E) the most recent Internal Revenue Service determination letter, (F) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan. The Company does not have any commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or made in connection with open enrollment periods in the ordinary course of business, and there has been no amendment to, or modification of, or written interpretation or announcement by the Company regarding any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of expense incurred with respect to such Company Benefit Plan as reflected in the financial statements included in the SEC Documents for the fiscal year ended December 31, 2013.

(ii) Except for instances that have not and would not reasonably be expected to, individually or in the aggregate, result in any material liability, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (B) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) no event has occurred and, to the Knowledge of the Company, no condition exists that would subject the Company or any of its Subsidiaries, either directly or indirectly by reason of their affiliation with any Commonly Controlled Entity, to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations, (D) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan and (E) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans.

(iii) With respect to any Company Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with such Company Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA and (B) there are no pending or, to the Knowledge of the Company, threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity that, in each of clauses (A) or (B), has resulted in or would reasonably be expected to, individually or in the aggregate, result in any material liability.

(iv) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Company Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). Neither the Company, its Subsidiaries nor any Commonly Controlled Entity has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any (A) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (B) single-employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA or (C) a “multiple employer welfare plan” within the meaning of Section 3(40) of ERISA, and in each case, no fact or event exists that would give rise to any such liability.

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws), except for any liabilities that have not resulted in and would not reasonably be expected to, individually or in the aggregate, result in any material liability.

(vi) Each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service and, to the Knowledge of the Company, (A) as of the date of this Agreement, no revocation of any such determination letter has been threatened in writing and (B) nothing has occurred and no circumstance exists, whether as a result of any action, any failure to act or otherwise, that would reasonably be expected to cause the loss of such qualification.

(vii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or (E) give rise to the payment of any amount that would subject any person to Section 4999 of the Code or result in the non-deductibility of any payment under Section 280G of the Code.

(viii) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.

(ix) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code. The Company has made available to Parent copies of Section 280G calculations prepared in good faith (whether or not final) with respect to the current executive committee members in connection with the Transactions, and shall provide updated calculations with respect to other disqualified individuals as soon as practicable following the date hereof.

(x) As of the date hereof, there is no pending or, to the Company’s Knowledge, threatened litigation to any Company Benefit Plan which is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States (each, a “Non-U.S. Company Benefit Plan”), except as would not reasonably be expected to, individually or in the aggregate, result in any material liability. Except as would not reasonably be expected, individually or in the aggregate, to result in any material liability, each Non-U.S. Company Benefit Plan (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization in all material respect and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded or book-reserved, each Non-U.S. Company Benefit Plan is funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. With respect to any Non-U.S. Company Benefit Plan maintained in the United Kingdom, (1) the United Kingdom Pensions Regulator has not issued and, to the Company’s Knowledge, is not contemplating issuing any restoration order, financial support direction or contribution notice against the Company or any of its Subsidiaries, (2) neither the Company nor any of its Subsidiaries has been connected or associated (as those terms are used under the U.K. Insolvency Act 1986) with the employer of any U.K. occupational pension scheme (other than the Non-U.S. Company Benefit Plans in the U.K.), has ceased to participate in any occupational pension scheme or otherwise become liable to pay any debt, or has entered into an arrangement which might be construed as a compromise or a reduction of a statutory debt, in each case under sections 75 or 75A of the Pensions Act 1995 (or its predecessor, section 144 of the U.K. Pension Schemes Act 1993), and (3) no acts, omissions or other events have, to the Company’s Knowledge, been reported to the U.K. Pensions Regulator under section 69 or 70 of the Pensions Act 2004.

(m) Taxes.

(i) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete in all material respects;

(ii) all material Taxes of the Company and its Subsidiaries, other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid;

(iii) neither the Company nor any of its Subsidiaries, within the past three years, has been subject to a written claim by a taxing jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(iv) there are no material Tax liens other than Permitted Liens on any asset of the Company or any of its Subsidiaries;

(v) each of the Company and its Subsidiaries has timely paid or withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Entity to the extent required by applicable Law);

(vi) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any material Tax and there has been no request by a Governmental Entity to execute such a waiver or extension;

(vii) no material audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, or, to the Knowledge of the Company and its Subsidiaries, threatened;

(viii) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn;

(ix) neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material deduction in calculating, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition (other than any such sale or disposition made in the ordinary course business) made on or prior to the Closing Date;

(x) none of the Company or any of its Subsidiaries (A) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement, or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, such that, in each of (A) and (B), the Company or any of its Subsidiaries is reasonably expected to be, after the date hereof or after the Closing (as the case may be), liable for any material amount of Taxes of another person (other than the Company or any of its Subsidiaries);

(xi) the Company has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five-year period ending on the Closing Date;

(xii) neither the Company nor any of its Subsidiaries has been, within the past two years, a party to any transaction to which Section 355 of the Code applies; and

(xiii) neither the Company nor any of its Subsidiaries has, during any taxable year for which the statute of limitations for the assessment or collection of Taxes has not closed, participated in a “reportable transaction” that gave rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder.

The term “Taxes” means all forms of taxation or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

The term “Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(n) Intellectual Property. (i) The Company or its Subsidiaries own, or are licensed or otherwise possess legal enforceable rights to use all Company Intellectual Property, except for any such failures to own, be licensed or possess that have not and would not reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect. To the Knowledge of the Company, (A) all material Company Intellectual Property owned by the Company or any of its Subsidiaries is exclusively owned by the Company or one of its Subsidiaries, as applicable, and (B) all issued Patents, registered Marks and registered Copyrights owned by the Company or any of its Subsidiaries are subsisting, valid and enforceable.

(ii) The use or practice of the Company Intellectual Property by the Company or any of its Subsidiaries and the operation of the Company’s and its Subsidiaries’ businesses do not infringe, violate, constitute an unauthorized use of or misappropriate any Intellectual Property Rights of any other person, except for such infringements, violations, unauthorized uses or misappropriations which have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, no material claim is pending or, to the Knowledge of the Company, threatened with respect to (A) the ownership, validity, enforceability, license or use of, any Company Intellectual Property by the Company or any of its Subsidiaries, (B) any infringement, misappropriation, unauthorized use, or violation of any Intellectual Property Rights of any person, by the Company or any of its Subsidiaries, or (C) contesting the right of the Company or any of its Subsidiaries to use, sell, exercise, license, transfer, dispose of or commercially exploit any Company Intellectual Property, or any products, processes or materials covered thereby in any manner. To the Knowledge of the Company, the Company Intellectual Property owned by the Company or any of its Subsidiaries is not being infringed, misappropriated, violated, or otherwise misused by any other person in a manner materially adverse to the operation of the businesses of the Company and its Subsidiaries taken as a whole, and neither the Company nor any of its Subsidiaries has made any such claims against any person (including employees and former employees of the Company or any of its Subsidiaries).

(iii) The Company and its Subsidiaries have taken reasonable steps designed to protect and preserve the confidentiality and value of all material Trade Secrets of the Company included in the Company Intellectual Property. To the Knowledge of the Company, no Trade Secret material to the business of the Company or any of its Subsidiaries, taken as a whole, has been subject to unauthorized disclosure.

(iv) The Company and each of its Subsidiaries has implemented commercially reasonable measures designed to (i) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties and (ii) prevent the introduction of Malicious Code into Software used in the businesses of the Company and its Subsidiaries, including firewall protections and regular virus scans. To the Knowledge of the Company, no person has gained unauthorized access to any of the Company’s or its Subsidiaries’ IT Assets, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(o) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Company and its Subsidiaries is (and has been since January 1, 2012, or, if later, its respective date of formation or organization) in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any notice alleging that the Company is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, and all such Authorizations are valid and in good standing, (iii) there are no claims, suits, actions, notices of potential liability, or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) Hazardous Materials are not, except in compliance with Environmental Law and as used in the ordinary course of business, being used or stored by the Company or any of its Subsidiaries or are otherwise present at or on, and there have been no releases or threatened releases of Hazardous Materials at or on, any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to result in liability or give rise to a claim against the Company or any of its Subsidiaries under applicable Environmental Laws (excluding, with respect to currently or formerly leased properties, claims for which none of the Company and any of its Subsidiaries are or would be responsible under the terms of the relevant lease), (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, orders, settlements or compliance agreements or has contractually assumed, or provided indemnification against, any liability or obligation of any other person under or relating to Environmental Laws (except as provided in leases for real property) that would reasonably be expected to result in liability or give rise to a claim by such person against the Company or any of its Subsidiaries and (vi) the Company has made available to Parent copies of all material environmental reports, studies and assessments in its possession (or summaries thereof) relating to the Company, its Subsidiaries and their current and former properties and operations.

The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, natural resources or, as it relates to the exposure to hazardous, deleterious or toxic materials, human health or safety.

The term “Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, pesticides, dioxin, polychlorinated biphenyls, mold, medical waste, biological hazards, asbestos and asbestos-containing materials.

(p) Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancelation has been given with respect to any such policy.

(q) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(i), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve and consummate the Merger Transactions.

(r) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(i), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Merger Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Merger Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Merger Transactions, and no “fair price”, “moratorium”, “control share acquisition” or other state takeover statute or regulation (collectively, “Takeover Laws”) or any anti-takeover provision in the Company’s organizational documents is applicable to the Company, the Company Common Stock, this Agreement, the Merger or the other Merger Transactions.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. A true and correct copy of the engagement letter between the Company and Goldman, Sachs & Co. pursuant to which such fees and expenses are to be paid has been delivered to Parent prior to the date of this Agreement, and such engagement letter has not been subsequently modified, amended, supplemented or waived.

(t) Opinions of Financial Advisors. The Board of Directors of the Company has received the oral opinion (to be confirmed in writing) of Goldman, Sachs & Co. to the effect that, as of the date of this Agreement, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of the written opinion of Goldman, Sachs & Co. rendered to the Board of Directors of the Company will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(u) Title to Properties. (i) Each agreement under which the Company or any Subsidiary thereof is the landlord, sublandlord, tenant, subtenant or occupant (each, a “Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the (“Leased Real Property”) is valid and binding on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no default under any Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice of both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Real Property Lease.

(ii) The Company or one of its Subsidiaries has good and valid title to all real property currently owned by the Company or any of its Subsidiaries (collectively, “Owned Real Property”) and the Company and its Subsidiaries have good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of their other material tangible properties and assets, free and clear of all Liens except Permitted Liens, except where absence of good and valid title is not and would not reasonably be expected to, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(v) The current use, occupancy and operation of each parcel of Owned Real Property and Leased Real Property by the Company and its Subsidiaries is in compliance in all material respect with all applicable Laws, deeds, easements, restrictions, leases, licenses, permits or other arrangements or requirements (including any building or zoning codes) affecting such Owned Real Property or Leased Real Property, except for such incidents or noncompliance that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

SECTION 3.02. Representations and Warranties of Parent and Sub. Except (x) as set forth in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2012 by Parent and publicly available prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (without giving effect to any amendment to any such Company Filed SEC Documents filed on or after the date of this Agreement and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward-looking statements) or (y) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure (without reference to the contents of any Contract or other document that is not the subject of accompanying disclosure) that such information is relevant to such other Section or subsection), Parent and Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Parent is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of Parent’s

Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), in each case amended to and in effect as of the date of this Agreement.

(b) Capital Structure. (i) The authorized capital stock of Parent consists of 265,000,000 shares of common stock, par value $0.10 per share, of Parent (“Parent Common Stock”) and 30,000,000 shares of preferred stock, par value $0.10 per share (the “Parent Preferred Stock”). At the close of business on October 29, 2014, (i) (A) 84,554,107 shares of Parent Common Stock were issued and outstanding (which number includes 1,551,305 shares of Parent Common Stock subject to vesting or other forfeiture conditions or repurchase by Parent (such shares, together with any similar shares issued after October 29, 2014, the “Parent Restricted Stock”)) and (B) 22,482,000 shares of Parent Common Stock were held by Parent in its treasury, (ii) 3,390,172 shares of Parent Common Stock were subject to outstanding options (other than rights under Parent’s Employee Stock Purchase Plan (such plan, the “Parent ESPP”)) to acquire shares of Parent Common Stock from Parent (the “Parent Stock Options”), (iii) 1,055,735 shares of Parent Common Stock were issuable upon settlement or vesting of outstanding, restricted stock unit awards or performance share awards payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock, (iv) 1,483,646 shares of Parent Common Stock were subject to outstanding rights under the Parent ESPP and (v) no shares of Parent Preferred Stock were issued or outstanding or held by Parent in its treasury. Except as set forth above, at the close of business on October 29, 2014, no shares of capital stock or other voting securities of Parent were issued or outstanding. Since December 31, 2013, Parent has not declared or paid any dividend or declared or made any distribution on any of its capital stock. Since October 29, 2014 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent, other than issuances of shares of Parent Common Stock pursuant to the exercise of Parent Stock Options outstanding as of October 29, 2014 or the vesting or settlement of awards under the Parent Stock Plans and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, except for rights pursuant to the Parent ESPP. All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement, the Parent ESPP, or as otherwise set forth above, as of October 29, 2014, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (2) obligating Parent or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to subscribe for or acquire any securities of Parent or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Parent Common Stock or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than pursuant to the Parent Stock Plans, or options, warrants or other rights to acquire shares of capital stock of Parent or any such Subsidiary other than as described above.

(ii) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.01(c), (A) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Parent Certificate of Incorporation or the Parent Bylaws or other equivalent organizational documents or any agreement to which Parent is a party or is bound, (B) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable “blue sky” Laws and (C) will be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

(c) Authority; Noncontravention. (i) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the Transactions, subject, in the case of the Merger only, to the delivery by Parent of the written consent, as sole stockholder of Sub, referenced in Section 5.11. The execution, delivery and performance of this Agreement and the consummation by Parent and Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, subject, in the case of the Merger only, to the delivery by Parent of the written consent, as sole stockholder of Sub, referenced in Section 5.11. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) The execution, delivery and performance by Parent and Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub or any of their respective Subsidiaries under (other than any such Lien created in connection with the Debt Financing), any provision of (A) the Parent Certificate of Incorporation, the Parent Bylaws or the comparable organizational documents of any of their respective Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing with the SEC of (x) the Form S-4 and (y) such reports under the Exchange Act, as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent SEC Documents; Financial Statements. (i) Parent has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent since January 1, 2012 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, the Parent SEC Documents (A) complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Parent SEC documents contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. Parent has made available to the Company all material correspondence with the SEC since January 1, 2012 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Filed SEC Documents and, to the Knowledge of Parent, as of the date of this Agreement, none of the Parent Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material in nature or amount).

(iii) Since January 1, 2012, subject to any applicable grace periods, Parent has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(iv) Parent has timely filed or furnished and made available to the Company all certifications and statements required by Rule 13a-14 or Rule 15d-14 under the Exchange Act. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) of the Exchange Act. Parent maintains internal controls over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud or allegation of fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in Parent’s internal controls over financial reporting.

(v) There are no outstanding loans made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent.

(vi) Except (A) as reflected, accrued or reserved against in (1) Parent’s consolidated balance sheet as of December 31, 2013 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2013, or (2) Parent’s consolidated balance sheet as of June 30, 2014 (or the notes thereto) included in Parent’s Quarterly Report on Form 10-Q filed prior to the date of this Agreement for the fiscal quarter ended June 30, 2014, (B) for liabilities or obligations incurred in the ordinary course of business since June 30, 2014, (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act.

(f) Absence of Certain Changes or Events. Since June 30, 2014, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business and (iii) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.01(b)(i)-(iv) or (vi)-(vii).

(g) Financing. Parent has delivered to the Company true and complete copies of an executed commitment letter and Redacted Fee Letter from the financial institutions identified therein (collectively, the “Debt Financing Commitment”, which for purposes of Section 5.08(b) and (c) includes any offering of debt or equity securities contemplated by the Debt Financing Commitment) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”). As of the date hereof, the Debt Financing Commitment has not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications permitted by Section 5.08(a)), and none of the obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect. Parent or Sub has fully paid any and all commitment fees or other fees in connection with the Debt Financing Commitment that are payable on or prior to the date of this Agreement. Assuming (A) the Debt Financing is funded in accordance with the Debt Financing Commitment and (B) the satisfaction or (to the extent permitted by Law) waiver of the conditions in Section 6.02, as of the Closing the net proceeds contemplated by the Debt Financing Commitment, together with Parent and Company cash on hand, will in the aggregate be sufficient for Parent, Sub and the Surviving Corporation to pay the aggregate Cash Consideration, all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(i), all requisite payments of dividends or other distributions pursuant to Section 2.02(c) or 2.02(j), Restricted Stock Consideration, Option Amounts, RSU Amounts and Deferred Stock Unit Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Debt Financing Commitment) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses of Parent, Sub and the Surviving Corporation. The Debt Financing Commitment is (i) the legal, valid and binding obligation of Parent and Sub, as applicable, and, to the Knowledge of Parent and Sub, each of the other parties thereto, (ii) enforceable in accordance with their respective terms against Parent and Sub, as applicable, and, to the Knowledge of Parent and Sub, each of the other parties thereto, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles and (iii) in full force and effect. As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties and undertakings under this Agreement to the extent required under Section 6.02(a), (A) no event has occurred that, with or without notice, lapse of time, or both, would or would reasonably be excepted to, constitute a default or breach on the part of Parent, Sub, or to the Knowledge of Parent, any other person party to the Debt Financing Commitment, in each case, under the Debt Financing Commitment and (B) assuming satisfaction or (to the extent permitted by Law) waiver of the conditions to Parent’s and Sub’s obligation to consummate the Merger, neither Parent nor Sub have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be made available to Parent or Sub on the Closing Date in accordance with the terms of the Debt Financing Commitment. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Financing Commitment and such other conditions and contingencies with respect to the Debt Financing permitted pursuant to Section 5.08(a). As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) to which Parent or any of its Affiliates is a party related to the funding of the full amount of the Debt Financing other than as expressly contained in the Debt Financing Commitment and delivered to the Company prior to the execution and delivery of this Agreement.

(h) Operations and Assets of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions. Parent owns, beneficially and of record, all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Debt Financing).

(i) Ownership of Company Common Stock. None of Parent, Sub or any of their Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

(j) Litigation. There is no material suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of Parent or Sub, threatened against, or to the Knowledge of Parent or Sub, any pending or threatened governmental or regulatory investigation of, Parent or any of its Subsidiaries. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent or Sub, threatened to be imposed, against Parent or any of its Subsidiaries or any of their respective assets that is or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that is or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any financial obligation under agreement or stipulation with respect to any legal, administrative, arbitral or other proceeding, claim, suit or action that is or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(k) Compliance with Laws. (i) Each of Parent and its Subsidiaries is in material compliance with (and since January 1, 2012 or, if later, its respective date of formation or organization, has been in material compliance with) all Laws applicable to their respective businesses or operations, including, to the extent applicable to their respective businesses or operations, Health Care Laws.

(ii) To the Knowledge of Parent or Sub, in no clinical trial directly conducted or supervised by Parent or any of its Subsidiaries, or in which Parent or any of its Subsidiaries has participated, has the United States Food and Drug Administration, Institutional Review Board or equivalent approval, to the extent such approval is required to be obtained or maintained by Parent or any of its Subsidiaries, ever been suspended or terminated due to actions or failure to act on the part of Parent or any of its Subsidiaries.

(iii) None of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any of their respective Representatives, have engaged in any activities which have resulted in criminal or material civil penalties against, or mandatory or permissive exclusion of, Parent or any of its Subsidiaries from Medicare, Medicaid, or any other federal health care program under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, or 1395nn, the Federal Employees Health Benefits Program statute, or the regulations promulgated pursuant to such statutes or related foreign, state or local statutes or regulations.

(iv) Parent’s and its Subsidiaries’ past and present collection, use, analysis, disclosure, retention, storage, security and dissemination of Personal Information comply (and since January 1, 2012 have complied) in all material respects with (i) any and all applicable Laws, including Information Privacy and Security Laws, (ii) business associate agreements to which Parent is a party and (iii) Parent’s privacy policies. To the extent required by applicable Law, Parent has posted in accordance with Information Privacy and Security Laws a privacy policy governing its use of Personal Information on its website and has complied at all times with such privacy policy, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(v) Parent, its Subsidiaries and, to the Knowledge of Parent, their respective Representatives are in compliance (and since January 1, 2012 have complied) in all material respects with: (i) the provisions of FCPA and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Parent and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Parent or Sub. Since January 1, 2012, Parent, its Subsidiaries and, to the Knowledge of Parent or Sub, their respective Representatives have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA and any Laws described in clause (ii). Parent and its Subsidiaries (x) have instituted policies and procedures designed to ensure compliance with the FCPA and other anti-bribery and anti-corruption Laws in each jurisdiction in which Parent and its Subsidiaries operate and (y) have maintained and will maintain such policies and procedures in force.

(vi) Each of Parent and its Subsidiaries has (and since January 1, 2012 or, if later, its respective date of formation or organization, has had) in effect all Authorizations necessary for it to own, lease and operate its properties and assets and to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of Parent or Sub, no suspension or cancelation of any Authorization is pending or threatened, except where such violation, default, suspension or cancelation is not and would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

(vii) Parent and its Subsidiaries and Affiliates are, and since January 1, 2012 have been, in material compliance with all Trade Control Laws. Since January 1, 2012, unless authorized by the relevant agency of the U.S. Government, Parent and its Subsidiaries and Affiliates have not conducted any transactions directly or indirectly related to (a) Cuba, Iran, North Korea, Sudan or Syria; (b) Restricted Parties; or (c) individuals or entities owned or controlled by, or acting on behalf of, Restricted Parties. Neither Parent nor any of its Subsidiaries are Restricted Parties or are owned or controlled by Restricted Parties. There is no pending or, to the Knowledge of Parent, threatened action against Parent or its Subsidiaries, nor any pending voluntary disclosure by Parent or its Subsidiaries or Affiliates to any government authority in connection with an alleged material violation of any Trade Control Laws. Since January 1, 2012, Parent and its Subsidiaries and Affiliates have not been cited or fined for failure to comply with, or submitted any voluntary self-disclosures regarding material non-compliance with, Trade Control Laws.

(l) Absence of Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.01(c), no vote of the stockholders of Parent is required by Law, the Parent’s Certificate of Incorporation or the Parent Bylaws or otherwise in order for Parent and Sub to consummate the Transactions.

(m) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Frères & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Sub.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business. (a) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with Governmental Entities and significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent;

(ii) cause a Company Foreign Subsidiary to (x) distribute, pay, or otherwise transfer cash or property in respect of the capital stock of such Subsidiary, if the distributee, payee, or transferee is a United States person, within the meaning of Section 7701(a)(30) of the Code, or (y) engage in a transaction to which Section 956 of the Code applies, unless the total amount of foreign-source income generated under clauses (x) and (y) does not exceed $25 million, it being understood that Parent shall not unreasonably withhold its consent for amounts in excess of $25 million, consistent with the objective of limiting foreign-source income prior to Closing and to the extent not inconsistent with the business needs of the Company in carrying on its business in the ordinary course consistent with past practice;

(iii) (A) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (B) enter into any agreement with respect to the voting of its capital stock;

(iv) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the trustee of the Company Benefit Plan intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plan”) of

shares of Company Common Stock in order to satisfy participant elections under the Company 401(k) Plan and (D) the acquisition by the Company of Company Stock Options, shares of Company Restricted Stock and Company RSUs in connection with the forfeiture of such awards;

(v) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) upon the exercise of Company Stock Options that are outstanding as of the date hereof, (B) upon the vesting or settlement of Company Restricted Stock, Company RSUs and Company Deferred Stock Units granted under the Company Stock Plans prior to the date hereof and (C) rights of participants under the Company 401(k) Plan to cause the trustee thereof to acquire shares of Company Common Stock to satisfy participant elections thereunder, in each case in accordance with their terms as of the date hereof;

(vi) amend (i) the Company Certificate of Incorporation or the Company Bylaws or (ii) the comparable organizational documents of any Subsidiary of the Company in any material respect;

(vii) (A) acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, or (B) acquire any other assets or property, other than, in the case of this clause (B), (1) acquisitions of raw materials, inventory, consumables, similar materials and other non-capital assets acquired and used in the ordinary course of business consistent with past practice, (2) transactions solely between or among the Company and its Subsidiaries, (3) making or committing to any capital expenditures in compliance with Section 4.01(a)(xi) or (4) investments in cash and cash equivalents consistent with past practice; provided, that neither the Company nor any of its Subsidiaries shall make any acquisition that would, or would reasonably be likely to prevent, delay or impair the Company’s ability to consummate the Transactions;

(viii) sell, license, lease, transfer, assign, divest, cancel, abandon, allow to lapse, or otherwise dispose of any of its properties, rights or assets (including capital stock of any Subsidiary of the Company and Company Intellectual Property), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (B) the non-exclusive licensing or sublicensing of Company Intellectual Property in the ordinary course of business consistent with past practice, (C) leases and subleases of Owned Real Property and Leased Real Property, and voluntary terminations or surrenders of Real Property Leases, in each case, in the ordinary course of business consistent with past practice, (D) the settlement of claims permitted under subsection (xii) below and (E) abandonments or lapses of Company Intellectual Property rights that are not material to the conduct of the business of the Company and its Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(ix) pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties, rights or assets (including capital stock of any Subsidiary of the Company) other than to secure Indebtedness permitted under subsection (x) of this Section 4.01(a);

(x) (A) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”), other than (1) borrowings in the ordinary course of business under the Company’s existing credit facilities and in respect of letters of credit; provided, however, that at no time shall the aggregate outstanding amount of borrowings under the Company’s existing credit facilities and in respect of letters of credit exceed $10,000,000 more than the aggregate amount of such borrowings outstanding as of the date hereof,

(2) foreign currency arrangements entered into in the ordinary course of business and not for any speculative purpose, (3) prepayments of Indebtedness in the ordinary course of business under the Company’s existing revolving credit facility or (4) Indebtedness incurred by the Company or a wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company in accordance with Section 4.01(a)(x)(B)(1); or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to any wholly owned Subsidiary of the Company or to the Company from any wholly owned Subsidiary of the Company, (2) pursuant to subsection (vii) above or (3) advances of business and travel expenses to employees or advances to customers, in each case under this clause (3) in the ordinary course of business;

(xi) make any capital expenditures that, in the aggregate, exceed 105% of the aggregate amount of expenditures provided for in the Company’s 2015 capital expenditures plan provided to Parent in writing prior to the date of this Agreement;

(xii) settle any claim, investigation, proceeding or litigation with a Governmental Entity or third party, in each case threatened, made or pending against the Company or any of its Subsidiaries, for amounts in excess of $10,000,000 individually or $30,000,000 in the aggregate, other than the settlement of claims, investigations, proceedings or litigation for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents;

(xiii) except as required pursuant to the terms of any Company Benefit Plan in effect on the date of this Agreement or entered into, amended or modified after the date of this Agreement in a manner not in contravention of this Section 4.01(a), (A) grant to any director, officer or employee of the Company or any of its Subsidiaries any increase in compensation or employee benefits, (B) grant to any present or former director, officer or employee of the Company or any of its Subsidiaries any severance or termination pay, or increase in severance or termination pay, (C) enter into any employment, consulting, severance, termination or similar agreement with any present or former director, officer or employee of the Company or any of its Subsidiaries, (D) pay any bonus to any present or former director, officer or employee of the Company or any of its Subsidiaries other than payment of 2014 annual cash bonuses in the ordinary course of business based on actual performance in 2014, (E) grant any new awards under any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been in effect as of the date hereof, (F) establish, adopt, enter into or amend in any material respect any collective bargaining agreement, other Contract with a labor organization or Company Benefit Plan, other than routine amendments to Company Benefit Plans that do not increase costs of maintaining such Company Benefit Plans by other than a de minimis amount, (G) amend or modify any outstanding award under any Company Benefit Plan, (H) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Company Benefit Plan or remove any existing restrictions in any Company Benefit Plan or award made thereunder, (I) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan or (J) forgive any loans, or issue any loans (other than routine travel, immaterial business expense advances, relocation loans or education loans issued in the ordinary course of business), to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries; provided, however, that clauses (A) through (E) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly-hired employees (other than executive officers or executive committee members of the Company), or to such employees in the context of promotions based on job performance or workplace requirement, in each case in the ordinary course of business, benefits (excluding equity grants) consistent with the benefits (excluding equity grants) made available to similarly situated employees;

(xiv) communicate with Company Employees regarding the compensation, benefits or other treatment they will receive in connection with the transactions contemplated by this Agreement, unless such communications are consistent with those previously agreed by Parent and the Company;

(xv) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, make any change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company where such change would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xvi) (A) except as required by applicable Law, make any change (or file any such change) in any material method of Tax accounting, (B) make, change or rescind any material Tax election; (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes; (D) file any amended Tax Return reflecting a material amount of Taxes; (E) enter into any closing agreement relating to a material amount of Taxes; or (F) waive or extend the statute of limitations in respect of material Taxes, in each case outside of the ordinary course of business;

(xvii) (A) cancel, amend, modify or terminate, or waive any material rights, claims or benefits under, any Specified Contract, other than in the ordinary course of business consistent with past practice, (B) enter into any Contract that would have been a Specified Contract under clause (ii), (iv), (viii) or (x) of Section 3.01(i) if it were entered into prior to the date of this Agreement or (C) enter into any Contract that would have been a Specified Contract (excluding clauses (ii), (iv) (viii) or (x) of Section 3.01(i)) if it were entered into prior to the date of the Agreement other than in the ordinary course of business consistent with past practice;

(xviii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) (A) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement or (B) start to conduct a line of business of the Company or any of its Subsidiaries in a geographic area where it is not conducted as of the date of this Agreement, other than starting to conduct a line of business of the Company or any of its Subsidiaries in geographic areas that are reasonable extension to geographic areas where such business line is conducted as of the date of this agreement (provided, that in the case of each of clauses (A) and (B), such entry or expansion would not reasonably be expected to prevent, delay (other than in a de minimis respect) or impair the ability of the Company, Parent and Sub to complete the Merger on a timely basis);

(xx) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with Governmental Entities and significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 4.01(b) of the Company Disclosure Letter, expressly permitted by this Agreement, required by applicable Law or consented to in writing by the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent;

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of the Parent Stock Options in order to pay the exercise price of the Parent Stock Options, (B) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to Parent Stock Plans, (C) the acquisition by Parent of any awards under the Parent Stock Plans in connection with the forfeiture of such awards and (D) the acquisition by Parent of Parent Common Stock in connection with the exercise of rights under the Parent ESPP, in each case that are outstanding as of the date hereof and in accordance with their present terms;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than with respect to any awards granted under any Parent Stock Plan;

(v) amend the Parent Certificate of Incorporation or the Parent Bylaws in any manner that would prohibit or hinder, impede or delay in any material respect the Merger or the consummation of the Transactions or have a material and adverse impact on the value of the Parent Common Stock;

(vi) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, make any change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of Parent where such change would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole;

(vii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole; or

(viii) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. During the period from the date of this Agreement to the Effective Time, (i) the Company shall promptly give Parent written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.02 and (ii) Parent shall promptly give the Company written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.03; provided, however, that the delivery of any notice pursuant to this Section 4.01(c) shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

SECTION 4.02. No Solicitation. (a) Except as expressly permitted by this Section 4.02, the Company and its Subsidiaries shall not, and the Company shall instruct and cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate any inquiries regarding, or the making or submission of, any Takeover Proposal or any proposal or offer that may reasonably be expected to lead to any Takeover Proposal, (ii) engage in, participate in or otherwise continue any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate the making of, any proposal or offer that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into or agree to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement (an “Acquisition Agreement”). The Company and its Subsidiaries shall, and the Company shall instruct and cause its and their respective Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted heretofore with respect to any Takeover Proposal, or proposal or offer that could reasonably be expected to lead to any Takeover Proposal. The Company will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making a Takeover Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.

The term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons relating to (A) any direct or indirect acquisition or purchase in any manner, in each case whether in a single transaction or a series of transactions, of (1) 15% or more (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company, (B) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of the Company Common Stock or any other class of capital stock or equity securities of the Company or (C) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (x) 15% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (y) businesses or assets (including capital stock of the Subsidiaries of the Company) that constitute 15% or more of the consolidated revenues, net income or total assets of the Company and its Subsidiaries, other than, in each case, the Transactions.

(b) The Company shall promptly (and in any event, within 24 hours) notify Parent if (i) any Takeover Proposal is received by, (ii) any non-public information is requested in connection with any Takeover Proposal from, or (iii) any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such person and any financial terms included in, and the other material terms and conditions of, any such Takeover Proposal (including, if applicable, copies of any written Takeover Proposal) and thereafter shall keep Parent reasonably informed, on a reasonably current basis, of the status and terms of any such Takeover Proposal (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(c) Notwithstanding Section 4.02(a) or anything else in this Agreement to the contrary, if at any time prior to (but not after) obtaining the Company Stockholder Approval, (i) the Company has received an unsolicited, bona fide, written Takeover Proposal from a third party first made after the date of this Agreement, (ii) the Board of Directors of the Company determines in good faith, (A) after consultation with its outside legal counsel and financial advisor, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (B) after consultation with and receiving advice of outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable Law, (iii) there has been no breach of this Section 4.02 in connection with such Takeover Proposal and (iv) the Company has provided at least 24 hours prior written notice to Parent of its intent to take any of the following actions, the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal, and (B) engage in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal; provided, however, that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into an Acceptable Confidentiality Agreement with such person, and (y) will concurrently provide (and in any event within 24 hours) to Parent any non-public information concerning the Company or its Subsidiaries to be provided to such other person which was not previously provided to Parent.

The term “Superior Proposal” means any unsolicited, bona fide Takeover Proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing after the date of this Agreement that the Board of Directors of the Company determines in good faith is reasonably likely to be consummated and that is on terms which the Board of Directors of the Company determines in good faith, if consummated, would result in a transaction more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 4.02(d) below in response to such proposal or otherwise).

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation or (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into any Acquisition Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to (but not after) obtaining the Company Stockholder Approval and subject to compliance with Section 5.06(b) and this Section 4.02, (x) the Board of Directors of the Company may effect an Adverse Recommendation Change if the Board of Directors of the Company determines in good faith after consultation with and receiving advice of its outside counsel and financial advisor that the failure to effect such Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law or (y) the Company may terminate this Agreement in accordance with Section 7.01(f) and concurrent with such termination cause the Company to enter into an Acquisition Agreement providing for a Superior Proposal (a “Superior Proposal Termination”); provided, that no Adverse Recommendation Change or Superior Proposal Termination may be made until after at least five business days following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to take such action and the basis therefor, including in the case of an Adverse Recommendation Change not related to a Superior Proposal the circumstances thereof. After providing such notice and prior to effecting such Adverse Recommendation Change or Superior Proposal Termination, (I) the Company shall, during such five business day period, negotiate in good faith with Parent and its Representatives with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent, (II) in determining whether to make an Adverse Recommendation Change or effect a Superior Proposal Termination, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such five business day period and (III) following the end of such five business day period, the Board of Directors of the Company or any committee thereof determines that the Superior Proposal would continue to be a Superior Proposal or, in the case of an Adverse Recommendation Change that does not involve a Superior Proposal, that the failure to effect such Adverse Recommendation Change would continue to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. Any amendment to the financial terms or other material terms of any Takeover Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 4.02(d), including with respect to the notice period referred to in this Section 4.02(d), except that the five business day period shall be two business days for such purposes.

(e) From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person if the Board of Directors of the Company determines in good faith, after consultation with and receiving advice from its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, that the Company promptly advises Parent that it is taking such action and the identity of the party or parties with respect to which it is taking such action; provided, further, that the foregoing shall not restrict the Company from permitting a person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to avoid violating fiduciary duties under applicable Law.

(f) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with and receiving advice of its outside counsel) that failure to do so would be inconsistent with its fiduciary duties to stockholders under applicable Law; provided, however, that (x) clause (ii) of this Section 4.02(f) shall not be deemed to permit the Board of Directors of the Company to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 4.02(d) except, in each case, to the extent permitted by Section 4.02(d) and (y) in any disclosure made pursuant to clause (i) or (ii) of this Section 4.02(f) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 4.02(d)), the Board of Directors of the Company shall expressly publicly reaffirm the Company Board Recommendation, and any failure to do so shall be deemed an Adverse Recommendation Change for all purposes of this Agreement.

(g) The violation of any of the provisions of this Section 4.02 by any of the Company’s Subsidiaries or any of its or such Subsidiaries’ respective Representatives shall constitute a breach of this Agreement by the Company.

ARTICLE V

Additional Agreements

SECTION 5.01. Preparation of the Proxy Statement; Company Stockholders’ Meeting. (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC a proxy statement (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC). Prior to the effective date of the Form S-4, the Company and Parent shall also use their respective reasonable best efforts to satisfy all necessary state securities Laws or “blue sky” notice requirements in connection with the Merger and to consummate the Transactions and will pay all expenses incident thereto. Each of Parent and the Company shall furnish all information concerning such person and its Affiliates as may be reasonably requested by the other and shall otherwise reasonably assist and cooperate with the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement, including the resolution of any comments in respect thereof received from the SEC. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to receipt of the Company Stockholder Approval any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The Company and Parent shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(b) The Company shall, subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, (i) as promptly as practicable (and in no event more than 45 days after the Form S-4 becomes effective), establish a record date for, duly call and give notice of the Company Stockholders’ Meeting, and (ii) as promptly as practicable convene and hold the Company Stockholders’ Meeting and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval. Subject to the ability of the Board of Directors of the Company to make an Adverse Recommendation Change pursuant to Section 4.02(d), the Company shall (i) make the Company Board Recommendation and include such recommendation in the Proxy Statement and (ii) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, if on a date preceding the date on which or the date on which the Company Stockholders’ Meeting is scheduled, the Company reasonably believes that (A) it is necessary to postpone or adjourn the Company Stockholders’ Meeting to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company’s Stockholders’ Meeting or (B) (1) it will not receive proxies sufficient to obtain the Company Stockholder Approval, whether or not a quorum is present or (2) it will not have sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting, as long as, in the case of any postponement or adjournment under clause (B) of this sentence, the date of the Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 calendar days. In the event that during the three business days prior to the date that the Company Stockholders’ Meeting is then scheduled to be held, the Company delivers a notice of an intent to make an Adverse Recommendation Change or Superior Proposal Termination (including in connection with an amendment pursuant to the last sentence of Section 4.02(d)), Parent may direct the Company to postpone the Company Stockholders’ Meeting for up to three business days and the Company shall promptly, and in any event no later than the next business day, postpone the Company Stockholders’ Meeting in accordance with Parent’s direction, subject to the Company’s right to postpone the Company Stockholders’ Meeting for a longer period pursuant to the preceding sentence.

(c) Notwithstanding any Adverse Recommendation Change, the Company shall nonetheless submit this Agreement to the Company’s stockholders for adoption at the Company Stockholders’ Meeting unless this Agreement is terminated in accordance with Article VII prior to the Company Stockholders’ Meeting.

SECTION 5.02. Access to Information; Confidentiality. (a) From and after the date of this Agreement until the Effective Time and upon reasonable notice, (i) the Company shall, and shall cause its Subsidiaries to, (A) provide to Parent and Parent’s Representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (B) furnish to Parent such information concerning the business, properties, contracts, assets, liabilities, capital stock, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request, and (ii) Parent shall, and shall cause its Subsidiaries to, (A) provide to the Company and the Company’s Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries and to the books and records thereof (so long as such access does not unreasonably interfere with the operations of Parent) and (B) furnish to the Company such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of Parent and its Subsidiaries as the Company or its Representatives may reasonably request, in the case of the foregoing clauses (A) and (B) to the extent reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the Transactions; provided, however, that no investigation pursuant to this Section 5.02 shall be deemed to modify any representation or warranty made by the Company or Parent; provided, further, that neither Parent nor the Company shall be required pursuant to this Section 5.02 to disclose any information to the extent that (x) in the reasonable good faith judgment of such party, any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (y) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (z) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (x) through (z) of this Section 5.02, Parent or the Company, as applicable, shall use its commercially reasonable efforts to (I) obtain the required consent of any such third party to provide such inspection or disclosure, (II) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (III) in the case of clauses (x) and (z), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(b) To the extent that any of the information or material furnished pursuant to this Section 5.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. All information obtained by the parties hereto pursuant to this Section 5.02 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 5.03. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to, and shall cause their respective Affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by Governmental Entities in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including filings under the HSR Act or foreign antitrust or competition Law) applicable to the Transactions and other registrations, declarations and filings with, or notices to, Governmental Entities, (iv) the obtaining of consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in connection with the Transactions; provided, however, that in no event shall any of the parties hereto or any of their respective Affiliates be required to (and in no event shall the Company or any of its Subsidiaries, without Parent’s prior written approval) make any payment to such third parties or concede anything of value in any case prior to the

Effective Time in order to obtain any such consent, approval or waiver from any such third parties, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and (vi) as promptly as reasonably practicable following the receipt thereof, responding to any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Entity in connection with the Transactions. In connection with and without limiting the foregoing, each of Parent and the Company and their respective Boards of Directors shall (A) take all action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other Merger Transactions and (B) if any Takeover Law becomes applicable to this Agreement, the Merger or any of the other Merger Transactions, take all action necessary to ensure that the Merger and the other Merger Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Merger Transactions. No party hereto shall voluntarily extend any waiting period under the HSR Act or foreign antitrust or competition Law (collectively, “Antitrust Laws”) or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties hereto (such consents not to be unreasonably withheld or delayed and which reasonableness shall be determined in light of each party’s obligation to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions).

(b) The Company and its Subsidiaries shall reasonably cooperate with Parent, to the extent the Company can reasonably do so without material disruption of its ordinary course business operations consistent with past practice, in determining a tax efficient way to distribute or otherwise transfer cash or other assets from the Company Foreign Subsidiaries to the United States following the Closing, including (i) determining the tax cost of such transfers and the various alternatives for such distributions or transfers, and (ii) preparing documentation in advance of the Closing in order to be prepared to execute such transfers as promptly as practicable after the Closing. If this Agreement is terminated pursuant to Section 7.01, Parent shall reimburse the Company for the Company’s reasonable out-of-pocket costs incurred under this Section 5.03(b).

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require or obligate Parent or any of its Affiliates to (and in no event shall any representation, warranty or covenant of Parent contained in this Agreement be breached or deemed breached as a result of the failure of Parent to): (i) agree to or otherwise become subject to any limitations on (A) the right of Parent to control or operate its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time), or (B) the right of Parent to exercise full rights of ownership of its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time), or (ii) agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), or divest itself of all or any portion of the business, assets or operations of Parent or any of its Affiliates or the business, assets or operations of the Company or its Subsidiaries after the Effective Time (any such action referred to in clause (i) or (ii), a “Burdensome Condition”). Subject to the preceding sentence, each of Parent and the Company shall defend through litigation on the merits any claim asserted in court or administrative or other tribunal by any Governmental Entity acting pursuant to applicable Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Outside Date. With respect to any Governmental Entity in connection with the Transactions, neither the Company nor its Subsidiaries shall, without Parent’s prior written consent in Parent’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product or service lines or assets of, the Company or its Subsidiaries after the Effective Time, or otherwise limits Parent’s ability to receive the full benefits of this Agreement and the Transactions.

(d) Neither Parent nor the Company shall, nor shall it permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to such acquisition or the consummation of such acquisition would reasonably be expected to result in (i) the failure to obtain or materially impair or delay the obtaining of the expiration or termination of the waiting period in respect of the Transactions under any applicable Law, (ii) the entry, the commencement of litigation seeking the entry, or failure to effect the dissolution, in each case, of any injunction, temporary restraining order or other order that would prevent or materially impair or delay the consummation of the Transactions or (iii) failure to obtain or materially impair or delay the obtaining of all waivers, authorizations, consents, orders and approvals of Governmental Entities necessary for the consummation of the Transactions.

(e) None of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion. The parties to this Agreement shall, and shall cause their respective Affiliates to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries; (ii) as necessary to comply with contractual arrangements or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

SECTION 5.04. Benefit Plans. (a) Following the Effective Time and until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with (i) annual base compensation and annual target cash incentive amounts that are no less in the aggregate than the annual base compensation and annual target cash incentive amounts provided to such Company Employees immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits provided to such Company Employees immediately prior to the Effective Time and (iii) employee pension and welfare benefits (excluding benefits under any defined benefit pension plan) that are substantially comparable in the aggregate to the employee pension and welfare benefits (excluding benefits under any defined benefit pension plan) provided to such Company Employees immediately prior to the Effective Time.

(b) No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans, but excluding any plan frozen to new participants or any defined benefit pension plan or any plan providing for post-retirement medical benefits), for purposes of determining eligibility to participate, level of benefits, vesting, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of determining eligibility to receive discretionary contributions under Parent’s Employees’ Savings Plan and (iii) for determining eligibility under the Parent ESPP.

(d) Without limiting the generality of Section 5.04(a), Parent shall use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall recognize, or use commercially reasonable efforts to cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) If requested by Parent at least five (5) business days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the business day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with the evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Board of Directors of the Company (the form and substance of which shall be subject to review and approval by Parent) not later than two (2) business day(s) immediately preceding the Effective Time. To the extent that such Company 401(k) plans are terminated, Parent shall use commercially reasonable efforts to permit the roll-over of participant account balances under such 401(k) plans(s) to a benefit plan maintained by Parent intended to qualify under Section 401(k) of the Code, in accordance with applicable law, as soon as practicable following the Effective Time.

(f) For the avoidance of doubt and notwithstanding anything to the contrary herein, for purposes of any Company Benefit Plan set forth in Section 3.01(l)(vi) of the Company Disclosure Letter containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional Taxes” under Code Section 409A).

(g) Prior to the Closing, (i) the Company and its Subsidiaries shall comply with any Law or other legal requirement (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body), to consult with any Company Employees, a relevant trade union, works council or any other employee representatives in connection with the Transactions and (ii) the Company and Parent shall use commercially reasonable efforts to provide any relevant, required information to, and undertake any required consultation with, representatives of Company Employees in a timely manner.

(h) Prior to Closing, the Company and its Subsidiaries shall take all action necessary to ensure the U.K. Pensions Regulator is notified of the Merger in accordance with Section 69 of the U.K. Pensions Act 2004, and shall respond in a timely manner to all requests of the U.K. Pensions Regulator, and shall keep Parent advised of the status of such discussions and correspondence.

(i) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.04 shall create such rights in any such persons.

SECTION 5.05. Indemnification, Exculpation and Insurance. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective

Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement set forth in Section 5.05(a) of the Company Disclosure Letter, between a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company may (or, at the request of Parent, shall use commercially reasonable efforts to) obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 300% of the amount (the “Annual Amount”) paid by the Company for coverage for the most recently completed 12-month period prior to the date of this Agreement (such amount, equal to 300% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that (i) Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party and (ii) in satisfying its obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The obligations of the Parent and the Surviving Corporation under this Section 5.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party.

SECTION 5.06. Fees and Expenses. (a) Except as provided in Sections 5.06(b), 5.06(c) and 5.08(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(f);

(ii) (A) after the date of this Agreement, a Takeover Proposal shall have been made to the Company or any of its Subsidiaries, a Takeover Proposal shall have been made directly to the stockholders of the Company generally, any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal or a Takeover Proposal shall have otherwise become publicly known, (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii), (2) by Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Outside Date) or (3) by Parent pursuant to Section 7.01(c) due to the Company having breached or failed to perform its covenants or agreements set forth in (I) Section 4.02 of this Agreement or (II) any other provision of this Agreement, but only, in the case of clause (II), if the breach or failure to perform that gave rise to Parent’s right of termination thereunder occurred when such Takeover Proposal was pending and not withdrawn; provided, however, that for purposes of the foregoing clause (II) a Takeover Proposal shall not be deemed to have been “withdrawn” by a person if, within 12 months after any such termination, the Company or any of its Subsidiaries enters into a definitive agreement providing for, or the Company Board or the Company approves, recommends to its stockholders or does not oppose, a Takeover Proposal made by or on behalf of such person or any of its Affiliates or any such Takeover Proposal is consummated, and (C) within 12 months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement to consummate or consummates any Takeover Proposal; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(e);

then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the date of termination of this Agreement, (2) in the case of a payment required by clause (ii) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (ii)(C) and (3) in the case of a payment required by clause (iii) above, within three business days of the date of termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of Section 5.06(b)(ii)(C) only, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a), except that all references to 15% therein shall be deemed to be references to 50%.

(c) In the event that this Agreement is terminated by (i) either Parent or the Company pursuant to Section 7.01(b)(iii), (ii) either Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Outside Date), or (iii) by Parent pursuant to Section 7.01(c), then, in each case, the Company shall promptly, and in no event later than two days after being notified of such by Parent, pay to Parent, by wire transfer of immediately available funds, the Expense Reimbursement. As used in this Agreement, “Expense Reimbursement” means an amount equal to all of the documented out-of-pocket expenses, including those of the Exchange Agent and its Representatives, incurred by Parent or Sub in connection with this Agreement and the Transactions up to a maximum of $30,000,000, in the event such expenses are paid in connection with a termination pursuant to Section 7.01(b)(iii) and $50,000,000 in all other cases. In the event any Company Termination Fee is payable after the time the Company pays any Expense Reimbursement pursuant to this Section 5.06(c), the amount of the Company Termination Fee payable by the Company shall be reduced by such Expense Reimbursement amount actually paid to Parent. Notwithstanding anything herein to the contrary, the payment of the Company Termination Fee to Parent or its designee(s) is Parent and Sub’s sole and exclusive remedy against the Company and its Affiliates, and their respective stockholders and Representatives, for any loss, cost, liability or expense relating to or arising out of this Agreement, any agreement entered into in connection herewith, or the transactions contemplated hereby or thereby.

(d) If (i) the Company or Parent terminates this Agreement pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii) or (ii) the Company terminates this Agreement pursuant to Section 7.01(d) because of a failure by Parent to comply with its obligations under Section 5.03(c) and, in each of (i) and (ii), at the time of such termination, any of the conditions set forth in Sections 6.01(b), 6.01(c) or 6.02(c) shall not have been satisfied, and, in addition, in the case of a termination under Section 7.01(b)(ii), at the time of termination, a Governmental Entity shall have enacted such Restraint with respect to any Antitrust Law, and in each of (i) and (ii), at the time of such termination, all other conditions to the Closing set forth in Sections 6.01, 6.02 and 6.03 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination), then Parent shall pay the Company a termination fee equal to $305,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, concurrently with such termination (in the case of a termination by Parent) or within two business days of a request therefor by the Company following such termination (in the case of a termination by the Company). The Company agrees that in no event shall the Company be entitled to receive more than one Parent Termination Fee. Notwithstanding anything herein to the contrary, if the Parent Termination Fee is paid to the Company or its designee(s) pursuant to this Section 5.06(d), payment of such Parent Termination Fee is the Company’s sole and exclusive remedy against Parent and Sub and their Affiliates, and their respective stockholders and Representatives, for any loss, cost, liability or expense relating to or arising out of this Agreement, any agreement entered into in connection herewith, or the transactions contemplated hereby or thereby.

(e) The Company and Parent acknowledge and agree that the agreements contained in this Section 5.06 are an integral part of the Transactions, and that, without these agreements, the parties would not have entered into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to Section 5.06(b) or 5.06(c), or Parent fails promptly to pay any amount due pursuant to Section 5.06(d), and, in order to obtain such payment, Parent or the Company commences a suit that results in a judgment against the Company for the payment set forth in Section 5.06(b) or 5.06(c) or any portion thereof, or a judgment against Parent for the amount set forth in Section 5.06(d) or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, the other party’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

SECTION 5.07. Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. From the date of such announcement through the Closing Date, and so long as this Agreement is in effect, none of the Company, Parent or Sub shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02.

SECTION 5.08. Financing. (a) (i) Each of Parent and Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, to consummate and obtain the Debt Financing on or prior to the Closing Date on the terms and subject only to the conditions contained in the Debt Financing Commitment (or with other terms and conditions agreed by Parent and the Financing Sources, subject to the restrictions on amendments of the Debt Financing Commitment set forth below), including using its reasonable best efforts to (A) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions contained in the Debt Financing Commitment (or with other terms and conditions agreed by Parent and the Financing Sources, subject to the restrictions on amendments of the Debt Financing Commitment set forth below), (B) satisfy (or obtain the waiver of), and cause its Affiliates to satisfy (or obtain the waiver of), on a timely basis all conditions, and comply with all obligations applicable to Parent or Sub, contained in the Debt Financing Commitment or the definitive agreements related to the Debt Financing Commitment that are within the control of the Parent or Sub or any of its or their Affiliates or (C) maintain in effect the Debt Financing Commitment. If all conditions to the Debt Financing have been satisfied and the conditions to Parent’s and Sub’s obligation to consummate the Merger have been satisfied or (to the extent permitted by Law) waived, each of Parent and Sub shall use their reasonable best efforts to cause the financial institutions providing the Debt Financing to fund the Debt Financing on the Closing Date. For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.08, Parent acknowledges and agrees that its obligations to consummate the Transactions on the terms and subject to the conditions set forth herein is not conditioned upon the availability or consummation of the Debt Financing, the availability of any replacement commitments or receipt of the proceeds therefrom, and its obligations under this Agreement include its obligation to take such actions as may be necessary to have at Closing the cash resources to consummate the Transactions at the Closing.

(ii) Neither Parent nor Sub shall agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Debt Financing Commitment without the Company’s prior written consent that (A) modifies or adds conditions or contingencies to the availability of the Debt Financing relative to those contained in the Debt Financing Commitment in a manner that would reasonably be expected to (x) materially delay the Closing or materially impair the funding of the Debt Financing at the Closing or (y) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, (B) would otherwise reasonably be expected to materially impair or materially delay the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or the Closing, (C) materially and adversely impacts the ability of Parent or Sub to enforce its rights against the other parties to the Debt Financing Commitment or the definitive agreements related to the Debt Financing or (D) reduces the aggregate amount of the Debt Financing set forth in the Debt Financing Commitment, in each case as of the date of this Agreement (including by changing the amount of fees to be paid or original issue discount) by an amount that would reasonably be expected to materially delay the Closing or materially impair the funding of the Debt Financing at the Closing; provided, however, that in the case of clause (D), to the extent that the aggregate amount of the Debt Financing is reduced pursuant to the terms of the Debt Financing Commitment by virtue of (1) obtaining alternative committed financing, such alternative financing shall comply with the requirements set forth in clauses (A) – (C) of this sentence, and (2) the funding of alternative financing or obtaining proceeds from non-ordinary course asset sales or other dispositions of property, or incurrence of debt or issuances of equity, Parent shall deposit, or cause to be deposited, the proceeds thereof in a segregated account and shall not use any such proceeds for any purpose other than to satisfy Parent’s obligations under this Agreement at the Closing; provided further that notwithstanding clauses (A) – (D), Parent or Sub may amend, restate, modify or supplement the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, underwriters, syndication agents, lenders or similar entities that have not executed the Debt Financing

Commitment as of the date hereof, to provide for the assignment and reallocation of a portion of the debt financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, in each case, as expressly set forth in the Debt Financing Commitment. Parent shall promptly deliver to the Company copies of any amendment, modification or waiver to or under the Debt Financing Commitment or the definitive agreements relating to the Debt Financing.

(iii) Parent shall keep the Company informed on a current basis and in reasonable detail of the status of the Debt Financing and provide to the Company copies of the material definitive documents for the Debt Financing (subject to customary redaction with respect to fees). Without limiting the generality of the foregoing, Parent shall, promptly after obtaining knowledge thereof, give the Company written notice of any (A) material breach or default by any party to the Debt Financing Commitment and any definitive document related to the Debt Financing, (B) actual or written threat of withdrawal, repudiation or termination of the Debt Financing Commitment or the definitive documents relating to the Debt Financing, (C) material dispute or disagreement between or among any parties to the Debt Financing Commitment or any definitive document related to the Debt Financing; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith or (D) occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Sub to obtain all or any portion of the Debt Financing contemplated by the Debt Financing Commitment (or if at any time for any other reason Parent or Sub believes that it will not be able to obtain all or any portion of the Debt Financing contemplated by the Debt Financing Commitment.

(iv) If any portion of the Debt Financing becomes unavailable on the terms and conditions contained in the Debt Financing Commitment, Parent and Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Transactions as promptly as practicable following the occurrence of such event. Neither Parent nor Sub shall enter into such replacement debt financing commitment without the consent of the Company if (i) the terms of the new debt financing commitment, taken as a whole, are materially less favorable to Parent than the existing Debt Financing Commitment (taking into account any “market flex” provisions thereof) or (ii) the terms thereof would be reasonably expected to materially impair or delay the availability of the Debt Financing. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. For purposes of this Section 5.08, references to the “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as permitted to be amended, modified or replaced by this Section 5.08 and references to the “Debt Financing Commitment” shall include such documents as permitted to be amended, modified or replaced by this Section 5.08.

(b) Prior to the Closing Date, the Company shall provide, and cause its Subsidiaries to provide, and shall request that its Representatives provide, to Parent and Sub, in each case at Parent’s sole expense, such cooperation as is reasonably requested by Parent in connection with the arrangement of the Debt Financing (or any replacement, amended, modified or alternative financing permitted by this Section 5.08). Such cooperation shall include, at the reasonable request of Parent made in a timely fashion:

(i) reasonable cooperation with customary marketing and diligence efforts of Parent for all or any portion of the Debt Financing, including assistance in preparation for and participation in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(ii) providing reasonable assistance with the preparation of customary ratings agency presentations, road show materials, bank information memoranda, bank syndication materials, confidential information memoranda and similar customary marketing materials (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC) in connection with the marketing and syndication of Debt Financing (as set forth in the Debt Financing Commitment as in effect on the date of this Agreement) or in connection with a customary bank syndication process and offering of debt securities of the type described in the Debt Financing Commitment;

(iii) using reasonable best efforts to furnish Parent, within a reasonable amount of time following Parent’s reasonable request, with financial and other information available to the Company relating to the Company and its Subsidiaries to the extent required to consummate the Debt Financing in accordance with the terms of the Debt Financing Commitment as in effect on the date of this Agreement or in connection with a customary offering of debt securities of the type described in the Debt Financing Commitment, and providing reasonable assistance to the Parent’s preparation of pro forma financial information and projections required to consummate the Debt Financing in accordance with the terms of the Debt Financing Commitment as in effect on the date of this Agreement or in connection with a customary offering of debt securities of the type described in the Debt Financing Commitment;

(iv) using reasonable best efforts to furnish Parent at least five business days prior to the Closing Date, with all documentation and other information reasonably requested by the financial institutions party to the Debt Financing Commitment related to the Company and its Subsidiaries as and solely to the extent required by any Governmental Entity with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and

(v) requesting that the Company’s independent accountants participate in accounting due diligence sessions and cooperate with the Debt Financing (as set forth in the Debt Financing Commitment as in effect on the date of this Agreement) consistent with their customary practice, including requesting that they provide customary comfort letters (including “negative assurance” comfort) to the extent required in connection with the marketing and syndication of the Debt Financing (as set forth in the Debt Financing Commitment as in effect on the date of this Agreement) or as are customarily required in an underwritten offering of debt securities;

(vi) arrange for a customary payoff letter (in form and substance reasonably acceptable to Parent) to be delivered at or prior to Closing relating to the payoff and termination of the Credit Agreement, duly executed by the administrative agent, and setting forth all amounts necessary to be paid in order to fully pay off all of the amounts outstanding under the Credit Agreement, and providing that, upon such payment, such indebtedness will be extinguished and all Liens relating thereto will be released (the “Payoff Letter”); and

(vii) unless the Existing Senior Notes are fully prepaid and retired at or prior to the Effective Time, arrange for the delivery at or prior to the Closing by each “Subsidiary Guarantor” under any “Subsidiary Guaranty” (as such terms are defined in the Note Purchase Agreement) outstanding as of the Closing of a written reaffirmation as required under Section 10.2(b)(2) of the Note Purchase Agreement.

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the Debt Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.08, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except with respect to any historical financial statements provided by the Company or any of its Subsidiaries and except to the extent such losses, damages, claims, costs or expenses arose out of or resulted from the fraud, willful misconduct, gross negligence or intentional misrepresentation of any such indemnified party. All information obtained by the parties hereto pursuant to this Section 5.08 shall be kept confidential in accordance with the Confidentiality Agreement.

(d) The Company hereby consents to the use of its trademarks and logos in connection with the marketing of the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

SECTION 5.09. Treatment of Existing Senior Notes. (a) At Parent’s request the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to commence at Parent’s expense a tender offer to purchase, and any related consent solicitation with respect to, the Existing Senior Notes on such terms and conditions as specified by Parent and in compliance with all applicable terms and conditions of the Note Purchase Agreement (collectively, the “Debt Offer”); provided that (i) Parent shall have provided the Company with drafts and the final form of the offer to purchase, related letter of transmittal and other related documents (collectively, the “Offer Documents”), (ii) the Debt Offer need not commence prior to the later of (A) ten (10) business days after the date the Form S-4 is filed with the SEC and (B) the date the staff of the SEC indicates to Parent that it has no further comments to the Form S-4, (iii) the closing of the Debt Offer shall be conditioned on the Closing and shall otherwise comply with all applicable Laws and SEC rules and regulations. The terms and conditions specified by Parent for the Debt Offer shall be only such terms and conditions as are customarily included in offers to purchase debt securities similar to the Existing Senior Notes and in similar situations and shall otherwise be in compliance with all applicable Laws and the terms and conditions of the Note Purchase Agreement. Nothing in this Section 5.09 or in any other provision of this Agreement shall require the Company to purchase, or accept for purchase, any Existing Senior Notes tendered or otherwise submitted for payment prior to the Effective Time. Parent and Sub shall, and shall use their respective reasonable best efforts to cause their respective Representatives to, provide cooperation reasonably requested by the Company in connection with the Debt Offer.

(b) Subject to Section 5.09(c) and Section 5.09(d), if requested by Parent, in lieu of commencing a Debt Offer for the Existing Senior Notes (or in addition thereto) pursuant to Section 5.09(a), the Company shall (i) use its reasonable best efforts to seek the consent of the required number of holders of the Existing Senior Notes to permit an optional redemption of the Existing Senior Notes to be conditioned on the occurrence of the Closing and (ii) in the event such consent is obtained, issue a timely notice of optional redemption (the “Redemption Notice”) ten days prior to the anticipated Closing Date for all of the outstanding principal amount of the Existing Senior Notes pursuant to the requisite provisions of the Note Purchase Agreement, and shall redeem such Existing Senior Notes at the Closing in accordance with the terms of the Note Purchase Agreement (the “Debt Redemption”). Parent and Sub shall, and shall use their respective reasonable best efforts to cause their respective representatives to, provide cooperation reasonably requested by the Company in connection with the Debt Redemption.

(c) The Company shall, to the extent requested, keep Parent reasonably informed regarding the status, results and timing of the Debt Offer. The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Existing Senior Notes in connection with the Debt Offer shall be subject to the prior review of, and comment by, the Company and its Representatives, and shall be reasonably acceptable to them. If, at any time prior to the completion of the Debt Offer, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, becomes aware of any information that should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the Existing Senior Notes. Notwithstanding anything to the contrary in this Section 5.09(c)), the Company shall, and shall cause its Subsidiaries to, comply with the applicable requirements of Rule 14e-1 under the Exchange Act and any other Law to the extent applicable in connection with the Debt Offers, and such compliance will not be deemed a breach hereof (and, for the avoidance of doubt, the Company shall not be required to effect the Debt Offer in violation thereof).

(d) In connection with any Debt Offer, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements with such parties so selected; provided that neither the Company nor any of its Subsidiaries shall be required to provide any 10b-5 or negative assurance statements of outside legal counsel to, or indemnify, defend or hold harmless, or pay the fees or reimburse the costs and expenses of, any such party, which indemnification, fee and reimbursement obligations shall be borne by Parent pursuant to separate agreements with such parties to which neither the Company nor any of its Subsidiaries shall be a party or have any obligations under. Parent shall reimburse the Company and its Subsidiaries for all of their reasonable costs and expenses incurred in connection with any Debt Offers or any Debt Redemptions promptly following the incurrence thereof.

(e) Without limiting the foregoing, Parent’s obligations under Section 5.08(c) shall apply mutatis mutandis to the agreements of the Company under this Section 5.09.

SECTION 5.10. Rule 16b-3. Prior to the Effective Time, each of Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11. Parent Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Sub, a written consent adopting the Agreement.

SECTION 5.12. Sub and Surviving Corporation Compliance. Parent shall cause Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 5.13. Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.14. Securityholder Litigation. The Company shall give Parent the opportunity to participate in (but not control) the defense or settlement of any securityholder litigation against the Company or its directors relating to the Transactions, subject to a customary joint defense agreement, and no such settlement shall be agreed to without Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approval. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted (the “Regulatory Approval”).

(c) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent (collectively, “Restraints”), that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01(c) (Capital Structure), Section 3.01(g)(i) (Absence of Certain Changes or Events) and Section 3.01(q) (Voting Requirements) shall be true and correct as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) other than, in the case of Section 3.01(c), for inaccuracies that are de minimis in the aggregate, (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(r) (State Takeover Statutes) and Section 3.01(s) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(c) Regulatory Approval. The Regulatory Approval shall have been obtained and shall not include or be conditioned upon a Burdensome Condition.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Sub set forth in Section 3.02(b) (Capital Structure), Section 3.02(f)(i) (Absence of Certain Changes or Events) and Section 3.02(l) (Absence of Voting Requirements) shall be true and correct as of the date hereof and as of the

Closing Date as though made on such date (in each case except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date) other than, in the case of Section 3.02(b), for inaccuracies that are de minimis in the aggregate, (ii) the representations and warranties of Parent and Sub set forth in the first sentence of Section 3.02(a) (Organization, Standing and Corporate Power), Section 3.02(c)(i) (Authority; Noncontravention) and Section 3.02(m) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) each of the other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Sub’s, and (b) in the case of Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by delivery of written notice to the other parties hereto under the following circumstances:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before the 7 month anniversary of date of Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 6.01(c) shall have become final and nonappealable; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(ii) if such party (and in the case of Parent, Sub) has not complied in all material respects with its obligations under Section 5.03; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, as adjourned or postponed from time to time;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e) by Parent, in the event that (i) the Board of Directors of the Company shall have failed to include the Company Board Recommendation in the Proxy Statement or take any action specified in clause (ii) of Section 4.02(d), (ii) an Adverse Recommendation Change shall have occurred or (iii) the Board of Directors of the Company fails to publicly reaffirm the Company Board Recommendation within five business days of a request by Parent to make such public reaffirmation following the Company receiving a public Takeover Proposal (other than in the case of a Takeover Proposal in the form of a tender or exchange offer) that has not been withdrawn (provided that Parent may make any such request only once in any 15-day period, which 15-day period is exclusive of the five business day period by the end of which the Company is required to reaffirm the Company Board Recommendation pursuant to this clause (iii)); and

(f) by the Company, at any time prior to (but not after) obtaining the Company Stockholder Approval if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of Section 4.02, to enter into an Acquisition Agreement with respect to a Superior Proposal, (ii) concurrently with the termination of this Agreement the Company, subject to complying with the terms of Section 4.02, enters into an Acquisition Agreement with respect to such Superior Proposal and (iii) prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee pursuant to Section 5.06(b).

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.02(b), Section 5.06, the indemnification and reimbursement obligations pursuant to Section 5.08(c) and Section 5.09(e), this Section 7.02 and Article VIII, which provisions shall survive such termination, and the indemnification and reimbursement obligations pursuant to Section 5.08(c) shall be the Company’s sole and exclusive remedy against the Financing Sources for any loss, cost, liability or expense relating to or arising out of this Agreement, any agreement entered into in connection herewith, or the transactions contemplated hereby or thereby; provided, however that (a) subject to Section 5.06, nothing herein shall relieve the Company, Parent or Sub from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement (it being understood that the failure of Parent or the Company to effect the Closing when required under the terms of the Agreement shall constitute a willful and material breach), and the aggrieved party will be entitled to all rights and remedies available at law or in equity, including in the case of a breach by Parent or Sub, liability to the Company for damages, determined taking into account all relevant factors including, without duplication, the loss of the benefit of the Merger to the Company and the lost stockholder premium and any benefit to Parent or its stockholders arising from such breach and (b) the Confidentiality Agreement shall survive such termination in accordance with its terms.

SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the

Company without such approval having been obtained and provided further that no amendment to Section 8.13 or this Section 7.03 that in any way affects the rights of the Financing Sources shall be effective except with the prior written consent of the Financing Sources to such amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, the Parent, Sub and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Laboratory Corporation of America Holdings

531 South Spring Street

Burlington, North Carolina 27215

Fax No.: (336) 436-4177

Attention: General Counsel

Email: Vaarts@labcorp.com

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Fax No.: (212) 291-9519
Attention:	Krishna Veeraraghavan, Esq.
Email:	veeraraghavank@sullcrom.com

and to:

Hogan Lovells US LLP
875 Third Avenue
New York, New York 10022
Fax No.: (212) 918-3100
Attention:	Michael Silver, Esq.
Email:	michael.silver@hoganlovells.com

if to the Company, to:

Covance Inc.
210 Carnegie Center
Princeton, New Jersey 08540
Fax No.: (609) 419-2585
Attention:	James Lovett
Email:	james.lovett@covance.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza 825 Eighth Avenue New York, New York 10019
Fax No.: (212) 474-3700
Attention:	Richard Hall, Esq.
Damien R. Zoubek, Esq.
Email:	RHall@cravath.com
DZoubek@cravath.com

SECTION 8.03. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality provisions no less favorable to the Company, in the aggregate, than those set forth in the Confidentiality Agreement, except that such confidentiality agreement need not prohibit the making of a Takeover Proposal and will permit the sharing of information by the Company to Parent in accordance with Section 4.02 of this Agreement;

an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

“business day” means any day on which banks are not required or authorized to be closed in the City of New York;

“Common Interest Agreement” means the Joint Defense, Common Interest and Confidentiality Agreement, dated October 29, 2014, among counsel for Parent and counsel for the Company (as such agreement may be amended from time to time);

“Commonly Controlled Entity” means any person or entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code;

“Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Stock Plans), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity had or have any present or future liability, other than any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) plan, program, policy or arrangement mandated by applicable Laws;

“Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;

“Company Foreign Subsidiary” means a Subsidiary of the Company that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code;

“Company Intellectual Property” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries, licensed to the Company or any of its Subsidiaries, or otherwise used in the respective businesses of the Company and its Subsidiaries as currently conducted;

“Company Stock Plans” means the Company’s 2010 Employee Equity Participation Plan (including all February, 2013 Performance Share grants), the Company’s 2013 Employee Equity Participation Plan (including all February, 2014 Performance Share Grants), the Company’s 2014 Employee Equity Participation Plan and the Company’s Non-Employee Directors Deferred Stock Plan;

“Company Termination Fee” means $200,000,000;

“Confidentiality Agreement” means the confidentiality letter agreement dated as of October 16, 2014, between Parent and the Company (as such agreement may be amended from time to time);

“Consents” means all notices, reports and other filings required to be made prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries, under any Antitrust Law in connection with the execution and delivery of the Agreement and the consummation of the Transactions;

“Credit Agreement” means (i) the Third Amended and Restated Credit Agreement, dated as of June 2, 2014, among the Company, the guarantors party thereto, the lenders party thereto and PNC Bank, National Association, as Agent and (ii) all collateral agreements, guarantees and other agreements and documents entered into in connection therewith;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Existing Senior Notes” means, collectively, (i) the 3.25% Senior Notes, Series 2013A, due November 15, 2018, (ii) the 3.90% Senior Notes, Series 2013B, due November 15, 2020, (iii) the 4.50% Senior Notes, Series 2013C, due November 15, 2023 and (iv) the 4.65% Senior Notes, 2013D, due November 15, 2025, in each case issued pursuant to the Note Purchase Agreement;

“Financing Sources” means any person that has committed to provide the Debt Financing, including the parties to the Debt Financing Commitment and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and permitted successors and assigns;

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended;

“Information Privacy and Security Laws” shall mean all Laws that apply to the Company or any of its Subsidiaries concerning the privacy or security of information pertaining to an individual, including, where applicable, HIPAA, state data breach notification Laws, state social security number protection Laws, the European Union Directive 95/46/EC, the Federal Trade Commission Act, Canada’s Personal Information Protection and Electronic Documents Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, and state consumer protection Laws;

“Intellectual Property Rights” means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (i) patents, patent applications and any reissues, reexaminations, divisions, provisionals, substitutions, renewals, continuations, continuations-in-part and extensions thereof (collectively, “Patents”); (ii) registered and unregistered trademarks, service marks, trade dress, trade names, Internet domain names, logos, corporate names and other indicia of source or origin, and including all goodwill associated with the foregoing, together with all registrations, applications and renewals therefor (collectively, “Marks”); (iii) copyrights, whether registered or unregistered (including copyrights in Software), mask work rights, works of authorship and moral rights, and all registrations, applications and renewals therefor (collectively, “Copyrights”); and (iv) technology, know-how, techniques, formulas, invention disclosures, inventions (whether or not patentable and whether or not reduced to practice), concepts, trade secrets, discoveries, research and development, compositions, manufacturing and production processes, technical data and information, and other similar confidential and proprietary information (collectively, “Trade Secrets”);

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation;

“Knowledge” means (i) with respect to the Company, the actual knowledge, of any of the persons set forth in Section 8.03 of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge of any of the persons set forth in Section 8.03 of the Parent Disclosure Letter, in each case following reasonable inquiry;

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent;

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances and states of fact, (1) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstances or state of facts to the extent relating to (i) the economy in general, (ii) the pharmaceutical, biotechnology, healthcare, contract research, contract sales, drug development, healthcare informatics, chemical, agrochemical and food industries generally, including changes in the use, adoption or non-adoption of technologies or industry standards, (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) changes following the date of hereof in applicable accounting regulations or principles or official interpretations thereof, (vii) changes in foreign currency rates, (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (ix) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided, however, that this clause (ix) shall not apply to Section 3.01(d)(ii)) or (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business); provided, however, that the changes, effects, events, occurrences, circumstances or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v) and (vi) shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent such changes, effects, events, occurrences, circumstances or states of facts have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, when compared to other participants in the industries in which the Company and its Subsidiaries operate, or (2) prevents or materially impairs or delays the ability of the Company to consummate the Merger or the other Transactions;

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding the Debt Financing;

“Note Purchase Agreement” means (i) the Note Purchase Agreement, dated as of October 2, 2013, among the Company and the purchaser parties thereto and (ii) all notes, collateral agreements, guarantees and other agreements and documents entered into in connection therewith, in each case as amended, supplemented or modified from time to time;

“Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company;

“Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, with all other changes, effects, events, occurrences, circumstances and states of fact, (1) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstances or state of facts to the extent relating to (i) the economy in general, (ii) the clinical laboratory testing industry generally, including changes in the use, adoption or non-adoption of technologies or industry standards, (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in Parent’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided, however, that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) changes following the date of hereof in applicable accounting regulations or principles or official interpretations thereof, (vii) changes in foreign currency rates, (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (ix) the announcement of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided, however, that this clause (ix) shall not apply to Section 3.02(c)(ii) or (x) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the consent of the Company or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business); provided, however, that the changes, effects, events, occurrences, circumstances or states of facts set forth in the foregoing clauses (i), (ii), (iii), (v) and (vi) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, effects, events, occurrences, circumstances or states of facts have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, when compared to the other participants in the industries in which Parent and its Subsidiaries operate or (2) prevents or materially impairs or delays the ability of Parent to consummate the Merger or the other Transactions;

“Parent Stock Plans” means the Parent 2008 Stock Incentive Plan, the Parent 2012 Omnibus Incentive Plan and the Parent 1997 Employee Stock Purchase Plan, as each may be amended from time to time;

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) statutory Liens for Taxes, assessments and other governmental charges and levies that are not yet due or payable or that may thereafter be paid without interest or penalty and for which adequate reserves have been established in accordance with GAAP, (iii) Liens affecting the interest of the grantor of any easements benefiting real property owned by the Company or any of its Subsidiaries that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted, (iv) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants with respect to real property, restrictions and other similar matters that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of, or materially detract from the value of, the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted and (v) zoning, building entitlement and other similar land use codes and regulations promulgated by Governmental Entities;

“person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

“Personal Information” means the information pertaining to an individual that is regulated or protected by one or more of the Information Privacy and Security Laws;

“Redacted Fee Letter” means a fee letter from a Financing Source redacted to only mask the fees payable to the Financing Source in respect of the Debt Financing, the rates and amounts included in the “market flex” provisions and other economic terms that would not reasonably be expected to adversely affect the amount of availability of the Debt Financing;

“Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;

“Rollover Restricted Stock” means any award of Company Restricted Stock granted pursuant to and in accordance with Section 4.01(a) of the Company Disclosure Letter.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials, related to any of the foregoing;

a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; and

“Transactions” means the transactions contemplated by this Agreement, including the Merger and the Debt Financing.

SECTION 8.04. Interpretation. (a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being provided, made available or disclosed to Parent or its Affiliates, such information or documents shall include any information or documents (i) included in the Company Filed SEC Documents, (ii) furnished in the “data room” maintained by the Company at least twenty four (24) hours prior to the execution of this Agreement and to which access has been granted to Parent or (iii) otherwise provided in writing (including electronically) to Parent or its Affiliates.

(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(f) References to a person are also to its permitted successors and permitted assigns.

(g) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the Company Disclosure Letter), the Confidentiality Agreement and the Common Interest Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Other than as set forth in Section 8.13, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder, other than in respect of the rights of each indemnified party set forth in Section 5.05 from and after the Effective Time. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(j), cash in lieu of any fractional shares payable pursuant to Section 2.02(i), Option Amounts, RSU Amounts, Restricted Stock Consideration and Deferred Stock Unit Consideration, Substituted Restricted Stock and Restricted Cash Awards shall be enforceable by holders of Company Common Stock, Company Stock Options, Company RSUs, Company Restricted Stock and Company Deferred Stock Units, at or immediately prior to, the Effective Time as provided therein.

(b) Except for the representations and warranties contained in Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.01.

(c) Except for the representations and warranties contained in Section 3.02, the Company acknowledges that none of Parent, Sub or any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent or Sub or with respect to any other information provided to the Company in connection with the Transactions. None of Parent, Sub or any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Section 3.02.

SECTION 8.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto, except that each of Parent and Sub may assign all or any of its rights and obligations hereunder to any Affiliate of Parent; provided, however, that such assignment shall not prevent, impair or delay the consummation of the Transactions or otherwise impair the rights of the stockholders of the Company under this Agreement. Notwithstanding the foregoing, no assignment shall limit or affect the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10. Specific Enforcement; Consent to Jurisdiction. (a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that, the Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that either the Company or Parent seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware and (ii) the United States District Court located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in (i) the Court of Chancery of the State of Delaware or (ii) the United States District Court located in the State of Delaware and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity. Notwithstanding the foregoing, each of the parties hereto agrees that (I) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (II) solely for purposes of any such action, cause of action, claim, cross-claim or third-party claim referred to in clause (I), this Agreement shall be governed by and construed in accordance with the internal laws and judicial decisions of the State of New York applicable to agreements executed and performed entirely within such state, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 8.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.13. Provisions Related to the Financing Sources. Notwithstanding any provision of this Agreement, the Company agrees on its behalf and on behalf of its Affiliates that neither the Company nor any of its Affiliates shall have any claim or seek to enforce this Agreement against any Financing Source or any lender participating in the Debt Financing, and that none of the Financing Sources shall have any liability or obligation to Company or its Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to this Section 8.13 (or amendment or modification with respect to any related definitions as they affect this Section 8.13) shall be effective without the prior written consent of each Financing Source and (b) Section 7.02, Section 7.03, Section 8.10, Section 8.11 and this Section 8.13 are intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of Company.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

LABORATORY CORPORATION OF AMERICA HOLDINGS,

by	/s/ David P. King

	Name:	David P. King

	Title:	Chief Executive Officer

NEON MERGER SUB INC.,

by	/s/ F. Samuel Eberts III

	Name:	F. Samuel Eberts III

	Title:	President and Secretary

COVANCE INC.,

by	/s/ Joe Herring

	Name:	Joe Herring

	Title:	Chairman & CEO

ANNEX I

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 8.03
Acquisition Agreement	Section 4.02(a)
Adverse Recommendation Change	Section 4.02(d)
Affiliate	Section 8.03
Agreement	Preamble
Annual Amount	Section 5.05(c)
Antitrust Laws	Section 5.03(a)
Appraisal Shares	Section 2.01(d)
Authorizations	Section 3.01(j)(vi)
Average Parent Stock Price	Section 2.02(i)
BIS	Section 3.01(j)(vii)
Burdensome Condition	Section 5.03(c)
business day	Section 8.03
Cash Consideration	Section 2.01(c)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(h)
Common Interest Agreement	Section 8.03
Commonly Controlled Entity	Section 8.03
Company	Preamble
Company 401(k) Plan	Section 4.01(a)(iv)
Company Benefit Plan	Section 8.03
Company Board Recommendation	Section 3.01(d)(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Recitals
Company Deferred Stock Unit	Section 2.03(d)
Company Disclosure Letter	Section 8.03
Company Employees	Section 5.04(a)
Company Filed SEC Documents	Section 3.01
Company Foreign Subsidiary	Section 8.03
Company Intellectual Property	Section 8.03
Company Preferred Stock	Section 3.01(c)(i)
Company Restricted Stock	Section 3.01(c)(i)
Company RSUs	Section 3.01(c)(i)
Company Stock Options	Section 3.01(c)(i)
Company Stock Plans	Section 8.03
Company Stockholder Approval	Section 3.01(q)
Company Stockholders’ Meeting	Section 5.01(a)
Company Termination Fee	Section 8.03
Confidentiality Agreement	Section 8.03
Consents	Section 8.03
Contract	Section 3.01(d)(ii)
Copyrights	Section 8.03
Credit Agreement	Section 8.03

D&O Tail Premium Cap	Section 5.05(c)
Debt Financing	Section 3.02(g)
Debt Financing Commitment	Section 3.02(g)
Debt Offer	Section 5.09(a)
Debt Redemption	Section 5.09(b)
Deferred Stock Unit Consideration	Section 2.03(d)
DGCL	Section 1.01
Effective Time	Section 1.03
Environmental Law	Section 3.01(o)
ERISA	Section 8.03
Exchange Act	Section 3.01(d)(ii)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Expense Reimbursement	Section 5.06(c)
Existing Senior Notes	Section 8.03
FCPA	Section 3.01(j)(v)
Financing Sources	Section 8.03
Form S-4	Section 5.01(a)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(ii)
Government Official	Section 3.01(j)(v)
Hazardous Materials	Section 3.01(o)
Health Care Laws	Section 3.01(j)(i)
HIPAA	Section 8.03
HSR Act	Section 3.01(d)(ii)
Indebtedness	Section 4.01(a)(x)
Indemnified Party	Section 5.05(b)
Information Privacy and Security Laws	Section 8.03
Intellectual Property Rights	Section 8.03
IT Assets	Section 8.03
Knowledge	Section 8.03
Law	Section 3.01(d)(ii)
Leased Real Property	Section 3.01(u)(i)
Liens	Section 3.01(b)
Malicious Code	Section 8.03
Marks	Section 8.03
Material Adverse Effect	Section 8.03
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Transactions	Section 8.03
Non-U.S. Company Benefit Plan	Section 3.01(l)(x)
Note Purchase Agreement	Section 8.03
OFAC	Section 3.01(j)(vii)
Offer Documents	Section 5.09(a)(i)
Option Amount	Section 2.03(a)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.01(u)(ii)
Parent	Preamble
Parent Bylaws	Section 3.02(a)
Parent Certificate of Incorporation	Section 3.02(a)
Parent Common Stock	Section 3.02(b)(i)
Parent Disclosure Letter	Section 8.03

Parent ESPP	Section 3.02(b)(i)
Parent Filed SEC Documents	Section 3.02
Parent Material Adverse Effect	Section 8.03
Parent Preferred Stock	Section 3.02(b)(i)
Parent Restricted Stock	Section 3.02(b)(i)
Parent SEC Documents	Section 3.02(d)(i)
Parent Stock Options	Section 3.02(b)(i)
Parent Stock Plans	Section 8.03
Parent Termination Fee	Section 5.06(d)
Patents	Section 8.03
Payoff Letter	Section 5.08(b)(vii)
Per Share Option Equivalent Amount	Section 2.03(a)
Permitted Liens	Section 8.03
person	Section 8.03
Personal Information	Section 8.03
Proxy Statement	Section 5.01(a)
Real Property Lease	Section 3.01(u)(i)
Redacted Fee Letter	Section 8.03
Redemption Notice	Section 5.09(b)
Regulatory Approval	Section 6.01(b)
Representative	Section 8.03
Restraints	Section 6.01(c)
Restricted Cash Award	Section 2.03(e)
Restricted Stock Consideration	Section 2.03(b)
Restricted Parties	Section 3.01(j)(vii)
Rollover Restricted Stock	Section 8.03
RSU Amount	Section 2.03(c)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
SEC	Section 3.01
SEC Documents	Section 3.01(e)(i)
Section 262	Section 2.01(d)
Securities Act	Section 3.01(e)(i)
Software	Section 8.03
Specified Contract	Section 3.01(i)
Stock Consideration	Section 2.01(c)
Sub	Preamble
Subsidiary	Section 8.03
Substituted Restricted Stock	Section 2.03(e)
Superior Proposal	Section 4.02(c)
Superior Proposal Termination	Section 4.02(d)
Surviving Corporation	Section 1.01
Takeover Laws	Section 3.01(r)
Takeover Proposal	Section 4.02(a)
Tax Return	Section 3.01(m)
Taxes	Section 3.01(m)
Trade Control Laws	Section 3.01(j)(vii)
Trade Secrets	Section 8.03
Transactions	Section 8.03
Voting Company Debt	Section 3.01(c)(i)
Voting Parent Debt	Section 3.02(b)(i)

EXHIBIT A

Form of Certificate of Incorporation of the Surviving Corporation

CERTIFICATE OF INCORPORATION

OF

COVANCE INC.

FIRST. The name of the corporation is COVANCE INC.

SECOND. The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares which the corporation shall have authority to issue is 1,000 shares of Common Stock, and the par value of each of such shares is $0.01.

FIFTH. The name and mailing address of the incorporator is Julia Kim, 125 Broad Street, New York, New York 10004.

SIXTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

EIGHTH. Any action required or permitted to be taken by the holders of Common Stock of the corporation, including but not limited to the election of directors, may be taken by written consent or consents but only if such consent or consents are signed by all holders of Common Stock.

NINTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article NINTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

Annex B

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

November 2, 2014

Board of Directors

Covance Inc.

210 Carnegie Center

Princeton, New Jersey 08540

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Laboratory Corporation of America Holdings (“LabCorp”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Covance Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 2, 2014 (the “Agreement”), among LabCorp, Neon Merger Sub Inc., a wholly owned subsidiary of LabCorp (“Acquisition Sub”), and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share (not owned by LabCorp, Acquisition Sub or subject to a demand for appraisal) will be converted into $75.76 in cash, without interest (the “Cash Consideration”), and 0.2686 shares of common stock, par value $0.10 per share (“LabCorp Common Stock”), of LabCorp (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, LabCorp, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to LabCorp and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering by LabCorp of 2.50% Senior Notes due 2018 (aggregate principal amount $400,000,000) and 4.00% Senior Notes due 2023 (aggregate principal amount $300,000,000) in October 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, LabCorp and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors

Covance Inc.

November 2, 2014

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and LabCorp for the five fiscal years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and LabCorp; certain other communications from the Company and LabCorp to their respective stockholders; certain publicly available research analyst reports for the Company and LabCorp; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for LabCorp, in each case, prepared by management of the Company and approved for our use by the Company (the “Forecasts”), and certain operating synergies projected by the managements of the Company and LabCorp to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and LabCorp regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of LabCorp and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for Shares and shares of LabCorp Common Stock; compared certain financial and stock market information for the Company and LabCorp with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the contract research organization industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or LabCorp or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or LabCorp or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than LabCorp and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than LabCorp and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of LabCorp Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or LabCorp or the ability of the Company or LabCorp to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect

Board of Directors

Covance Inc.

November 2, 2014

on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than LabCorp and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4